Exhibit 99.6

Strength.
Insight.
Confidence.

Sun Life	Annual Report
Financial Inc.	2008

Strength	Insight

We are well capitalized and strategically well positioned, with a strong capital position and a healthy balance sheet.	We seek insight into customers’ needs and the powerful trends that shape those needs. We use our insight to empower customers to prepare for their futures with confidence.

Mission	To help customers achieve lifetime financial security.

Vision	To be an international leader in protection and wealth management.

Strategy	We will leverage our strengths around the world to help our customers achieve lifetime financial security and create value for our shareholders.

We invite you to read Sun Life Financial’s 2008 Public Accountability Statement, which details our corporate social responsibility activities in the areas of governance, philanthropy, investments and sustainability, as well as our commitment to our customers and our employees. This report will be available online in May 2009.

Confidence We continue to build for what comes next, for our customers, our company and our society.	Corporate profile
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2008, the Sun Life Financial group of companies had total assets under management of CDN$381 billion. Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE), and Philippine (PSE) stock exchanges under ticker symbol SLF.

Values	Integrity

We are committed to the highest standards of business ethics and good governance.

Engagement

We value our diverse, talented workforce and encourage, support and reward them in contributing to the full extent of their potential.

Customer focus

We provide sound financial solutions for our customers and always work with their interests in mind.

Excellence

We pursue operational excellence through our dedicated people, our quality products and services, and our value-based risk management.

Value

We deliver value to the customers and shareholders we serve and to the communities in which we operate.

	Contents

2	The world of Sun Life Financial	57	Consolidated financial statements	132	Directors and executive team

4	Chairman’s message	127	Sources of earnings	133	Subsidiary and affiliate companies

5	Chief Executive Officer’s message	129	Six-year summary by segment	135	Major offices

7	Financial summary	130	Eleven-year summary	136	Corporate and shareholder information

9	Management’s discussion and analysis

Sun Life Financial Inc. | sunlife.com	1

The world of Sun Life Financial

CANADA

Sun Life Financial | McLean Budden

Since 1865
7,440 employees
3,500 Sun Life advisors
Wholesale distribution channels

Business lines
Individual life and health insurance
Individual annuities, savings and segregated funds
Group life and health insurance
Group retirement products and services
Investment management services
Reinsurance

IRELAND

Sun Life Financial

Since 1998
380 employees

Business lines
IT services
Claims handling and annuities processing
Reinsurance

BERMUDA

Sun Life Financial

Since 1881
60 employees

Business lines
Individual life insurance
Individual annuities
Investment products

MEXICO

MFS

Sales and marketing of retail and institutional products
Global investment research

Business lines
Mutual funds
Institutional accounts

UNITED STATES

Sun Life Financial | McLean Budden | Sun Capital Advisers

Since 1895
2,990 employees
Wholesale distribution channels with independent brokers, financial planners, general agents, national distributors and financial institutions

Business lines
Individual fixed, fixed index and variable annuities
Individual life insurance
Single and joint universal life, variable life and corporate-owned life insurance (COLI)
Group life, disability, dental and medical stop-loss insurance
Investment management services
Reinsurance

MFS

MFS Investment Management
Since 1924
1,665 employees
Global asset management
Wholesale distribution channels

Business lines
Mutual funds
Variable annuities
Managed accounts
Institutional accounts
Structured products

At December 31, 2008

2 Sun Life Financial Inc. | Annual Report 2008

UNITED KINGDOM

Sun Life Financial of Canada

Since 1893

55 head office employees

315 third-party employees providing asset management and administration services

Business lines

Individual life insurance

Individual annuities and pensions

MFS Investment Management

Sales and marketing of retail and institutional products

Global investment research

Business lines

Mutual funds

Institutional accounts

INDIA

Birla Sun Life

Since 1999

Joint venture with Aditya Birla Group

14,020 employees

161,105 Birla Sun Life advisors

Bancassurance

Financial intermediaries

Business lines

Individual life and health insurance

Investment-linked products

Group life insurance

Group pensions

Mutual funds

Sun Life Financial

India Service Centre

Since 2005

325 employees

Business lines

IT services

Business processing

SINGAPORE

MFS Investment Management

Sales and marketing of retail and institutional products

Global investment research

Business lines

Mutual funds

Institutional accounts

INDONESIA

Sun Life Financial

Since 1995

270 employees

3,990 Sun Life advisors

Bancassurance

Telemarketing

Business lines

Individual life and health insurance

Investment-linked products

CHINA

光大永明 Sun Life Everbright

Since 2002

Joint venture with China Everbright Group Limited

675 employees

3,800 Sun Life Everbright advisors

Bancassurance

Financial intermediaries

Telemarketing

Business lines

Individual life and health insurance

Investment-linked products

JAPAN

MFS Investment Management

Sales and marketing of retail and institutional products

Global investment research

Business lines

Mutual funds

Institutional accounts

HONG KONG

Sun Life Financial

Since 1892

620 employees

1,340 Sun Life advisors

Bancassurance

Financial intermediaries

Business lines

Individual life and health insurance

Investment-linked products

Investment management services

Mandatory provident fund

PHILIPPINES

Sun Life Financial

Since 1895

680 employees

3,635 Sun Life advisors

Bancassurance

Financial intermediaries

Business lines

Individual life and health insurance

Investment-linked products

Mutual funds

AUSTRALIA

MFS Investment Management

Global investment research

Business lines

Institutional accounts

Sun Life Financial Inc. | sunlife.com 3

Chairman’s
message
Events in the global financial sector since September 2008 are unprecedented. Stock and credit market conditions continue to be extremely volatile. As a result, Sun Life Financial shareholders experienced a significant decline in share value during 2008.
Signs of an extended period of turbulence began to emerge in early 2008 and are continuing in 2009. The Company remains financially strong and follows prudent capital and risk management practices that have been continually improved over a number of years.
As the sub-prime mortgage loans situation unfolded in the United States, management heightened the Board of Director’s and its Risk Management Committee’s awareness of the emerging impact of deteriorating credit and equity market conditions. Vigilant and regular reviews of current market events were undertaken as the year progressed. Despite these efforts, the rapidity and severity of events that emerged since September 2008 could not be predicted. Sun Life Financial acted quickly to disclose exposures to major names in the news and disclose Third Quarter 2008 results. Full and transparent disclosure continues to be the standard for this annual report. At the same time, the Board is working with management to determine how improved oversight systems can be implemented from lessons learned during this volatile time.
Investing wisely in our key growth opportunities remains a priority. The Board discusses the execution of the Company’s strategic plan and business objectives at every meeting. Each year a two day off-site meeting is held to discuss the Company’s strategy. This past year we met at SLF Canada’s offices in Waterloo, Ontario to review strategic direction with the leaders of each major business group and the leaders of Canadian business operations.
Executive management and Board renewal and succession are also key priorities. The Board supported Don Stewart’s recent changes to the positions within the executive management team that enhance U.S. management expertise while leveraging leadership strength to accelerate international growth.
Two directors are standing for election for the first time at the 2009 Annual Meeting. Jim Sutcliffe, a recently retired global insurance and wealth management executive, was appointed to the Board in February 2009. The Honourable Hugh Segal, CM., is a Canadian Senator with a social, economic and foreign policy background. Both individuals will contribute valuable experience to the Board’s existing skill and experience mix.
In 2008, Sun Life Financial continued to focus on making the “Life’s brighter under the sun” experience real for our customers and the communities in which we do business. On behalf of the Board of Directors, I thank the management and all employees for their dedication during a difficult year.

Ronald W. Osborne Chairman of the Board

4	Sun Life Financial Inc. | Annual Report 2008

Chief Executive
Officer’s message
At no time in recent history has the global nature of financial services been more apparent than in the events of 2008. Despite a strong start to the year, Sun Life Financial’s results for 2008 reflect the severity of the financial crisis that swept across the global economy in the latter part of the year and continues to affect credit and equity markets everywhere. The year ended with net income of $785 million for 2008.
These results are disappointing. However, our Company remains strong and well capitalized. While we do not underestimate the severity of the current economic challenges, we remain confident that we are on course with our strategy, our enterprise risk management program and our focus on providing sound financial solutions for our customers. Sun Life is strategically well positioned to manage through the challenging economic environment.
Financial strength from discipline
and diversification
Our core business involves financial obligations to customers that often extend over a lifetime, demanding the kind of financial discipline and effective risk management needed in difficult times. Sun Life consistently maintains a strong capital position and a healthy balance sheet. Combined with our balanced business model, diversified across product lines and geography, and our enterprise-wide strategy, we have the right tools to work through this current cycle and to take advantage of opportunities for continued growth.
Diversification is a source of strength for both individuals and institutions. Sun Life offers a wide range of insurance, annuity and investment products and advisory services, and our global distribution channels place us at the forefront of the powerful demographic trends that are shaping the future in developed and developing countries. We are strategically positioned in North America and in key growth markets that include China and India.
Insight into the future of financial security
Rounding out the business model is our intense focus on providing relevant financial solutions for our customers. We are always expanding our insight into consumer needs and the powerful trends that shape those needs. We conduct extensive research into how and why people make financial decisions, and use the resulting insights to empower our customers to prepare for their futures with confidence.
“Sun Life is strategically well positioned to manage through the challenging economic environment.”

Donald A. Stewart Chief Executive Officer

Sun Life Financial Inc. | sunlife.com	5

“Sun Life consistently maintains a strong capital position and a healthy balance sheet.”
In 2008, Sun Life took several steps to further our mission of helping our customers achieve lifetime financial security. Following a comprehensive review of our brand positioning we began the implementation of a global brand strategy that will differentiate us from our competition, rally employees around a common purpose, and result in the best customer experience in the category. We are more focused than ever on offering innovative, relevant products and services that meet our customers’ needs on their terms.
The confidence to build for tomorrow
We continue to build for what comes next, for our customers, our company and our society. In October, Jon A. Boscia was named President of Sun Life Financial and Robert C. Salipante was appointed President, SLF International. These appointments further enhance Sun Life’s executive management bench strength.
In December, we completed the sale of our 37% interest in Cl Financial Income Fund to Scotiabank for $2.2 billion. This sale significantly strengthens our capital position and enhances our flexibility in terms of the potential growth opportunities in today’s global financial sector.
Sun Life continues to believe in the important role of corporate social responsibility and our actions have been recognized. Our operations in China were honoured with the Exceptional Corporate Social Responsibility award by the Canada China Business Council. We were also recognized by the Children’s Aid Foundation for 25 years of support, and were the recipient of the Globe and Mail’s Business for the Arts Award for the most effective corporate program.
In 2008, Sun Life was again included in the Dow Jones Sustainability Index (DJSI) and the Financial Times and London Stock Exchange’s FTSE4 Good Index for the fifth consecutive year. We engaged our employees around the world to suggest practical changes we could make to lighten our environmental footprint. We received more than 8,000 suggestions and, as a result, implemented several initiatives that have improved waste diversion, decreased energy use and reduced the consumption of items such as paper and bottled water.
Several members of our management team received honours in 2008. Chief Financial Officer Rick McKenney was named among Canada’s Top 40 Under 40™. Senior Vice-President Gary Comerford was the recipient of the President’s Award from the Indo-Canada Chamber of Commerce and Senior Vice-President Greta Cusworth was recognized as one of Canada’s Top 100 Most Powerful Women by the Women’s Executive Network.
I would personally like to thank Sun Life’s employees for their ongoing efforts and professionalism during an extraordinarily challenging year. Their commitment to our customers is a source of pride in the present and confidence in the future.
Strength. Insight. Confidence. These are hallmarks of companies that stay on course through times of uncertainty and continue to build for the future.
Donald A. Stewart
Chief Executive Officer

6	Sun Life Financial Inc. | Annual Report 2008

Financial
summary
Common share information

(As at or for the year ended December 31)		2008	2007	2006

Market capitalization (CDN$ millions)		15,918	31,428	28,203

Closing share price	TSX (CDN$)	28.44	55.71	49.32
	NYSE (US$)	23.14	55.94	42.35
	PSE (Philippine Pesos)	850	2,260	2,050

Dividends per common share (CDN$)		1.44	1.32	1.15

Book value per share (CDN$)		28.24	27.70	27.71
Delivering shareholder value
Focus on financial performance
Unprecedented levels of economic volatility and market turmoil, including a steep decline in equity markets and deteriorating credit markets, impacted financial results in 2008.
Balanced business model
Sun Life’s diversified earnings platform balances wealth and protection products, geographical exposure, and strong capital-generating markets in Canada and the U.K. with higher growth opportunities in the U.S. and Asia.
Financial flexibility
Strong credit ratings, capital ratios and risk management practices put Sun Life in a position to capitalize on growth opportunities.

		2008		2007	2006

Financial strength ratings*	A.M. Best	A+	(1)	A++	A++
	Moody’s	Aa3	(1)	Aa2	Aa2
	Standard & Poor’s	AA+	(2)	AA+	AA+
Minimum continuing capital surplus requirements		232%		213%	222%
Sun Life Assurance Company of Canada

*	As at February 28, 2009

(1)	Outlook stable

(2)	CreditWatch Negative

Sun Life Financial Inc. | sunlife.com	7

FINANCIAL REVIEW
Table of contents

MANAGEMENT’S DISCUSSION AND ANALYSIS

10	Enterprise mission, vision, values and strategy

11	Financial performance and objectives

12	Business overview

13	Business segment overview

15	Outlook

16	Corporate developments

16	Critical accounting estimates

21	Accounting policies

22	Non-GAAP financial measures

23	Financial highlights

24	Consolidated results of operations

30	Investments

34	Business segment results

34	SLF Canada

37	SLF U.S.

40	MFS

42	SLF Asia

44	Corporate

45	Risk management

50	Financial position and liquidity

56	Legal and regulatory proceedings

56	Controls and procedures
CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

57	Financial reporting responsibilities

58	Management’s report on internal control over financial reporting

59	Consolidated Financial Statements

	59	Consolidated statements of operations

	60	Consolidated balance sheets

	61	Consolidated statements of equity

	61	Consolidated statements of comprehensive income

	62	Consolidated statements of cash flows

	63	Consolidated statements of changes in segregated funds net assets and Consolidated statements of segregated funds net assets

64	Notes to the Consolidated Financial Statements

	64	Note 1	Accounting policies

	69	Note 2	Changes in accounting policies

	71	Note 3	Acquisitions and disposals

	72	Note 4	Segmented information

	74	Note 5	Financial investments and related net investment income

	77	Note 6	Financial instrument risk management

	85	Note 7	Goodwill and intangible assets

	86	Note 8	Other assets

	86	Note 9	Actuarial liabilities and other policy liabilities

	90	Note 10	Capital management

	91	Note 11	Senior debentures

	92	Note 12	Other liabilities

	93	Note 13	Subordinated debt

	94	Note 14	Non-controlling interests in subsidiaries

	94	Note 15	Share capital and shares purchased for cancellation

	95	Note 16	Operating expenses

	96	Note 17	Earnings per share

	96	Note 18	Stock-based compensation

	99	Note 19	Income taxes

	100	Note 20	Income taxes included in OCI

	100	Note 21	Commitments, guarantees and contingencies

	102	Note 22	Pension plans and other post-retirement benefits

	106	Note 23	Foreign exchange gain/loss

	106	Note 24	Related party transactions

	106	Note 25	Variable interest entities

	106	Note 26	Summary of differences between accounting principles generally accepted in Canada and in the United States

124	Appointed Actuary’s Report

124	Reports of Independent Registered Chartered Accountants

8	Sun Life Financial Inc. | Annual Report 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
February 11, 2009
In this Management’s Discussion and Analysis (MD&A), Sun Life Financial Inc. (SLF Inc.) and its consolidated subsidiaries, significant equity investments and joint ventures are collectively referred to as “Sun Life Financial” or the “Company”. Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2008, and amounts are expressed in Canadian dollars. Where information at and for the year ended December 31, 2008 is not available, information available for the latest period before December 31, 2008 is used. Financial information, except where otherwise noted, is presented in accordance with Canadian generally accepted accounting principles (GAAP), and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (OSFI). Additional information relating to the Company can be found in SLF Inc.’s Consolidated Financial Statements and accompanying notes (Consolidated Financial Statements) and Annual Information Form (AIF) for the year ended December 31, 2008, and other documents filed with applicable securities regulators in Canada, which may be accessed at www.sedar.com, and with the United States Securities and Exchange Commission (SEC), which may be accessed at www.sec.gov.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance based on financial measures prepared in accordance with GAAP, including earnings, earnings per share (EPS), fully diluted EPS and return on equity (ROE). Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including fully diluted operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations within the reporting period. Management measures the performance of its business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. The Company also reviews adjusted revenue which excludes the impact of currency and fair value changes in held-for-trading assets and derivative instruments from total revenue and a reconciliation to revenue is included in this MD&A under the heading Revenue on page 26. Management also monitors MFS’s pre-tax operating profit margin ratio, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS Investment Management (MFS). Other non-GAAP financial measures used by the Company include sales, and premiums and deposits. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in this annual MD&A under the heading Non-GAAP Financial Measures on page 22 and the Supplementary Financial Information packages that are available in the Investor Relations- Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
FORWARD-LOOKING STATEMENTS
Certain statements contained or incorporated by reference in this MD&A, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of Sun Life Financial including those set out in this MD&A under Enterprise Mission, Vision, Values and Strategy, Financial Performance and Objectives, Business Overview, Business Segment Overview, Outlook, Critical Accounting Estimates, Investments, SLF Canada, SLF U.S., MFS, SLF Asia, Corporate, and Financial Position and Liquidity. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. The forward-looking statements contained or incorporated by reference in this MD&A are stated as of the date hereof, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this MD&A due to, among other factors, the matters set out under Critical Accounting Estimates on page 16 and Risk Management on page 45 of this MD&A and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim financial statements and the notes thereto, which are available for review at www.sedar.com and www.sec.gov.
Factors that could cause actual results to differ materially from expectations include, but are not limited to, investment losses and defaults and changes to investment valuations; the performance of equity markets; interest rate fluctuations; other market risks including movement in credit spreads; possible sustained economic downturn; risks related to market liquidity; market conditions that adversely affect the Company’s capital position or its ability to raise capital; downgrades in financial strength or credit ratings; the impact of mergers and acquisitions; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; insurance risks including mortality, morbidity, longevity and policyholder behaviour including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; currency exchange rate fluctuations; the cost, effectiveness and availability of risk-mitigating hedging programs; the creditworthiness of guarantors and counterparties to derivatives; risks relating to operations in Asia including risks relating to joint ventures; the impact of competition; risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet-enabled technology; breaches of computer security and privacy; dependence on third-party relationships including outsourcing arrangements; the ability to attract and retain employees; the impact of adverse results in the closed block of business; the ineffectiveness of risk management policies and procedures and the potential for financial loss related to changes in the environment. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

Sun Life Financial Inc. | sunlife.com	9

Management’s discussion and analysis
Enterprise mission, vision, values and strategy
MISSION
To help customers achieve lifetime financial security
VISION
To be an international leader in protection and wealth management
VALUES
These values guide us in achieving our strategy:

Values

Integrity	We are committed to the highest standards of business ethics and good governance.

Engagement	We value our diverse, talented workforce and encourage, support and reward them in contributing to the full extent of their potential.

Customer focus	We provide sound financial solutions for our customers and always work with their interests in mind.

Excellence	We pursue operational excellence through our dedicated people, our quality products and services, and our value-based risk management.

Value	We deliver value to the customers and shareholders we serve and to the communities in which we operate.
STRATEGY
We will leverage our strengths around the world to help our customers achieve lifetime financial security and create value for our shareholders.
We will work to achieve our strategy through focused execution of the following five enterprise priorities:

Priorities

Generate value-building growth	Sustain profitable top-line growth and deliver on key medium-term financial targets.

Intensify customer focus	Meet the needs of our customers by delivering top quality products and services that are grounded in consumer insight.

Enhance productivity and efficiency	Continuously improve productivity and efficiency to increase competitiveness.

Strengthen risk management	Enhance risk management processes and practices to maximize shareholder value.

Foster innovation	Embed creativity and innovation throughout the organization to improve business results and gain competitive advantage.

10	Sun Life Financial Inc. | Annual Report 2008

Management’s discussion and analysis
Financial performance and objectives
The Company’s 2008 medium-term objectives were established for a three-to-five year period, with an operating EPS growth objective of 10% per annum on average and a medium-term operating ROE goal of 15% on a sustainable basis(1).
The 2008 medium-term objectives were based on the assumptions described below relating to equity market performance, interest rates and credit markets and the Company’s economic and business outlook at the time. During 2008, equity markets experienced significant volatility and steep declines, interest rates fell throughout the year as central banks around the globe took action to stimulate the economy and credit conditions deteriorated leading to asset impairments, significant credit spread widening and credit-related write-downs. This volatile economic environment created significant headwinds in 2008 and impeded the Company’s progress in attaining its medium-term objectives.
The following table summarizes the differences between the assumptions used in establishing Sun Life Financial’s medium-term objectives and the actual experience in 2008.

Factor	Assumptions	2008 Experience

Equity Markets	A rise in the annual level of equity market indices, primarily the S&P 500, by approximately 7%-8%	The S&P 500 fell by 38%, while the S&P/TSX Composite Index fell by 36%. Steep declines in equity markets resulted in charges of $1,051 million to net income

Interest Rates	Near-term stability in North American interest rates across the yield curve and over the longer term, interest rates that are generally higher than statutory or contractual minimums required on certain guaranteed products offered by the Company	Interest rates on government treasuries in Canada and the U.S. fell by a range of 67 basis points (bps) to 316 bps. Declining interest rates resulted in charges of $43 million to net income

Credit	A credit environment within historical norms	Asset impairments, credit-related losses and the impact of wider credit spreads resulted in charges of $1,264 million to net income

Currency	Stability in exchange rates between the Canadian dollar and foreign currencies, primarily the U.S. dollar and the British pound sterling	The change in the Canadian dollar relative to foreign currencies reduced the Company’s net income by $214 million

It is evident that severe economic challenges will extend well into 2009 and the economic volatility and uncertainty reflected in the Company’s 2008 results will continue to impact the Company’s financial performance.
In light of the volatile economic conditions that continue to persist into 2009, the Company has revised its medium-term objectives. The medium-term objectives will be to achieve an operating ROE in the 13-15% range over a three-to-five year period and maintain a strong capital position and effective capital deployment. The Company’s medium-term objectives remain based on the assumptions with respect to equity markets, interest rates, credit and currency described in more detail in the table above. In addition, they are based on current levels.
Additional discussion on the impact of market volatility on the Company’s financial results can be found under the heading Outlook on page 15.
The Company expects to maintain the current level of dividends, which are subject to the approval of the Board of Directors each quarter, provided that economic conditions and the Company’s results allow it to do so while maintaining a strong capital position. The information concerning future dividends is a forward-looking statement and is based on the assumptions set out and subject to the risk factors described under Forward-looking Statements on page 9. Additional information is provided under the heading Shareholders’ Dividends on page 53.
The Company currently has no intention of repurchasing common shares.

(1)	Operating EPS and operating ROE are non-GAAP financial measures. For additional information, see the section under the heading Non-GAAP Financial Measures on page 22.

Sun Life Financial Inc. | sunlife.com	11

Management’s discussion and analysis
Business overview
Sun Life Financial is a leading international financial services organization, offering a diverse range of life and health insurance, savings, investment management, retirement, and pension products and services to both individual and corporate customers. Sun Life Financial manages its operations and reports its financial results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia), and Corporate. The Corporate segment includes the operations of Sun Life Financial’s United Kingdom business unit (SLF U.K.) and Corporate Support operations, which include the Company’s reinsurance businesses as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business segments. Beginning in the fourth quarter of 2008, the Company began consolidating the results of SLF Reinsurance into Corporate Support as the Company is de-emphasizing certain aspects of the reinsurance business.
Financial information on the Company’s business segments is presented in this MD&A in both Canadian dollars and the segment’s local currency where appropriate.
The Company’s business model is one of balance as it strives to establish scale and scope in each of the diversified markets in which it chooses to compete. It weighs the higher growth prospects in emerging markets against the relative stability of more mature operations. In a similar way, the Company’s stable protection business balances the relatively more volatile wealth management business. It also ensures that customers have access to complementary insurance, retirement and savings products that meet their specific needs at every stage of their lives. The following table shows the Company’s products by business segment.

Products	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate

Individual life insurance	▪	▪		▪	▪
Individual annuity and savings	▪	▪		▪	▪
Group life and health	▪	▪		▪
Group pension and retirement	▪			▪
Mutual funds	▪		▪	▪
Asset management	▪	▪	▪	▪
Individual health insurance	▪			▪
Reinsurance (life retrocession)					▪

The Company’s strong focus on multi-channel distribution offers customers choices as to how and when they purchase products and access services.

Distribution channels	SLF Canada	SLF U.S.	MFS	SLF Asia

Direct sales agents	▪			▪
Independent and managing general agents	▪	▪		▪
Financial intermediaries (e.g., brokers)	▪	▪	▪	▪
Banks		▪	▪	▪
Pension and benefit consultants	▪	▪	▪	▪
Direct sales (including Internet and telemarketing)	▪			▪

12	Sun Life Financial Inc. | Annual Report 2008

Management’s discussion and analysis
Business segment overview

 SLF Canada

  2008 PRIORITIES
•	Continue to increase Individual Insurance and Investment sales through the Sun Life Financial Advisor Sales Force and the Wholesale distribution channel by enhancing distribution capabilities with a focus on lifetime relationships and holistic advice

•	Continue to build and expand the retirement rollover business by providing advice and incorporating group life and health products

•	Continue to increase market share in the small to medium-sized group business market segments

•	Continue to maintain disciplined focus on expense management

  2008 ACHIEVEMENTS
•	SunWise Elite Plus was enhanced to include guaranteed income for life to help meet the needs of Canadians who are focused on the income phase of their retirement planning. This new product contributed to an overall increase of 44% in Individual segregated fund sales over 2007

•	The Sun Life Financial Advisor Sales Force grew in 2008, with a net gain of 91 advisors

•	Group Retirement Services (GRS) grew its sales by 18% compared to 2007 as a result of the increased placement of large plans. 2008 sales also included $736 million of retained assets from members leaving their employers’ defined contribution plans, representing a record retention rate of 42%

•	Sales in the small and medium-sized group business segments were maintained at 2007 levels despite the challenging competitive environment, reflecting SLF Canada’s solid position in these markets

•	Overall operating expenses decreased 3% from 2007 levels, demonstrating productivity improvements while achieving client satisfaction targets

  2009 PRIORITIES
•	Increase Individual Insurance and Investment sales through the Sun Life Financial Advisor Sales Force and Wholesale distribution partners, including Cl Financial, with a focus on lifetime relationships, holistic advice and product development

•	Build sales by leveraging product and service capabilities and the relationship with group plan members through voluntary benefit offerings, expanding the retirement rollover business with new life and health products

•	Continue to emphasize risk management including de-risking the segregated fund products where appropriate to better align fees, benefits and hedging strategies

•	Continue to focus on improving productivity through disciplined expense management, while maintaining a high level of customer satisfaction

Sun Life Financial Inc. | sunlife.com	13

Management’s discussion and analysis

 SLF U.S.

  2008 PRIORITIES
•	Grow sales by maintaining and increasing product competitiveness across all lines of business through innovation and quality service

•	Integrate the Genworth Employee Business Group (EBG) business, leveraging the expanded distribution force

•	Deepen distribution relationships through improved service and enhanced marketing

•	Leverage product and innovation skills to expand in global markets

  2008 ACHIEVEMENTS
•	SLF U.S. delivered innovative products to the marketplace, introducing additional proprietary life products and new annuity living benefits. Although gross sales were down in the face of a challenging economic environment, redemption experience improved

•	The Genworth EBG business was successfully integrated during the year, resulting in overall growth in the Employee Benefits Group business, with common shareholders’ net income up 6% and overall sales increased by 22% in 2008 over 2007

•	Bermuda International operations launched its next generation investment product, Sun Secured Advantage, offering high net worth clients in Latin America, Asia and the Middle East a wide range of investment options from around the world to help build, preserve and transfer their wealth

  2009 PRIORITIES
•	Implement recommendations from a strategic review initiated in the fourth quarter of 2008, including rationalizing Individual Insurance and Annuity product lines to focus on core products

•	De-risk the variable annuity products through redesign to better align fees, benefits and hedging strategies and to simplify the product suite

•	Implement a new, industry-leading customer acquisition and policy administration system in the Employee Benefits Group business

•	Continue to enhance risk and capital management activities to preserve financial strength amidst ongoing economic uncertainty

•	Create a centralized distribution platform and work to better align the distribution strategy with the target markets and channels of each product

•	Invest in strengthening marketing capabilities and creating stronger brand awareness

•	Monitor and respond to the economic environment, including continued focus on managing expenses and improving efficiency to better align with pricing allowances

•	Continue value-building growth both organically and through the pursuit of merger and acquisition opportunities

 MFS

  2008 PRIORITIES
•	Sustain long-term investment performance

•	Improve U.S. domestic mutual fund net sales

•	Continue expansion of institutional distribution footprint

  2008 ACHIEVEMENTS
•	U.S. retail investment performance improved during 2008, with 86% of MFS’s fund assets ranking in the top half of their respective three-year Lipper categories as at December 31, 2008, compared with 75% as at December 31, 2007. MFS domestic retail funds with Class A share assets that rated 4 or 5 stars according to Morningstar more than doubled at December 31, 2008 compared with December 31, 2007

•	MFS ranked fourth overall out of 59 firms for one-year asset-weighted returns in the 2008 Lipper/Barron’s Best Fund Family Survey. MFS also had overall rankings of fourth for five years and fifth for ten years in the survey. MFS was the only fund family mentioned as having a top five or better finish for one, five and ten years in the 2008 rankings

•	MFS improved U.S. domestic net redemptions by approximately US$100 million in a year when the U.S. mutual fund industry experienced US$180 billion in net outflows compared with US$216 billion in net inflows during 2007

•	MFS continued its non-U.S. distribution expansion, opening new offices in Australia and Hong Kong, and expanding the institutional sales force coverage in Western Europe, Taiwan and Japan

  2009 PRIORITIES
•	Sustain long-term investment performance

•	Expand institutional product offerings and sales

•	Improve U.S. domestic mutual fund net sales

•	Maintain competitive profit margins by managing discretionary expenses

14	Sun Life Financial Inc. | Annual Report 2008

Management’s discussion and analysis

 SLFAsia

  2008 PRIORITIES
•	Achieve operational efficiencies through regional centres of excellence

•	Expand product offerings, including innovative health insurance solutions

•	Leverage global expertise to explore wealth management opportunities in new markets

•	Strengthen distribution management and expand alternate distribution by leveraging regional expertise

•	Increase opportunities to cross-sell to existing customers

•	Continue accelerated expansion in India

  2008 ACHIEVEMENTS
•	Established the Regional Office centre of excellence to roll out best practices in operational processes. In India, the centre of excellence provides professional support (such as underwriting) to the India joint venture

•	Launched a series of innovative products in response to lowering demand for investment-linked products, including health products and riders

•	Launched principal protect products in India and in the Philippines, leveraging Sun Life’s global wealth management expertise

•	Established several new telemarketing relationships with large banks in Indonesia, expanded the telemarketing Channel in China with the opening of a second call centre in Tianjin

•	Expanded the India life insurance joint venture’s reach with the opening of 261 branches, bringing the total to 600 branches, and the asset management joint venture opened 42 branches to expand its distribution reach to 116 branches

  2009 PRIORITIES
•	Leverage consumer insights to launch innovative products reflecting each market’s specific needs

•	Make it easier for customers to do business with the Company by providing Internet services, enabling the Company to create better customer experiences

•	Deliver products to customers through direct channels, such as telemarketing, and leverage call centre capabilities for cross-selling opportunities

•	Enhance distribution management, implementing best practices in such areas as agency recruitment and training

•	Enhance operational efficiencies and productivity by sharing best practices and leveraging regional technology
Outlook
After several years of relatively stable markets, 2008 was characterized by unprecedented levels of economic volatility and market turmoil. The governments and central banks around the world have taken steps aimed at restoring capital markets; however, it may take time before any meaningful confidence is restored, and the economic difficulties will continue in 2009.
The extent to which economic conditions will impact the financial results of the Company will largely be a function of the state of equity markets and the credit environment in 2009. The manner in which economic factors impact the earnings of the Company is summarized below.

Scenario	Equity	Credit

Recovery to pre-crisis levels	• Release reserves for fees and guarantees	• Lower levels of defaults
	• Asset management fees improve	• Release reserves on narrower credit spreads

Reset growth from current levels	• Stable reserve levels	• Defaults in line with historical averages
	• Lower fee income on stable asset base	• Credit spreads narrowing to historical levels

Further deterioration of the macro environment	• Increased reserves for guarantee benefits, net of hedging and lower fee income • Lower fee income on a reduced asset base	• More defaults/impairments • Increased reserves for defaults • Impact of wider credit spreads continues

Sun Life Financial’s mission to help customers achieve lifetime financial security requires that the Company be well capitalized. During these unprecedented disruptions in capital markets, Sun Life Financial will leverage its strong capitalization and enterprise-wide risk management programs, well-diversified balance sheet and expense management focus to capitalize on growth opportunities.

Sun Life Financial Inc. | sunlife.com	15

Management’s discussion and analysis
Corporate developments
The following developments occurred in 2008.
Cl FINANCIAL DISPOSAL
On December 12, 2008, SLF Inc. sold its 37% interest in Cl Financial Income Fund (Cl Financial) to The Bank of Nova Scotia (Scotiabank) for $2.2 billion. The proceeds included $1.55 billion in cash and the balance in common and preferred shares of Scotiabank. An after-tax gain of $825 million was included in the 2008 financial results.
SHARE REPURCHASE PROGRAM
In 2008, SLF Inc. purchased and cancelled 4.8 million common shares at a cost of $217 million under its share repurchase program.
QUARTERLY SHAREHOLDERS’ DIVIDENDS
In 2008, SLF Inc. increased its quarterly common share dividend by 6%. The quarterly dividend payout per common share was increased from $0.34 to $0.36 in the first quarter of 2008. Common shareholder dividends paid in 2008 were $1.44 per common share compared to $1.32 in 2007, an increase of 9%.
FINANCING ARRANGEMENTS
On January 30, 2008, SLF Inc. issued $400 million of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures (Series 2008-1) due in 2023.
On June 26, 2008, SLF Inc. issued $350 million of Series 2008-2 Subordinated Unsecured 5.12% Fixed/Floating Debentures (Series 2008-2) due in 2018.
Additional details of these financing arrangements can be found on page 51 in this MD&A in the Capital section under the heading Financial Position and Liquidity and in Note 13 to SLF Inc.’s 2008 Consolidated Financial Statements.
Critical accounting estimates
SLF Inc.’s significant accounting and actuarial policies are described in Notes 1, 2, 5 and 9 to its 2008 Consolidated Financial Statements. Management must make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain, under these policies. The estimates described below are considered particularly significant to understanding the Company’s financial performance. As part of the Company’s financial control and reporting, judgments involving assumptions and estimates are reviewed by the independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of the Company’s financial results.
BENEFITS TO POLICYHOLDERS
The Company’s benefit payment obligations are estimated over the life of its annuity and insurance products based on internal valuation models and are recorded in its financial statements, primarily in the form of actuarial liabilities. The determination of these obligations is fundamental to the Company’s financial results and requires management to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation, and other factors over the life of its products.
The Company uses best estimate assumptions for expected future experience. Some assumptions relate to events that are anticipated to occur many years in the future and are likely to require subsequent revision. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. If the assumption is more susceptible to volatility or if there is uncertainty about the underlying best estimate assumption, a correspondingly larger provision is included in the actuarial liabilities.
In determining these provisions, the Company ensures
•	when taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption; and

•	in total, the cumulative effect of all provisions is reasonable with respect to the total actuarial liabilities.
With the passage of time and the resulting reduction in estimation risk, excess provisions are released into income. In recognition of the long-term nature of policy liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually, and revisions are made where deemed necessary and prudent.
Significant factors affecting the determination of policyholders’ benefits, the methodology by which they are determined, and their significance to the Company’s financial conditions and results of operations are described on the following page.

16	Sun Life Financial Inc. | Annual Report 2008

Management’s discussion and analysis
The sensitivities presented measure the estimated impact on net income and capital based on a starting point of December 31, 2008 and the immediate changes in interest rates and equity market prices noted below as well as business mix on that date. Changes to starting point interest rates, equity market prices and business mix will result in different estimated sensitivities. Further, changes in interest rates and equity market prices in excess of the ranges illustrated will generally result in greater than proportional impacts.

Critical accounting estimate	Determination methodology and assumptions	Financial significance (measured as at December 31, 2008)

Equity markets – the value of the Company’s policyholder obligations for certain products is dependent on assumptions about the future level of equity markets
•   The calculation of actuarial liabilities for equity market-sensitive products includes adequate provisions to absorb moderate changes in rates of equity market return with provisions determined using scenario testing under the standards established by the Canadian Institute of Actuaries

•    For participating insurance and universal life products, a large portion of the effect of equity market changes is passed through to policyholders as changes in the amounts of dividends declared or in the rate of interest credited
•    Products such as segregated fund and annuity option guarantees are affected by equity movements even though mitigating hedging programs are in place
•    An immediate 10% increase across all equity and real estate markets would result in an estimated increase in net income of $250 million to $300 million
•    An immediate 10% decrease across all equity and real estate markets would result in an estimated decrease in net income of $275 million to $350 million
•    A 100 basis point reduction in assumed future equity and real estate returns would result in an estimated decrease in net income of $500 million to $600 million

Interest rates – the value of the Company’s policyholder obligations for all policies is sensitive to changes in interest rates
•   The calculation of actuarial liabilities for all policies includes adequate provisions to absorb moderate changes in interest rates with provisions determined using scenario testing under the standards established by the Canadian Institute of Actuaries
•    The major part of this sensitivity is offset with a similar sensitivity in the value of the Company’s assets held to support liabilities

•    For certain product types, including participating insurance policies and certain forms of universal life policies and annuities, the effect of changes in interest rates is largely passed through to policyholders as changes in the amount of dividends declared or in the rate of interest credited
•    An immediate 1% parallel increase in interest rates across the entire yield curve would result in an estimated increase in net income of $100 million to $150 million
•    An immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income of $150 million to $200 million

Asset default provisions are included in actuarial liabilities for possible future asset defaults and loss of asset value on assets current and future purchases
•    The amount included in actuarial liabilities is based on possible reductions in the expected future investment yield depending on the credit worthiness of the asset
•    The underlying assumptions for bonds and mortgages are derived from long-term studies. For bonds they are based on total U.S. market experience and for mortgages on company experience

•    Asset default provisions included in actuarial liabilities amounted to $2.3 billion on a pre-tax basis as at December 31, 2008. The amount excludes defaults that can be passed through to participating policyholders and the projected reductions in the value of equity and real estate assets supporting actuarial liabilities

Mortality – the rate of death for defined groups of people
•    Generally based on the Company’s average five-year experience
•    Industry experience considered where the Company’s experience is not sufficient
•    Where lower mortality rates result in an increase in actuarial liabilities, the mortality rates are adjusted to reflect estimated future improvements in life span
•    Where lower mortality rates result in a decrease in actuarial liabilities, the mortality rates do not reflect any future improvement that might be expected

•    For life insurance products for which higher mortality would be financially adverse to the Company, a 2% increase in the best estimate assumption would decrease net income by about $120 million
•    For life insurance products for which lower mortality would be financially adverse to the Company, a 2% decrease in the mortality assumption would decrease net income by about $10 million
•    For annuities for which lower mortality would be financially adverse to the Company, a 2% decrease in the mortality assumption would decrease net income by about $80 million

Sun Life Financial Inc. | sunlife.com	17

Management’s discussion and analysis

Critical accounting estimate	Determination methodology and assumptions	Financial significance (measured as at December 31, 2008)

Morbidity – both the rates of accident or sickness and the rates of subsequent recovery for defined groups of people
•    Generally based on the Company’s average five-year experience
•    Industry experience considered where the Company’s experience is not sufficient
•    Long-term care and critical illness insurance assumptions developed in collaboration with reinsurers and largely based on their experience
•    For those benefits where the Company or industry experience is limited, larger provisions for adverse deviation are included
• For products for which the morbidity is a significant assumption, a 5% adverse change in that assumption would reduce net income by about $120 million

Policy termination rates – the rates at which policies terminate prior to the end of the contractual coverage periods
•    Generally based on the Company’s average five-year experience
•    Industry studies used where the Company’s experience is not sufficient
•    Rates may vary by plan, age at issue, method of premium payment and policy duration
•    Assumptions for premium cessation occurring prior to termination of the policy required for universal life contracts

•    For products for which fewer terminations would be financially adverse to the Company, net income would decrease by about $190 million if the termination rate assumption were reduced by 10%
•    For products for which more terminations would be financially adverse to the Company, net income would decrease by about $180 million if the termination rate assumption were increased by 10%

Operating expenses and inflation – actuarial liabilities provide for future policy-related expenses
•    Mainly based on recent Company experience using an internal expense allocation methodology
•    The increases assumed in future expenses are consistent with the future interest rates used in the scenario testing under the standards established by the Canadian Institute of Actuaries
• A 5% increase in unit expenses Company-wide would result in a decrease in net income of about $140 million

FAIR VALUE OF INVESTMENTS
As described in Notes 1 and 2 to SLF Inc.’s 2008 Consolidated Financial Statements, the majority of the Company’s financial assets are recorded at fair value in accordance with the changes in the Canadian investment accounting rules adopted in 2007.
Held-for-trading and available-for-sale bonds and stocks are recorded at fair value. Changes in fair value of held-for-trading assets are recorded in income while changes in fair value of available-for-sale assets are recorded in other comprehensive income (OCI), a component of equity. The fair value of publicly traded fixed maturity and equity securities is determined using quoted market bid prices in active markets that are readily and regularly obtainable, when available. When quoted prices in active markets are not available, management judgment is required to estimate the fair value using market standard valuation methodologies, which include matrix pricing, consensus pricing from various broker dealers that are typically the market makers, discounted cash flows, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are primarily using observable market inputs, which include, but are not limited to, benchmark yields, issuer spreads, reported trades of identical or similar instruments and prepayment speeds. Prices obtained from independent pricing services are validated through back-testing to trade data, comparisons to observable market inputs or other economic indicators, and other qualitative analysis to ensure that the fair value is reasonable. For fair value that is based solely on non-binding broker quotes that cannot be validated to observable market data, the Company typically considers the fair value to be based on unobservable inputs, due to a general lack of transparency in the process that the brokers use to develop the prices. The changes in fair value of assets with unobservable market inputs backing actuarial liabilities are expected to be largely offset by changes in those liabilities.
The fair value of non-publicly traded bonds is determined using a discounted cash flow approach that includes provisions for credit risk, liquidity premium, and the expected maturities of the securities. Since quoted market prices are not readily and regularly obtainable, management judgment is required to estimate the fair value of these bonds. The valuation techniques used are based primarily on observable market prices or rates.

18	Sun Life Financial Inc. | Annual Report 2008

Management’s discussion and analysis
Derivative financial instruments are recorded at fair value with changes in fair value recorded to income unless the derivative is part of a qualifying hedging relationship. The fair value of derivative financial instruments depends upon the type of derivative and is determined primarily using observable market inputs. Fair values of exchange-traded futures are based on the quoted market prices. When quoted market prices are not readily available, management estimates fair value using valuation models dependent on the type of the derivative. The fair value of interest rate and cross-currency swaps and forward contracts is determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair value of common stock index swaps and options is determined using the value of underlying securities or indices and option pricing models using index prices, projected dividends and volatility surfaces.
Real estate held for investment is initially recorded at cost and the carrying value is adjusted towards fair value at 3% of the difference between fair value and carrying value per quarter. The fair value of real estate is determined by external appraisals, using expected future net cash flows discounted at current market interest rates.
Mortgages and corporate loans are recorded at amortized cost. The fair value of mortgages and corporate loans is determined by discounting the expected future cash flows using current market interest rates with similar credit risks and terms to maturity.
Due to their nature, the fair values of policy loans and cash are assumed to be equal to their carrying values, the amounts that these items are recorded at on the balance sheet. Cash equivalents and short-term securities are recorded at fair value, which is determined based on market yields.
Other invested assets designated as held-for-trading and available-for-sale are primarily investments in segregated funds and mutual funds. These are reported on the consolidated balance sheets at fair value. The fair values of other invested assets are determined by reference to quoted market prices. Other invested assets designated as available-for-sale also include investments in limited partnerships, which are accounted for at cost.
OTHER-THAN-TEMPORARY IMPAIRMENT OF FINANCIAL ASSETS AND ALLOWANCE FOR INVESTMENT LOSSES
Changes in the fair value of available-for-sale bonds and stocks are recorded to unrealized gains and (losses) in OCI.
Available-for-sale bonds are tested for impairment on a quarterly basis. Objective evidence of impairment includes financial difficulty of the issuer, bankruptcy or defaults and delinquency in payments of interest or principal. Where there is objective evidence that an available-for-sale bond is impaired and the decline in value is considered other-than-temporary, the loss accumulated in OCI is reclassified to net gains (losses) on available-for-sale assets. Once an impairment loss is recorded to income, it is not reversed. Following impairment loss recognition, these assets will continue to be recorded at fair value with changes in fair value recorded to OCI and tested for further impairment quarterly. Interest is no longer accrued and previous interest accruals are reversed.
Available-for-sale stocks are tested for impairment on a quarterly basis. Objective evidence of impairment for stocks includes a significant or prolonged decline in fair value of the stock below cost or changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying value will not recover. The accounting for other-than-temporarily impaired available-for-sale stocks is the same as described previously for available-for-sale bonds.
During the year ended December 31, 2008, the Company wrote down $318 million of impaired available-for-sale assets as compared to $35 million during the year ended December 31, 2007. Approximately $28 million of the write-down during 2008 related to impaired available-for-sale bonds that were part of fair value hedging relationships. These assets were written down since the length of time that the fair value was less than the cost and the extent and nature of the loss indicated that the fair value would not recover, or due to issuer bankruptcy. These write-downs are included in net gains (losses) on available-for-sale assets in the consolidated statements of operations.
During 2008, the net charge to the income statement attributable to impairments of held-for-trading assets backing actuarial liabilities amounted to $608 million, while it was nil in 2007.
Mortgages and corporate loans are carried at amortized cost, net of allowances for losses. A mortgage or loan is classified as impaired when there is no longer assurance of the timely collection of the full amount of principal and interest. When an asset is classified as impaired, allowances for losses are established to adjust the carrying value of the asset to its net recoverable amount. The use of different methodologies and assumptions may have a material effect on the estimates of net recoverable amount. Management considers various factors when identifying the potential impairment of mortgages and corporate loans. In addition to the Company’s ability and intent to hold these invested assets to maturity or until a recovery in value, consideration is given to general economic and business conditions, industry trends, specific developments with regard to security issuers, and available market values. Increases in the allowances are charged against net investment income. Once the conditions causing the impairment improve and future payments are reasonably assured, allowances are reduced and the invested asset is no longer classified as impaired.

Sun Life Financial Inc. | sunlife.com	19

Management’s discussion and analysis
GOODWILL AND OTHER INTANGIBLES
Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets. Goodwill is not amortized, but is assessed for impairment by comparing the carrying values of the appropriate reporting units to their respective fair values. Goodwill is assessed for impairment annually. Goodwill assessment may occur in between annual periods if events or circumstances occur that may result in the fair value of a business segment falling below its carrying amount. If any potential impairment is identified, it is quantified by comparing the carrying value of the respective goodwill to its fair value. The fair value of the business and subsidiary segments is determined using various valuation models which require management to make certain judgments and assumptions that could affect the fair value estimates and result in impairment write-downs. During 2008, none of the goodwill was written down due to impairment.

The Company had a carrying value of $6.6 billion in goodwill as at December 31, 2008. The goodwill consisted primarily of $3.7 billion arising from the 2002 Clarica acquisition, $1.5 billion arising from the acquisition of Keyport Life Insurance Company in the United States in 2001, $535 million arising from the acquisition of CMG Asia Limited (CMG Asia) in Hong Kong in 2005 and $368 million arising from the acquisition of the Genworth EBG business in 2007. Goodwill of $377 million related to the Company’s equity holdings in Cl Financial was disposed of with the sale of the Company’s investment in Cl Financial in the fourth quarter of 2008.

Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangibles are amortized, while indefinite-life intangibles are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the indefinite life intangible assets’ carrying values to their fair values. If the carrying values of the assets exceed their fair values, these assets are considered impaired and a charge for impairment is recognized. The fair value of intangible assets is determined using various valuation models which require management to make certain judgments and assumptions that could affect the fair value estimates and result in impairment write-downs. During 2008, none of the indefinite life intangible assets were written down due to impairment.
The Company’s indefinite-life intangible assets had a carrying value of $275 million as at December 31, 2008. These indefinite-life intangible assets reflected fund management contracts and state licenses. Indefinite-life intangibles of $757 million related to the investment in Cl Financial and included in Other Invested Assets were divested with the sale of the Company’s investment in Cl Financial in the fourth quarter of 2008.
As at December 31, 2008, the Company’s finite-life intangible assets had a carrying value of $603 million that reflected the value of the field force and asset administration contracts acquired as part of the Clarica Life Insurance Company, CMG Asia and Genworth EBG business acquisitions. Finite-life intangibles of $9 million related to the investment in Cl Financial and included in Other Invested Assets were divested with the sale of the Company’s investment in Cl Financial in the fourth quarter of 2008.
INCOME TAXES
Sun Life Financial’s provision for income taxes is calculated based on the expected tax rules of a particular fiscal period. The determination of the required provision for current and future income taxes requires the Company to interpret tax legislation in the jurisdictions in which it operates and to make assumptions about the expected timing of realization of future tax assets and liabilities. To the extent that the Company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increase or decrease cannot be reasonably estimated.
PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS
The Company sponsors non-contributory defined benefit pension plans and defined contribution plans for eligible qualifying employees. In addition to the Company’s pension plans, in some countries the Company provides certain post-retirement medical, dental and life insurance benefits to eligible qualifying employees and to their dependents upon meeting certain requirements. The defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits.

Due to the long-term nature of these plans, the calculation of benefit expenses and accrued benefit obligations depends on various assumptions, including discount rates, expected long-term rates of return on assets, rates of compensation increases, medical cost rates, retirement ages, mortality rates and termination rates. Based upon consultation with external pension actuaries, management determines the assumptions used for these plans on an annual basis. Actual experience may differ from the assumed rates, which would impact the pension benefit expenses and accrued benefit obligations in future years. Details of the Company’s pension and post-retirement benefit plans and the key assumptions used for these plans are included in Note 22 to SLF Inc.’s 2008 Consolidated Financial Statements.
The following table provides the potential sensitivity of the benefit obligation and expense for pension and post-retirement benefits to changes in certain key assumptions based on pension and post-retirement obligations as at December 31, 2008. The sensitivities provided are hypothetical only, and should be used with caution. The impact of changes in each key assumption may result in greater than proportional changes in sensitivities. The sensitivities are forward-looking statements and are based on the assumptions set out and subject to the risk factors described under Forward-looking Statements on page 9.

20	Sun Life Financial Inc. | Annual Report 2008

Management’s discussion and analysis
SENSITIVITY OF KEY ASSUMPTIONS

	Pension		Other post-retirement
($ millions)	Obligation	Expense	Obligation	Expense

Impact of a 1% change in key assumptions
Discount rate
Decrease in assumption	$383	$39	$30	$3
Increase in assumption	(328)	(38)	(26)	(2)

Expected long-term rate of return on plan assets
Decrease in assumption	–	(20)	–	–
Increase in assumption	–	20	–	–

Rate of compensation increase
Decrease in assumption	(64)	(13)	–	–
Increase in assumption	69	14	–	–

Accounting policies
CHANGES IN ACCOUNTING POLICIES IN 2008
In 2008, SLF Inc. adopted the following accounting standards and policies. Additional information is provided in Note 2 to SLF Inc.’s 2008 Consolidated Financial Statements.
CAPITAL DISCLOSURES AND FINANCIAL INSTRUMENTS – DISCLOSURE AND PRESENTATION
On January 1, 2008, the Company adopted three new Canadian Institute of Chartered Accountants (CICA) Handbook Sections: Section 1535, Capital Disclosures; Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation. Section 1535 requires disclosure of an entity’s objectives, policies and processes for managing capital; information about what the entity regards as capital; whether the entity has complied with any capital requirements; and the consequences of not complying with these capital requirements. Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation. Section 3863 carries forward unchanged the presentation requirements of Section 3861. Section 3862 requires enhanced financial instrument disclosures focusing on the nature and extent of risks arising from financial instruments and how the entity manages those risks. The required new disclosures are included in Notes 6 and 10 to SLF Inc.’s 2008 Consolidated Financial Statements.
FUTURE ADOPTION
Goodwill and Intangible Assets
The CICA issued Section 3064, Goodwill and Intangible Assets, replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Provisions concerning goodwill are unchanged from the standards included in the previous Section 3062. The provisions relating to intangible assets, including internally generated intangible assets, are incorporated from international financial reporting standards. The Company adopted this new standard on January 1, 2009, and does not expect the adoption of this Section to have a material impact on the consolidated financial statements.
International Financial Reporting Standards (IFRS):
The Canadian Accounting Standards Board confirmed January 1, 2011 as the date IFRS will replace current Canadian standards and interpretations as Canadian GAAP for publicly accountable enterprises. In order to prepare for the conversion to IFRS, Sun Life Financial has developed an IFRS changeover plan. This plan addresses key elements of the Company’s conversion to IFRS including:
•	Education and training requirements
•	Accounting policy changes
•	Information technology and data systems impacts
•	Impacts on business activities
•	Financial reporting requirements
•	Internal control over financial reporting
The IFRS changeover plan is well underway, with key IFRS standards analyzed and compared against Sun Life Financial’s current Canadian GAAP policies. As an insurer, one of the key steps in the accounting policy change analysis is the classification of insurance contracts for IFRS reporting purposes; this exercise is now substantially complete. Work is on-going on assessing other accounting policy changes, including a review of the IFRS 1 options for first-time adoption.

Sun Life Financial Inc. | sunlife.com	21

Management’s discussion and analysis
A focused education and training plan for employees throughout the organization has been established and will continue to evolve throughout the implementation period and beyond.
As implications of the adoption are identified, information technology and data systems impacts are also being addressed. Impacts on business activities, both on a qualitative and quantitative basis, will be assessed as differences are identified between Sun Life Financial’s current accounting policies and IFRS.
As the implementation process develops, the Company expects to continue to revisit its changeover plan. Accordingly, changes to the plan may be required as more information on the adoption of IFRS becomes known.
Non-GAAP financial measures
Management evaluates the Company’s performance based on financial measures prepared in accordance with GAAP, including earnings, EPS, fully diluted EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including fully diluted operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations within the reporting period. Management measures the performance of its business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. The company also reviews adjusted revenue which excludes the impact of currency and fair value changes in held-for-trading assets and derivative instruments from total revenue. Management also monitors MFS’s pre-tax operating profit margin ratio, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS. Other non-GAAP financial measures used by the Company include sales, and premiums and deposits. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP.
NON-GAAP ITEMS
The following amounts were not included in the Company’s operating earnings in the prior 3 years.
In the fourth quarter of 2008, the Company sold its 37% interest in Cl Financial to Scotiabank for $2.2 billion. The after-tax gain of $825 million was not included in the 2008 operating earnings.
In 2007, the Company recorded after-tax charges to earnings of $10 million for re-branding expenses in Canada, $4 million for integration costs related to the acquisition of the Genworth EBG business, $43 million in relation to the intangible asset write-down for the retirement of the Clarica brand and $18 million for the premium paid to redeem US$600 million of 8.53% Partnership Capital Securities issued by Sun Life of Canada (U.S.) Capital Trust I.
In 2006, the Company recorded after-tax charges to income of $2 million for Hong Kong integration costs related to the acquisition of CMG Asia Limited and Commserve Financial Limited.
RECONCILIATION OF OPERATING EARNINGS

($ millions)	2008					2007					2006

	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total	Total

Reported earnings (loss) (GAAP)	129	(396)	519	533	785	555	577	590	497	2,219	2,089

After-tax gains (losses) on special items
Gain on sale of interest in Cl Financial	825	–	–	–	825	–	–	–	–	–	–
Intangible asset write-down for Clarica brand	–	–	–	–	–	–	–	–	(43)	(43)	–
Premium to redeem Partnership Capital Securities	–	–	–	–	–	–	–	–	(18)	(18)	–
Re-branding expenses	–	–	–	–	–	(3)	(5)	(2)	–	(10)	–
Genworth EBG business integration costs	–	–	–	–	–	(2)	(1)	(1)	–	(4)	–
Hong Kong integration costs	–	–	–	–	–	–	–	–	–	–	(2)

Total special items	825	–	–	–	825	(5)	(6)	(3)	(61)	(75)	(2)

Operating earnings (loss)	(696)	(396)	519	533	(40)	560	583	593	558	2,294	2,091

22	Sun Life Financial Inc. | Annual Report 2008

Management’s discussion and analysis
The impact on the Company’s EPS of the items described above is summarized in the table below.
IMPACT OF SPECIAL ITEMS ON FULLY DILUTED OPERATING EPS

($ per share)	2008	2007	2006

EPS(1) – Reported (GAAP)	1.37	3.85	3.58
Net gains (losses) on special items	1.47	(0.13)	–

EPS(1) – Operating	(0.10)	3.98	3.58

(1)	EPS refers to fully diluted earnings per share in the table.
Financial highlights

($ millions, unless otherwise noted)		2008	2007	2006

Common shareholders’ net income (loss)	Operating(1)	(40)	2,294	2,091
	Reported	785	2,219	2,089
Basic reported EPS ($)		1.40	3.90	3.62
Fully diluted EPS($)	Operating(1)	(0.10)	3.98	3.58
	Reported	1.37	3.85	3.58
ROE(%)	Operating(1)	-0.3%	14.3%	13.8%
	Reported	5.1%	13.8%	13.8%
Dividends per common share ($)		1.44	1.32	1.15
Dividend payout ration)(%)		103%	34%	32%
Dividend yield(2)(%)		3.8%	2.5%	2.5%
Total revenue		15,563	21,188	24,287

Premiums, deposits and fund sales
Premium revenue, including administration services only premium equivalents		16,799	16,124	17,327
Segregated fund deposits		10,919	13,320	8,753
Mutual fund sales		20,352	22,586	20,412
Managed fund sales		20,944	27,613	26,116

Total premiums, deposits and fund sales		69,014	79,643	72,608

Assets under management (AUM) (as at December 31)
General fund assets		119,833	114,291	117,831
Segregated fund net assets		65,762	73,205	70,789
Mutual fund assets		83,602	101,858	110,186
Managed fund assets		110,405	134,297	140,551
Other AUM		1,490	1,613	2,075

Total AUM		381,092	425,264	441,432

Capital (as at December 31)
Subordinated debt and other capital(3)		3,726	2,946	3,305
Participating policyholders’ equity		106	95	92
Total shareholders’ equity		17,303	17,122	17,092

Total capital		21,135	20,163	20,489

(1)	Operating earnings, fully diluted operating EPS and operating ROE are non-GAAP measures and exclude certain items described on page 22 under the heading Non-GAAP Financial Measures. The dividend payout ratio represents the ratio of common shareholders’ dividends to reported common shareholders’ net income.

(2)	The dividend yield represents the common dividend per share as a percentage of the average of the high and low share price.

(3)	Other capital refers to Partnership Capital Securities and Sun Life ExchangEable Capital Securities (SLEECS). These securities qualify as capital for Canadian regulatory purposes. The Partnership Capital Securities were redeemed in May 2007. Additional information is available on page 51 under the heading Liquidity and on page 51 under the heading Capital.

Sun Life Financial Inc. | sunlife.com	23

Management’s discussion and analysis
Consolidated results of operations
COMMON SHAREHOLDERS’ NET INCOME
Common shareholders’ net income of $785 million in 2008 decreased by $1,434 million from $2,219 million in 2007 and operating earnings, which excluded certain items outlined on page 22, fell by $2,334 million from 2007 to an operating loss of $40 million. These results reflected the capital market impacts of asset impairments and credit-related losses and equity markets to the Company’s businesses.
EARNINGS AND EPS

($ millions, unless otherwise noted)	2008	2007	2006

Total net income	857	2,290	2,144
Less: Participating policyholders’ net income	2	2	7
Dividends paid to preferred shareholders	70	69	48

Common shareholders’ net income	785	2,219	2,089
Adjusted for special items(1)	(825)	75	2

Operating earnings (loss)	(40)	2,294	2,091
Basic EPS ($) from:
Common shareholders’ net income	1.40	3.90	3.62
Operating earnings (loss)(1)	(0.07)	4.03	3.62
Diluted EPS ($) from:
Common shareholders’ net income	1.37	3.85	3.58
Operating earnings (loss)(1)	(0.10)	3.98	3.58

Common shareholders’ net income (loss) by segment

SLF Canada	645	1,050	995
SLF U.S.	(1,016)	581	448
MFS	194	281	234
SLF Asia	33	123	101
Corporate	929	184	311

Total	785	2,219	2,089

(1)	The impact of items not included in operating earnings is described on page 22 under the heading Non-GAAP Financial Measures.
IMPACT OF ECONOMIC ENVIRONMENT
During the fourth quarter of 2008, the United States government officially pronounced that it was in a recession. The U.S. Treasury, Federal Reserve and central banks around the world took action throughout the year to counter a loss of confidence in financial markets as the economy continued to falter. The S&P 500 hit an eleven-year low in 2008, credit spreads across all fixed income products reached historically wide levels and market volatility skyrocketed. For the full year, the S&P/TSX Composite Index was down 36%, while the S&P 500 dropped 38%, marking the worst annual percentage decline in the index since the Great Depression. At year-end 2008, the 2-year U.S. Treasury rate of 0.76% was the lowest since regular sales began in 1975 and the 10-year declined by 181 bps.
Weak economic conditions, which persisted throughout 2008, had a significant impact on the financial results of the Company. The Company incurred charges to net income of $1.3 billion related to asset impairments and credit-related losses, including write-downs related to holdings in Lehman Brothers and Washington Mutual, as well as $1.1 billion related to equity market impacts as shown below.
Capital Market Impact on Earnings

	Net lncome ($ millions)	EPS($)

Asset impairments & credit-related losses	(1,264)	(2.26)
Equity markets (net of hedging)	(1,051)	(1.88)
Interest Rates (net of hedging)	(43)	(0.08)

Total	(2,358)	(4.22)

Fully diluted EPS decreased to $1.37 in 2008 from $3.85 in 2007. The strengthening of the Canadian dollar against foreign currencies during the year decreased 2008 earnings by $214 million or $0.38 per common share when compared to 2007 foreign exchange rates.
Fully diluted operating EPS, which excluded the gain of $825 million on the sale of the Company’s interest in Cl Financial as summarized on page 22, represented an operating loss per share of $0.10 in 2008 as compared to $3.98 fully diluted operating EPS in 2007. Without the impact of a change in the Canadian dollar relative to other currencies, the 2008 fully diluted EPS would have been $0.29.

24	Sun Life Financial Inc. | Annual Report 2008

Management’s discussion and analysis
PERFORMANCE BY BUSINESS GROUP
Common shareholders’ net income for SLF Canada was $645 million in 2008 compared to $1,050 million for 2007. The decrease was due to lower Individual Insurance & Investments earnings of $398 million mainly attributable to the impact of declining equity markets, decreased interest rates and changes to asset default assumptions partially offset by favourable asset reinvestment gains from wider credit spreads in 2008. Group Benefits earnings improved by $29 million, primarily reflecting more favourable morbidity experience and a focus on expense management. Group Wealth earnings decreased by $36 million primarily from changes to asset default assumptions and the unfavourable impact of declining equity markets on fee income.
SLF U.S. had a loss of $1,016 million in 2008 compared with 2007 earnings of $581 million, including a $152 million unfavourable currency impact due to changes in currency exchange rates. In U.S. dollars, SLF U.S. reported a loss of US$883 million compared to earnings of US$553 million in 2007. The decrease in earnings was largely due to an increase in annuity reserves required by the impact of declining equity markets of US$510 million, credit-related losses including impairments of US$500 million, the negative impact of wider credit spreads and credit-related allowances on actuarial reserves of US$200 million and changes to asset default assumptions in anticipation of higher future credit-related losses of US$80 million. The variable annuity reserve increase was driven by a decline in variable annuity account values, which, although partially offset by the benefits of hedges, increased the value of guaranteed benefits and lowered the expected stream of future fee income.
Common shareholders’ net income for MFS in 2008 was US$186 million compared to US$262 million in 2007. The decrease in earnings was primarily due to lower average net assets as a result of the decline in global financial markets.
SLF Asia reported common shareholders’ earnings of $33 million in 2008 compared to $123 million in 2007. The decrease in earnings was primarily due to lower earnings in Hong Kong from investment-related losses and increased investment in growth in India.
Corporate had common shareholders’ net income of $929 million in 2008 compared to $184 million in 2007 due to the after-tax gain of $825 million as a result of the Company’s sale of its 37% interest in Cl Financial and realized tax benefits associated with unrecognized tax losses from impairments taken in prior years. These increases were partially offset by losses in the Company’s life retrocession reinsurance business from the unfavourable impact of claims in 2008 as well as the strengthening of actuarial reserves to reflect more comprehensive information on potential future premiums and claims. Results for the full year 2007 included $61 million after-tax charges to earnings related to the intangible asset write-down for the retirement of the Clarica brand and for the premium paid to redeem Partnership Capital Securities in Corporate Support.
RETURN ON EQUITY
ROE based on common shareholders’ net income was 5.1% in 2008, down from 13.8% in 2007 due to lower earnings. Operating ROE, which does not include the amount outlined on page 22, was negative 0.3% in 2008, compared with 14.3% in 2007. The negative operating ROE resulted from the 2008 fully diluted operating loss per share of $0.10. Excluding the impact of the change in the Canadian dollar against foreign currencies, ROE based on reported and operating earnings were 6.7% and 1.2%, respectively.
ASSETS UNDER MANAGEMENT
The Company’s AUM consist of general funds, segregated funds and other AUM, including mutual and managed funds which include institutional and other third-party assets managed by the Company.

Total AUM were $381.1 billion as at December 31, 2008, a decrease of $44.2 billion compared to $425.3 billion as at December 31, 2007. The increase of $50.3 billion from currency fluctuations was more than offset by equity market performance that reduced AUM by $87.6 billion in 2008, a decrease of $7.4 billion from the change in value of held-for-trading assets and net redemptions of mutual, managed and segregated funds of $3.2 billion.

The Company’s general fund assets increased to $119.8 billion, up $5.5 billion, or 5%, from the December 31, 2007 level. An increase of $9.2 billion from the weakening of the Canadian dollar against foreign currencies and a gain from business growth were partly offset by a reduction of $7.4 billion from the change in value of held-for-trading assets.

Segregated fund assets were $65.8 billion as at December 31, 2008, compared to $73.2 billion as at December 31, 2007. The decrease in asset values of $16.3 billion due to declining markets was partially compensated by a favourable currency impact of $5.3 billion and net sales of $3.6 billion.

Sun Life Financial Inc. | sunlife.com	25

Management’s discussion and analysis
Other AUM, which includes MFS assets under management of $163.6 billion, decreased to $195 billion, $42.3 billion less than as at December 31, 2007. Volatile market conditions reduced values by $71.3 billion and net redemptions for the year further reduced the AUM by $6.8 billion. These decreases were partly moderated by the favourable effect of $35.8 billion related to currency fluctuations.
REVENUE
Under Canadian GAAP, revenues include: (i) regular premiums received on life and health insurance policies and fixed annuity products, (ii) fee income received for services provided and (iii) net investment income (comprised of income earned on general fund assets and changes in the value of held-for-trading assets and derivative instruments). Segregated fund deposits, mutual fund deposits and managed fund deposits are not included in revenues.
Net investment income can experience volatility arising from quarterly fluctuation in the value of held-for-trading assets. The bonds and stocks that support actuarial liabilities are designated as held-for-trading and consequently, changes in fair values of these assets are recorded in net investment income in the consolidated statement of operations. Changes in the fair values of these assets are largely offset by changes in the fair value of the actuarial liabilities, where there is an effective matching of assets and liabilities. The Company performs cash flow testing whereby asset and liability cash flows are projected under various scenarios. When an asset backing liabilities is written down in value to reflect impairment or default, the actuarial assumptions about the cash flows required to support the liabilities will change, resulting in an increase in actuarial liabilities charged through the consolidated statement of operations. Additional detail on the Company’s accounting policies can be found on page 16 of this MD&A under the heading Critical Accounting Estimates.
The Company’s total revenue for the year ended December 31, 2008 decreased to $15.6 billion, down $5.6 billion from 2007 primarily from lower net investment income. Net investment losses were $526 million for the twelve months ended December 31, 2008, compared to net investment income of $4.8 billion for the same period in 2007. The decrease was primarily due to the volatile market conditions and the tight credit environment that resulted in fair value losses on held-for-trading assets and non-hedging derivatives during 2008 of $7.6 billion compared to $1.5 billion in 2007. The reduction was partly offset by the pre-tax gain of $1.0 billion on the sale of the Company’s interest in Cl Financial included in the 2008 investment income.
TOTAL REVENUE

($ millions)	2008	2007	2006

Premiums
Annuities	3,592	3,530	5,380
Life insurance	5,928	6,010	6,168
Health insurance	4,067	3,584	3,061

Total premiums	13,587	13,124	14,609
Gain (loss) on sale of available- for-sale assets	(241)	101	–
Net investment income (loss)	(526)	4,751	6,664
Fee income	2,743	3,212	3,014

Total	15,563	21,188	24,287

After adjusting for the impact of currency and fair value changes in held-for-trading assets, 2008 revenue of $22.3 billion was $412 million lower than in 2007. The decrease was mainly due to lower fee income and higher realized losses and write-downs on available-for-sale assets that were partly reduced by higher health insurance premiums as compared to 2007.
Annuity premiums of $3.6 billion in 2008 were virtually the same as 2007, with an increase of $144 million in SLF U.S., mostly from higher fixed annuity sales, offset by lower premiums from annuity vestings in SLF U.K. and a reduction of $55 million from the strengthening of the Canadian dollar against foreign currencies between 2007 and 2008.
Life insurance premiums of $5.9 billion declined by $82 million in 2008 compared to 2007. Increases of $66 million in SLF Canada from growth in individual life and higher life insurance premiums of $100 million in SLF Asia on business growth were more than offset by reduced SLF U.S. individual life premiums on decreased single premiums and an unfavourable change of $19 million from currency fluctuations.
ADJUSTED REVENUE

($ millions)	2008	2007

SLF Canada	7,927	9,285
SLF U.S.	3,817	7,830
MFS	1,381	1,687
SLF Asia	498	977
Corporate	1,940	1,409

Total as reported	15,563	21,188

Impact of currency and changes in the fair value of held-for-trading assets and derivative instruments	(6,696)	(1,483)

Total adjusted revenue(1)	22,259	22,671

(1)	Total adjusted revenue is a non-GAAP financial measure. See Non-GAAP Financial Measures on page 22.

Health insurance premiums rose $483 million, or 13%, to $4.1 billion in
2008, mainly attributable to the acquisition of Genworth EBG business in SLF U.S. in May 2007, and growth in group health in SLF Canada.
Net investment losses in 2008 were $526 million compared to net investment income of $4.8 billion in 2007. The reduction of $5.3 billion was mainly from a decrease of $5.8 billion in the value of held-for-trading assets and lower fair value of non-hedging derivatives of $229 million. These items were largely offset by a corresponding decrease in actuarial liabilities. The reductions were partially offset by a pre-tax gain of $1.0 billion on the sale of the Company’s interest in Cl Financial included in the 2008 investment income.

26	Sun Life Financial Inc. | Annual Report 2008

Management’s discussion and analysis
Fee income of $2.7 billion earned during 2008 was lower by $469 million than 2007. The reduction was mostly a result of lower fee income of $277 million in MFS from the impact of a decline in asset values and a reduction of $190 million in SLF U.S. mostly related to the divestitures of Independent Financial Marketing Group (IFMG) in the fourth quarter of 2007 and Sun Life Retirement Services (U.S.) Inc. (RSI) in the first quarter of 2008.
POLICY BENEFITS
The Company has diverse current and future benefit payment obligations that affect overall earnings, such as payments to policyholders, beneficiaries and depositors, net transfers to segregated funds and the increase to actuarial liabilities. Payments to policyholders, beneficiaries and depositors in 2008 were $13.8 billion, down $469 million from 2007. The main reason for the reduction was lower maturities in SLF U.S. Annuities that had a large maturity of a medium-term note in 2007, which did not reoccur in 2008. This decrease was partly offset by an increase of $86 million in SLF Canada payments primarily due to business growth in group health.
Changes in actuarial liabilities reflected a decrease of $4.4 billion in 2008 compared to a decrease of $2.5 billion in 2007. The fluctuation of $1.9 billion included a reduction of $5.8 billion related to the corresponding change in market values of held-for-trading assets and lower releases from related policyholder payments. These decreases were partly offset by increases from business growth, actuarial valuation changes and growth from the acquisition of Genworth’s EBG business that occurred in the second quarter of 2007.
POLICY BENEFITS

($ millions)	2008	2007	2006

Payments to policyholders, beneficiaries and depositors	13,775	14,244	12,895
Net transfers to segregated funds	539	952	835
Increase (decrease) in actuarial liabilities	(4,429)	(2,515)	2,525

Total	9,885	12,681	16,255

EXPENSES AND OTHER
Commission expenses decreased by $266 million, or 15%, in 2008 from the 2007 amount of $1.8 billion with a decrease of $205 million in SLF U.S. from lower variable annuity sales and the divestiture of both IFMG and RSI in late 2007 and early 2008, respectively. MFS was also lower by $83 million on lower asset-based expenses.
Operating expenses of $3.0 billion in 2008 were $204 million lower than 2007. SLF U.S. was down $86 million, with a reduction of $119 million from the sale of both IFMG and RSI and lower Genworth EBG integration costs of $12 million, partly offset by higher ongoing costs in EBG due to the acquisition of the former Genworth EBG business in May 2007. MFS expenses were lower by $77 million in 2008 than 2007 mostly from a decrease in incentive-based compensation costs. Corporate expenses were also down by $66 million mostly from a lower level of incentive-based compensation costs.
Intangibles amortization of $24 million in 2008 was down $53 million compared to 2007 mostly due to the intangible asset write-down for the retirement of the Clarica brand in 2007.
Interest expenses increased by $17 million over 2007 to $366 million in 2008, reflecting the additional debentures issued in 2008 and a full year’s worth of interest charged for the debentures issued during 2007.
EXPENSES AND OTHER

($ millions)	2008	2007	2006

Commissions	1,545	1,811	1,916
Operating expenses	2,979	3,183	3,003
Intangibles amortization	24	77	25
Premium taxes	227	240	205
Interest expenses	366	349	323
Income taxes	(343)	522	389
Non-controlling interests in net income of subsidiaries	23	35	27
Participating policyholders’ net income (loss)	2	2	7
Dividends to preferred shareholders	70	69	48

Total	4,893	6,288	5,943

The Company had income tax recoveries of $343 million in 2008 compared to income tax expenses of $522 million in 2007. The change was due to a lower level of earnings, realized tax benefits from unrecognized losses on asset impairments of prior years and a non-taxable portion of the gain on the disposal of the Company’s interest in Cl Financial.

Sun Life Financial Inc. | sunlife.com	27

Management’s discussion and analysis
QUARTERLY INFORMATION
Key quarterly financial information for the two most recent fiscal years is summarized in the following table.
Quarterly information

($ millions, unless otherwise noted)	2008				2007

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Common shareholders’ net income (loss)
Operating(1)	(696)	(396)	519	533	560	583	593	558
Reported	129	(396)	519	533	555	577	590	497
Fully diluted EPS (in dollars)
Operating(1)	(1.25)	(0.71)	0.91	0.93	0.98	1.01	1.03	0.96
Reported	0.23	(0.71)	0.91	0.93	0.97	1.00	1.02	0.86
Basic reported EPS (in dollars)	0.23	(0.71)	0.92	0.95	0.98	1.02	1.03	0.87
Return on Shareholders’ Equity (ROE) (annualized)
Operating(1)	-17.9%	-10.2%	12.9%	13.4%	14.3%	14.8%	14.6%	13.5%
Reported	3.3%	-10.2%	12.9%	13.4%	14.2%	14.7%	14.5%	12.0%
Business Groups common shareholders’ net income (loss)
SLF Canada	(55)	157	296	247	263	257	280	250
SLF U.S.	(679)	(533)	83	113	157	170	156	98
MFS	30	49	56	59	73	68	68	72
SLF Asia	16	(8)	12	13	38	30	17	38
Corporate	817	(61)	72	101	24	52	69	39

Total	129	(396)	519	533	555	577	590	497
Total revenue	4,706	2,560	4,411	3,886	5,405	5,699	4,500	5,584
Total AUM ($ billions)	381	389	413	415	425	427	440	451

(1)	Operating earnings, fully diluted operating EPS and operating ROE are non-GAAP measures and exclude the items described under the heading Non-GAAP Financial Measures on page 22.
FOURTH QUARTER 2008 PERFORMANCE
Sun Life Financial Inc. reported net income attributable to common shareholders of $129 million for the quarter ended December 31, 2008, compared with net income of $555 million in the fourth quarter of 2007. Excluding the after-tax gain of $825 million related to the sale of the Company’s 37% interest in Cl Financial, the Company reported an operating loss of $696 million or $1.25 per share on a fully diluted basis in the fourth quarter of 2008 compared to net operating income of $560 million or fully diluted EPS of $0.98 in the fourth quarter of 2007.
Fourth quarter results were most significantly impacted by a continued deterioration in global capital markets. Results in the fourth quarter 2008 included $682 million in charges related to equity markets, $365 million from asset impairments, credit-related write-downs and spread widening, as well as $164 million from changes to asset default assumptions in anticipation of higher future credit-related losses. The Company’s hedging program helped offset some of the losses related to the volatility in capital markets during the quarter.
ROE for the fourth quarter of 2008 was 3.3% compared with 14.2% for the fourth quarter of 2007. The decline in ROE resulted from fully diluted EPS of $0.23, which was lower than the fully diluted EPS of $0.97 reported for the same period in 2007. The Company had a fully diluted operating loss per share of $1.25 in the fourth quarter of 2008, compared with fully diluted operating EPS of $0.98 in the fourth quarter of 2007, a decline of $2.23 per share. Operating ROE for the quarter was negative 17.9%, compared with operating ROE of 14.3% in the fourth quarter of 2007.
Impact of Currency
During the fourth quarter of 2008, the Canadian dollar depreciated markedly relative to the U.S. dollar. In general, the Company’s net income benefits from a weakening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. However, in the fourth quarter of 2008, due to losses incurred in some of the Company’s businesses which operate in U.S. dollars, the Company’s overall net income was reduced by $153 million from the weakening of the Canadian dollar relative to the fourth quarter of 2007.
Like net income, AUM were also affected by changes in the value of the Canadian dollar. The weakening of the Canadian dollar resulted in an increase in reported AUM as assets from the Company’s international operations are translated back to Canadian dollars. AUM of $381.1 billion as at December 31, 2008 was down from $388.7 billion from September 30, 2008 and $425.3 billion from December 31, 2007. Despite the decline in AUM, the weakening of the Canadian dollar had a positive impact on AUM of $35.4 billion in the fourth quarter of 2008 compared with AUM as at September 30, 2008, and $50.3 billion compared with AUM as at December 31, 2007.

28	Sun Life Financial Inc. | Annual Report 2008

Management’s discussion and analysis
Performance by Business Group
SLF Canada had a loss of $55 million in the fourth quarter of 2008 compared to earnings of $263 million in the fourth quarter of 2007, a decrease of $318 million. This decrease was mainly attributable to charges of $211 million from the impact of declining equity markets, $75 million from declining interest rates, and $48 million related to asset default assumptions in anticipation of higher future credit-related losses. This decrease was partly offset by the favourable impact of trading gains arising from asset/liability management activities as well as the impact of more favourable morbidity experience.
SLF U.S. had a loss of $679 million in the fourth quarter of 2008 compared to earnings of $157 million in the fourth quarter of 2007. The depreciation of the Canadian dollar against the U.S. dollar increased the reported loss in SLF U.S. by $129 million in the fourth quarter of 2008 compared to the same period in 2007. In U.S. dollars, earnings decreased by US$741 million compared to the fourth quarter of 2007 primarily as a result of a US$340 million increase in reserves required by the impact of declining equity markets, the negative impact of credit spreads and credit-related allowances of US$140 million, credit-related losses including impairments of US$90 million and changes to asset default assumptions in anticipation of higher future credit-related losses of US$80 million. The variable annuity reserve increase was driven by a decline in variable annuity account values, which, although partially offset by the benefits of hedges, increased the value of guaranteed benefits and lowered the expected stream of future fee income.
Earnings for MFS decreased $43 million compared to the fourth quarter of 2007. The depreciation of the Canadian dollar against the U.S. dollar increased earnings for MFS by $6 million in the fourth quarter of 2008 compared to the same period in 2007. In U.S. dollars, fourth quarter earnings were US$25 million compared to US$74 million in the fourth quarter of 2007. The decrease in earnings was primarily due to lower fee income on lower average net assets as a result of the decline in global financial markets. Average net assets of US$133 billion in the fourth quarter of 2008 decreased 34% compared to the fourth quarter of 2007.
Fourth quarter 2008 earnings for SLF Asia were $16 million compared to earnings of $38 million in the fourth quarter of 2007. The decrease in earnings was primarily due to lower earnings in the Philippines where reserve releases had a favourable impact on the fourth quarter 2007 earnings, as well as impairments in Hong Kong, and increased investment in growth in India. These were partially offset by the impact of reserve changes related to asset/liability matching in Hong Kong.
Fourth quarter 2008 earnings for Corporate increased by $793 million compared to the fourth quarter of 2007 due to higher earnings in Corporate Support from an after-tax gain of $825 million related to the sale of the Company’s 37% interest in Cl Financial, as well as realized tax benefits associated with unrecognized tax losses from impairments taken in prior years. This was partially offset by losses in the Company’s life retrocession reinsurance business of $129 million in the fourth quarter of 2008. The losses in the reinsurance business were primarily the result of the strengthening of actuarial reserves to reflect more comprehensive information on potential future premiums and claims.
Revenues for the fourth quarter of 2008 were $4.7 billion, down $699 million from the comparable period in 2007. The primary reason for the decrease was the unfavourable impact on market values of $1.8 billion for held-for-trading assets and non-hedging derivatives compared to the fourth quarter of 2007. After adjusting for the impact of currency and fair value changes in held-for-trading assets, the fourth quarter 2008 revenue of $6.0 billion was $569 million higher than the same period in 2007. This increase included a $1.0 billion pre-tax gain related to the sale of the Company’s interest in Cl Financial, partially offset by lower fee income from the impact of declining equity markets.
Premium revenue of $3.5 billion in the fourth quarter of 2008 was up $336 million from the fourth quarter of 2007. The strengthening of the U.S. currency against the Canadian dollar contributed $339 million to the increase and SLF Asia was up $52 million mostly on sales growth.
Net investment income was $905 million lower in the fourth quarter of 2008 compared to the same period in 2007. The changes in fair market value of held-for-trading assets and non-hedging derivatives in the fourth quarter of 2008 reduced net investment income by $1.8 billion compared to the fourth quarter of 2007. There was also a $184 million decrease due to currency fluctuations primarily as a result of realized and unrealized losses in SLF U.S. These reductions were partly offset by the $1.0 billion pre-tax gain related to the sale of the Company’s interest in Cl Financial included in investment income.
Fee income of $630 million in the fourth quarter of 2008 was down $130 million compared to the same period in 2007. Declining market values reduced fee income in MFS by $81 million and $16 million in SLF Canada. In addition, SLF U.S. had lower fee income of $32 million as a result of the sale of RSI in the first quarter of 2008.
AUM were $381.1 billion as at December 31, 2008, compared to $388.7 billion as at September 30, 2008, and the decrease of $7.6 billion resulted primarily from:
(i)	unfavourable market movements of $40.5 billion,

(ii)	a decrease of $2.2 billion from the change in value of held-for-trading assets and

(iii)	net redemptions of mutual, managed and segregated funds of $2.5 billion partly offset by

(iv)	an increase of $35.4 billion from a weaker Canadian dollar compared to the prior period currency exchange rates and

(v)	business growth.

Sun Life Financial Inc. | sunlife.com	29

Management’s discussion and analysis
Investments
The Company strives to ensure that all general fund investments are properly aligned with business objectives, meeting policyholder obligations, and adequate liquidity is maintained at all times. The Board of Directors’ Risk Review Committee approves policies that contain prudent standards and procedures for the investment of the Company’s general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, currency and derivative risks. Compliance with these policies is monitored on a regular basis and reported annually to the Risk Review Committee of the Board of Directors.
INVESTMENT PROFILE
The Company had total general fund invested assets of $106.9 billion as at December 31, 2008. The majority of the Company’s general funds are invested in medium- to long-term fixed income instruments such as bonds and mortgages. The Company’s portfolio composition is conservative, with 84% of the general funds in cash and fixed income investments. Stocks and real estate comprised 4% and 5% of the portfolio, respectively, as at December 31, 2008. The remaining 7% of the portfolio is comprised of policy loans, other invested assets and derivative assets.
Additional details on the Company’s investments are provided in Notes 5 and 6 to SLF Inc.’s 2008 Consolidated Financial Statements.
INVESTMENTS

($ millions)		2008			2007

			% of total			%of total
	Carrying value	Fair value	carrying value	Carrying value	Fair value	carrying value

Held-for-trading bonds	48,458	48,458	45	50,608	50,608	49
Available-for-sale bonds	10,616	10,616	10	9,148	9,148	9
Mortgages and corporate loans	22,302	22,485	21	20,742	21,046	20
Held-for-trading stocks	3,440	3,440	3	4,438	4,438	4
Available-for-sale stocks	1,018	1,020	1	788	788	1
Real estate	4,908	5,812	5	4,303	5,183	4
Policy loans	3,401	3,401	3	2,959	2,959	3
Cash, cash equivalents and short-term securities	8,879	8,879	8	5,500	5,500	5
Derivative assets	2,669	2,669	3	1,947	1,947	2
Other invested assets including held-for-trading and available-for-sale other invested assets	1,187	1,230	1	2,587	4,295	3

Total invested assets	106,878	108,010	100	103,020	105,912	100

BONDS
The Company’s bond portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that the asset portfolio remains diversified and matched to actuarial liabilities by duration. As at December 31, 2008, the Company held $59.1 billion of bonds, which constituted 55% of the Company’s overall investment portfolio. Bonds with an investment grade of “A” or higher represented 69%, and bonds rated “BBB” or higher represented 97% of the total bond portfolio as at December 31, 2008, down from 98% at December 31, 2007.
As at December 31, 2008, the Company held $12.7 billion of non-public bonds, which constituted 21% of the Company’s overall bond portfolio. Corporate bonds that are not issued or guaranteed by sovereign, regional and municipal governments represented 75% of the total bond portfolio as at December 31, 2008, compared to 76% as at December 31, 2007.

30	Sun Life Financial Inc. | Annual Report 2008

Management’s discussion and analysis
The Company’s bond portfolio as at December 31, 2008 included $15.5 billion in the financial sector, representing approximately 26% of the Company’s bond portfolio, or 15% of the Company’s total invested assets. This compares to $16.6 billion as at December 31, 2007. The $1.1 billion decrease in the value of financial sector bond holdings was primarily the result of write-downs in Washington Mutual and Lehman Brothers and the impact of higher credit spreads on asset values partially offset by movements in interest rates and foreign currency.
The Company had total exposure of $708 million to monoline insurers as at December 31, 2008, of which $45 million, or 6%, represented direct exposure to the monoline insurers and $663 million was indirect exposure. The indirect exposure represents the total value of bonds for which the monoline insurers have provided credit insurance. Credit insurance generally provides the underlying bonds with a credit rating of AAA. Absent the credit insurance, 86.7% of the underlying bonds have an investment grade credit rating (0.1% AAA, 10.1% AA, 31.1% A and 45.4% BBB) and 13.3% have a rating of BB or lower. At December 31, 2008, no single insurer represented more than 39% of the total monoline exposure and no underlying issuer represented more than 11% of the total exposure in connection with monoline insurers.
The Company’s bond portfolio as at December 31, 2008 included $5.1 billion of asset-backed securities reported as bonds, representing approximately 9% of the Company’s bond portfolio, or 5% of the Company’s total invested assets. This compares to $6.6 billion as at December 31, 2007. The $1.5 billion decrease in the value of asset-backed securities was primarily the result of the impact of higher credit spreads on asset values partially offset by movements in interest rates and foreign currency.
ASSET-BACKED SECURITIES

($ millions)	2008		2007

	Fair	Investment	Fair	Investment
	value	grade %	value	grade %

Commercial mortgage-backed securities	1,889	99.7	2,523	99.6
Residential mortgage-backed securities: Non-agency	1,092	98.4	1,486	99.9
Residential mortgage-backed securities: Agency	1,138	100.0	1,112	100.0
Collateralized debt obligations	215	80.8	422	97.5
Other	754	97.3	1,075	99.6

Total	5,088	98.3	6,618	99.6

The Company’s asset-backed securities are further broken down in the tables below to reflect ratings and vintages of the assets within this portfolio.

		RMBS-	RMBS-
As at December 31, 2008	CMBS	Agency	Non-Agency	CDOs	Other

Rating
AAA	74.5%	100.0%	33.2%	19.1%	51.3%
AA	7.7%	0.0%	48.0%	46.5%	13.9%
A	8.3%	0.0%	11.6%	10.5%	20.4%
BBB	9.2%	0.0%	5.6%	4.7%	11.7%
BB & Below	0.3%	0.0%	1.6%	19.2%	2.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Vintage
2005 & Prior	85.6%	59.2%	90.2%	75.0%	59.3%
2006	10.8%	11.1%	8.2%	9.5%	18.5%
2007	3.5%	13.1%	1.6%	15.5%	2.5%
2008	0.1%	16.6%	0.0%	0.0%	19.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

CMBS = Commercial Mortgage Backed Securities; RMBS = Residential Mortgage Backed Securities; CDOs = Collateralized Debt Obligations.

		RMBS-	RMBS-
As at December 31, 2007	CMBS	Agency	Non-Agency	CDOs	Other

Rating
AAA	63.2%	100.0%	31.8%	43.8%	35.0%
AA	8.3%	0.0%	48.2%	41.4%	22.5%
A	10.5%	0.0%	14.7%	11.7%	28.4%
BBB	17.6%	0.0%	5.2%	0.6%	13.7%
BB & Below	0.4%	0.0%	0.1%	2.5%	0.4%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Vintage
2005 & Prior	79.9%	68.6%	84.7%	61.5%	80.4%
2006	15.3%	10.3%	12.6%	21.0%	15.9%
2007	4.8%	21.1%	2.7%	17.5%	3.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

CMBS = Commercial Mortgage Backed Securities; RMBS = Residential Mortgage Backed Securities; CDOs = Collateralized Debt Obligations.

Sun Life Financial Inc. | sunlife.com	31

Management’s discussion and analysis
As at December 31, 2008, the Company had indirect exposure to residential sub-prime and Alternative-A (Alt-A) loans of $202 million and $145 million, respectively, together representing approximately 0.3% of the Company’s total invested assets. Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime. Of these investments, 92% either were issued before 2006 or have an “AAA” rating.
MORTGAGES AND CORPORATE LOANS
The Company’s mortgage portfolio consists almost entirely of first mortgages. While the Company generally requires a maximum loan to value ratio of 75%, it may invest in mortgages with a higher loan to value ratio in Canada if the mortgage is insured. As at December 31, 2008, the mix of the Company’s mortgage portfolio was 82% non-residential and 18% residential, and approximately 34% of mortgage loans will mature by December 31, 2013. The Company seeks to renew a significant portion of its mortgages as they mature, providing that they continue to meet the Company’s investment criteria.
As at December 31, 2008, the Company held $6.0 billion in corporate loans as compared to $5.3 billion in 2007.
MORTGAGES BY TYPE AND LOCATION

		Non-
($ millions)	Residential	residential	Total

2008
Canada	2,620	5,896	8,516
United States	342	7,338	7,680
United Kingdom	–	71	71

Total mortgages	2,962	13,305	16,267

Corporate loans			6,035

Total mortgages and corporate loans			22,302

2007
Canada	2,723	6,382	9,105
United States	274	6,005	6,279
United Kingdom	–	84	84

Total mortgages	2,997	12,471	15,468

Corporate loans			5,274

Total mortgages and corporate loans			20,742

STOCKS
The Company’s equity portfolio is diversified, and over 50% of this portfolio is invested in exchange-traded funds (ETFs). The main ETF holdings are indexed to the S&P/TSX 60 Index Fund, Standard & Poor’s Depositary Receipts and MSCI EAFE Index Funds. As at December 31, 2008, $2.3 billion, or 52%, of the Company’s equity portfolio consisted of Canadian issuers; $1.3 billion, or 30%, of U.S. issuers; $440 million, or 10%, of U.K. issuers; and $379 million, or 8%, of issuers from other jurisdictions. Excluding the Company’s ETF funds and the equity investment in The Bank of Nova Scotia received as a result of the sale of Cl Financial ($729 million, or 16%), no single issuer exceeded 2% of the portfolio as at December 31,2008.
REAL ESTATE
Commercial properties are the major component of the Company’s real estate portfolio, representing approximately 84% of real estate investments as at December 31, 2008. Real estate investments are diversified by country, with 63% of the portfolio located in Canada, 31% in the United States and 6% in the United Kingdom as at December 31, 2008.
Gains on the sale of real estate remain on the balance sheet, and are deferred and amortized into future investment income at a quarterly rate of 3% of the unamortized balance. The Company had $251 million in deferred net realized gains on real estate as at December 31,2008.
DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MITIGATION
The fair value of derivative assets held by the Company was $2.7 billion, while the fair value of derivative liabilities was $3.2 billion as at December 31, 2008. Derivatives designated as hedges for accounting purposes and those not designated as hedges represented 12% and 88%, respectively, on a total notional basis.
Derivatives designated as hedges for accounting purposes are used to reduce income statement volatility. These derivatives are documented at inception and hedge effectiveness is assessed on a quarterly basis.
The Company uses derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies to reproduce permissible investments. The Company uses certain cross currency interest rate swaps and equity forwards designated as fair value hedges to manage foreign currency or equity exposures associated with available-for-sale assets. Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans. The Company also uses

32	Sun Life Financial Inc. | Annual Report 2008

Management’s discussion and analysis
currency swaps and forwards designated as net investment hedges to reduce foreign exchange fluctuations associated with certain foreign currency investment financing activities. The Company’s hedging strategy does not hedge all risks; rather, it is intended to keep the Company within an acceptable range of its risk appetite.
The primary uses of derivatives in 2008 are summarized in the table below.

Products/Application	Uses of derivative	Derivative used

U.S. universal life contracts and U.K. unit-linked pension products with guaranteed annuity rate options and U.K. with profit fund	To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees and to protect the SLF U.K. with profit fund from the impact of a significant fall in the U.K. equity market below a specified level	Interest rate options and swaps and put and call options on the U.K. equity index

Interest rate exposure in relation to asset/liability management	To manage the sensitivity of the duration gap between assets and liabilities to interest rate changes	Interest rate swaps and options

U.S. variable annuities, Canadian segregated funds and reinsurance on variable annuity guarantees offered by other insurance companies	To manage the exposure to product guarantees sensitive to movement in equity market and interest rate levels	Put and call options on equity index; futures on equity indices, government bonds and interest rates; interest rate swaps

U.S. fixed index annuities	To manage the exposure to product guarantees related to equity market performance	Futures and options on equity indices; interest rate swaps; currency swaps

Currency exposure in relation to asset/liability management	To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency	Currency swaps and forwards

In addition to the general policies and monitoring, a variety of tools are used in counterparty risk management. Over-the-counter derivative transactions are generally performed under International Swaps and Derivatives Association, Inc. (ISDA) Master Agreements. Most of the ISDAs are accompanied by a Credit Support Annex, which requires the counterparty to post collateral daily.
The values of the Company’s derivative instruments are summarized in the table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.
The total notional amount increased to $50.8 billion as at December 31, 2008, from $42.6 billion at the end of 2007, primarily due to an increase in interest rate contracts. The net fair value decreased to ($0.6) billion in 2008 from the 2007 year-end amount of $1.3 billion. The change was primarily due to a decrease in the market value of foreign exchange contracts resulting from a weakening in the Canadian dollar relative to other foreign currencies.

($ millions)	2008	2007

As at December 31
Net fair value	(550)	1,309
Total notional amount	50,796	42,642
Credit equivalent amount	1,260	2,351
Risk-weighted credit equivalent amount	28	56

As the regulator of the Canadian insurance industry, OSFI provides guidelines to quantify the use of derivatives. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure.
The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.
As at December 31, 2008, the credit equivalent amounts for interest rate contracts, foreign exchange contracts, and equity and other contracts were $420 million, $489 million and $351 million, respectively. The corresponding risk-weighted credit equivalent amounts were $9 million, $12 million and $7 million, respectively.
Additional details in respect of derivatives are included in Notes 5 and 6 to SLF Inc.’s 2008 Consolidated Financial Statements.

Sun Life Financial Inc. | sunlife.com	33

Management’s discussion and analysis
IMPAIRED ASSETS
Financial assets that are classified as held-for-trading, which represented 50% of the 2008 invested assets, do not have allowances for losses since changes in the fair value of these assets are recorded to income and the assets are recorded at fair value on the balance sheet.
Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $126 million as at December 31, 2008, $77 million higher than the December 31, 2007 level for these assets.
In addition to allowances reflected in the carrying value of mortgages and corporate loans, the Company had $2.3 billion for possible future asset defaults for financial assets included in its actuarial liabilities as at December 31, 2008. The amount excludes the portion of the provision that can be passed through to participating policyholders and projected reductions in the value of equity and real estate supporting actuarial liabilities.
Available-for-sale bonds, stocks and other invested assets are generally identified as temporarily impaired if their amortized cost is greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. The fair value of temporarily impaired financial assets as at December 31, 2008 represented $7.7 billion and the associated unrealized losses amounted to $2.1 billion as at December 31, 2008. The Company’s gross unrealized losses as at December 31, 2008 for available-for-sale bonds and held-for-trading bonds were $1.9 billion and $7.1 billion, respectively, compared with $0.3 billion and $1.2 billion, respectively as at December 31, 2007. The increase in gross unrealized losses was largely due to the widening of credit spreads, primarily in the financial and securitization sectors, partially offset by movements in interest rates.
In the aggregate, the Company recognized impairment-related pre-tax losses of $926 million during the year in connection with held-for-trading and available-for-sale assets. These impairments were mainly due to Lehman Brothers and Washington Mutual bond holdings. Tax recoveries of $109 million and related actuarial reserve adjustments in connection with these impairments resulted in the Company recording an after-tax loss of $710 million on the impairments during the year. The Company has not recognized a tax recovery on $326 million of unrealized capital losses related to these impairments in SLF U.S., which are only available in the U.S. to offset capital gains. In the future, when capital gains are available to offset these capital losses, it is estimated that an additional tax benefit of $114 million, based on current tax rules, will be recorded on these losses.
Additional details concerning impaired assets are found in Note 6 to SLF Inc.’s 2008 Consolidated Financial Statements.
Business segment results
Sun Life Financial manages its operations and reports its financial results in five business segments as described on page 12 of this MD&A. The following section describes the operations and financial performance of SLF Canada, SLF U.S., MFS, SLF Asia and Corporate.
SLF Canada
Business highlights
•	Individual Wealth segregated fund sales in Canada, including sales of SunWise Elite Plus with the guaranteed minimum withdrawal benefit rider, increased by 44% to $2.5 billion for the full year 2008 over 2007
•	Group Retirement Services (GRS) had another outstanding year of market-leading sales results, capturing 53% of the defined contribution (DC) industry’s new sales, and 56% of total DC market activity, as reported by LIMRA for the first nine months of 2008. All regions delivered strong results, with overall sales increasing to $3.9 billion, 18% over 2007, including the installation of plans for Imperial Oil Limited and EnCana
•	Based on the Fraser Study at December 2007, Group Benefits attained the number two market share position for overall business in-force in Canada through strong sales and outstanding client retention

BUSINESS PROFILE
SLF Canada is a market leader with a customer base representing one in five Canadians. SLF Canada’s business units, consisting of Individual Insurance & Investments, Group Benefits and Group Wealth, offer a full range of protection and wealth accumulation products and services to individuals and corporate clients. SLF Canada also has investments in the Canadian asset management sector as Group Wealth includes a 67% economic interest in McLean Budden Limited. Sun Life Financial sold its 37% ownership interest in Cl Financial on December 12, 2008.

34	Sun Life Financial Inc. | Annual Report 2008

Management’s discussion and analysis
INDUSTRY PROFILE
Three large Canadian insurers account for more than half of the life, health and annuity segments in Canada as measured by premiums. These companies serve the core markets, while regional and niche markets are served by a number of small to medium-sized companies. The key differentiators in today’s market include a strong capital position and brand profile, strong distribution capabilities and economies of scale to support investment in technology, product innovation and customer service.

BUSINESS STRENGTH
SLF Canada has a well-positioned franchise in the Canadian marketplace. Its distribution breadth and strong service and technology infrastructure help sustain its reputation as a leading Canadian financial services company.
Strengths
•	Well-capitalized with market leadership positions in Individual and Group businesses including relationships with 6 million Canadians
•	A broad product portfolio across life, health and wealth to meet the lifetime financial needs of customers
•	A multi-distribution strategy for Individual Insurance & Investments, with Sun Life Financial Advisors providing a stable level of insurance and wealth sales and the growing wholesale channel focusing on the affluent market
•	The group businesses differentiate themselves from the competition with long-standing customer relationships evidenced by industry-leading retention rates, technology leadership and innovative solutions
•	Leading provider in the asset retention rollover business, which is a growing market segment
•	Strong ability to work across business units to serve customers, as demonstrated by the Total Benefits offering that allows for integrated access to group products and services by plan members and sponsors
•	Solid risk management focus to maintain the Company’s strong financial position
Opportunities
•	Leverage SLF Canada’s strengths across its businesses to capitalize on increasing retirement needs and the transfer of health care costs to individuals
•	Generate profitable growth in the Wholesale channel through innovation in individual insurance and wealth solutions, and through outstanding service
•	Build lifelong relationships with Canadians by offering expanded services to plan members, including both in-plan voluntary benefits and transition solutions (such as asset retention for retirement assets and personal life and health benefits)
•	Introduce new product extensions to plan sponsors to manage costs and reduce risk while maintaining the value of the benefits for members

STRATEGY
SLF Canada helps customers achieve lifetime financial security throughout their life stages by providing products and advice on insurance and investments through multiple distribution touch points. It does so by strengthening its sponsor and advisor partnerships with value-added insight, service and advice to offer increased value to these partners. Additional value is created by enhancing productivity and customer service.
FINANCIAL AND BUSINESS RESULTS
Summary statement of operations

(C$ millions)	2008	2007	2006

Premiums	6,273	6,004	5,721
Net investment income	966	2,586	2,993
Fee income	688	695	619

Total revenue	7,927	9,285	9,333
Client disbursements and change in actuarial liabilities	4,986	6,149	6,277
Commissions and other expenses	1,846	1,868	1,774
Income taxes	435	200	262
Non-controlling interests in net income of subsidiaries and par policyholders’ income	15	18	25

Common shareholders’ net income	645	1,050	995

SLF Canada’s common shareholders’ net income of $645 million in 2008 decreased by $405 million compared to 2007. The decrease in earnings was mainly attributable to the impact of declining equity markets, decreased interest rates, changes to asset default assumptions and higher asset impairments and other credit-related losses recorded in 2008. This decrease was partially offset by the impact of more favourable morbidity experience and favourable asset reinvestment gains from wider credit spreads in 2008.
Revenue for 2008 was $7.9 billion, 15% down from 2007, with growth of 4% in premiums more than offset by decreases in net investment income and fee income from market value declines.

Sun Life Financial Inc. | sunlife.com	35

Management’s discussion and analysis
SLF Canada’s total AUM were $112.3 billion at the end of 2008, down 12% from 2007 due to declines in equity markets in 2008.

ROE(1)	for SLF Canada declined to 9.5% in 2008, compared to 15.0% in 2007, primarily due to decreased earnings.
RESULTS BY BUSINESS UNIT
Individual Insurance & Investments
SLF Canada’s Individual Insurance & Investments strategy is to achieve profitable growth by expanding distribution touch points and providing a profitable portfolio of products and services across both insurance and wealth, catering to the needs of customers and distribution partners at all points along the advice continuum.
Individual Insurance & Investments’ principal insurance products include universal life, term life, permanent life, critical illness, long-term care and personal health insurance. Its principal savings and retirement products include accumulation annuities, payout annuities and segregated funds, including the SunWise Elite Plus funds. These products are marketed through a distinctive, multi-channel distribution model consisting of the exclusive Sun Life Financial Advisor Sales Force and wholesale distribution channels. In addition, the Sun Life Financial Advisor Sales Force distributes mutual funds marketed primarily by Cl Financial.

Individual life and health insurance sales decreased by $6 million from 2007 to $174 million for the year ended December 31, 2008. The Sun Life Financial Advisor Sales Force insurance sales were consistent with 2007.
Individual Wealth sales increased by $327 million, or 8%, to $4.2 billion in 2008 from the growth in sales of segregated funds. Segregated fund sales improved by $762 million, or 44%, over 2007. Mutual fund sales decreased by $295 million, or 21%, over 2007.
Individual Insurance & Investments’ earnings decreased to $224 million in 2008 from $622 million in 2007 mainly due to the impact of declining equity markets and interest rates.
Group Benefits
SLF Canada’s Group Benefits business unit is a leading provider of group life and health insurance products in Canada, providing services to approximately 12,000 employers with a market share of 22%(2) (based on in-force premiums and premium equivalents for the year ended December 31, 2007). The business unit provides life, dental, drug, extended health care, disability and critical illness benefit programs to employers of all sizes. Group Benefits competes on the strength of its scale, product and service offerings, industry-leading technology, the unique Total Benefits offering and its market-leading health assessment, health management, wellness and attendance management support capabilities (Healthy Returns™). Group Benefits products are marketed and distributed across Canada by experienced sales representatives in collaboration with independent advisors and benefit consultants.
Group Benefits achieved record net income of $284 million in 2008, up $29 million over 2007 while at the same time moving up to the second market share position. These earnings reflected more favourable morbidity experience and a focus on expense management and customer service.
Sales, measured by new annualized premiums and premium equivalents declined by $19 million to $256 million in 2008, reflecting reduced market opportunities in the large case market. Client retention remained strong, with cancellation rates at 3% of premium and premium equivalents. This led to business in-force increasing by 6% from December 31, 2007, to $6.5 billion as at December 31, 2008.

(1)	ROE for the business segments is a non-GAAP measure.

(2)	As measured by the Fraser Group Universe Report published July 2008.

36	Sun Life Financial Inc. | Annual Report 2008

Management’s discussion and analysis
Group Wealth
SLF Canada’s Group Wealth business unit consists of the GRS operation as well as the Company’s 67% economic interest in McLean Budden Limited, a premier institutional provider of investment management services in Canada. With a 34% market share(1), GRS is the largest provider of defined contribution plans in Canada, serving over one million plan participants at the end of 2008. GRS also offers other group retirement services and products, including investment only segregated funds and fixed rate annuities, group life annuities and pensioner payroll services. GRS’s strength in product and investment offerings, including the innovative Total Benefits, customer service and technological capabilities meet the complex plan and service requirements of medium to large organizations, while still being able to provide cost-effective solutions to the small employer market. GRS continues to launch innovative solutions to meet the emerging needs of the pension market to further enhance its leadership position. GRS distributes its products and services through a multi-channel distribution network of pension consultants, advisors and a team dedicated to the rollover sector.
Group Wealth net income decreased to $137 million in 2008 from $173 million in 2007 primarily from changes to asset default assumptions and the unfavourable impact of declining equity markets on fee income.
GRS sales increased 18% in 2008 and exceeded the $3.9 billion mark in 2008 as a result of consistently strong sales across all product categories. The strong sales growth in 2008 included the GRS Defined Benefit (DB) Solutions area, which had a successful year, with payout annuity sales increasing 22% to $272 million.
GRS sales also continued to benefit from the offering of rollover products to members leaving defined contribution plans as rollover sales reached $736 million in 2008 and the asset retention rate reached a record level of 42%.
GRS AUM of $31.7 billion in 2008 decreased by 10% from 2007 mainly due to the declining equity markets.
SLF U.S.
Business highlights
•	In January 2009, SLF U.S. completed a comprehensive review of its business lines, organizational structure and expenses. The review analyzed the market potential of each of the businesses and the critical success factors for each of their markets. Core businesses were identified and an operating model was developed that aligns capabilities, including the functions that support the SLF U.S. strategy and growth objectives. The review also created a centralized marketing organization and developed plans to reduce overall expenses to better match current business volumes
•	SLF U.S. launched the Sun Life UnretirementSM Index to track the changing attitudes and expectations American workers have regarding retirement and to help Sun Life Financial better understand customer needs
•	During the fourth quarter of 2008, Jon A. Boscia joined the Company as President, Sun Life Financial, with overall responsibility for the Company’s U.S. business as well as worldwide marketing. Also joining the company were Westley V. Thompson and Terrence J. Mullen who serve as President, SLF U.S. and President, Sun Life Financial Distributors, respectively

BUSINESS PROFILE
SLF U.S. delivers innovative protection and wealth accumulation products to individuals and businesses through its three business units. The Annuities business unit offers variable annuities, fixed and fixed index annuities and investment management services. The Individual Insurance business unit offers protection products to affluent individuals and small business owners, such as single and joint universal life, variable universal life and corporate-owned life insurance (COLI). The Employee Benefits Group (EBG) offers group life insurance, short-term and long-term disability insurance, medical stop-loss insurance, dental insurance and voluntary worksite products.

INDUSTRY PROFILE
In an industry that is highly competitive, the top ten companies hold over 50% of the overall market share in all markets in which SLF U.S. competes. The need for operational scale within this environment continues to drive organizations to seek acquisition opportunities.
Demographic and economic trends also provide opportunities for financial services organizations. An increasing number of baby boomers are entering retirement at a time when life expectancy is rising and this presents SLF U.S. with significant opportunities to provide both protection and wealth accumulation products. The continued trend in corporate retirement programs to place more responsibility for financial retirement decisions with individuals accelerates opportunities for SLF U.S. to offer wealth accumulation products. As employers increasingly shift the cost of benefits to employees because of rising health care costs, group benefits providers, such as EBG, are well positioned to attract a larger share of employee dollars allocated to these benefits.

(1)	As measured by Benefits Canada magazine’s 2008 Defined Contribution Plan Survey released in December 2008.

Sun Life Financial Inc. | sunlife.com	37

Management’s discussion and analysis
BUSINESS STRENGTH
Through strong distribution channels, SLF U.S. is well positioned to compete and achieve profitable growth through a broad portfolio of product focused on wealth protection, accumulation and retirement solutions. SLF U.S. backs its promise to customers with its financial strength and reputation along with strong risk management practices.
Strengths
•	Sun Life Financial’s financial strength and reputation
•	Broad distribution network
•	Disciplined risk management
•	Award-winning customer service and underwriting
Opportunities
•	Implementation of the strategic review recommendations
•	Increased focus on market driven customer solutions
•	Centralized distribution and relationship management
•	Investment in marketing capabilities and brand awareness
•	Mergers and acquisitions to complement organic growth

STRATEGY
SLF U.S. will drive profitable growth through strong distribution relationships, market driven product solutions, enhanced risk and capital management capabilities and focused execution.
To help its customers achieve lifetime financial security, SLF U.S. will offer value-added protection and retirement accumulation and payout products. These products will leverage SLF U.S.’s investment and risk management expertise and consumer driven product development to meet its clients’ changing needs.
SLF U.S. will distribute these products through its wholesale distribution force with a newly centralized distribution and relationship model that will support increased sales penetration by channel. SLF U.S. will build strong partnerships with its distributors, providing excellent tools and services to increase productivity and market share.
SLF U.S. will support this strategy with an increased emphasis on marketing, distribution and risk management capabilities, and through ongoing improvements in efficiency. SLF U.S. has aligned its operating model to achieve organic growth and to enhance scale through focused acquisitions. SLF U.S. will continue to monitor and respond to the economic environment and manage expenses while pursuing its priorities.
FINANCIAL AND BUSINESS RESULTS

(C$ millions)	2008	2007	2006

Premiums	5,737	5,528	7,261
Net investment income	(2,472)	1,560	2,512
Fee income	552	742	692

Total revenue	3,817	7,830	10,465
Client disbursements and change in actuarial liabilities	3,697	5,057	8,054
Commissions and other expenses	1,784	2,047	1,941
Income taxes	(648)	142	21
Non-controlling interests in net income of subsidiaries and par policyholders’ income	–	3	1

Common shareholders’ net income (loss)	(1,016)	581	448

Selected financial information
(US$ millions)

Total revenue	3,638	7,276	9,248
Common shareholders’ net income (loss)	(883)	553	395

For the year ended December 31, 2008, SLF U.S. reported a net loss of $1,016 million, down $1,597 million from 2007 earnings of $581 million.
On a U.S. dollar basis, SLF U.S. had a loss of US$883 million in 2008 compared to earnings of US$553 million in 2007. The earnings decrease of US$1,436 million was primarily due to an increase in annuity reserves required by the impact of declining equity markets of US$510 million, credit-related losses including impairments of US$500 million, the negative impact of wider credit spreads and credit-related allowances on actuarial reserves of US$200 million, and changes to asset default assumptions in anticipation of higher future credit-related losses of US$80 million. The increase in variable annuity reserves was driven by a decline in variable annuity accounts which, although partially offset by the benefit of hedges, increased the value of guaranteed benefits and lowered the expected stream of future fee income.

38	Sun Life Financial Inc. | Annual Report 2008

Management’s discussion and analysis
Revenue of US$3.6 billion for 2008 was down US$3.6 billion from US$7.3 billion in 2007 primarily due to a US$3.6 billion impact from marking the bond portfolio to market and a decrease in investment income as a result of credit-related losses, including impairments. These decreases were partially offset by an increase in premiums associated with the integration of the former Genworth EBG business.
SLF U.S.’s 2008 sales were US$4.8 billion, down 15% from 2007. Lower variable annuity sales and universal life sales were partially offset by increased EBG sales.
Total AUM were US$61.3 billion as at December 31, 2008, down 11% from 2007 mainly on lower equity markets..

RESULTS BY BUSINESS UNIT
Annuities
The SLF U.S. Annuities business unit provides fixed, variable and fixed index annuity products and investment management services. It is an integral part of the SLF U.S. growth platform. Broad distribution, risk management and industry-leading customer service capabilities support its suite of products.
Annuities loss of US$1,031 million for the year ended December 31, 2008, reflected an earnings decrease of US$1,347 million compared to the same period in 2007. The reduction was largely due to an increase in annuity reserves required by the impact of declining equity markets of US$510 million, credit-related losses including impairments of US$360 million, the negative impact of wider credit spreads and credit-related allowances on actuarial reserves of US$200 million, and changes to asset default assumptions in anticipation of higher future credit-related losses of US$70 million. The impact of capital market movements on the variable annuity block was partially offset by positive hedge experience.

Annuity sales were US$3.9 billion during 2008 compared to US$4.7 billion in 2007. Difficult market conditions continued to impact sales activity in this product line with lower variable annuity sales partially offset by increased fixed annuity sales. Income on DemandSM sales maintained momentum and accounted for over 50% of 2008 variable annuity sales.
Individual Insurance
SLF U.S.’s Individual Insurance business unit offers protection products to affluent individuals and small business owners, including single and joint universal life, variable universal life and COLI. The business unit accesses its target customers through brokerage general agents and third-party intermediaries.
Individual Insurance earnings in 2008 were US$73 million compared to earnings of US$167 million in 2007. The decrease in earnings resulted from credit-related losses including impairments of US$120 million in 2008 and the favourable impact in 2007 from the implementation of a new financing arrangement for AXXX reserves. The decrease in earnings was partially offset by the gain on sale of interest rate derivatives resulting from a decrease in interest rates and swap yields.
Core universal life new premiums and deposits of US$237 million, which excluded COLI, bank-owned life insurance (BOLI), private placement variable universal life and offshore products, fell by 32% from 2007, reflecting the re-pricing of universal life products during 2007 and 2008.
Large case BOLI new premium and deposits were US$605 million in 2008 compared to US$2.2 billion in 2007. Multiple large case sales occurred in 2007.

Sun Life Financial Inc. | sunlife.com	39

Management’s discussion and analysis
Employee Benefits Group
SLF U.S.’s Employee Benefits Group business unit leverages its strong underwriting expertise and extensive distribution capabilities to provide group life, long-term and short-term disability, medical stop-loss, and dental insurance to over 8 million group plan members. It currently provides customer-focused products and services to meet the group insurance needs of small to medium-sized companies, including voluntary worksite products. Growth strategies include expanding into the larger case market. The business unit’s group insurance products are marketed and distributed by more than 160 sales representatives in 34 regional sales offices across the United States. These representatives maintain close relationships with independent brokers and consultants who deal directly with employers.
EBG earnings in 2008 were US$75 million, an increase of 7% over 2007, primarily due to the full-year impact of the Genworth EBG acquisition and favourable experience. These increases were partially offset by the negative impact of declining interest rates on actuarial reserves and credit-related losses, including impairments.
Revenue for 2008 increased by US$195 million, or 12%, from US$1.7 billion in 2007 primarily as a result of the full-year impact of the Genworth EBG acquisition.
Business in-force as at December 31, 2008 was US$2.1 billion as increases in the business were offset by the decision to exit the fully insured medical business in 2008.
MFS
Business highlights
•	Relative investment performance remained strong with 86% of MFS’s fund assets ranked in the top half of their respective three-year Lipper categories as at December 31, 2008 compared with 75% as at December 31, 2007
•	MFS ranked fourth overall out of 59 firms for one-year asset-weighted returns in the 2008 Lipper/Barron’s Best Fund Family Survey. MFS also had overall rankings of fourth for five years and fifth for ten years in the survey. MFS was the only fund family mentioned as having a top five or better finish for one, five and ten years in the 2008 rankings
•	The number of MFS domestic retail funds with Class A share assets that rated 4 or 5 stars according to Morningstar more than doubled at December 31, 2008 compared with December 31, 2007

BUSINESS PROFILE
MFS is a global asset management company, which offers products and services that address the varying needs of investors over time. Individual investors have access to MFS advisory services through a broad selection of financial products including mutual funds, variable annuities, separately managed accounts, college and retirement savings plans, and offshore products. Financial intermediaries that provide sales support, product administration and client services distribute these products. MFS services institutional clients by providing asset management services for corporate retirement plans, separate accounts, public or government funds and insurance company assets. Institutional clients are serviced through a direct sales force and a network of independent consultants.

INDUSTRY PROFILE
There are a number of factors within the external environment that make the global investment management industry highly competitive and impact an organization’s ability to thrive. A few large players dominate the United States retail mutual funds sector and the portion of market share available to small and medium-sized organizations continues to decline.
Continuing a multi-year trend, non-mutual fund investment vehicles continued to gain traction and reduce the overall mutual fund market share in 2008. With the proliferation of more focused index and ETF products, institutional investors are finding it easier to buy these products cheaply. Consequently, the institutional market continues to differentiate on pricing for investment options that have greater absolute returns. Increasingly, success in the institutional marketplace will require more differentiated products.
The industry’s move towards intermediary investment platforms continues to increase the importance of investment performance for an organization’s long-term success. The increase in platform sales along with the shift in sales mix to products earning lower fees is placing pressure on distribution fees, which are falling as a percentage of assets.
Until the current financial market conditions improve, the global economic situation that has caused declining prices in nearly every asset class will continue to influence the amount of assets under management and stress fee income earned by investment managers.

BUSINESS STRENGTH
MFS has evolved well beyond domestic retaiI, successfully positioning itself as a global asset manager over the past several years. Through organic growth, MFS has expanded its global distribution and product reach.

40	Sun Life Financial Inc. | Annual Report 2008

Management’s discussion and analysis
Strengths
•	Strong long-term performance in a number of key investment styles
•	Diversified investment platform that can counteract the volatility of an investment performance strategy
•	Breadth of product
•	Strong client/wholesaler relationships
•	Its global investment platform distinguishes MFS in the global institutional marketplace
Opportunities
•	More products with stronger investment performance records should provide additional opportunities in the institutional marketplace globally
•	Strong U.S. Equity performance provides an opportunity for improved net sales in U.S. mutual funds
•	Investment performance missteps by a number of competitors may result in an increase in new opportunities

STRATEGY
MFS’s strategy is to grow the business by continually exceeding clients’ expectations with superior investment performance. As distribution of retail funds continues to move toward platform-driven sales, long-term investment performance has become even more important. MFS will continue to challenge the structure of its investment process and add research talent to ensure that high investment performance is maintained across a universe of securities that is becoming more geographically dispersed.
Expansion of institutional products and sales are also important elements of MFS’s strategy. Over the last few years, MFS has seeded a number of institutionally-focused investment products that are designed to better meet the market separation of investment performance linked to an index and investment performance based on active management of investment products. MFS has and will continue to add investment talent to support the expanded product set and wholesalers to expand distribution capabilities geographically.
FINANCIAL AND BUSINESS RESULTS

(C$ millions)	2008	2007	2006

Total revenue	1,381	1,687	1,662
Commissions and other expenses	1,045	1,206	1,271
Income taxes	133	185	150
Non-controlling interests in net income of subsidiaries	9	15	7

Common shareholders’ net income	194	281	234

Selected financial information
(US$ millions, unless otherwise noted)	2008	2007	2006

Total revenue	1,308	1,573	1,464
Common shareholders’ net income	186	262	206
Sales (US$ billions)
Gross	36.0	42.7	37.0
Net	(5.8)	(4.0)	0.2
Pre-tax operating profit margin ratio	30%	36%	29%
Average net assets (US$ billions)	172	198	172

MFS common shareholders’ net income of $194 million for 2008 declined $87 million, or 31%, from $281 million in 2007. Volatile financial markets continued to have a significant impact on margins as MFS’s average net assets (ANA) fell by US$26 billion to US$172 billion during 2008.
On a U.S. dollar basis, earnings fell by US$76 million, or 29%, to US$186 million in 2008 mostly due to lower fee income earned on lower AUM.
Fee income of US$1.3 billion in 2008 fell by US$238 million from 2007 levels on lower average net assets. The advisory revenue portion of fee income fell by 13% to US$855 million, consistent with the percentage drop in ANA during 2008. Other sales and servicing revenues declined, primarily due to the impact of both a lower distribution effective fee rate and lower ANA.

Sun Life Financial Inc. | sunlife.com	41

Management’s discussion and analysis
AUM ended 2008 at US$134 billion, a decrease of 33% for the year mainly due to unfavourable market performance of US$59.4 billion. Net redemptions of US$5.8 billion during 2008 also reduced AUM with net redemptions of retail mutual funds of US$5.9 billion for 2008 and net sales in managed funds of US$0.1 billion.
SLF Asia
Business highlights
•	In India, Birla Sun Life Insurance Company Limited (Birla Sun Life) opened 261 branches during 2008, growing the operation to 600 branches, with individual life insurance sales up 68% in local currency driven by the expanded distribution. Birla Sun Life Asset Management Company Limited maintained the overall fifth rank in the industry, with AUM and gross sales growth of 9% and 78%, respectively, over 2007 on a local currency basis

•	Sun Life Financial’s Philippines operations received six awards from the Investment Company Association of the Philippines in June 2008 for the performance of three of its seven mutual funds and the Philippines asset management operations retained the number two position in terms of AUM and gross sales

•	In China, Sun Life Everbright Insurance Company Limited opened the Guangzhou branch in September. The Company’s telemarketing sales channel, established at the end of 2007, expanded with the establishment of a call centre in Tianjin. The Company’s new critical illness product received three awards, including the “Best Critical Illness” and “Best Innovation” awards in a national insurance product online voting survey

BUSINESS PROFILE
SLF Asia operates through subsidiaries in the Philippines, Hong Kong and Indonesia and through joint ventures with local partners in India and China. These five markets hold 70% of the total Asian population. The Regional Office in Hong Kong facilitates best practices and sharing of resources throughout the SLF Asia operations, as well as drives the development of markets and new lines of business.
Individual life and health insurance products and services are offered in all five markets, with group life insurance being offered in India. Pensions and retirement products and services are offered in the Philippines, Hong Kong, China and India, and mutual funds are sold in the Philippines and India. These protection and wealth accumulation products are distributed to middle-and upper-income individuals, employer-employee groups and affinity clients through multi-distribution channels, with the career agency remaining the largest channel.

INDUSTRY PROFILE
The life insurance markets in which SLF Asia competes range from developing and increasingly competitive markets, such as India and China, to the more mature markets of Philippines and Hong Kong. The increasing competition in India and China is characterized by the continued inflow of new entrants that include both local and foreign companies.
As a result of the global financial crisis and the downturn in the equity markets, consumer demand shifted from investment-linked products to protection and guarantee products. Operational efficiency and productivity received increasing attention as companies were negatively impacted by the economic slowdown.
The regulatory environment in the region is evolving. There is increased focus on consumer protection, primarily related to investment-linked products, and to meeting capital adequacy.

BUSINESS STRENGTH
SLF Asia represents a long-term growth engine for Sun Life Financial. Its accelerated penetration, particularly into India and China, the largest and fastest growing Asian life insurance markets, and expanded distribution reach through multi-channels focus on creating value for Sun Life Financial stakeholders by launching high-margin products and expanding business operations to achieve scale rapidly.
Strengths
•	Solid foundations in Hong Kong and the Philippines to support SLF Asia’s growth in developing markets

•	Superior investment performance in the Philippines and India

•	Leader in telemarketing in Indonesia

•	Ability to leverage the Company’s international resources and expertise to develop innovative, value-added products and leading-edge technology to better serve customers and distributors

•	Strong capital position and robust risk management practices to support the expansion of its business operations

42	Sun Life Financial Inc. | Annual Report 2008

Management’s discussion and analysis
Opportunities
•	Intensive competition for agent recruitment combined with increased public acceptance of alternate distribution channels provide opportunities to leverage SLF Asia’s telemarketing expertise

•	The financial challenges facing a number of competitors in Asia have created opportunities as distributors look for new strong partners

•	Leveraging a more balanced product portfolio as consumer demands shift to protection from investment products

•	Expansion of e-services as consumers demand more efficient and convenient services
STRATEGY
SLF Asia’s strategy is to achieve scale rapidly in each market where it operates to develop into a significant long-term revenue and earnings growth operation. As such, it is increasing its speed to market for new and innovative products, developing alternate distribution channels such as telemarketing and leveraging the Company’s asset management capability that exists in Asia as well as globally. The local initiatives will complement the leveraging of Sun Life Financial worldwide resources to bring industry-leading products, services and best practices to Asia.
FINANCIAL AND BUSINESS RESULTS
Summary statement of operations

(C$ millions)	2008	2007	2006

Premiums	726	629	640
Net investment income (loss)	(318)	255	318
Fee income	90	93	64

Total revenue	498	977	1,022
Client disbursements and change in actuarial liabilities	64	501	621
Commissions and other expenses	379	330	283
Income taxes	22	23	17

Common shareholders’ net income	33	123	101

SLF Asia contributed $33 million to common shareholders’ net income for the year ended December 31, 2008, a decrease of $90 million, or 73%, from 2007. The decrease was due to lower earnings in Hong Kong from investment-related losses, and to increased investment in growth in India.
ROE(1) for SLF Asia decreased to 2.6% from 11.0% in 2007, primarily due to decreased common shareholders’ net income.
SLF Asia’s total revenue declined by 49% to $498 million in 2008 compared to $977 million in 2007, including the unfavourable impact of $646 million on fair value changes in held-for-trading assets and non-hedging derivatives compared to $61 million in 2007. After adjusting for the impact of fair value changes in held-for-trading assets and non-hedging derivatives, 2008 revenue of $1,144 million was $106 million higher than 2007, driven by the increase in premiums in Hong Kong and India. In 2008, SLF Asia’s sales were primarily investment-linked products, which are recognized in segregated funds deposits rather than premiums under Canadian generally accepted accounting principles.
Despite challenging market events which affected the global economy, SLF Asia’s individual life insurance sales for 2008 grew by 34% over 2007 in Canadian dollars, driven by strong growth in India. Sales in India grew by 68% over 2007 on a local currency basis as a result of continued accelerated expansion in the country. This was partially offset by the impact of the global financial crisis and the downturn of the equity markets, which resulted in a shift of consumer demand to protection and guarantee products from investment-linked products. To capture the opportunities created by the economic challenges, the Company continues to build alternate distribution channels, leverage a more balanced product portfolio, and increase efficiency and productivity while maintaining customer focus.

(1)	Includes 100% of sales for joint ventures.

(1)	ROE for the business segments is a non-GAAP measure.

Sun Life Financial Inc. | sunlife.com	43

Management’s discussion and analysis
RESULTS BY BUSINESS UNIT
Hong Kong
The Company’s Hong Kong operations have been building a strong presence in the region by offering a complete range of products to address protection and savings needs. Individual life and health insurance, mandatory provident funds (the government-legislated pension plan), and pension administration are offered to individuals and businesses through a multi-channel distribution system that includes a career agency force, bancassurance, and independent financial advisors.
Sales of individual traditional insurance products grew by 81% in local currency over 2007. Affected by changes in market conditions, total individual sales were down by 14% in 2008 from 2007. Mandatory provident fund net sales increased by 64% over 2007 in local currency.
Philippines
Sun Life Financial’s Philippines operations, established in 1895, distribute a diverse range of protection and savings products largely through their proprietary career agent sales force. The Company offers individual life and health insurance products, savings products as well as mutual funds to individuals and institutions. With 32 branches, 36 sales offices and 5 financial stores nationwide, Sun Life Financial’s Philippines operations is considered one of the strongest and most stable insurance companies in the Philippines.
The Company’s asset management operations ranked second in the industry in 2008 in terms of AUM and gross sales. Individual insurance sales were down by 30% compared to 2007, on a local currency basis, as a result of reduced demand for single premium investment-linked products.
India
Birla Sun Life, the Company’s insurance joint venture with the Aditya Birla Group in India, provides a full range of individual and group protection, savings and retirement products through a multi-channel distribution network, including a career agent sales force, bancassurance arrangements, brokers and worksite marketing.
Birla Sun Life Asset Management Company Limited, the Company’s asset management joint venture in India, offers a full range of mutual fund products to individuals and institutional investors. Independent financial advisors and banks distribute Birla Sun Life mutual funds to the retail sector, while direct distribution serves Corporate accounts.
In local currency, Birla Sun Life’s individual insurance sales in 2008 were up 68% over 2007 with the expansion of branches and consequent career agency growth. Birla Sun Life opened 261 new branches, and the career agents increased to 161,000 advisors from 85,000 at the end of 2007.
Despite the market downturn, Birla Sun Life Asset Management Company Limited grew AUM by $658 million, or 7%, to reach $9.5 billion as at December 31,2008.
China
Sun Life Everbright Insurance Company Limited, the Company’s joint venture with the Everbright Group in China, operates a multi-distribution model that combines a direct career agency, financial consultants, telemarketing and several bancassurance alliances to sell individual life and health insurance, and savings products.
Sales of traditional insurance products grew by 29% over 2007 on a local currency basis, while total individual sales were down by 5%. Expansion continued with the opening of the Guangzhou branch in the third quarter of 2008 and the development of the telemarketing channel. The Company now operates with 6 branches and 39 sales offices in 17 cities.
Indonesia
SLF Asia’s Indonesian operations provide both individual life and health insurance to individuals through a career agent sales force, bancassurance partners and telemarketing. Telemarketing sales grew by 56% in local currency in 2008 over 2007 as a result of several new telemarketing relationships established with some of the largest banks during 2008. Total individual insurance sales were down 6% compared to 2007.
Corporate
The Corporate segment includes the results of SLF U.K. and Corporate Support operations that include the Company’s reinsurance businesses as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business segments. Beginning in the fourth quarter of 2008, Sun Life Financial began consolidating the results of SLF Reinsurance into Corporate Support as the Company is de-emphasizing certain aspects of the reinsurance business. Financial information for prior years has been reclassified to conform to the new presentation.

44	Sun Life Financial Inc. | Annual Report 2008

Management’s discussion and analysis
FINANCIAL AND BUSINESS RESULTS
Summary statement of operations(1)

(C$ millions)	2008	2007	2006

Premiums	851	963	987
Net investment income	1,056	421	802
Fee income	33	25	16

Total revenue	1,940	1,409	1,805
Client disbursements and change in actuarial liabilities	1,138	974	1,303
Commissions and other expenses	87	209	203
Income taxes	(285)	(28)	(61)
Non-controlling interests in net income of subsidiaries	1	1	1
Dividends paid to preferred shareholders	70	69	48

Common shareholders’ net income	929	184	311
Plus: Special items(2)	(825)	61	–

Operating earnings	104	245	311

(1)	Including consolidation adjustments related to activities between segments.

(2)	The impact of special items on earnings is described on page 22 under the heading Non-GAAP Financial Measures.
For the year ended December 31, 2008, Corporate reported common shareholders’ net income of $929 million compared to $184 million in 2007 due to Corporate Support’s increased earnings of $749 million as a result of the $825 million after-tax gain from the Company’s sale of its 37% interest in Cl Financial and realized tax benefits associated with unrecognized tax losses from asset impairments taken in prior years. These increases were partially offset by losses in the Company’s life retrocession reinsurance business from the unfavourable impact of claims in 2008 as well as the strengthening of actuarial reserves to reflect more comprehensive information on potential future premiums and claims. Results for 2007 included $61 million of after tax charges to earnings related to the intangible asset write-down for the retirement of the Clarica brand and for the premium paid to redeem Partnership Capital Securities in Corporate Support.

SLF U.K.
The SLF U.K. in-force life and pension policies constitute a run-off block of business. Most administrative functions have been outsourced to external service providers, which are managed by a small corporate governance team.
For the year ended December 31, 2008, SLF U.K. earned $209 million compared with $213 million in 2007. The 2008 results reflected an increase in credit default assumptions in 2008 mostly offset by investment gains on certain derivative hedges.
Risk management
RISK MANAGEMENT FRAMEWORK
Sun Life Financial has established a comprehensive framework for the management of enterprise risk. This framework identifies five major categories (market risk, credit risk, insurance risk, operational risk and strategic risk) for the categorization of key risks facing the Company and sets out key processes for their management in the areas of risk appetite, risk identification, measurement and assessment, risk response development, monitoring and control, and risk reporting and communication.
The framework recognizes the important role that risk culture plays in the effective management of enterprise risk. Sun Life Financial’s risk culture is supported by a strong “tone from the top”, which is reinforced and emanates from the Board of Directors and cascades through the Risk Review Committee of the Board of Directors, the executive team, line management and staff. A key premise of Sun Life Financial’s enterprise risk management culture is that all employees and distributors have an important role to play in managing enterprise risks, and collectively form part of the Company’s extended risk management team.
Sun Life Financial’s enterprise risk management framework is rooted in a corporate risk philosophy that reflects the understanding that the Company is in the business of taking risk for appropriate return. This is core to Sun Life Financial’s corporate vision, mission and customer value position. Effective risk taking and risk management are therefore critical to the overall profitability, competitive market positioning and long-term financial viability of the Company. This presents both challenges and opportunities and the need to successfully navigate between these complementary risk dimensions is embedded within the business management practices of every business segment and corporate leader.

Sun Life Financial Inc. | sunlife.com	45

Management’s discussion and analysis
RISK PHILOSOPHY AND PRINCIPLES
Sun Life Financial’s risk philosophy reflects a number of core principles that embody the Company’s overall risk appetite and values. These principles are outlined below:
Strategic Alignment
Sun Life Financial’s risk appetite is intimately linked to the Company’s overall vision, mission and business goals and this alignment is facilitated by recognizing which risks are deemed to be core, non-core or collateral risks.
Core risks are those risks that Sun Life Financial is willing to accept in order to achieve its return expectations and successfully achieve its stated vision, mission and business objectives. In particular, Sun Life Financial’s corporate mission, to “help customers achieve lifetime financial security”, provides an important context for identifying and prioritizing core risks. These core risks include market, interest rate, mortality, morbidity, asset/liability management and credit. The Company has established a range of explicit risk appetite limits and/or operational control points for these core risks.
Non-core risks are those associated with activities outside of Sun Life Financial’s risk appetite and approved business strategies and, hence, are generally avoided, regardless of expected returns.
Collateral risks are those that are incurred as a by-product or collateral to the pursuit of the risk/return optimization of core risks. Operational risks often fall into this category. Management endeavours to mitigate collateral risks to the extent that the cost of mitigation is less than the level of risk reduction.
Stakeholder Interests
The Company’s risk framework considers the interests of a large number of key stakeholder groups, including shareholders, policyholders, employees, regulators, rating agencies and other capital market participants. The framework endeavours to appropriately balance the various needs, expectations, risk/reward perspectives and investment horizons of these stakeholders. In particular, risk appetite is established to support the pursuit of shareholder value while ensuring that the Company’s ability to pay claims and fulfil long-term policyholder commitments is not unduly compromised. Sun Life Financial’s risk management approach is designed to support long-term credit and financial strength ratings, ongoing favourable access to capital markets and the continuing enhancement of Sun Life Financial’s overall franchise value and brand.
Capability Alignment
Sun Life Financial’s risk appetite is aligned with the Company’s inherent risk management capabilities. The ability to perform robust risk assessments, the quality of the Company’s risk governance and control environment and the depth and quality of innovative risk response and pricing strategies are particularly important capabilities in this regard. The Company proactively seeks out profitable risk-taking opportunities in those areas where it has established risk management skills and capabilities. Conversely, Sun Life Financial endeavours to avoid risks it does not understand or is unable to manage.
Risk Budgeting
Sun Life Financial continuously seeks to allocate its risk-taking capacity in a manner that optimizes the overall level of risk-adjusted returns and stakeholder value creation. This is achieved by embedding strong risk management discipline into key financial management processes, including product development and pricing, strategic planning, capital budgeting, mergers and acquisition activities, business case assessments, asset/liability management, project management, reinsurance and overall business planning.
Portfolio Perspective
Risk/return trade-offs are assessed and managed not only based on the intrinsic merits of a particular opportunity, but also relative to its marginal contribution to the Company’s overall risk portfolio. This perspective is extended to the development of risk mitigation and pricing strategies, recognizing that often the most cost-effective way of managing risk involves utilizing available diversification relationships already inherent in Sun Life Financial’s business model and risk portfolio.
Risk to Reputation
A financial institution’s reputation is one of its most important assets. A key objective of Sun Life Financial’s enterprise risk management framework is to help ensure that the Company continues to operate under standards that support its ability to maintain and build upon a sound corporate reputation and brand. It also recognizes the increasingly important and high profile role that a strong enterprise-wide risk management discipline can play in this regard.
ACCOUNTABILITY
Sun Life Financial’s enterprise-wide risk management framework sets out lines of responsibility and authority for risk taking, governance and control.

46	Sun Life Financial Inc. | Annual Report 2008

Management’s discussion and analysis
The Board of Directors is ultimately responsible for ensuring that risk management policies and practices are in place. Through approval of appropriate policies, reporting and ongoing oversight, the Board of Directors must ensure that the Company’s principal risks are appropriately identified and managed. This function is delegated by the Board of Directors to its Risk Review Committee. The Risk Review Committee of the Board of Directors (RRC) is a standing committee of the Board of Directors, comprised of independent directors, whose primary functions are to assist the Board of Directors with its oversight role with respect to ensuring the identification of major areas of risk facing the Company, the development of strategies to manage those risks, to review compliance with risk management policies implemented by the Company and review reports related to compliance with legal and regulatory matters.
Primary accountability for risk management is delegated to management in the person of the Chief Executive Officer (CEO). The risk management structure enables the CEO to further delegate responsibilities throughout Sun Life Financial. The CEO delegates line accountability for the various classes of risk management to the Executive Team, who are accountable for ensuring the day-to-day management of enterprise risk in their scope of business accountability in accordance with Board-approved risk policies and this framework. In particular, business segment leaders have overall, front line accountability for managing the risks in their operations and are supported by a network of business segment compliance and risk officers.
The Chief Risk Officer (CRO) is responsible for developing and communicating the enterprise risk management framework, and for overseeing development and implementation of enterprise-wide risk management strategies aimed at optimizing the global risk/return profile of Sun Life Financial. In addition, the CRO provides independent functional oversight of the Company’s enterprise-wide risk management programs by ensuring that effective processes are in place for the risk identification, measurement and assessment, risk response development, monitoring and control, and reporting and communication of risks inherent in the Company’s activities. Sun Life Financial’s risk management activities are supported by the Company’s Internal Audit function through its ongoing assessments of the effectiveness of, and adherence to, internal controls.
RISK MANAGEMENT POLICIES
In order to support the effective communication, implementation and governance of the enterprise risk framework, Sun Life Financial has codified the processes and operational requirements in the form of a comprehensive series of risk management policies and operating guidelines. The policies facilitate application of a consistent approach to risk identification, measurement and assessment, risk response development, monitoring, control, reporting and communication of exposures across Sun Life Financial’s global business platform. These risk management policies are reviewed and approved annually by the RRC. This Committee also receives an annual report summarizing management’s attestation of compliance to these policies.
RISK CATEGORIES
There are five major risk categories – Credit Risk, Market Risk, Insurance Risk, Operational Risk and Strategic Risk.
Credit Risk
Risk Description
Credit risk is the uncertainty of receiving amounts Sun Life Financial is owed from its financial counterparties. Sun Life Financial is subject to credit risk arising from issuers of securities held in the Company’s investment portfolio, debtors (e.g. mortgagors), reinsurers, derivative counterparties, other financial institutions (e.g. amounts held on deposit) and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty’s credit rating otherwise deteriorates.
Credit Risk Management Governance and Control
Key controls utilized in the management of credit risk are outlined below:
•	Detailed credit and underwriting policies

•	Specific diversification requirements such as asset class, geography and industry

•	Comprehensive due diligence and ongoing credit analysis

•	Establishing and reviewing credit quality ratings for portfolio investments

•	Aggregate single and group counterparty exposure limits

•	The Company has established target capital levels that exceed regulatory minimums

•	Reserve provisions are established in accordance with standards set forth by the Canadian Institute of Actuaries

•	Ongoing monitoring and reporting against pre-established limits

•	For certain classes of in-force business (participating, experience rated and non-guaranteed), a portion of evolving adverse experience may be reflected through premium increases and/or benefit reductions

•	Effects of large and sustained adverse credit developments are measured through Dynamic Capital Adequacy Testing and other stress-testing techniques
For additional credit risk disclosure please see Note 6 to SLF Inc.’s 2008 Consolidated Financial Statements - Financial Instruments Risk Management under Section a) Credit Risk.

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Management’s discussion and analysis
Market Risk
Risk Description
Sun Life Financial is exposed to significant financial and capital market risks, including changes to interest rates, credit spreads, equity market prices, foreign currency exchange rates, real estate values, private equity values and market volatility. These factors can also give rise to liquidity risk if the Company is forced to sell assets at depressed market prices in order to fund its commitments. Market changes and volatility could be the result of general capital market conditions or specific social, political or economic events.
Market Risk Management Governance and Control
Sun Life Financial employs a wide range of market risk management practices and controls, as outlined below:
•	Enterprise-wide equity risk management policies

•	Product development and pricing policies requiring detailed risk assessment and provision for material market risks

•	Hedging and asset/liability management programs are maintained in respect of key selected market risks (see Hedging and Asset/Liability Management below)

•	The Company has established target capital levels that exceed regulatory minimums

•	Reserve provisions are established in accordance with standards set forth by the Canadian Institute of Actuaries

•	For certain classes of in-force business (participating, experience rated and non-guaranteed), a portion of evolving adverse experience may be reflected through premium increases and/or benefit reductions

•	Ongoing monitoring and reporting against pre-established limits

•	Effects of large and sustained adverse market movement are measured through Dynamic Capital Adequacy Testing and other stress-testing techniques
Hedging and Asset/Liability Management
For interest-sensitive businesses, such as individual and group annuities, duration management and key rate duration techniques are used to manage interest rate risk exposures to within prescribed tolerance limits and ranges.
Sun Life Financial is exposed to equity risk from a number of sources.
In particular, the Company derives a portion of its revenue from fee income generated by its asset management businesses and on certain insurance and annuity contracts where fee income is levied on account balances that directionally move in line with general equity market levels. Fee income is assessed as a percentage of assets under management and, therefore, varies directly with the value of such assets. Sun Life Financial also has direct exposure to equity markets as a result of the investments supporting other general account liabilities, surplus and employee benefit plans. These exposures generally fall within the Company’s risk taking philosophy and appetite and, hence, are generally not hedged.
The Company is also exposed to equity risk through various classes of variable annuity business which provide guarantees linked to underlying fund performance. These guarantees may be triggered upon death, maturity, withdrawal or annuitization, depending on the market performance of the underlying funds. The cost of providing for these guarantees increases under volatile and declining equity market conditions. Due to the non-linear fashion with which these cost increases can occur, the Company has implemented hedging programs, involving the use of derivative instruments, in order to reduce its exposure to this particular class of equity risk. These programs are primarily focused on hedging a portion of the economic costs associated with providing the above-mentioned variable annuity guarantees. Since the economic present value of benefits being hedged will generally differ from the financial statement value, and other policy elements (primarily fees) remain unhedged, this approach will result in residual volatility to equity market shocks in reported income.
Sun Life Financial’s hedging strategy is applied both at the line of business/product level and enterprise level using a combination of static (i.e. purchasing of longer dated equity put options) and dynamic (frequent rebalancing of short-dated equity and interest rate futures contracts) hedging techniques. (See also Derivative Financial Instruments and Risk Mitigation in the Investment section of this MD&A on page 32).
The general availability and cost of these hedging instruments may be adversely impacted by volatile and declining equity and interest rate market conditions. In addition, these hedging programs may themselves expose the Company to other risks such as basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk (see Credit Risk section), model risk and other operational risks. While the Company’s hedging programs include various elements aimed at mitigating these effects, (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing with primarily highly rated counterparties and transacting through ISDA agreements that generally include applicable credit support annexes), residual risk and potential reported earnings volatility remain.
As an international provider of financial services, Sun Life Financial operates in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which it operates, the Company generally maintains the currency profile of its assets so as to match the currency of aggregate liabilities and minimum required surplus. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. However, changes in exchange rates can affect Sun Life Financial’s net income and surplus when results in local currencies are translated into Canadian dollars. These results are not hedged and, in general, a weakening in the local currency of the Company’s foreign operations relative to the Canadian dollar will have a negative impact on Sun Life Financial’s net income.

48	Sun Life Financial Inc. | Annual Report 2008

Management’s discussion and analysis
For additional market risk disclosure please see Note 6 to SLF Inc.’s 2008 Consolidated Financial Statements- Financial Instruments Risk Management under Section c) Market Risk.
Sensitivity measures
Risk Measurement – Sensitivity of Earnings
The value of the Company’s policyholder obligations for certain products is dependent on assumptions about the future level of interest rates and equity market prices. The adjacent table sets out the immediate impact or sensitivity of the Company’s earnings to certain spontaneous changes in interest rates and equity market prices, based on the existing business mix. The sensitivities presented measure the estimated impact on net income and capital based on a starting point of December 31, 2008 and the immediate changes in interest rates and equity market prices noted below as well as business mix on that date. Changes to starting point interest rates, equity market prices and business mix will result in different estimated sensitivities. Further, changes in interest rates and equity market prices in excess of the ranges illustrated will generally result in greater than proportional impacts. The sensitivities are forward-looking statements and are based on the assumptions set out and subject to the risk factors described under Forward-looking Statements on page 9.
Increase (decrease) in earnings (1)

($ millions)

Interest rate sensitivity (2)
1% Increase	100 to 150
1% Decrease	(150) to (200)
Equity market sensitivity (3)
10% Increase	250 to 300
10% Decrease	(275) to (350)

(1)	Reflects business and asset portfolios at December 31, 2008.

(2)	Represents a 100 basis point parallel shift in assumed interest rates across the entire yield curve.

(3)	Represents a 10% change in equity markets.

Each of the sensitivities provided above is calculated assuming that all other variables remain constant. These are directional estimates of the underlying income sensitivity of each factor under these specialized assumptions, and should not be viewed as predictors of the Company’s future earnings. Given the nature of these calculations, the Company cannot provide assurance that those actual earnings impacts will be within the indicated ranges.
Insurance Risk
Risk Description
Insurance risk is the uncertainty of product performance due to differences between the actual experience and expected assumptions affecting amounts of claims, benefits payments, expenses and the cost of embedded options and guarantees related to insurance risks. This risk class includes risk factors relating to product development and pricing, mortality, morbidity, longevity, policyholder behaviour and reinsurance.
Insurance Risk Management Governance and Control
Insurance risk is managed through a number of enterprise-wide controls addressing a wide range of insurance risk factors, as follows:
•	Enterprise-wide insurance underwriting and claims, product development and pricing, and reinsurance risk management policies

•	Product development and pricing policies require detailed risk assessment and provision for material insurance risks

•	Various limits, restrictions and fee structures may be introduced into plan designs in order to establish more homogeneous policy risk profile and limit potential for anti-selection

•	Enterprise underwriting and risk selection standards with oversight by corporate underwriting and claims risk management function

•	Principle of diversification and risk pooling applies with aggregation of broad exposures across product lines, geography, distribution channels, etc.

•	The Company has established target capital levels that exceed regulatory minimums

•	Reserve provisions are established in accordance with standards set forth by the Canadian Institute of Actuaries

•	For certain classes of in-force business (participating, experience rated and non-guaranteed), a portion of evolving adverse experience may be reflected through premium increases and/or benefit reductions

•	Effects of large and sustained adverse market movement are measured through Dynamic Capital Adequacy Testing and other stress-testing techniques

•	Board-approved maximum retention limits (amounts issued in excess of these limits are reinsured)

•	Experience studies (both Company specific and industry level) and Earnings-by-Source analysis are continuously monitored and factored into ongoing valuation, renewal and new business basis setting processes

•	Sun Life Financial purchases reinsurance for certain risks underwritten by its various insurance businesses. Sun Life Financial has established a reinsurance ceded policy to set acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. The Company’s reinsurance counterparty risk profile is monitored closely, including through regular reporting to the Risk Review Committee of the Board of Directors
Operational Risk
Risk Description
Operational risk is the uncertainty arising from larger than expected losses or damage to reputation resulting from inadequate or failed internal processes, controls, people, systems or from external events. This risk class encompasses a wide range of risks, including those

Sun Life Financial Inc. | sunlife.com	49

Management’s discussion and analysis
pertaining to legal, regulatory and market conduct, business continuity, model risk, information system security and privacy, third-party relationships, fraud, environmental risk and human resource management.
Operational Risk Management Governance and Control
There is ongoing monitoring and reporting of significant operational risks to senior management and the Audit and Risk Review Committees of the Board of Directors. Enterprise-wide policies and operating guidelines, and risk management governance and control processes, have been established for all significant operational risks.
•	Enterprise-wide policies for all significant operational risks, supported by an annual compliance self-assessment process

•	A comprehensive insurance program, including appropriate levels of self-insurance, is maintained to provide protection against a specified range of potential operational losses

•	An environmental risk management program is maintained to help protect investment assets (primarily real estate, mortgage and structured finance portfolios) from losses due to environmental issues and to help ensure compliance with applicable laws

•	Business continuity, crisis management and disaster recovery programs have been implemented and undergo periodic testing

•	An enterprise-wide Security Program has been established, consisting of policies, procedures, processes, and technology, aligned to appropriate industry standards and compliant with applicable laws and regulations

•	Privacy policies, privacy officers and processes have been established to provide guidance on handling private and confidential information for reporting of privacy issues to appropriate management for response and resolution

•	Ongoing monitoring and reporting, including regular briefings to the Audit and Risk Review Committees of the Board of Directors

•	Annual enterprise-wide attestation by all employees regarding compliance with the Sun Life Financial Code of Business Conduct
Strategic Risk
Risk Description
Strategic risk is the risk to future earnings and capital arising from changes in the competitive, economic, legal or political environment, changing customer behaviour, or a failure to achieve the Company’s strategic or long-term business plans, either through incorrect choices or improper implementation of those choices.
Strategic Risk Management Governance and Control
Strategic risk is managed through the Company’s formal strategic and business planning process. The Company’s business plans are subject to approval by the Board of Directors, who also receive regular reviews of implementation progress against key business plan objectives. Merger and acquisition transactions are governed by a Board-approved risk management policy and significant transactions require the Board of Directors’ explicit approval. The Company develops and maintains a register of enterprise key risks, which represent a key input into the business planning process. The RRC receives regular updates of the enterprise key risks.
Financial position and liquidity
The Company’s asset/liability management allows it to maintain its strong financial position by ensuring that sufficient liquid assets are available to cover its potential funding requirements. The Company invests in various types of assets with a view to matching them with its liabilities of various durations.
PRINCIPAL SOURCES OF FUNDS
The Company’s primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders. The Company also raises funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs.
As at December 31, 2008, the Company maintained cash, cash equivalents and short-term securities totalling $8.9 billion, of which 3% were held in relation to certain derivative strategies and bond repurchase agreements. The corresponding percentage was 19% at the end of 2007. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts that support short-term liabilities.
Net cash, cash equivalents and short-term securities increased by $3.4 billion in 2008. Cash flows generated by operating activities increased by $669 million in 2008 from 2007 mainly from lower levels of maturities and surrenders of $940 million mostly due to a maturity of a large medium-term note in 2007 which did not reoccur in 2008. This decrease in cash requirements was partially offset by increased levels of death and disability payments of $224 million and higher health benefits of $322 million on business growth in Canada group health and the acquisition of the Genworth EBG business in SLF U.S. in May 2007. Net cash from investing activities increased by $3.8 billion over 2007 mainly from lower 2008 net purchases of long-term invested assets and short-term securities of $1.7 billion. There was a cash contribution of $1.5 billion from the Company’s sale of its interest in Cl Financial Income Fund compared to cash used for the Genworth EBG business acquisition in the second quarter of 2007. Financing activities decreased cash by $407 million during 2008 compared to 2007. The net

50	Sun Life Financial Inc. | Annual Report 2008

Management’s discussion and analysis
contribution from the issuance and redemption of debt and preferred shares in 2008 was $589 million compared to $1.2 billion in 2007. The repurchase of common shares was $285 million lower in 2008 than 2007. Dividends paid to common shareholders in 2008 were $57 million higher than the amount paid in 2007. There was also an increase of $642 million in 2008 due to the fluctuation of the Canadian dollar against foreign currencies.

($ millions)	2008	2007	2006

Net cash provided by operating activities	1,737	1,068	4,469
Net cash provided by (used in) financing activities	(499)	(92)	356
Net cash provided by (used in) investing activities	1,780	(2,010)	(2,647)
Changes due to fluctuations in exchange rates	642	(299)	18

Increase (decrease) in cash and cash equivalents	3,660	(1,333)	2,196
Cash and cash equivalents, beginning of year	3,603	4,936	2,740

Cash and cash equivalents, end of year	7,263	3,603	4,936
Short-term securities, end of year	1,616	1,897	1,303

Cash, cash equivalents and short-term securities, end of year	8,879	5,500	6,239

LIQUIDITY
The Company generally maintains a conservative liquidity position that exceeds all the liabilities payable on demand. To strengthen its liquidity further, the Company actively manages and monitors its:
•	Capital levels

•	Asset levels

•	Matching position

•	Diversification and credit quality of its investments

•	Cash forecasts and actual amounts against established targets
The Company is subject to various regulations in the jurisdictions in which it operates. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.
In 2001 and 2002, Sun Life Capital Trust (SLC Trust), an unconsolidated subsidiary of the Company, issued $950 million (Series A) and $200 million (Series B) of Sun Life ExchangEable Securities (SLEECS). Pursuant to the share exchange agreement with Sun Life Assurance and Sun Life Financial, if SLC Trust fails to pay the indicated yield on the SLEECS securities on each regular distribution date, both Sun Life Assurance and SLF Inc. are subject to certain restrictions on paying dividends on their respective securities. In addition, under certain circumstances holders of the SLEECS securities have the right to convert these securities into a new series of Sun Life Assurance preferred shares or Sun Life Financial common shares. SLC Trust is expected to continue to pay the indicated yield at each distribution date.
The Company also maintains various credit facilities used for general corporate purposes. As at December 31, 2008, the Company had two committed syndicated credit facilities totalling US$1.5 billion ($1.8 billion) of which US$860 million ($1.0 billion) was utilized and the Company had uncommitted bi-lateral credit facilities totalling $308 million of which $194 million was utilized. All utilization was in respect of letters of credit. The maturity of these credit facilities as at December 31, 2008 ranges from one year to three and a half years.
The agreements relating to the Company’s committed syndicated credit facilities contain typical covenants for investment grade companies regarding solvency, credit ratings and other such matters, all of which had been met as at December 31, 2008.
These covenants include but are not limited to the maintenance of total equity of at least $12 billion, tested as of the last day of each fiscal quarter. Sun Life Financial’s total equity was $17.4 billion as at December 31, 2008.
Sun Life Financial’s failure to comply with the covenants under the committed credit facilities would, subject to grace periods in the case of certain covenants, result in an event of default. This could require the Company to repay any outstanding borrowings or to cash collateralized letters of credit under such facility. A failure by SLF Inc. (or any of its subsidiaries) to pay an obligation due for an amount exceeding $250 million would also result in an event of default under the committed credit facilities described above.
Based on the Company’s historical cash flows, coupled with a move toward more liquid investments, management believes that the cash flow from the Company’s operating activities will continue to provide sufficient liquidity for the Company to satisfy debt service obligations and to pay other expenses.
CAPITAL
SLF Inc. has a policy designed to maintain a strong capital position and provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with its businesses and optimize shareholder return. This policy is also intended to provide an

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Management’s discussion and analysis
appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow the Company and its subsidiaries to take advantage of opportunities for expansion. SLF Inc.’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings, while maintaining a capital-efficient structure and desired capital ratios. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business unit level under the principles appropriate to the jurisdiction in which it operates.
The Board of Directors is responsible for the annual review and approval of the Company’s capital plan. The Risk Review Committee of the Board of Directors reviews and approves SLF Inc.’s capital policy annually. Management oversight of the Company’s capital programs and position is provided by the Capital Management Committee that is chaired by the Executive Vice-President and Chief Financial Officer. Corporate Treasury and Risk Management are responsible for the design and implementation of the capital management policy.
The Company’s capital base consists mainly of common shareholders’ equity and retained earnings. Other sources of capital include the Company’s preferred shareholders’ equity and subordinated debt issued by SLF Inc., Sun Life Assurance and Sun Canada Financial Co. For Canadian regulatory purposes, the Company’s capital also includes SLEECS issued by SLC Trust.
Notes 10, 13 and 15 to SLF Inc.’s 2008 Consolidated Financial Statements include additional details on the Company’s capital. The following table summarizes the sources of the Company’s capital position over the past three years.
Source of Capital

($ millions)	2008	2007	2006

Subordinated debt	2,576	1,796	1,456
Trust Securities(1)	1,150	1,150	1,849
Equity
Participating policyholders’ equity	106	95	92
Preferred shareholders’ equity	1,495	1,495	1,250
Common shareholders’ equity	15,808	15,627	15,842

Total Equity	17,409	17,217	17,184

Total Capital	21,135	20,163	20,489

Ratio of debt to total capital	17.6%	14.6%	16.1%
Ratio of debt plus preferred shares to total capital	24.7%	22.0%	22.2%

(1)	Includes SLEECS and Partnership Capital Securities (PCS). The PCS were redeemed in May 2007.
In 2008, common shareholders’ equity capital increased to $15.8 billion compared with 2007, an increase of $181 million over 2007 and reflected the after-tax capital gain of $825 million on the disposition of the Company’s interest in Cl Financial and the $1.8 billion change in the value of the foreign currency translation account. These increases were partially offset by the $217 million of common shares repurchased and cancelled, common share dividends paid in the amount of $809 million, and the $1.4 billion change in other comprehensive income due to unrealized losses on available-for-sale assets.
In January 2008, the Company issued $400 million of Series 2008-1 Subordinated Unsecured Fixed/Floating Debentures, yielding 5.59% annually, due in 2023 and in June 2008, $350 million of Series 2008-2 Subordinated Unsecured Fixed/Floating Debentures, yielding 5.12% annually, due in 2018.
As at December 31, 2008, the Company’s debt capital consisted of $2.6 billion in subordinated debentures with maturity dates between 2015 and 2042 and $1.2 billion of SLEECS with maturity dates between 2031 and 2052. The maturity dates of the Company’s long-term debt are well distributed over the medium-to long-term horizon to maximize the Company’s financial flexibility and minimize refinancing requirements within a given year.
In addition to the above long-term debt, the Company also has $1.8 billion of public issuances and $1.4 billion of private financings in connection with financing arrangements to address U.S. statutory reserve requirements for certain universal life contracts.
The current market environment continues to provide challenges for raising capital. However, management believes that the Company’s strong underlying business franchise and financial ratings will provide adequate access to comparatively cost-efficient external financing.
The Company strives to achieve an optimal capital structure by balancing the use of debt and equity financing. The debt-to-capital ratio for SLF Inc., which includes the SLEECS and preferred shares issued by SLF Inc. as part of debt for the purposes of this calculation, increased by 2.7% over the past year to 24.7% as at December 31, 2008.

52	Sun Life Financial Inc. | Annual Report 2008

Management’s discussion and analysis

In 2008, SLF Inc. purchased and cancelled 4.8 million common shares at a cost of $217 million.
The Company grants stock options to certain employees and directors, which may be exercised at the closing price of the common shares on the trading day preceding the grant date. As at February 6, 2009, 10.0 million options to acquire SLF Inc. shares and 559.7 million common shares of SLF Inc. were outstanding.
SHAREHOLDERS’ DIVIDENDS
SLF Inc. increased its quarterly common shareholders’ dividend to $0.36 per share in the first quarter of 2008.
Total common shareholder dividends declared in 2008 were $1.44 per share, up 9% from $1.32 in 2007.
Number of common shares outstanding

(in millions)	2008	2007	2006

Balance, beginning of year	564.1	571.8	582.0
Stock options exercised	0.4	2.1	2.2
Shares repurchased	(4.8)	(9.8)	(12.4)

Balance, end of year	559.7	564.1	571.8

Number of stock options outstanding

(in millions)	2008	2007	2006

Balance, beginning of year	8.2	9.1	10.0
Options issued	2.3	1.3	1.5
Options exercised or cancelled	(0.5)	(2.2)	(2.4)

Balance, end of year	10.0	8.2	9.1

The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of its Board of Directors and is dependent on the Company’s results of operations, financial condition, cash requirements, regulatory and contractual restrictions and other factors considered by the Board of Directors. The Board of Directors reviews the level of dividends on a periodic basis.
Dividends Declared for 2008

Amount per share

Common shares	$1.44

Class A preferred shares	Coupon rate	Date issued	Amount per share

Series 1	4.75%	February 25, 2005	$1.187500
Series 2	4.80%	July 15, 2005	$1.200000
Series 3	4.45%	January 13, 2006	$1.112500
Series 4	4.45%	October 10, 2006	$1.112500
Series 5	4.50%	February 2, 2007	$1.125000

CAPITAL ADEQUACY
SLF Inc. is subject to the guidelines regarding capital framework for regulated insurance holding companies and non-operating life insurance companies (collectively, Insurance Holding Companies) issued by OSFI. Under these guidelines, Insurance Holding Companies, such as SLF Inc., and certain of their significant life insurance company subsidiaries are not subject to the Minimum Continuing Capital Surplus Requirements (MCCSR) that apply to Canadian life insurance companies. These guidelines do not establish minimum or targeted capital requirements for Insurance Holding Companies.
As an Insurance Holding Company, SLF Inc. is expected to manage its capital in a manner commensurate with its risk profile and control environment. For purposes of determining required capital under the capital risk metrics, the risk component factors for significant foreign life subsidiaries are not included in the Insurance Holding Company’s total capital required. OSFI may intervene and assume control of an Insurance Holding Company or a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI in the future, as experience develops or the risk profile of Canadian life insurers changes or to reflect other risks. SLF Inc. was well above its minimum internal targets as at December 31, 2008.
Sun Life Assurance is subject to the MCCSR required capital for a life insurance company in Canada. OSFI generally expects life insurance companies to maintain a minimum regulatory MCCSR of 150% or greater. Sun Life Assurance’s MCCSR ratio of 232% as at December 31, 2008 was well above minimum regulatory levels.
The MCCSR calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Certain of these risk components, along with available capital, are sensitive to changes in equity markets. The estimated impact on the MCCSR of Sun Life Assurance from an immediate 10% increase across all equity markets as at December 31, 2008 would be about a 2% to 4% increase in MCCSR. Conversely, the estimated impact on the MCCSR of Sun Life Assurance from an immediate 10% drop across all equity markets would be about a 3% to 5% decrease in MCCSR. The information concerning MCCSR is a forward-looking statement and based on the assumptions set out. It is subject to the risk factors described under the heading Forward-looking Statements on page 9.

Sun Life Financial Inc. | sunlife.com	53

Management’s discussion and analysis
The current market environment highlighted the need to revise the treatment of certain components of capital to better reflect both the nature of the risks and the quality of capital supporting these risks. In response to the issues surfaced, OSFI issued several revisions to the current MCCSR rules effective December 2008. First, the minimum capital rules for segregated fund guarantees were updated to differentiate between near-term and long-term obligations. Second, companies were given the option to exclude from available capital the net after-tax unrealized gains and losses on available-for-sale bonds reflected in other comprehensive income to better reflect the long-term nature of these bonds. Finally, the requirement to hold capital for interest margin pricing risk was eliminated to avoid potential redundancy with risk charges and actuarial reserves.
The following table shows the components of the MCCSR for Sun Life Assurance for the last three years.
Sun Life Assurance MCCSR

($ millions)	2008	2007	2006

Capital available
Retained earnings and contributed surplus	10,117	9,957	9,148
Other comprehensive income	(841)	(1,521)	(838)
Common and preferred shares	1,996	1,446	1,446
Innovative instruments and subordinated debt	2,600	2,400	2,399
Other	219	531	1,096
Less:
Goodwill and intangibles in excess of limit	1,893	1,607	1,501
Non-life investments and other	1,585	1,555	1,686

Total capital available	10,613	9,651	10,064
Required capital
Asset default and market risks	2,620	2,497	2,532
Insurance risks	1,279	1,276	1,198
Interest rate risks	683	861	812
Other	–	(110)	–

Total capital required	4,582	4,524	4,542
MCCSR ratio	232%	213%	222%

Year over year, Sun Life Assurance’s available capital increased by $962 million. The positive impact of the weakening of the Canadian dollar on the value of the currency translation account and the portion of the proceeds of the Cl Financial transaction attributable to Sun Life Assurance more than offset the unfavourable impact of declining equity markets, investment write-downs and widening credit spreads on earnings and equity. Capital required remained relatively flat year over year as the unfavourable impact of lower equity markets was largely offset by the positive impact of the above-mentioned change to the segregated fund guarantee capital rules and the elimination of the interest margin pricing risk. Additional details concerning the calculation of available capital and MCCSR are included in the 2008 AIF of SLF Inc. under the heading Regulatory Matters.
Significant foreign life subsidiaries that are not subject to the MCCSR rules are required to comply with the capital adequacy requirements imposed in the foreign jurisdictions in which they operate. The Company’s principal operating life insurance subsidiary in the United States, Sun Life Assurance Company of Canada (U.S.) (Sun Life (U.S.)), qualifies as a significant foreign life subsidiary. Sun Life U.S. is subject to the risk-based capital rules issued by the National Association of Insurance Commissioners. In spite of the current market challenges, through a combination of reinsurance arrangements, refinements to existing hedging arrangements and capital injections from its parent, SLF Inc., the risk-based capital (RBC) ratio of Sun Life U.S. exceeded the minimum regulatory level of 200% as at December 31, 2008.
In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. The Company maintained capital levels above the minimum local regulatory requirements as at December 31, 2008.
OFF-BALANCE SHEET ARRANGEMENTS
In the normal course of business, the Company is engaged in a variety of financial arrangements. The principal purposes of these arrangements are to:
•	Earn management fees and additional spread on a matched book of business

•	Reduce financing costs

54	Sun Life Financial Inc. | Annual Report 2008

Management’s discussion and analysis
While most of these activities are reflected on the Company’s balance sheet with respect to assets and liabilities, certain of them are either not recorded or are recorded on the Company’s balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities the Company undertakes primarily include:
•	Asset securitizations

•	Securities lending
Asset securitizations
The Company engages in asset securitization activities primarily to earn origination and/or management fees by leveraging its investment expertise to source and manage assets for the investors. Periodically, the Company sells mortgage and/or bond assets to a non-consolidated special purpose entity (SPE), which may also purchase investment assets from third parties. The SPE funds the asset purchase by selling securities to investors. As part of the SPE arrangement, the Company may subscribe to a subordinated investment interest in the issued securities.
The Company is generally retained to manage the assets in the SPE on a fee-for-service basis. All of the asset securitization transactions undertaken by the Company are structured on a non-recourse basis so that the Company has no exposure to the default risks associated with the assets in the SPEs other than through any retained interests held by the Company.
The table summarizes the Company’s asset securitization program. Additional information is available in Note 5 to SLF Inc.’s 2008 Consolidated Financial Statements.

($ millions)	2008	2007

As at December 31
Securitized assets under management	2,269	1,939
The Company’s retained interests	70	91
For the year ended December 31
Cash flow received on retained interests and servicing fees	12	14

Securities lending
The Company lends securities in its investment portfolio to other institutions for short periods to generate additional fee income. The Company conducts its program only with well-established, reputable banking institutions that carry a minimum credit rating of “AA”. The fair value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair value fluctuates. It is the Company’s practice to obtain a guarantee from the lending agent against counterparty default, including non-cash collateral deficiency, in securities lending transactions. Additional information on securities lending is available in Note 5 to SLF Inc.’s 2008 Consolidated Financial Statements.
COMMITMENTS, GUARANTEES, CONTINGENCIES AND REINSURANCE MATTERS
In the normal course of business, the Company enters into leasing agreements, outsourcing arrangements and agreements involving indemnities to third parties. The Company is also engaged in arbitration proceedings in the U.S. and U.K. with certain companies that have contracts to provide reinsurance to the Company. Details regarding the Company’s commitments, guarantees and contingencies are summarized in Notes 6 and 21 to SLF Inc.’s 2008 Consolidated Financial Statements.
The following table summarizes the Company’s significant financial liabilities and contractual obligations as at December 31, 2008.
Financial liabilities and contractual obligations

	Payments due by period
($ millions)	Total	Within 1 year	1–3 years	4–5 years	Over 5 years

Senior debentures and unsecured financing(1)	6,345	200	1,661	239	4,245
Subordinated debt(1)	4,061	154	307	1,375	2,225
Bond repurchase agreements and securities lending transactions	2,376	2,376	–	–	–
Accounts payable and accrued expenses	2,787	2,787	–	–	–
Borrowed funds(1)	435	66	158	145	66
General fund policyholder liabilities(2)	206,833	13,078	14,216	11,536	168,003

Total liabilities	222,837	18,661	16,342	13,295	174,539

Contractual commitments(3):
Contractual loan, equity and real estate	1,072	444	551	27	50
Operating leases	425	102	161	104	58

Total contractual commitments	1,497	546	712	131	108

(1)	Expected interest payments included.

(2)	General fund policyholder liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, amounts on deposits, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of policy liabilities. These amounts are undiscounted and do not reflect recoveries from reinsurance agreements. The actuarial and other policy liability amounts included in the 2008 SLF Inc.’s Consolidated Financial Statements are based on the present value of the estimated cash flows and are net of reinsured amounts. Due to the use of assumptions, actual cash flows will differ from these estimates.

(3)	Contractual commitments and operating lease commitments are not reported on the consolidated balance sheets.

Sun Life Financial Inc. | sunlife.com	55

Management’s discussion and analysis
Legal and regulatory proceedings
SLF Inc. and its subsidiaries are regularly involved in legal actions, both as a defendant and as a plaintiff. In addition, government and regulatory bodies in Canada, the United States, the United Kingdom and Asia, including federal, provincial and state, securities and insurance regulators in Canada, the United States and other jurisdictions, the SEC, the United States Financial Industry Regulatory Authority and state attorney generals in the United States, from time to time, make inquiries and require the production of information or conduct examinations concerning compliance by SLF Inc. and its subsidiaries with insurance, securities and other laws. Management does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the Company’s financial condition or results of operations.
Controls and procedures
DISCLOSURE CONTROLS AND PROCEDURES
The Company has established disclosure controls and procedures that are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO), the Executive Vice-President and Chief Financial Officer (CFO) and the Executive Vice-President and General Counsel, on a timely basis so that appropriate decisions can be made regarding public disclosure.
An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under rules adopted by the Canadian securities regulatory authorities and the SEC, as of December 31, 2008, was carried out under the supervision of and with the participation of the Company’s management, including the CEO and the CFO. Based on that evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2008.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with generally accepted accounting principles.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, and based on that assessment concluded that internal control over financial reporting was effective. See Management’s Report on Internal Control over Financial Reporting and the Report of Independent Registered Chartered Accountants in Sun Life Financial Inc.’s 2008 Consolidated Financial Statements.
No changes were made in the Company’s internal control over financial reporting during the year ended December 31, 2008 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

56	Sun Life Financial Inc. | Annual Report 2008

CONSOLIDATED FINANCIAL STATEMENTS
Financial reporting responsibilities
Management is responsible for preparing the Consolidated Financial Statements. This responsibility includes selecting appropriate accounting policies and making estimates and other judgments consistent with Canadian generally accepted accounting principles. It also includes ensuring the use of appropriate accounting policies and estimates in the disclosure of the information that was prepared following accounting principles generally accepted in the United States of America. The financial information presented elsewhere in the annual report to shareholders is consistent with these statements.
The Board of Directors (Board) oversees management’s responsibilities for financial reporting. An Audit Committee of non-management directors is appointed by the Board to review the Consolidated Financial Statements and report to the Board prior to their approval of the Consolidated Financial Statements for issuance to shareholders. Other key responsibilities of the Audit Committee include reviewing the Company’s existing internal control procedures and planned revisions to those procedures, and advising the Board on auditing matters and financial reporting issues.
Management is also responsible for maintaining systems of internal control that provide reasonable assurance that financial information is reliable, that all financial transactions are properly authorized, that assets are safeguarded, and that Sun Life Financial Inc. and its subsidiaries, collectively referred to as “the Company”, adhere to legislative and regulatory requirements. These systems include the communication of policies and the Company’s Code of Business Conduct throughout the organization. Internal controls are reviewed and evaluated by the Company’s internal auditors.
The Audit Committee also conducts such review and inquiry of management and the internal and external auditors as it deems necessary towards establishing that the Company is employing appropriate systems of internal control, is adhering to legislative and regulatory requirements and is applying the Company’s Code of Business Conduct. Both the internal and external auditors and the Appointed Actuary have full and unrestricted access to the Audit Committee, with and without the presence of management.
The Office of the Superintendent of Financial Institutions, Canada conducts periodic examinations of the Company. These examinations are designed to evaluate compliance with provisions of the Insurance Companies Act of Canada and to ensure that the interests of policyholders, depositors and the public are safeguarded. The Company’s foreign operations and foreign subsidiaries are examined by regulators in their local jurisdictions.
The Appointed Actuary, who is a member of management, is appointed by the Board to discharge the various actuarial responsibilities required under the Insurance Companies Act of Canada, and conducts the valuation of the Company’s actuarial liabilities. The role of the Appointed Actuary is described in more detail in Note 9 on page 90. The report of the Appointed Actuary appears on page 124.
The Company’s external auditors, Deloitte & Touche LLP, Independent Registered Chartered Accountants, conduct an independent audit of the Consolidated Financial Statements and meet separately with both management and the Audit Committee to discuss the results of their audit. The auditors’ report to the Board and shareholders appears on page 124.
Donald A. Stewart
Chief Executive Officer
Richard P. McKenney
Executive Vice-President and Chief Financial Officer
Toronto, February 11, 2009

Sun Life Financial Inc. | sunlife.com	57

Consolidated financial statements
Management’s report on internal control over financial reporting
Management of Sun Life Financial is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer (CEO) and the Executive Vice President and Chief Financial Officer (CFO) and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting, as defined under rules adopted by the Canadian securities regulatory authorities and the United States Securities and Exchange Commission, as of December 31, 2008, based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2008.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, has been audited by Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountants, who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2008. As stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on the Company’s internal control over financial reporting as of December 31, 2008.
Donald A. Stewart
Chief Executive Officer
Richard P. McKenney
Executive Vice-President and Chief Financial Officer
Toronto, February 11, 2009

58	Sun Life Financial Inc. | Annual Report 2008

Consolidated financial statements
Consolidated statements of operations

Years ended December 31 (in millions of Canadian dollars, except for per share amounts)	2008	2007	2006*

Revenue
Premium income:
Annuities	$3,592	$3,530	$5,380
Life insurance	5,928	6,010	6,168
Health insurance	4,067	3,584	3,061

	13,587	13,124	14,609

Net investment income (loss) (Note 5):
Change in fair value of held-for-trading assets	(7,399)	(1,558)
Income (loss) from derivative investments	(220)	86
Net gains (losses) on available-for-sale assets	(241)	101
Other net investment income	6,078	6,223	6,664
Gain on sale of equity investment (Note 3)	1,015	–	–

	(767)	4,852	6,664

Fee income	2,743	3,212	3,014

	15,563	21,188	24,287

Policy benefits and expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders	5,310	6,250	5,707
Annuity payments	1,380	1,398	1,388
Death and disability benefits	2,844	2,620	2,438
Health benefits	2,938	2,616	2,253
Policyholder dividends and interest on claims and deposits	1,303	1,360	1,109

	13,775	14,244	12,895
Net transfers to (from) segregated funds	539	952	835
Increase (decrease) in actuarial liabilities (Note 9)	(4,429)	(2,515)	2,525
Commissions	1,545	1,811	1,916
Operating expenses (Note 16)	3,003	3,260	3,028
Premium taxes	227	240	205
Interest expense (Notes 11, 12 and 13)	366	349	323

	15,026	18,341	21,727

Income before income taxes and non-controlling interests	537	2,847	2,560
Income taxes expense (benefit) (Note 19)	(343)	522	389
Non-controlling interests in net income of subsidiaries (Note 14)	23	35	27

Total net income	857	2,290	2,144
Less: Participating policyholders’ net income (loss)	2	2	7

Shareholders’ net income	855	2,288	2,137
Less: Preferred shareholder dividends	70	69	48

Common shareholders’ net income	$785	$2,219	$2,089

Average exchange rates:
U.S. dollars	1.07	1.07	1.13
U.K. pounds	1.96	2.15	2.09

Earnings per share
Basic	$1.40	$3.90	$3.62
Diluted	$1.37	$3.85	$3.58

Weighted average shares outstanding in millions (Note 17)
Basic	561	569	577
Diluted	562	572	580

*	The 2006 financial statements have not been restated as a result of the changes in accounting policies adopted in 2007 (Note 2).
The attached notes form part of these Consolidated Financial Statements.

Sun Life Financial Inc. | sunlife.com	59

Consolidated financial statements
Consolidated balance sheets

As at December 31 (in millions of Canadian dollars)	2008	2007

Assets
Bonds – held-for-trading (Note 6)	$48,458	$50,608
Bonds – available-for-sale (Note 6)	10,616	9,148
Mortgages and corporate loans (Note 6)	22,302	20,742
Stocks – held-for-trading (Note 6)	3,440	4,438
Stocks – available-for-sale (Note 6)	1,018	788
Real estate (Note 5)	4,908	4,303
Cash, cash equivalents and short-term securities	8,879	5,500
Derivative assets (Notes 5 and 6)	2,669	1,947
Policy loans and other invested assets	3,585	4,349
Other invested assets – held-for-trading (Note 6)	380	440
Other invested assets – available-for-sale (Note 6)	623	757

Invested assets	106,878	103,020
Goodwill (Note 7)	6,598	6,018
Intangible assets (Note 7)	878	775
Other assets (Note 8)	5,479	4,478

Total general fund assets	$119,833	$114,291

Segregated funds net assets	$65,762	$73,205

Liabilities and equity
Actuarial liabilities and other policy liabilities (Note 9)	$81,411	$79,830
Amounts on deposit	4,079	3,747
Deferred net realized gains (Note 5)	251	276
Senior debentures (Note 11)	3,013	3,014
Derivative liabilities (Notes 5 and 6)	3,219	638
Other liabilities (Note 12)	7,831	7,675

Total general fund liabilities	99,804	95,180
Subordinated debt (Note 13)	2,576	1,796
Non-controlling interests in subsidiaries (Note 14)	44	98
Total equity	17,409	17,217

Total general fund liabilities and equity	$119,833	$114,291

Segregated funds contract liabilities	$65,762	$73,205

Exchange rate at balance sheet date:
U.S. dollars	1.22	1.00
U.K. pounds	1.78	1.98

The attached notes form part of these Consolidated Financial Statements.
Approved on behalf of the Board of Directors,
Donald A. Stewart
Chief Executive Officer
Krystyna T. Hoeg
Director

60	Sun Life Financial Inc. | Annual Report 2008

Consolidated financial statements
Consolidated statements of equity

	Participating
Years ended December 31 (in millions of Canadian dollars)	policyholders	Shareholders	2008	2007	2006*

Preferred shares
Balance, beginning of year	$–	$1,495	$1,495	$1,250	$712
Preferred shares issued (Note 15)	–	–	–	250	550
Issuance costs, net of taxes (Note 15)	–	–	–	(5)	(12)

Balance, end of year	–	1,495	1,495	1,495	1,250

Common shares
Balance, beginning of year	–	7,033	7,033	7,082	7,173
Stock options exercised (Note 18)	–	10	10	66	73
Common shares purchased for cancellation (Note 15)	–	(60)	(60)	(115)	(164)

Balance, end of year	–	6,983	6,983	7,033	7,082

Contributed surplus
Balance, beginning of year	–	62	62	72	66
Stock-based compensation (Note 18)	–	58	58	1	18
Stock options exercised (Notes 15 and 18)	–	(2)	(2)	(11)	(12)

Balance, end of year	–	118	118	62	72

Retained earnings
Balance, beginning of year, as previously reported	109	11,282	11,391	10,117	9,095
Adjustment for change in accounting policy (Note 2)	–	–	–	192	–

Balance, beginning of year, after change in accounting policy	109	11,282	11,391	10,309	9,095
Net income	2	855	857	2,290	2,144
Dividends on common shares	–	(809)	(809)	(752)	(663)
Dividends on preferred shares	–	(70)	(70)	(69)	(48)
Common shares purchased for cancellation (Note 15)	–	(157)	(157)	(387)	(411)

Balance, end of year	111	11,101	11,212	11,391	10,117

Accumulated other comprehensive income (loss), net of taxes
Balance, beginning of year	(14)	(2,750)	(2,764)	(1,337)	(1,500)
Adjustment for change in accounting policy (Note 2)	–	–	–	359	–

Balance, beginning of year, after change in accounting policy	(14)	(2,750)	(2,764)	(978)	(1,500)
Total other comprehensive income (loss)	9	356	365	(1,786)	163

Balance, end of year	(5)	(2,394)	(2,399)	(2,764)	(1,337)

Total retained earnings and accumulated other comprehensive income	106	8,707	8,813	8,627	8,780

Total equity	$106	$17,303	$17,409	$17,217	$17,184

Accumulated other comprehensive income (loss), net of taxes
Balance, end of year, consists of:
Unrealized (losses) gains on available-for-sale assets	$–	$(1,429)	$(1,429)	$25	$–
Unrealized foreign currency translation (losses) gains, net of hedging activities	(5)	(1,044)	(1,049)	(2,821)	(1,337)
Unrealized gains (losses) on derivatives designated as cash flow hedges	–	79	79	32	–

Balance, end of year	$(5)	$(2,394)	$(2,399)	$(2,764)	$(1,337)

Consolidated statements of comprehensive income

Years ended December 31 (in millions of Canadian dollars)			2008	2007	2006*

Total net income			$857	$2,290	$2,144
Other comprehensive income (loss), net of taxes (Note 20):
Unrealized foreign currency translation gains (losses), excluding hedges			2,162	(1,781)	167
Unrealized foreign currency gains (losses), net investment hedges			(396)	282
Net adjustment for foreign exchange losses (gains) (Note 23)			6	3	(4)
Unrealized gains (losses) on available-for-sale assets			(1,653)	(238)
Reclassifications to net income for available-for-sale assets			199	(84)
Unrealized gains (losses) on cash flow hedging instruments			24	40
Reclassifications to net income for cash flow hedges			23	(8)

Total other comprehensive income (loss)			365	(1,786)	163

Total comprehensive income (loss)			1,222	504	2,307

Less: Participating policyholders’ net income (loss)			2	2	7
Participating policyholders’ foreign currency translation gains (losses), excluding hedges			9	(5)	–

Shareholders’ comprehensive income (loss)			$1,211	$507	$2,300

*	The 2006 financial statements have not been restated as a result of the changes in accounting policies adopted in 2007 (Note 2).

The attached notes form part of these Consolidated Financial Statements.

Sun Life Financial Inc. | sunlife.com	61

Consolidated financial statements
Consolidated statements of cash flows

Years ended December 31 (in millions of Canadian dollars)	2008	2007	2006*

Cash flows provided by (used in) operating activities
Total net income	$857	$2,290	$2,144
Items not affecting cash:
Increase (decrease) in actuarial and other policy-related liabilities	(4,392)	(2,328)	2,538
Unrealized (gains) losses on held-for-trading assets and derivatives Amortization of:	7,383	2,447
Net deferred realized and unrealized gains on investments	(136)	(121)	(751)
Deferred acquisition costs and intangible assets	74	89	137
Write-down of intangible asset	–	52	–
(Gain) loss on foreign exchange (Note 5)	22	(37)	14
Future income taxes	(489)	453	(335)
Provisions for losses (recoveries) on investments	4	2	(10)
Stock-based compensation (Note 18)	31	96	80
Accrued expenses and taxes	(424)	(109)	129
Investment income due and accrued	6	(7)	(6)
Other changes in other assets and liabilities	(560)	(649)	550
Gain on sale of equity investment (Note 3)	(1,015)	–	–
Realized (gains) losses on held-for-trading and available-for-sale assets	410	(1,065)	–
New mutual fund business acquisition costs capitalized	(56)	(69)	(66)
Redemption fees of mutual funds	22	24	45

Net cash provided by operating activities	1,737	1,068	4,469

Cash flows provided by (used in) financing activities
Borrowed funds	(17)	113	28
Issuance of senior financing (Note 12)	118	929	–
Collateral on senior financing (Note 12)	(258)	–	–
Issuance of senior debentures (Note 11)	–	250	1,000
Redemption of senior debentures (Note 11)	–	(727)	–
Issuance of subordinated debt (Note 13)	746	398	–
Redemption and maturity of subordinated debt (Note 13)	–	(28)	–
Issuance of preferred shares (Note 15)	–	250	550
Payments to underwriters (Note 15)	–	(9)	(18)
Issuance of common shares on exercise of stock options	8	55	61
Common shares purchased for cancellation (Note 15)	(217)	(502)	(575)
Dividends paid on common shares	(809)	(752)	(633)
Dividends paid on preferred shares	(70)	(69)	(57)

Net cash provided by (used in) financing activities	(499)	(92)	356

Cash flows provided by (used in) investing activities
Sales, maturities and repayments of:
Bonds	15,697	21,091	29,644
Mortgages and corporate loans	5,624	6,279	2,590
Stocks	1,715	3,456	1,572
Real estate	109	221	204
Purchases of:
Bonds	(15,706)	(20,896)	(31,104)
Mortgages and corporate loans	(5,746)	(7,159)	(3,938)
Stocks	(1,915)	(3,298)	(2,203)
Real estate	(320)	(628)	(523)
Policy loans	(162)	(69)	(87)
Short-term securities	215	(658)	1,120
Cash cost of acquisition (Note 3)	–	(725)	–
Cash and cash equivalents acquired on acquisition (Note 3)	–	132	–
Net cash from sale of equity investment (Note 3)	1,546	–	–
Other investments	723	244	78

Net cash provided by (used in) investing activities	1,780	(2,010)	(2,647)

Changes due to fluctuations in exchange rates	642	(299)	18

Increase (decrease) in cash and cash equivalents	3,660	(1,333)	2,196
Cash and cash equivalents, beginning of year	3,603	4,936	2,740

Cash and cash equivalents, end of year	7,263	3,603	4,936
Short-term securities, end of year	1,616	1,897	1,303

Cash, cash equivalents and short-term securities, end of year	$8,879	$5,500	$6,239

Supplementary information
Cash and cash equivalents:
Cash	$745	$399	$642
Cash equivalents	6,518	3,204	4,294

	$7,263	$3,603	$4,936

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$381	$319	$303

Income taxes, net of refunds	$467	$499	$567

*	The 2006 financial statements have not been restated as a result of the changes in accounting policies adopted in 2007 (Note 2).
The attached notes form part of these Consolidated Financial Statements.

62	Sun Life Financial Inc. | Annual Report 2008

Consolidated financial statements
Consolidated statements of changes in segregated funds net assets

Years ended December 31 (in millions of Canadian dollars)	2008	2007	2006

Additions to segregated funds
Deposits:
Annuities	$9,236	$9,921	$7,444
Life insurance	1,683	3,399	1,309

	10,919	13,320	8,753
Net transfers (to) from general funds	539	952	835
Net realized and unrealized (losses) gains	(17,772)	(210)	5,386
Other investment income	2,481	3,813	2,637

	(3,833)	17,875	17,611

Deductions from segregated funds
Payments to policyholders and their beneficiaries	7,843	8,793	7,910
Management fees	861	867	747
Taxes and other expenses	188	189	137
Effect of changes in currency exchange rates	(5,282)	5,610	(988)

	3,610	15,459	7,806

Net additions (reductions) to segregated funds for the year	(7,443)	2,416	9,805
Segregated funds net assets, beginning of year	73,205	70,789	60,984

Segregated funds net assets, end of year	$65,762	$73,205	$70,789

Consolidated statements of segregated funds net assets

As at December 31 (in millions of Canadian dollars)	2008	2007

Assets
Segregated and mutual fund units	$49,392	$58,185
Stocks	5,178	7,376
Bonds	9,771	7,868
Cash, cash equivalents and short-term securities	863	863
Real estate	153	202
Mortgages	43	38
Other assets	2,068	906

	67,468	75,438

Liabilities	1,706	2,233

Net assets attributable to segregated funds policyholders	$65,762	$73,205

Investments held within segregated funds are not impacted by the changes in accounting policies adopted in 2007 (Note 2).
The attached notes form part of these Consolidated Financial Statements.

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Notes to the Consolidated Financial Statements
(Amounts in millions of Canadian dollars except for per share amounts and where otherwise stated)
1. Accounting policies
DESCRIPTION OF BUSINESS
Sun Life Financial Inc. (SLF Inc.) is a publicly traded company and is the holding company of Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Global Investments Inc. Both SLF Inc. and Sun Life Assurance are incorporated under the Insurance Companies Act of Canada, and are regulated by the Office of the Superintendent of Financial Institutions, Canada (OSFI). SLF Inc. and its subsidiaries are collectively referred to as “Sun Life Financial” or “the Company”. The Company is an internationally diversified financial services organization providing savings, retirement and pension products, and life and health insurance to individuals and groups through its operations in Canada, the United States, the United Kingdom and Asia. The Company also operates mutual fund and investment management businesses, primarily in Canada, the United States and Asia.
BASIS OF PRESENTATION
The Company prepares its Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (GAAP).
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect:
•	the reported amounts of assets and liabilities at the date of the financial statements

•	the disclosure of contingent assets and liabilities at the date of the financial statements

•	the reported amounts of revenues, policy benefits and expenses during the reporting period.
Actual results could differ from those estimates.
A reconciliation of the impact on assets, liabilities, equity, comprehensive income and net income arising from differences between Canadian and U.S. GAAP is provided in Note 26.
The significant accounting policies used in the preparation of these Consolidated Financial Statements are summarized below.
BASIS OF CONSOLIDATION
The Consolidated Financial Statements of the Company reflect the assets and liabilities and results of operations of all subsidiaries and variable interest entities in which the Company is the primary beneficiary after intercompany balances and transactions have been eliminated. The purchase method is used to account for the acquisition of subsidiaries with the difference between the acquisition cost of a subsidiary and the fair value of the subsidiary’s net identifiable assets acquired recorded as goodwill. The equity method is used to account for other entities over which the Company is able to exercise significant influence. Investments in these other entities are reported in other invested assets in the consolidated balance sheets with the Company’s share of earnings reported in net investment income in the consolidated statements of operations and the Company’s share of other comprehensive income (OCI) in the consolidated statements of comprehensive income. The proportionate consolidation method is used to account for non-variable interest entity investments in which the Company exercises joint control, resulting in the consolidation of the Company’s proportionate share of assets, liabilities, income and expenses in the Consolidated Financial Statements.
BONDS-HELD-FOR-TRADING AND AVAILABLE-FOR-SALE
Bonds are designated as held-for-trading or available-for-sale and are carried at fair value. Generally, bonds supporting the Company’s actuarial liabilities are designated as held-for-trading. Changes in fair value of held-for-trading bonds are recorded to changes in fair value of held-for-trading assets in the consolidated statements of operations. Because the value of actuarial liabilities is determined by reference to the assets supporting those liabilities, changes in the actuarial liabilities offset a significant portion of the change in fair value of the assets, except for changes in the fair value of the assets that are due to other-than-temporary impairment. Bonds not supporting the Company’s actuarial liabilities are generally designated as available-for-sale. Changes in fair value of available-for-sale bonds are recorded to unrealized gains and (losses) in OCI.
Purchases and sales of bonds are recognized or derecognized on the consolidated balance sheets on their trade dates, the date that the Company commits to purchase or sell the bond. Transaction costs for bonds classified as held-for-trading are expensed immediately, while transaction costs for bonds classified as available-for-sale are capitalized on initial recognition and are recognized in income using the effective interest method.
Realized gains and losses on the sale of available-for-sale bonds are reclassified from accumulated OCI and recorded as net gains (losses) on available for sale assets on the consolidated statements of operations. Since held-for-trading bonds are measured at fair value, realized gains

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Notes to the consolidated financial statements
and losses are included with unrealized gains and losses in changes in fair value of held-for-trading assets in the consolidated statements of operations. Interest income earned on both held-for-trading and available-for-sale bonds is recorded as other net investment income on the consolidated statements of operations.
Bonds are tested for impairment on a quarterly basis. Objective evidence of impairment includes financial difficulty of the issuer, bankruptcy or defaults and delinquency in payments of interest or principal. Since held-for-trading bonds are recorded at fair value with changes in fair value recorded to income, any reduction in value of the asset due to impairment is already reflected in investment income. Impairment of held-for-trading bonds may impact the change in actuarial liabilities due to the impact of impairment on future cash flows. When there is objective evidence that an available-for-sale bond is impaired and the decline in value is considered other than temporary, the loss accumulated in OCI is reclassified to net gains (losses) on available-for-sale assets. Once an impairment loss is recorded to income, it is not reversed. Following impairment loss recognition, these assets will continue to be recorded at fair value with changes in fair value recorded to OCI, and tested for further impairment quarterly. Interest is no longer accrued and previous interest accruals are reversed.
For 2006, the Company followed a different accounting policy for bonds. Bonds were carried at amortized cost, net of allowances for losses and included corporate loans that did not meet the definition of a debt security under the current financial instrument standards. Realized gains and losses on the sales of bonds were deferred and amortized into net investment income on a constant yield basis over the remaining period to maturity. When a bond was classified as impaired, allowances for losses were established to adjust the carrying value of the asset to its net recoverable amount. Allowances for losses, and write-offs of specific investments net of recoveries, were charged against net investment income. Once the conditions causing the impairment improved and future payments were reasonably assured, allowances were reduced and the invested asset was no longer classified as impaired. Sectoral allowances were also established for classes of assets when there was concern about the ultimate collection of principal or interest.
MORTGAGES AND CORPORATE LOANS
Mortgages and corporate loans are accounted for at amortized cost using the effective interest method. Purchases and sales of mortgages and corporate loans are recognized or derecognized on the consolidated balance sheets on their trade dates, the date that the Company commits to purchase or sell the asset. Transaction costs on mortgages and corporate loans are capitalized on initial recognition and are recognized in income using the effective interest method.
Realized gains and losses on the sale of mortgages and corporate loans are recorded in other net investment income on the consolidated statements of operations. Interest income earned is recorded as other net investment income on the consolidated statements of operations.
Mortgages and corporate loans are classified as impaired when there is no longer assurance of the timely collection of the full amount of principal and interest. When an asset is classified as impaired, allowances for losses are established to adjust the carrying value of the asset to its net recoverable amount. Interest is no longer accrued and previous interest accruals are reversed. Allowances for losses, and write-offs of specific investments net of recoveries, are charged against net investment income. Once the conditions causing the impairment improve and future payments are reasonably assured, allowances are reduced and the invested asset is no longer classified as impaired. Sectoral allowances are also established for classes of assets when there is concern about the ultimate collection of principal or interest.
For 2006, the Company followed a different accounting policy for mortgages and corporate loans. Corporate loans were included with bonds and accounted for as described for bonds. Realized gains and losses on the sales of mortgages were deferred and amortized into net investment income on a constant yield basis over the remaining period to maturity.
STOCKS-HELD-FOR-TRADING AND AVAILABLE-FOR-SALE
Stocks are designated as held-for-trading or available-for-sale and are generally carried at fair value. Stocks that do not have a quoted market price in an active market and that are designated as available-for-sale are carried at cost. Generally, stocks supporting the Company’s actuarial liabilities are designated as held-for-trading. Changes in fair value of held-for-trading stocks are recorded to changes in fair value of held-for-trading assets in the consolidated statements of operations. Because the value of actuarial liabilities is determined by reference to the assets supporting those liabilities, changes in the actuarial liabilities offset a significant portion of the change in fair value of the assets, except for changes in the fair value of the assets that are due to other-than-temporary impairment. Stocks not supporting the Company’s actuarial liabilities are generally designated as available-for-sale. Changes in fair value of available-for-sale stocks are recorded to unrealized gains and (losses) in OCI.
Purchases and sales of stocks are recognized or derecognized on the consolidated balance sheets on their trade dates, the date that the Company commits to purchase or sell the stock.
Realized gains and losses on the sale of available-for-sale stocks are reclassified from accumulated OCI and recorded as net gains (losses) on available-for-sale assets on the consolidated statements of operations. Since held-for-trading stocks are measured at fair value, realized gains and losses are included with unrealized gains and losses in changes in fair value of held-for-trading assets in the consolidated statements of

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Notes to the consolidated financial statements
operations. Dividends received on both held-for-trading and available-for-sale stocks are recorded as other net investment income on the consolidated statements of operations.
Stocks are tested for impairment on a quarterly basis. Objective evidence of impairment for stocks includes a significant or prolonged decline in fair value of the stock below cost or changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying value will not recover. The accounting for other-than-temporarily impaired held-for-trading and available-for-sale stocks is the same as described previously for bonds.
For 2006, the Company followed a different accounting policy for stocks. Stocks were originally recorded at cost and the carrying value was adjusted towards fair value at 5% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales of stocks were deferred and amortized into net investment income at the rate of 5% of the unamortized balance each quarter. Impairment was tested on an entire portfolio basis and write-downs were recorded for any other than temporary decline in the aggregate value of the stock portfolio.
DERIVATIVE FINANCIAL INSTRUMENTS
Derivative financial instruments are required to be classified as held-for-trading unless designated as a hedge for accounting purposes. The Company is also required to identify derivatives embedded in other contracts unless the host contract is an insurance policy issued by the Company. Embedded derivatives identified are bifurcated from the host contract if the host contract is not already measured at fair value, with changes in fair value recorded to income (such as held-for-trading assets), if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract and if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. The Company chose a transition date of January 1, 2003 for embedded derivatives and, therefore, is only required to account separately for those embedded derivatives in hybrid instruments issued, acquired or substantially modified after that date.
All derivatives, including derivatives designated as hedges for accounting purposes and embedded derivatives, are recorded on the consolidated balance sheets at fair value. Derivatives with a positive fair value are recorded as derivative assets while derivatives with a negative fair value are recorded as derivative liabilities. The accounting for the changes in fair value of derivatives depends on whether or not they are designated as hedges for accounting purposes.
Derivatives not designated as accounting hedges (derivative investments) and embedded derivatives
Derivative investments are derivatives that have not been designated as hedges for accounting purposes. Derivative investments and embedded derivatives are recorded on the consolidated balance sheets at fair value with changes in fair value recorded to income (loss) from derivative investments in the consolidated statements of operations. Income earned on these derivatives, such as interest income, is also recorded to income (loss) from derivative investments.
Derivatives designated as hedges for accounting purposes
Hedge accounting is applied to certain derivatives to reduce income statement volatility. All derivatives designated as hedges for accounting purposes are documented at inception and hedge effectiveness is assessed on a quarterly basis. The accounting for the change in fair value of these derivatives depends on the type of hedge they are designated as for accounting purposes.
Fair value hedges
Certain interest rate swaps, cross currency swaps and equity forwards are designated as hedges of the interest rate, foreign currency or equity exposures associated with available-for-sale assets. Changes in fair value of the derivatives are recorded to other net investment income. The change in fair value of these available-for-sale assets related to the hedged risk is recorded in other net investment income. As a result, ineffectiveness, if any, is recognized in other net investment income. Interest income earned and paid on the available-for-sale assets and swaps in the fair value hedging relationships are recorded to other net investment income.
Cash flow hedges
Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans. The difference between the forward price and the spot price of these forwards is excluded from the assessment of hedge effectiveness and is recorded in other net investment income. Changes in fair value based on spot price changes are recorded to OCI, with the remaining changes in fair value recorded to other net investment income. A portion of the amount included in accumulated OCI related to these forwards is reclassified to operating expenses in the consolidated statements of operations as the liability is accrued for the stock-based compensation awards over the vesting period. All amounts recorded to or from OCI are net of related taxes.
Net investment hedges
The Company uses currency swaps and/or forwards to reduce foreign exchange fluctuations associated with certain foreign currency investment financing activities. Changes in fair value of these swaps and forwards, along with interest earned and paid on the swaps, are recorded to the foreign exchange gains and losses in OCI, offsetting the respective exchange gains or losses arising from the underlying

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Notes to the consolidated financial statements
investments. All amounts recorded to or from OCI are net of related taxes. If the hedging relationship is terminated, amounts deferred in accumulated OCI continue to be deferred until there is a reduction in the Company’s net investment in the hedged foreign operation resulting from a capital transaction, dilution or sale of all or part of the foreign operation.
For 2006, the Company followed a different accounting policy for derivative financial instruments. Most of the Company’s derivatives were accounted for as either fixed term portfolio investments at amortized cost or equity portfolio investments using a moving average market method such as was used for stocks. Generally, derivatives accounted for at amortized cost were off-balance sheet and the net receivables and payables were accrued to other assets or other liabilities with the net spread recorded to other investment income. Realized gains or losses associated with these derivatives were deferred and amortized to net investment income. Option premiums were deferred in other invested assets and amortized to net investment income over the term of the options. Certain equity derivative instruments that were used to manage exposure from stock-based compensation plans and stock market fluctuations in the actuarial liabilities were recorded at fair value in other invested assets or other liabilities, with changes in fair value recognized in other net investment income. Certain derivatives were designated as hedges for accounting purposes. All derivatives designated as hedges for accounting purposes were documented at inception and hedge effectiveness was assessed on a quarterly basis. Generally, the accounting for the derivatives designated as hedges for accounting purposes followed the accounting for the underlying hedged item. Embedded derivatives were not separately identified and accounted for.
REAL ESTATE
Real estate includes real estate held for investment and real estate held for sale.
Real estate held for investment: Real estate held for investment is originally recorded at cost. The carrying value is adjusted towards fair value at 3% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales are deferred and amortized into net investment income at the rate of 3% of the unamortized balance each quarter.
Fair value is determined for each property by qualified appraisers. Appraisals are obtained annually for high value properties and at least once every three years for other properties. The Company monitors the values of these properties to determine that, in aggregate, the carrying values used are not in excess of fair values and records a write-down for any other than temporary decline in the value of the portfolio.
Real estate held for sale: Properties held for sale are usually acquired through foreclosure. They are measured at fair value less the cost to sell. When the amount at which the foreclosed assets are initially measured is different from the carrying amount of the loan, again or loss is recorded at the time of foreclosure.
CASH, CASH EQUIVALENTS AND SHORT-TERM SECURITIES
Cash, cash equivalents and short-term securities are highly liquid investments. Cash equivalents have an original term to maturity of less than three months, while short-term securities have a term to maturity exceeding three months but less than one year. Effective January 1, 2007, cash equivalents and short-term securities are designated as held-for-trading and are recorded at fair value with changes in fair value reported in changes in fair value of held-for-trading assets on the consolidated statements of operations. In 2006, cash equivalents and short-term securities were carried at amortized cost.
POLICY LOANS AND OTHER INVESTED ASSETS
Policy loans are carried at their unpaid balance and are fully secured by the policy values on which the loans are made.
Policy loans and other invested assets on the consolidated balance sheets include investments accounted for by the equity method, leases and joint ventures.
OTHER INVESTED ASSETS – HELD-FOR-TRADING AND AVAILABLE-FOR-SALE
Other invested assets designated as held-for-trading are primarily investments in segregated funds and mutual funds. These assets are supporting the Company’s actuarial liabilities or are investments held within the non-insurance subsidiaries of the Company. Held-for-trading assets are reported on the consolidated balance sheets at fair value with changes in fair value reported as changes in fair value of held-for-trading assets in the consolidated statements of operations. Other invested assets designated as available-for-sale include investments in limited partnerships. These investments are accounted for at cost since these assets are not traded in an active market. Distributions received, such as dividends, are recorded to other net investment income. Other invested assets designated as available-for-sale also include investments in segregated funds and mutual funds, which are recorded at fair value with changes in fair value recognized in OCI.
DEFERRED ACQUISITION COSTS
Deferred acquisition costs arising on mutual fund sales are amortized over the periods of the related sales charges, which range from four to six years. Deferred acquisition costs arising on segregated funds are calculated and included in actuarial liabilities. Actuarial liabilities implicitly include deferred acquisition costs on insurance and annuity product sales.

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Notes to the consolidated financial statements
GOODWILL
Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets, and is not amortized. Goodwill is assessed for impairment annually by comparing the carrying values of the appropriate reporting units to their respective fair values. If any potential impairment is identified, it is quantified by comparing the carrying value of the respective goodwill to its fair value. Goodwill assessment may occur in between annual periods if events or circumstances occur that may result in the fair value of a reporting unit falling below its carrying amount.
INTANGIBLE ASSETS
Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years. Indefinite-life intangibles are not amortized and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite-life intangible assets to their fair values. If the carrying values of the indefinite-life intangibles exceed their fair values, these assets are considered impaired and a charge for impairment is recognized.
CAPITAL ASSETS
Furniture, computers, other equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of these assets, which generally range from 2 to 10 years.
SEGREGATED FUNDS
Segregated funds are lines of business in which the Company issues a contract where the benefit amount is directly linked to the fair value of the investments held in the particular segregated fund. Although the underlying assets are registered in the name of the Company and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the fund’s investment performance. In addition, certain individual contracts have guarantees from the Company. The Company derives fee income from segregated funds, which is included in fee income on the consolidated statements of operations. Changes in the Company’s interest in the segregated funds, including undistributed net investment income, are reflected in net investment income. Policyholder transfers between general funds and segregated funds are included in net transfers to segregated funds on the consolidated statements of operations.
Separate consolidated financial statements are provided for the segregated funds. Segregated fund assets are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by the Company. The investment results of the segregated funds are reflected directly in segregated fund liabilities. Deposits to segregated funds are reported as increases in segregated funds liabilities and are not reported as revenues in the consolidated statements of operations. Segregated fund assets may not be applied against liabilities that arise from any other business of the Company.
ACTUARIAL LIABILITIES AND OTHER POLICY LIABILITIES
Actuarial liabilities and other policy liabilities, including policy benefits payable and provision for policyholder dividends, are computed using generally accepted actuarial practice in accordance with the standards established by the Canadian Institute of Actuaries and the requirements of OSFI.
SENIOR DEBENTURES AND SUBORDINATED DEBT
Senior debentures and subordinated debt are recorded at amortized cost using the effective interest method. Transaction costs are recorded as part of the liability and are recognized in income using the effective interest method.
INCOME TAXES
The Company uses the asset and liability method of tax allocation. Under this method, the income tax expense consists of both an expense for current income taxes and an expense for future income taxes. Current income tax expense (benefit) represents the expected payable (receivable) resulting from the current year’s operations. Future income tax expense (benefit) represents the movement during the year in the cumulative temporary differences between the carrying value of the Company’s assets and liabilities on the balance sheet and their values for tax purposes. Future income tax liabilities and assets are calculated based on income tax rates and laws that, at the balance sheet date, are expected to apply when the liability or asset is realized, which are normally those enacted or considered substantively enacted at the consolidated balance sheet dates. Future income tax assets are recognized to the extent that they are more likely than not to be realized.
In determining the impact of taxes, the Company is required to comply with the standards of both the Canadian Institute of Actuaries and the Canadian Institute of Chartered Accountants (CICA). Actuarial standards require that the projected timing of all cash flows associated with policy liabilities, including income taxes, be included in the determination of actuarial liabilities under the Canadian asset liability method. The actuarial liabilities are first computed including all related income tax effects on a discounted basis, including the effects of temporary differences that have already occurred. Future income tax assets and/or liabilities arising from temporary differences that have already

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Notes to the consolidated financial statements
occurred are computed without discounting. The undiscounted future income tax assets and/or liabilities are reclassified from the actuarial liabilities to future income taxes on the balance sheets. The net result of this reclassification is to leave the discounting effect of the future income taxes in the actuarial liabilities.
PREMIUM AND FEE INCOME RECOGNITION
Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue. Fee income includes fund management fees, as well as mortality, policy administration and surrender charges on segregated funds, and is recognized on an accrual basis.
FOREIGN CURRENCY TRANSLATION
The Company’s exchange gains and losses arising from the conversion of its self-sustaining foreign operations are included in the unrealized foreign currency translation gains (losses) of the consolidated statements of comprehensive income. Revenues and expenses in foreign currencies, including amortized gains and losses on foreign investments, are translated into Canadian dollars at an average of the market exchange rates during the year. Assets and liabilities are translated into Canadian dollars at market exchange rates at the end of the year. The net translation adjustment is reported as part of accumulated other comprehensive income in the consolidated statements of equity.
A proportionate amount of the exchange gain or loss accumulated in other comprehensive income is reflected in net income when there is a reduction in the Company’s net investment in a foreign operation resulting from a capital transaction, dilution, or sale of all or part of the foreign operation.
PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS
A description of the Company’s pension and other post-retirement benefits is included in Note 22.
Defined benefit pension costs related to current services are charged to income as services are rendered. Based on management’s best estimate assumptions, actuarial valuations of the pension obligations are determined using the projected benefit method pro-rated on service. The estimated present value of post-retirement health care and life insurance benefits is charged to income over the employees’ years of service to the date of eligibility. For the purpose of calculating the expected returns on pension plan assets for most of the Canadian pension plans, a market-related asset value is used which recognizes asset gains and losses in a systematic and rational manner over a period of five years. For all other pension plans the fair value of plan assets is used to calculate the expected return on assets. Any transition adjustments, as well as future adjustments arising from plan amendments, are amortized to income over the average remaining service period of active employees expected to receive benefits under the plans. Only variations in actuarial estimates in excess of the greater of 10% of the plan assets or the benefit obligation at the beginning of the year are amortized.
STOCK-BASED COMPENSATION
A description of the Company’s stock-based compensation plans is included in Note 18.
Stock options granted to employees are accounted for using the fair value method. Under the fair value method, fair value of the stock options is estimated at the grant date and the total fair value of the options is amortized over the vesting periods as compensation expenses with an offset to contributed surplus in the consolidated statements of equity. For options that are forfeited before vesting, the compensation expense that has previously been recognized in operating expenses and contributed surplus is reversed. When options are exercised, new shares are issued, contributed surplus is reversed and the shares issued are credited to share capital in the consolidated statements of equity.
Other stock-based compensation plans are accounted for as liability awards. The liabilities for these plans are calculated based on the number of award units outstanding at the end of the reporting period. Each unit is equivalent in value to the fair market value of a common share of SLF Inc. The liabilities are accrued and expensed on a straight-line basis over the vesting periods. The liabilities are paid in cash at the end of the vesting period.
2. Changes in accounting policies
ADOPTED IN 2008
CAPITAL DISCLOSURES AND FINANCIAL INSTRUMENTS – DISCLOSURE AND PRESENTATION
On January 1, 2008, the Company adopted three new CICA Handbook Sections: Section 1535, Capital Disclosures; Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation. Section 1535 requires disclosure of an entity’s objectives, policies and processes for managing capital; information about what the entity regards as capital; whether the entity has complied with any capital requirements; and the consequences of not complying with these capital requirements. Sections 3862 and 3863 replace Handbook

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Notes to the consolidated financial statements
Section 3861, Financial Instruments – Disclosure and Presentation. Section 3863 carries forward unchanged the presentation requirements of Section 3861 while Section 3862 requires enhanced financial instrument disclosures focusing on disclosures related to the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new disclosures required are included in Notes 6 and 10 of these Consolidated Financial Statements.
INCOME STATEMENT PRESENTATION OF A TAX LOSS CARRYFORWARD RECOGNIZED FOLLOWING AN UNREALIZED GAIN RECORDED IN OTHER COMPREHENSIVE INCOME
In the third quarter of 2008, the Company adopted, on a retrospective basis, Emerging Issues Committee (EIC) 172, Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain Recorded in Other Comprehensive Income. This EIC requires that tax benefits from the recognition of tax loss carryforwards resulting from the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, be recognized in net income. The adoption of this EIC did not have a material impact on the Consolidated Financial Statements.
FINANCIAL INSTRUMENTS – RECOGNITION, MEASUREMENT, DISCLOSURE AND PRESENTATION
In the fourth quarter of 2008, the Company adopted the amendments to CICA Handbook Sections 3855, Financial Instruments – Recognition and Measurement, 3861, Financial Instruments – Disclosure and Presentation, and 3862, Financial Instruments – Disclosures. The amendments permit reclassification of financial assets in specified circumstances. Since the Company’s assets that were designated as held-for-trading upon adoption of Sections 3855, 3861 and 3862 are not permitted to be reclassified under the provisions of the amendments, the adoption of these amendments did not have a material impact on the Consolidated Financial Statements.
ADOPTED IN 2007
FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME:
A) Summary of the standards:
On January 1, 2007, the Company adopted CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement; CICA Handbook Section 3865, Hedges; CICA Handbook Section 1530, Comprehensive Income; and the amendments to CICA Handbook sections and accounting guidelines resulting from the issuance of these sections. Recognition, derecognition and measurement policies followed in prior years’ financial statements were not reversed and therefore, prior period financial statements have not been restated. Under these standards, all financial assets are classified as held-for-trading, held-to-maturity, loans and receivables, or available-for-sale, and all financial liabilities, other than actuarial liabilities, are classified as held-for-trading or other financial liabilities. Financial instruments classified as held-for-trading are measured at fair value with changes in fair value recognized in net income. Financial assets classified as held-to-maturity or as loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method. Available-for-sale financial assets are measured at fair value with changes in unrealized gains and losses recognized in OCI.
All derivative financial instruments are reported on the balance sheet at fair value. Changes in fair value are recognized in net income unless the derivative is part of a hedging relationship that qualifies as a cash flow hedge or hedge of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the derivative hedging instrument is recorded at fair value and the related gain or loss is recorded in net income. The carrying value of the hedged item is adjusted for the gain or loss on the hedged item attributable to the hedged risk and the adjustment to the carrying value of the hedged item attributable to the hedged risk is also recorded in net income. As a result, the change in the carrying value of the hedged item, to the extent that the hedging relationship is effective, offsets the change in the fair value of the derivative. In a cash flow hedging relationship, the hedge effective portion of the change in the fair value of the hedging derivative is recognized in OCI and the ineffective portion is recognized in net income.
The amounts recognized in accumulated OCI are reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In a hedge of a net investment in a self-sustaining foreign operation, the hedge effective portion of the gain or loss on the hedging instrument is recognized in OCI and the ineffective portion is recognized in net income.
The Company is also required to identify derivatives embedded in other contracts unless the host contract is an insurance policy issued by the Company. Embedded derivatives identified are bifurcated from the host contract if the host contract is not already measured at fair value, with changes in fair value recorded to income (such as held-for-trading assets), if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract and if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. Embedded derivatives are recorded at fair value, with changes in fair value of these embedded derivatives recorded to net income.
The Company is also required to present a statement of comprehensive income and its components, as well as the components of accumulated OCI, in its Consolidated Financial Statements. Comprehensive income includes both net income and OCI. Major components of OCI include changes in unrealized gains and losses of financial assets classified as available-for-sale, exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations, and the changes in fair value of effective cash flow hedges, and hedges of net investments in foreign operations.

70	Sun Life Financial Inc. | Annual Report 2008

Notes to the consolidated financial statements
CICA Handbook Section 4211, Life Insurance Enterprises – Specific Items, replaced CICA Handbook Section 4210 in 2007. The accounting requirements for life insurance portfolio investments in Handbook Section 4211 are only applied to investments in real estate, and are significantly unchanged from Section 4210. Other financial assets previously included as portfolio investments are required to follow the accounting requirements in the Handbook sections 3855, 3865 and 1530. As a result, realized gains and losses on financial instruments no longer covered by Section 4211 are not deferred and amortized into income but are recognized in net income as fair value changes (for assets designated as held-for-trading), or on the date of sale. This includes gains and losses on the sales of bonds, stocks, mortgages and derivatives. Investments held within segregated funds continue to follow the accounting requirements in Section 4211, which are unchanged from Section 4210.
B) Impact of adoption:
The accounting policies for the financial instruments and investments significantly impacted by the adoption of these Sections are described in detail in Note 1.
As a result of the adoption of these Sections, the Company recorded an increase to opening retained earnings on January 1, 2007 of $192. $186 was allocated to shareholders and $6 was allocated to participating policyholders. The adjustment to retained earnings is due to the recording of held-for-trading assets and derivatives at fair value, the reversal of deferred net realized gains, and an adjustment for the change in actuarial liabilities, all net of applicable income taxes. The actuarial liabilities are supported, in part, by assets that are designated as held-for-trading and derivatives that are not designated as hedges for accounting purposes. Because the value of the actuarial liabilities is determined by reference to the assets supporting those liabilities, changes in the actuarial liabilities offset a significant portion of the changes in fair value of those assets recorded to retained earnings on transition and in income subsequent to transition.
The Company also recorded an increase in opening OCI of $359 and reclassified the currency translation account of $(1,337) to OCI on January 1, 2007. The increase in opening OCI is due to the recording of available-for-sale assets at fair value and adjustments for cash flow and net investment hedges, all net of applicable income taxes. Assets designated as available-for-sale generally are not supporting actuarial liabilities.
FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
Goodwill and intangible assets
The CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Provisions concerning goodwill are unchanged from the standards included in the previous Section 3062. The provisions relating to intangible assets, including internally generated intangible assets, are incorporated from international financial reporting standards. The Company will adopt the new standards on January 1, 2009. The Company does not expect the adoption of this Section to have a material impact on the Consolidated Financial Statements.
International financial reporting standards (IFRS)
On April 7, 2008, the Canadian Accounting Standards Board (“AcSB”) released an Omnibus exposure draft entitled “Adopting IFRS in Canada”, which covers among other things, the incorporation of IFRS into the CICA Handbook. The exposure draft calls for Canadian publicly accountable entities to adopt IFRS for fiscal years beginning on or after January 1, 2011 with disclosure requirements beginning in 2008. As a result, IFRS will be adopted by the Company on January 1, 2011 and its first set of IFRS compliant financial statements will be for the quarter ending March 31, 2011. The IFRS accounting standard for insurance contracts, IFRS 4 – Phase II which deals with recognition and measurement is still under development. A discussion paper was published in May 2007 and an exposure draft is not expected until 2009 and the final standard is not expected before 2011. The Company is currently going through the assessment and evaluation phase of its IFRS implementation project to determine the effect on its processes, systems and financial statements upon adoption.
3. Acquisitions and disposals
ACQUISITIONS
On May 31, 2007, the Company acquired the U.S. group benefits business of Genworth Financial, Inc. (Genworth EBG Business) for $725. Genworth EBG Business results are included in 2007 income reported from June 1, 2007. Genworth EBG Business results and assets, including goodwill, are included in the SLF U.S. reportable segment in these Consolidated Financial Statements.
The acquired business complemented the Company’s existing U.S. group business platform and increased the Company’s market share across its U.S. group lines of business. The acquisition increased the Company’s access to markets, broadened its product and service offerings and strengthened its distribution platform. The acquired intangible asset is a distribution network of $71 which is subject to amortization on a straight-line basis over its projected economic life of 25 years. $315 of the goodwill was deductible for tax purposes.

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Notes to the consolidated financial statements
The acquisition is summarized below:

2007
Genworth EBG Business

Percentage of shares acquired	100%
Invested assets acquired	$977
Other assets acquired(1)	129

1,106

Actuarial liabilities and other policy liabilities acquired	654
Amounts on deposit acquired	49
Other liabilities acquired	38

$741

Net balance sheet assets acquired	$365

Consideration:
Cash cost of acquisition	$709
Transaction and other related costs	16

Total consideration	$725

Goodwill on acquisition	$360

Cash and cash equivalents acquired	$132

(1)	Other assets acquired includes $71 of intangible assets.
On June 22, 2007, the Company purchased approximately two million of additional trust units of CI Financial Income Fund for $66 in order to maintain its existing combined interest of 36.5% in CI Financial Income Fund and Canadian International LP (collectively, CI Financial). The Company’s interest in CI Financial had decreased slightly as a result of CI Financial’s purchase of Rockwater Capital Corporation. The purchase resulted in a $57 increase to goodwill and an $8 increase to intangible assets for equity accounting purposes.
In the fourth quarter of 2006, the Company increased its ownership interest in CI Financial by 0.74% by purchasing approximately two million units of CI Financial Income Fund for $55. The purchase resulted in a $36 increase to goodwill and a $16 increase to intangible assets for equity accounting purposes.
DISPOSALS
On December 12, 2008, the Company sold its 37% interest in CI Financial to the Bank of Nova Scotia in exchange for cash of $1,552, common shares with a fair value of $437 and preferred shares with a fair value of $250 for total proceeds of $2,239. The investment was accounted for by the equity method and had a carrying value of $1,218 as at the date of sale, which was included in policy loans and other invested assets on the consolidated balance sheets prior to the date of sale. The carrying value included goodwill of $377, indefinite-life intangible assets of $757 and finite-life intangible assets of $9. A pre-tax gain of $1,015, net of transaction costs of $6, was recorded in net investment income in the fourth quarter ($825 net of taxes).
On February 29, 2008, the Company sold Sun Life Retirement Services (U.S.), Inc., a 401(k) plan administration business in the United States, to Hartford Financial Services LLC. The sale is not material to these Consolidated Financial Statements.
On November 7, 2007, the Company sold the U.S. subsidiaries that comprise the Independent Financial Marketing Group (IFMG) business, to LPL Holdings, Inc. The sale is not material to these Consolidated Financial Statements.
4. Segmented information
The Company has five reportable segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. The Company’s revenues from these segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the results of the Company’s U.K. business unit, its Corporate Support operations, which includes active reinsurance and run-off reinsurance as well as investment income, expenses, capital and other items not allocated to the Company’s other business groups. Total net income in this category is shown net of certain expenses borne centrally.
Inter-segment transactions consist primarily of internal financing agreements. They are measured at fair values prevailing when the arrangements are negotiated. Inter-segment revenue for 2008 consists mainly of interest of $144 ($146 in 2007 and $281 in 2006) and fee income of $52 in 2008 ($79 in 2007 and $78 in 2006).
The results of the segments’ operations are discussed in the Management’s Discussion and Analysis. The results for Corporate for the year ended December 31, 2007 include the $43 write-down of intangible assets described in Note 7. The results for Corporate for 2008 include the

72	Sun Life Financial Inc. | Annual Report 2008

Notes to the consolidated financial statements
net of tax gain on the sale of CI Financial of $825. Results and the equity method carrying value of the investment asset in CI Financial were included in SLF Canada for 2008 and prior periods.
Results by segment for the years ended December 31

		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

2008
Revenue	$7,927	$3,817	$1,381	$498	$2,144	$(204)	$15,563
Change in actuarial liabilities	$(854)	$(2,920)	$–	$(444)	$(200)	$(11)	$(4,429)
Interest expenses	$181	$263	$2	$–	$64	$(144)	$366
Income taxes expense (benefit)	$435	$(648)	$133	$22	$(285)	$–	$(343)
Total net income (loss)	$647	$(1,016)	$194	$33	$999	$–	$857

2007
Revenue	$9,285	$7,830	$1,687	$977	$1,634	$(225)	$21,188
Change in actuarial liabilities	$180	$(2,336)	$–	$10	$(368)	$(1)	$(2,515)
Interest expenses	$173	$236	$3	$–	$84	$(147)	$349
Income taxes expense (benefit)	$200	$142	$185	$23	$(28)	$–	$522
Total net income	$1,049	$584	$281	$123	$253	$–	$2,290

2006
Revenue	$9,333	$10,465	$1,662	$1,022	$2,164	$(359)	$24,287
Change in actuarial liabilities	$524	$1,717	$–	$244	$40	$–	$2,525
Interest expenses	$134	$211	$5	$–	$199	$(226)	$323
Income taxes expense (benefit)	$262	$21	$150	$17	$(61)	$–	$389
Total net income	$1,001	$449	$234	$101	$359	$–	$2,144
Assets by segment as at December 31

		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

2008
General fund assets	$53,935	$45,746	$847	$6,274	$14,373	$(1,342)	$119,833
Segregated funds net assets	$32,333	$27,443	$–	$1,696	$4,290	$–	$65,762

2007
General fund assets	$55,497	$39,633	$945	$5,497	$13,967	$(1,248)	$114,291
Segregated funds net assets	$36,686	$27,741	$–	$1,936	$6,842	$–	$73,205
The following table shows revenue, net income (loss) and assets by country for Corporate:

	2008	2007	2006

Revenue:
United States	$580	$720	$618
United Kingdom	313	878	1,309
Canada	1,235	14	227
Other countries	16	22	10

Total revenue	$2,144	$1,634	$2,164

Total net income (loss):
United States	$(70)	$212	$190
United Kingdom	208	207	193
Canada	860	(153)	(17)
Other countries	1	(13)	(7)

Total net income (loss)	$999	$253	$359

Assets:
General funds:
United States	$3,647	$3,865	$4,715
United Kingdom	7,686	9,416	10,254
Canada	2,912	552	1,400
Other countries	128	134	147

Total general fund assets	$14,373	$13,967	$16,516

Segregated funds:
United Kingdom	$4,290	$6,842	$8,229

Total segregated funds net assets	$4,290	$6,842	$8,229

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Notes to the consolidated financial statements
5. Financial investments and related net investment income
The Company invests primarily in bonds, mortgages, stocks and real estate. The accounting policy for each type of financial investment is described in Note 1.
A) FAIR VALUE OF FINANCIAL INVESTMENTS
The carrying values and fair values of the Company’s invested assets are shown in the following table.

	2008			2007
	Carrying	Fair		Carrying	Fair
	value	value	Yield %	value	value	Yield %

Assets
Bonds – held-for-trading	$48,458	$48,458	5.90	$50,608	$50,608	5.89
Bonds – available-for-sale	10,616	10,616	5.50	9,148	9,148	5.62
Mortgages and corporate loans	22,302	22,485	5.99	20,742	21,046	6.18
Stocks – held-for-trading	3,440	3,440	2.57	4,438	4,438	2.64
Stocks – available-for-sale	1,018	1,020	3.19	788	788	3.57
Real estate	4,908	5,812	10.86	4,303	5,183	10.77
Policy loans	3,401	3,401	6.80	2,959	2,959	6.84
Cash, cash equivalents and short-term securities	8,879	8,879	n/a	5,500	5,500	n/a
Derivative assets	2,669	2,669	n/a	1,947	1,947	n/a
Other invested assets including held-for-trading and available-for-sale other invested assets	1,187	1,230	n/a	2,587	4,295	n/a

Total invested assets	$106,878	$108,010	5.80	$103,020	$105,912	6.01

Other invested assets include the Company’s investment in segregated funds, mutual funds, investments accounted for by the equity method, investments in limited partnerships and leases. Other invested assets for 2007 includes the Company’s investment in trust units and limited partnership units of CI Financial with a carrying value of $1,226 and fair value of $2,935. The Company sold its investment in CI Financial in the fourth quarter of 2008 as described in Note 3.
The preceding table includes only derivative financial instruments that have a positive fair value and are, therefore, recorded as assets on the consolidated balance sheets. Derivative liabilities with a fair value of $3,219 ($638 in 2007) are also included on the consolidated balance sheets.
i) Fair value methodology and assumptions
The fair value of publicly traded fixed maturity and equity securities is determined using quoted market bid prices in active markets that are readily and regularly obtainable, when available. When quoted prices in active markets are not available, the determination of fair value is based on market standard valuation methodologies, which include matrix pricing, consensus pricing from various broker dealers that are typically the market makers, discounted cash flows, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are primarily using observable market inputs, which include, but are not limited to, benchmark yields, issuer spreads, reported trades of identical or similar instruments and prepayment speeds. Prices obtained from independent pricing services are validated through back-testing to trade data, comparison to observable market inputs or other economic indicators, and other qualitative analysis to ensure that the fair value is reasonable. For fair value that is based solely on non-binding broker quotes that cannot be validated to observable market data, the Company typically considers the fair value to be based on unobservable market inputs, due to a general lack of transparency in the process that the brokers use to develop the prices. The changes in fair value of assets with unobservable market inputs backing actuarial liabilities are expected to be largely offset by changes in those liabilities. Stocks that do not have a quoted market price on an active market and are designated as available-for-sale are reported at cost and are not material to these Consolidated Financial Statements.
The fair value of non-publicly traded bonds is determined using a discounted cash flow approach that includes provisions for credit risk, liquidity premium, and the expected maturities of the securities. The valuation techniques used are primarily based on observable market prices or rates.
The fair value of derivative financial instruments depends upon the type of derivative, and is determined primarily using observable market inputs. Fair value of exchange-traded futures are based on the quoted market prices, while fair value of interest rate and cross-currency swaps and forward contracts are determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair value of common stock index swaps and options are determined using the value of underlying securities or indices and option pricing models using index prices, projected dividends and volatility surfaces.
Fair value of mortgages and corporate loans is determined by discounting the expected future cash flows using current market interest rates with similar credit risks and terms to maturity.

74	Sun Life Financial Inc. | Annual Report 2008

Notes to the consolidated financial statements
Fair value of real estate is determined by external appraisals, using expected future net cash flows discounted at current market interest rates.
Fair values of policy loans and cash are assumed to be equal to their carrying values, due to their nature. Fair values of cash equivalents and short-term securities are based on market yields. The fair values of other invested assets are determined by reference to quoted market prices.
ii) Yield calculation
Yield for all assets, excluding real estate, is calculated based on total net interest, dividend or other investment income divided by the total average amortized cost or cost of the assets, which includes accrued investment income. The yield for real estate was calculated the same as for other assets except that it is based on the average carrying value which includes deferred net realized gains.
B) REAL ESTATE INVESTMENTS
The carrying value of real estate by geographic location is as follows:

	2008	2007

Canada	$3,090	$2,828
United States	1,546	1,168
United Kingdom	271	306
Other	1	1

Total real estate	$4,908	$4,303

Real estate includes real estate held for investment and real estate held for sale, as described in Note 1. The carrying value and fair value of real estate in each of these categories is shown in the table below.

	2008		2007
	Carrying	Fair	Carrying	Fair
	value	value	value	value

Real estate held for investment	$4,898	$5,802	$4,295	$5,175
Real estate held for sale	10	10	8	8

Total real estate	$4,908	$5,812	$4,303	$5,183

The carrying value of real estate that was non-income producing for the preceding 12 months was $151 in 2008 ($87 in 2007).
Deferred net realized gains are realized gains and losses which have not yet been recognized in income. The changes in deferred net realized gains for real estate are shown in the following table.

	2008	2007

Balance, January 1	$276	$255
Net realized gains for the year	12	76
Amortization of deferred net realized gains	(33)	(36)
Effect of changes in currency exchange rates	(4)	(19)

Balance, December 31	$251	$276

Amortization of deferred net realized gains on real estate for 2006 recorded to income was $28.
C) DEFERRED NET REALIZED GAINS
In 2006 realized gains on bonds, stocks, mortgages and derivatives were deferred and amortized to income as described in Note 1. Gains on sales of real estate continue to be deferred and amortized and these deferred gains are included in section B of this note. The amortization of deferred net realized gains recorded to income in 2006 related to bonds, stocks, mortgages and derivatives was $549.
D) NET INVESTMENT INCOME
Changes in fair value of held-for-trading assets recorded to net income for the years ended December 31 consists of the following:

	2008	2007

Bonds	$(5,852)	$(1,691)
Stocks	(1,432)	103
Other invested assets	(122)	33
Cash equivalents and short-term securities	7	(3)

Total changes in fair value of held-for-trading assets	$(7,399)	$(1,558)

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Notes to the consolidated financial statements
Income from derivative investments consists of income from derivatives that are not classified as hedges for accounting purposes. Income from derivative investments on the consolidated statement of operations for the years ended December 31, consists of the following:

	2008	2007

Changes in fair value	$(154)	$75
Interest income	(70)	10
Other income	4	1

Total income from derivative investments	$(220)	$86

Other net investment income has the following components:

	2008	2007	2006

Interest income:
Bonds			$3,874
Held-for-trading bonds	$3,006	$3,091
Available-for-sale bonds	580	531
Mortgages and corporate loans	1,291	1,286	930
Policy loans	216	212	203
Cash, cash equivalents and short-term securities	147	231	170

Interest income	5,240	5,351	5,177
Dividends from stocks			103
Dividends on held-for-trading stocks	117	103
Dividends on available-for-sale stocks	24	23
Real estate income (net)(1)	332	300	260
Amortization of deferred net realized gains and unrealized gains and losses	136	121	751
Derivative realized and unrealized gains and losses(2)			116
Foreign exchange gains (losses)	(22)	37	(14)
Other income(3)	354	377	359
Investment expenses and taxes	(103)	(89)	(88)

Total other net investment income	$6,078	$6,223	$6,664

(1)	Includes operating lease rental income of $293 ($242 and $223, in 2007 and 2006, respectively).

(2)	Consists of realized and unrealized gains on derivatives that are reported at fair value in 2006. Additional derivative gains of $31 in 2006 are included in other items (net).

(3)	Includes equity income from CI Financial of $190 in 2008 ($228 in 2007, and $167 in 2006).
E) DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES
The fair values of derivative financial instruments by major class of derivative as at December 31 are shown in the following table.

	2008		2007
	Fair value		Fair value
	Positive	Negative	Positive	Negative

Interest rate contracts	$1,801	$(2,135)	$286	$(555)
Foreign exchange contracts	487	(917)	1,281	(42)
Other contracts	381	(167)	380	(41)

Total derivatives	$2,669	$(3,219)	$1,947	$(638)

The following table presents the fair values of derivative assets and liabilities categorized by derivatives designated as hedges for accounting purposes and those not designated as hedges as at December 31.

	2008			2007
	Total notional	Fair value		Total notional	Fair value
	amount	Positive	Negative	amount	Positive	Negative

Derivative investments(1)	$44,453	$2,377	$(2,479)	$37,074	$1,216	$(611)
Fair value hedges	2,983	–	(504)	2,577	237	(7)
Cash flow hedges	82	–	(37)	77	10	–
Net investment hedges	3,278	292	(199)	2,914	484	(20)

Total	$50,796	$2,669	$(3,219)	$42,642	$1,947	$(638)

(1)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.

76	Sun Life Financial Inc. | Annual Report 2008

Notes to the consolidated financial statements
Additional information on the derivatives designated as hedges for accounting purposes is included in the following sections.
i) Fair value hedges
The Company recorded a charge of $4 to income as hedge ineffectiveness for fair value hedges in other net investment income for the year ended December 31, 2008 ($14 to income for the year ended December 31, 2007).
During the third quarter of 2008, certain cross currency interest rate swaps designated as fair value hedging instruments were settled and the hedging relationships terminated as a result of the other-than-temporary impairment of the hedged available-for-sale bonds as described in Note 6Aiv).
ii) Cash flow hedges
Cash flow hedges include equity forwards hedging the variation in the cash flows associated with the anticipated payments under certain stock-based compensation plans expected to occur in 2009, 2010 and 2011. The amounts included in accumulated OCI related to these derivatives are reclassified to net income as the liability is accrued for the stock-based compensation plan over the vesting period. The amount excluded from hedge effectiveness assessment for cash flow hedges and recorded as a charge to other net investment income for 2008 was $6 for cash flow hedges (a charge of $3 in 2007). The Company expects to reclassify losses of $5 from accumulated OCI to net income within the next 12 months.
F) SECURITIES LENDING
The Company engages in securities lending to generate additional income. Certain securities from its portfolio are loaned to other institutions for short periods. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to the Company. The fair value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair values fluctuate. Certain arrangements allow the Company to invest the cash collateral received for the securities loaned. It is the Company’s practice to obtain a guarantee from the lending agent against counterparty default, including non-cash collateral deficiency. As at December 31, 2008, the Company had loaned securities (which are included in invested assets) with a carrying value and fair value of approximately $889 ($2,065 in 2007).
G) ASSET SECURITIZATIONS
In prior years, the Company sold commercial mortgages to a trust, which subsequently issued securities backed by the commercial mortgages. The Company was retained to service and administer the mortgages and also retained a subordinated investment interest in the issued securities.
As at December 31, the key assumptions used in the discounted cash flow models to determine the fair value of retained interest amounts are as follows:

	2008	2007

Carrying value of retained interests	$70	$91
Fair value of retained interests	$70	$91
Weighted average remaining life (in years)	1.49–11.29	1.14–14.2
Discount rate	2.5%–12.5%	2.5%–12.5%
Anticipated credit losses	0.5%	0.5%
The sensitivity to a 10% and 20% adverse change in key assumptions did not have a material impact on the above fair values.
The following table summarizes certain cash flows received from securitization trusts in 2008, 2007 and 2006:

	2008	2007	2006

	Mortgages	Mortgages	Mortgages

Cash flows received on retained interests and servicing fees	$12	$14	$18
6. Financial instrument risk management
The Company’s enterprise-wide risk management framework includes policies, risk tolerance limits and worldwide practices for risk management. It provides oversight for the risk management activities within the Company’s business segments. The Company has enterprise-wide consolidated risk management policies, which provide a consistent approach to measurement, mitigation and control, and monitoring of risk exposures. The Company has a formal risk identification program whereby each business group identifies the current key risks that may impact its business. Exposures to these risks are assessed on a qualitative and quantitative basis. Risk control programs are documented and action plans are established for mitigating the exposures. The Company then identifies the key risks that may materially impact the organization as a whole. These risks are monitored by senior management and reported to the Company’s Risk Review Committee on an annual basis. Further details of the risk management programs can be found in the Management’s Discussion and Analysis.

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Notes to the consolidated financial statements
The Company uses derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies for permissible investments. The Company does not engage in speculative investment in derivatives. The gap in market sensitivities or exposures between liabilities and supporting assets is monitored and managed within defined tolerance limits by, where appropriate, the use of derivative instruments. Models and techniques are used by the Company to measure the continuing effectiveness of its risk management strategies.
The significant risks related to financial instruments are credit risk, liquidity risk and market risk (currency, interest rate and equity). The following sections describe how the Company manages each of these risks.
A) CREDIT RISK
Credit risk is the risk of financial loss resulting from the failure of debtors to make payments of interest and/or principal when due. The Company mitigates credit risk through detailed credit and underwriting policies and comprehensive due diligence and credit analyses.
i) Maximum exposure to credit risk
The Company’s maximum credit exposure related to financial instruments is summarized in the following table. Maximum credit exposure is the carrying value of the asset net of any allowances for losses.

	2008	2007

Cash, cash equivalents and short-term securities	$8,879	$5,500
Held-for-trading bonds(1)	48,458	50,608
Available-for-sale bonds	10,616	9,148
Mortgages	16,267	15,468
Corporate loans	6,035	5,274
Derivative assets(2)	2,669	1,947
Other financial assets(3)	2,704	2,722

Total balance sheet maximum credit exposure	$95,628	$90,667

Off-balance sheet items
Loan commitments(4)	$659	$1,332
Guarantees	51	98

Total off-balance sheet items	$710	$1,430

(1)	In addition to the carrying value, credit exposure may be increased to the extent that the amounts recovered from default are insufficient to satisfy the actuarial liability cash flows that the assets are intended to support.

(2)	The positive market value is used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.

(3)	Other financial assets include accounts receivable and investment income due and accrued as shown in Note 8.

(4)	Loan commitments include commitments to extend credit under commercial and residential mortgage loans and private bonds. Private bond commitments contain provisions that allow for withdrawal of the commitment if there is a deterioration in the credit quality of the borrower.
Collateral held and other credit enhancements
During the normal course of business, the Company invests in financial assets secured by real estate properties, pools of financial assets, third-party financial guarantees, credit insurance and other arrangements. In the case of derivatives, collateral is collected from the counterparty to mitigate the credit exposure according to the Credit Support Annex (CSA), which forms part of the International Swaps and Derivatives Association’s (ISDA) Master Agreement. It is the Company’s common practice to execute a CSA in conjunction with an ISDA Master Agreement.
As at December 31, 2008, the Company held collateral assets with a fair value of $1,098 ($740 as at December 31, 2007) under certain derivative contracts and is usually permitted to sell or re-pledge this collateral. The Company has not sold or re-pledged any collateral. The assets pledged are primarily cash, US Treasuries, and other government securities. The terms and conditions related to the use of the collateral are consistent with industry practice.
ii) Concentration risk
Concentrations of credit risk arise from exposures to a single debtor, a group of related debtors or groups of debtors that have similar credit risk characteristics, such as groups of debtors in the same economic or geographic regions or in similar industries. The financial instrument issuers have similar economic characteristics so that their ability to meet contractual obligations may be impacted similarly by changes in the economic or political conditions. The Company mitigates this risk through setting counterparty exposure limits and diversification requirements. The Company maintains policies which set limits, based on consolidated equity, to the credit exposure for investments in any single issuer and in any associated group of issuers. Exceptions exist for investments in securities which are issued or guaranteed by the Government of Canada, United States or United Kingdom and issuers for which the Board has granted specific approval. Mortgage loans are collateralized by the related property, and generally do not exceed 75% of the value of the property at the time the original loan is made. It is the Company’s policy to diversify all investment portfolios. The Company’s mortgages and corporate loans are diversified by type and location and, for mortgage loans, by borrower.

78	Sun Life Financial Inc. | Annual Report 2008

Notes to the consolidated financial statements
The following tables provide details of the bonds, mortgages and corporate loans held as at December 31 by issuer country, geographic location and industry sector where applicable.
The carrying value of bonds by issuer country as at December 31 is shown in the following table.

	2008			2007
	Held-for-trading	Available-for-	Total	Held-for-trading	Available-for-	Total
	bonds	sale bonds	bonds	bonds	sale bonds	bonds

Canada	$18,184	$1,380	$19,564	$18,457	$1,567	$20,024
United States	19,533	7,270	26,803	20,452	5,865	26,317
United Kingdom	4,397	597	4,994	5,704	600	6,304
Other	6,344	1,369	7,713	5,995	1,116	7,111

Total bonds	$48,458	$10,616	$59,074	$50,608	$9,148	$59,756

The carrying value of bonds by issuer and industry sector as at December 31 is shown in the following table.

	2008			2007
	Held-for-trading	Available-for-		Held-for-trading	Available-for-
	bonds	sale bonds	Total	bonds	sale bonds	Total

Bonds issued or guaranteed by:
Canadian federal government	$2,354	$489	$2,843	$2,320	$567	$2,887
Canadian provincial and municipal governments	6,064	262	6,326	5,849	336	6,185
U.S. Treasury and other U.S. agencies	1,462	571	2,033	1,055	372	1,427
Other foreign governments	3,295	467	3,762	3,195	521	3,716

Total government issued or guaranteed bonds	13,175	1,789	14,964	12,419	1,796	14,215
Corporate bonds by industry sector:
Financials	11,606	3,926	15,532	13,062	3,497	16,559
Utilities and energy	7,447	929	8,376	7,475	752	8,227
Telecom	2,329	885	3,214	2,136	666	2,802
Consumer staples and discretionary	5,429	1,374	6,803	5,185	952	6,137
Industrials	2,510	495	3,005	2,665	374	3,039
Other	1,641	451	2,092	1,730	429	2,159

Total corporate	30,962	8,060	39,022	32,253	6,670	38,923
Asset-backed securities	4,321	767	5,088	5,936	682	6,618

Total bonds	$48,458	$10,616	$59,074	$50,608	$9,148	$59,756

The carrying value of mortgages and corporate loans by geographic location as at December 31 are shown in the following tables. The carrying value of mortgages split into residential and non-residential mortgages is also included. Residential mortgages include mortgages for both single and multiple family dwellings.

	2008
					Total
	Mortgages			Corporate	mortgages and
	Non-residential	Residential	Total	loans	corporate loans

Canada	$5,896	$2,620	$8,516	$5,518	$14,034
United States	7,338	342	7,680	254	7,934
United Kingdom	71	–	71	–	71
Other	–	–	–	263	263

Total mortgages and corporate loans	$13,305	$2,962	$16,267	$6,035	$22,302

	2007
					Total
	Mortgages			Corporate	mortgages and
	Non-residential	Residential	Total	loans	corporate loans

Canada	$6,382	$2,723	$9,105	$4,818	$13,923
United States	6,005	274	6,279	258	6,537
United Kingdom	84	–	84	–	84
Other	–	–	–	198	198

Total mortgages	$12,471	$2,997	$15,468	$5,274	$20,742

Sun Life Financial Inc. | sunlife.com	79

Notes to the consolidated financial statements
iii) Contractual maturities of bonds, mortgages, corporate loans and derivatives
The contractual maturities of bonds as at December 31, 2008, are shown in the table below. Bonds that are not due at a single maturity date are included in the table in the year of final maturity. Actual maturities could differ from contractual maturities because of the borrower’s right to call or extend or right to prepay obligations, with or without prepayment penalties.

	2008
	Held-for-trading	Available-for-	Total
	bonds	sale bonds	bonds

Due in 1 year or less	$2,920	$1,043	$3,963
Due in years 2–5	12,253	2,874	15,127
Due in years 6–10	10,897	2,869	13,766
Due after 10 years	22,388	3,830	26,218

Total bonds	$48,458	$10,616	$59,074

As at December 31, 2008, the carrying value of scheduled mortgage and corporate loan maturities, before allowances for losses, are as follows.

		Corporate
	Mortgages	loans	Total

2009	$1,360	$661	$2,021
2010	991	380	1,371
2011	1,275	608	1,883
2012	846	553	1,399
2013	1,141	945	2,086
Thereafter	10,667	2,898	13,565

Total mortgages and corporate loans, before allowances for losses	$16,280	$6,045	$22,325

Notional amounts of derivative financial instruments are the basis for calculating payments and are generally not the actual amounts exchanged. The following table provides the notional amounts of derivative instruments outstanding as at December 31 by type of derivative and term to maturity:

	2008				2007
	Term to maturity				Term to maturity

	Under	1 to	Over		Under	1 to	Over
	1 Year	5 Years	5 Years	Total	1 Year	5 Years	5 Years	Total

Over-the-counter contracts:
Interest rate contracts:
Swap contracts	$1,724	$10,846	$14,567	$27,137	$625	$7,453	$12,116	$20,194
Options purchased	682	669	2,249	3,600	60	283	1,841	2,184
Foreign exchange contracts:
Forward contracts	1,786	77	–	1,863	1,849	105	–	1,954
Swap contracts	191	3,821	5,123	9,135	222	3,157	5,351	8,730
Other contracts:
Options purchased	1,543	1,500	6	3,049	2,245	3,814	49	6,108
Options written	–	1,132	–	1,132	–	–	–	–
Forward contracts	79	59	–	138	648	53	–	701
Swap contracts	150	101	–	251	230	95	13	338
Credit derivatives	–	12	134	146	–	–	90	90
Exchange-traded contracts:
Interest rate contracts:
Futures contracts	1,697	45	–	1,742	1,182	85	–	1,267
Foreign exchange contracts:
Futures contracts	323	–	–	323	34	–	–	34
Other contracts:
Futures contracts	2,280	–	–	2,280	1,042	–	–	1,042

Total notional amount	$10,455	$18,262	$22,079	$50,796	$8,137	$15,045	$19,460	$42,642

The following table provides the fair value of derivative instruments outstanding as at December 31 by term to maturity:

	2008				2007
	Term to maturity				Term to maturity

	Under	1 to	Over		Under	1 to	Over
	1 Year	5 Years	5 Years	Total	1 Year	5 Years	5 Years	Total

Total asset derivatives	$285	$886	$1,498	$2,669	$202	$1,034	$711	$1,947
Total liability derivatives	$(73)	$(933)	$(2,213)	$(3,219)	$(54)	$(101)	$(483)	$(638)

80	Sun Life Financial Inc. | Annual Report 2008

Notes to the consolidated financial statements
iv) Asset quality
The Company’s accounting policies for the recording and assessing of impairment are described in Note 1. Details concerning the credit quality of financial instruments held and considered impaired or temporarily impaired as at the current balance sheet date are described in the following sections.
Bonds by credit rating
Investment grade bonds are those rated BBB and above. The Company’s bond portfolio was 97.0% (97.6% in 2007) investment grade based on carrying value. The carrying value of bonds by rating is shown in the following table.

	2008			2007
	Held-for-trading	Available-for-	Held-for-trading		Available-for-
	bonds	sale bonds	Total	bonds	sale bonds	Total

Bonds by credit rating(1):
AAA	$9,119	$2,494	$11,613	$9,896	$2,214	$12,110
AA	9,183	1,635	10,818	9,567	1,501	11,068
A	14,805	3,326	18,131	15,443	2,538	17,981
BBB	13,826	2,893	16,719	14,382	2,773	17,155
BB and lower	1,525	268	1,793	1,320	122	1,442

Total bonds	$48,458	$10,616	$59,074	$50,608	$9,148	$59,756

(1)	Local currency denominated sovereign debts of certain developing countries, used in backing the local liabilities, have been classified as investment grade.
Derivative financial instruments by counterparty credit rating
Derivative instruments are either exchange-traded or over-the-counter contracts negotiated between counterparties. Since counterparty failure in an over-the-counter derivative transaction could render it ineffective for hedging purposes, the Company generally transacts its derivative contracts with counterparties rated AA or better. In limited circumstances, the Company will enter into transactions with lower rated counterparties if credit enhancement features are included. As at December 31, 2008, the Company had assets of $864 ($183 in 2007) pledged as collateral for derivative contracts. The assets pledged are cash, cash equivalents and short-term securities.
The following tables show the derivative financial instruments with a positive fair value as at December 31, split by counterparty credit rating.

	2008
	Gross positive	Impact of	Net
	replacement	master netting	replacement
	cost(1)	agreements(2)	cost(3)

Over-the-counter contracts:
AAA	$120	$(4)	$116
AA	865	(330)	535
A	1,666	(780)	886
Exchange-traded	18	(5)	13

Total	$2,669	$(1,119)	$1,550

	2007
	Gross positive	Impact of	Net
	replacement	master netting	replacement
	cost(1)	agreements(2)	cost(3)

Over-the-counter contracts:
AAA	$260	$(10)	$250
AA	1,407	(216)	1,191
A	272	(79)	193
Exchange-traded	8	–	8

Total	$1,947	$(305)	$1,642

(1)	Used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.

(2)	The credit risk associated with derivative assets subject to master netting arrangements is reduced by derivative liabilities due to the same counterparty in the event of default. The Company’s overall exposure to credit risk reduced through master netting arrangements may change substantially following the reporting date as the exposure is affected by each transaction subject to the arrangement.

(3)	Gross positive replacement cost after netting agreements.

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Notes to the consolidated financial statements
Mortgages and corporate loans past due or impaired
The distribution of mortgages and corporate loans by credit quality as at December 31 is shown in the following tables.

	2008
	Gross carrying value			Allowance for losses
		Corporate			Corporate
	Mortgages	loans	Total	Mortgages	loans	Total

Not past due	$16,171	$5,946	$22,117	$–	$–	$–
Past due:
Past due less than 90 days	17	17	34	–	–	–
Past due 90 to 179 days	–	14	14	–	–	–
Past due 180 days or more	1	9	10	–	–	–
Impaired	91	59	150	13	10	23

Balance, December 31	$16,280	$6,045	$22,325	$13	$10	$23

	2007
	Gross carrying value			Allowance for losses
		Corporate			Corporate
	Mortgages	loans	Total	Mortgages	loans	Total

Not past due	$15,400	$5,200	$20,600	$7	$–	$7
Past due:
Past due less than 90 days	58	33	91	–	–	–
Past due 90 to 179 days	1	3	4	–	–	–
Impaired	26	52	78	10	14	24

Balance, December 31	$15,485	$5,288	$20,773	$17	$14	$31

Impaired mortgages and corporate loans of $19 as at December 31, 2008 ($4 of impaired mortgages as at December 31, 2007) do not have an allowance for losses because, at a minimum, either the fair value of the collateral or the expected future cash flows exceed the carrying value of the mortgage or loan.
The weighted average investment in impaired mortgages and corporate loans, before allowances for losses was $46 as at December 31, 2008 ($43 in 2007). The carrying value of mortgages and corporate loans that were non-income producing for the preceding 12 months was $37 ($13 in 2007).
Changes in allowances for losses
The changes in the allowances for losses are as follows:

			Corporate
	Bonds	Mortgages	loans	Other	Total

Balance, December 31, 2006	$54	$27	$–	$15	$96
Adjustment for change in accounting policy (Note 2)	(54)	–	13	(15)	(56)
Provision for losses	–	–	2	–	2
Write-offs, net of recoveries	–	(7)	(1)	–	(8)
Effect of changes in currency exchange rates	–	(3)	–	–	(3)

Balance, December 31, 2007	$–	$17	$14	$–	$31
Provision for losses	–	–	4	–	4
Write-offs, net of recoveries	–	(6)	(8)	–	(14)
Effect of changes in currency exchange rates	–	2	–	–	2

Balance, December 31, 2008	$–	$13	$10	$–	$23

Restructured mortgages and corporate loans
Mortgages and corporate loans with a carrying value of $5 have had their terms renegotiated during the year ended December 31, 2008 (nil in 2007).
Possession of collateral/foreclosed assets
During 2008, the Company took possession of the real estate collateral of $14 it held as security for mortgages ($8 of real estate held as collateral in 2007). These assets are either retained as real estate investments if they comply with the Company’s investment policy standards or sold.
Temporarily impaired available-for-sale assets
The available-for-sale assets disclosed in the following table exhibit evidence of impairment; however, the impairment loss has not been recognized in net income because it is considered temporary. Held-for-trading assets are excluded from the following table, as changes in

82	Sun Life Financial Inc. | Annual Report 2008

Notes to the consolidated financial statements
fair value are recorded to net investment income. Available-for-sale bonds, stocks and other invested assets have generally been identified as temporarily impaired if their amortized cost as at the end of the period was greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations, widening of credit spreads, general depressed market prices due to current market conditions, and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s investment management practices and review of its investment holdings, it is believed that the contractual terms of these investments will be met and/or the Company has the ability to hold these investments until recovery in value.

	December 31, 2008		December 31, 2007
		Unrealized		Unrealized
	Fair value	losses	Fair value	losses

Available-for-sale bonds	$7,041	$1,875	$4,895	$273
Available-for-sale stocks(1)	430	176	238	34
Available-for-sale other invested assets(2)	194	21	108	12

Total temporarily impaired financial assets	$7,665	$2,072	$5,241	$319

(1)	This includes available-for-sale private equities that are accounted for at cost with a carrying value of $7 ($13 in 2007).

(2)	This pertains to available-for-sale limited partnerships that are accounted for at cost with a carrying value of $215 ($120 in 2007).
Other-Than-Temporarily Impaired Available-for-Sale Assets
The Company wrote down $318 of impaired available-for-sale assets recorded at fair value during 2008 ($35 in 2007). Approximately $28 of the write-down during 2008 relates to impaired available-for-sale bonds that were part of fair value hedging relationships as described in Note 5Ei). These assets were written down since the length of time that the fair value was less than the cost and the extent and nature of the loss indicated that the fair value would not recover, or due to issuer bankruptcy. These write-downs are included in net gains (losses) on available-for-sale assets in the consolidated statements of operations.
Impairment of Held-for-Trading Assets
The Company generally maintains distinct asset portfolios for each line of business. Changes in the fair values of these assets are largely offset by changes in the fair value of actuarial liabilities, when there is an effective matching of assets and liabilities. When assets are designated as held-for-trading, the change in fair value arising from impairment is not required to be separately disclosed under Canadian generally accepted accounting principles. The reduction in fair values of held-for-trading assets attributable to impairment results in an increase in actuarial liabilities charged through the consolidated statement of operations for the period.
During 2008, the net charge to the income statement attributable to impairments of held-for-trading assets backing actuarial liabilities amounted to $608 (nil in 2007).
Non-Income Producing Bonds
There were no non-income producing bonds for the years ended December 31, 2008 and 2007.
B) LIQUIDITY RISK
Liquidity risk is the risk that the Company will not be able to fund all cash outflow commitments as they fall due. The Company generally maintains a conservative liquidity position that exceeds anticipated demand liabilities. The Company’s asset-liability management process allows it to maintain its financial position by ensuring that sufficient liquid assets are available to cover its potential funding requirements. The Company invests in various types of assets with a view of matching them with its liabilities of various durations. To strengthen its liquidity further, the Company actively manages and monitors its capital and asset levels, diversification and credit quality of its investments and cash forecasts and actual amounts against established targets. The Company also maintains liquidity contingency plans for the management of liquidity in the event of a liquidity crisis.
In addition, the Company maintains standby credit facilities with a variety of banks. The agreements relating to the Company’s debt, letters of credit and lines of credit contain typical covenants regarding solvency, credit ratings and other such matters.
The Company is subject to various regulations in the jurisdictions in which it operates. The ability of SLF Inc. and its subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.
Based on the Company’s historical cash flows and current financial performance, management believes that the cash flow from the Company’s operating activities will continue to provide sufficient liquidity for the Company to satisfy debt service obligations and to pay other expenses.

Sun Life Financial Inc. | sunlife.com	83

Notes to the consolidated financial statements
The contractual maturities of the Company’s significant financial liabilities and contractual commitments at December 31, 2008 are shown in the following table.

	Within	1 Year to	3 Years to	Over 5
	1 Year	3 Years	5 Years	Years	Total

General fund policyholder liabilities(1)	$13,078	$14,216	$11,536	$168,003	$206,833
Senior debentures and financing(2)	200	1,661	239	4,245	6,345
Subordinated debt(2)	154	307	1,375	2,225	4,061
Bond repurchase agreements and securities lending transactions	2,376	–	–	–	2,376
Accounts payable and accrued expenses	2,787	–	–	–	2,787
Borrowed funds(2)	66	158	145	66	435

Total liabilities	$18,661	$16,342	$13,295	$174,539	$222,837

Contractual commitments(3):
Contractual loan, equity and real estate commitments	$444	$551	$27	$50	$1,072
Operating lease commitments	102	161	104	58	425

Total contractual commitments	$546	$712	$131	$108	$1,497

(1)	General fund policyholder liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, amounts on deposit, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of policy liabilities. These amounts are undiscounted and do not reflect recoveries from reinsurance agreements. The actuarial and other policy liability amounts included in the consolidated financial statements are based on the present value of the estimated cash flows and are net of reinsured amounts. Due to the use of assumptions, actual cash flows will differ from these estimates.

(2)	Includes expected interest payments.

(3)	Contractual commitments and operating lease commitments are not reported on the consolidated balance sheets. A further description of the commitments is included in Note 21A) and B).
C) MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.
Market risk includes currency risk, interest rate risk and other price risks such as equity risk.
i) Currency risk
Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. As an international provider of financial services, the Company operates in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which it operates, the Company generally maintains the currency profile of its assets so as to match the currency of aggregate liabilities and minimum surplus requirements in that country. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign exchange derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with the Company’s policy. As at December 31, 2008, the Company did not have a material currency exposure related to financial instruments.
ii) Interest rate risk
Interest rate risk is the potential for financial loss arising from changes in interest rates. The Company is exposed to interest rate price risk on monetary financial assets and liabilities that have a fixed interest rate and is exposed to interest rate cash flow risk on monetary financial assets and liabilities with floating interest rates that are reset as market rates change. The impact of interest rate risk on the Company’s actuarial liabilities and the assets supporting those liabilities is included in Note 9.
Bonds designated as available-for-sale generally do not support actuarial liabilities. Changes in fair value of available-for-sale bonds are recorded to OCI. For the Company’s available-for-sale bonds, an immediate 1% parallel increase in interest rates at December 31, 2008, across the entire yield curve, would result in an estimated after-tax decrease in OCI of $400 to $450. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated after-tax increase in OCI of $400 to $450.
iii) Equity risk
Equity risk is the uncertainty in the valuation of assets and the cost of embedded options and guarantees arising from changes in equity markets. The impact of equity risk on the Company’s actuarial liabilities and the assets supporting those liabilities is included in Note 9.
Equities designated as available-for-sale generally do not support actuarial liabilities. Changes in fair value of available-for-sale equities are recorded to OCI. For the Company’s available-for-sale equities, an immediate 10% increase in stock prices at December 31, 2008, would result in an estimated after-tax increase in OCI of $50 to $100. Conversely, an immediate 10% decrease in stock prices would result in an estimated after-tax decrease in OCI of $50 to $100.
The Company’s equity portfolio is well diversified.

84	Sun Life Financial Inc. | Annual Report 2008

Notes to the consolidated financial statements
The carrying value of stocks by issuer country as at December 31 is shown in the following table.

	2008			2007
	Held-for-trading	Available-for-	Total	Held-for-	Available-for-	Total
	stocks	sale stocks	stocks	trading stocks	sale stocks	stocks

Canada	$1,724	$577	$2,301	$2,016	$222	$2,238
United States	942	396	1,338	1,141	566	1,707
United Kingdom	434	6	440	893	–	893
Other	340	39	379	388	–	388

Total stocks	$3,440	$1,018	$4,458	$4,438	$788	$5,226

7. Goodwill and intangible assets
A) GOODWILL
In addition to the goodwill of $6,598 ($6,018 in 2007) shown on the consolidated balance sheets, goodwill of $377 in 2007 for investments accounted for by the equity method was included in other invested assets. The equity method goodwill was related to the Company’s investment in CI Financial which was sold in the fourth quarter of 2008 as described in Note 3. In addition to acquisitions and disposals of subsidiaries and equity method investments, transactions with the non-controlling interests also result in increases and decreases to goodwill. There were no write-downs of goodwill due to impairment during 2008, 2007 and 2006.
Changes in goodwill of subsidiaries and investments accounted for by the equity method are as follows:

	SLF Canada	SLF U.S.	SLF Asia	Corporate	Total

Balance, January 1, 2007	$3,768	$1,453	$508	$571	$6,300
Acquisitions (Note 3)	75	360	–	52	487
Disposals	(2)	(32)	–	(7)	(41)
Effect of changes in currency exchange rates	–	(237)	(75)	(39)	(351)

Balance, December 31, 2007	$3,841	$1,544	$433	$577	$6,395
Acquisitions	17	–	–	75	92
Disposals (Note 3)	(377)	(16)	–	(5)	(398)
Effect of changes in currency exchange rates	–	369	103	37	509

Balance, December 31, 2008	$3,481	$1,897	$536	$684	$6,598

B) INTANGIBLE ASSETS
In addition to the intangible assets of $878 ($775 in 2007) shown on the consolidated balance sheets, intangible assets of $766 for investments accounted for by the equity method were included in other invested assets in 2007. These intangible assets were related to the Company’s investment in CI Financial which was sold in the fourth quarter of 2008 as described in Note 3. There were no write-downs of intangible assets due to impairment during 2008, 2007 and 2006. During 2007, the Company retired the Clarica brand name as part of its integrated brand strategy in Canada. The write-down of the brand name of $52 was recorded to operating expenses in 2007 ($43 net of the related taxes of $9).
Amortization of intangible assets recorded in operating expenses during the year was $24 ($25 in 2007 and $25 in 2006). The Company expects to record amortization expenses of $24 to operating expenses each year for each of the next five years.
As at December 31, the components of the intangible assets are as follows:

	2008			2007
	Gross carrying	Accumulated	Net	Gross carrying	Accumulated	Net
	amount	amortization	amount	amount	amortization	amount

Finite-life intangible assets:
Sales potential of field force	$504	$74	$430	$486	$60	$426
Asset administration contracts	231	58	173	224	49	175
Other(1)	2	2	–	2	2	–

	737	134	603	712	111	601

Indefinite-life intangible assets:
Fund management contracts(2)	263	–	263	930	–	930
State licenses	12	–	12	10	–	10

	275	–	275	940	–	940

Total intangible assets	$1,012	$134	$878	$1,652	$111	$1,541

(1)	The asset has been fully amortized as at December 31, 2008.

(2)	Decrease in 2008 is due to the sale of CI Financial described in Note 3.

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Notes to the consolidated financial statements
8. Other assets
Other assets consist of the following:

	2008	2007

Accounts receivable	$1,496	$1,629
Investment income due and accrued	1,208	1,093
Future income taxes (Note 19)	1,190	382
Deferred acquisition costs	154	139
Prepaid expenses	303	231
Premiums receivable	476	395
Accrued benefit asset (Note 22)	422	422
Capital assets	210	171
Other	20	16

Total other assets	$5,479	$4,478

Amortization of deferred acquisition costs charged to income amounted to $50 in 2008 ($64 and $112 in 2007 and 2006, respectively).
Capital assets are carried at a cost of $855 ($722 in 2007), less accumulated depreciation and amortization of $645 ($551 in 2007). Depreciation and amortization charged to operating expenses in the consolidated statements of operations totalled $63 in 2008 ($62 and $67 in 2007 and 2006, respectively).
9. Actuarial liabilities and other policy liabilities
A) ACTUARIAL POLICIES
Actuarial liabilities and other policy liabilities represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes) and expenses on in-force policies.
In calculating actuarial liabilities and other policy liabilities, assumptions must be made about equity market performance, interest rates, asset default, inflation, mortality and morbidity rates, policy terminations, expenses and other factors over the life of the Company’s products. The general approaches to the setting of assumptions used by the Company are described later in this note.
The Company uses best estimate assumptions for expected future experience. Some assumptions relate to events that are anticipated to occur many years in the future and are likely to require subsequent revision. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. If the assumption is more susceptible to change or if there is uncertainty about the underlying best estimate assumption, a correspondingly larger provision is included in the actuarial liabilities.
In determining these provisions, the Company ensures:
•	when taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption, and the extent of uncertainty present in making that assumption

•	in total, the cumulative effect of all provisions is reasonable with respect to the total actuarial liabilities
With the passage of time and resulting reduction in estimation risk, excess provisions are released into income. In recognition of the long-term nature of policy liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually, and revisions are made where deemed necessary and prudent.
The Company generally maintains distinct asset portfolios for each line of business. To ensure the adequacy of liabilities, the Company does cash flow testing using several plausible scenarios for future interest rates and economic environments as well as a set of prescribed scenarios. In each test, asset and liability cash flows are projected. Net cash flows are invested in new assets, if positive, or assets are sold to meet cash needs, in accordance with the assumptions in the test and the standards of the Canadian Institute of Actuaries. Deferred net realized gains on real estate are taken into account in establishing the actuarial liabilities. Prior to 2007, deferred net realized gains on bonds, stocks, mortgages and derivatives were also taken into account in establishing the actuarial liabilities.
Provision for policyholder dividends
An amount equal to the earned and accrued portion of policyholder dividends including earned and accrued terminal dividends is shown as a provision for policyholder dividends. Actuarial liabilities provide for the payment of policyholder dividends that are forecasted to be paid over the next 12 months and beyond, in excess of dividends earned and accrued. Both liabilities are determined taking into account the scale

86	Sun Life Financial Inc. | Annual Report 2008

Notes to the consolidated financial statements
of dividends approved by the Board. Actuarial liabilities take into account the expectation that future dividends will be adjusted to reflect future experience. Earned and accrued policyholder dividends of $877 are included in policyholder dividends and interest on claims and deposits in the consolidated statements of operations ($906 in 2007 and $846 in 2006).
B) COMPOSITION OF ACTUARIAL LIABILITIES AND OTHER POLICY LIABILITIES
The actuarial liabilities and other policy liabilities consist of the following:

	2008
	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total

Individual participating life	$13,548	$5,776	$2,722	$2,408	$24,454
Individual non-participating life	2,692	8,946	195	1,261	13,094
Group life	1,212	206	15	13	1,446
Individual annuities	9,192	10,468	–	3,572	23,232
Group annuities	6,011	3,854	426	–	10,291
Health insurance	5,497	1,127	1	99	6,724

Total actuarial liabilities	38,152	30,377	3,359	7,353	79,241
Add: Other policy liabilities(2)	587	801	76	706	2,170

Actuarial liabilities and other policy liabilities	$38,739	$31,178	$3,435	$8,059	$81,411

	2007
	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total

Individual participating life	$14,388	$4,945	$2,671	$3,282	$25,286
Individual non-participating life	2,670	7,175	217	528	10,590
Group life	1,294	224	9	5	1,532
Individual annuities	9,272	10,404	–	4,163	23,839
Group annuities	5,963	4,024	323	–	10,310
Health insurance	5,392	901	–	86	6,379

Total actuarial liabilities	38,979	27,673	3,220	8,064	77,936
Add: Other policy liabilities(2)	591	621	63	619	1,894

Actuarial liabilities and other policy liabilities	$39,570	$28,294	$3,283	$8,683	$79,830

(1)	Primarily business from the U.K., reinsurance and run-off reinsurance operations.

(2)	Consists of policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.
C) TOTAL ASSETS SUPPORTING LIABILITIES AND EQUITY
The following tables show the total assets supporting total liabilities for the product lines shown (including actuarial and other policy liabilities), and assets supporting equity and other:

	2008
					Mortgages
	Bonds		Stocks		and
	Held-for-	Available-	Held-for-	Available-	corporate
	trading	for-sale	trading	for-sale	loans	Real estate	Other	Total

Individual participating life	$13,253	$–	$2,505	$10	$4,732	$3,312	$4,022	$27,834
Individual non-participating life	7,218	402	611	2	3,373	231	6,177	18,014
Group life	1,077	–	2	–	1,122	26	10	2,237
Individual annuities	16,280	60	11	–	5,761	–	3,854	25,966
Group annuities	6,750	307	60	5	3,145	150	1,025	11,442
Health insurance	3,872	–	1	1	3,255	106	681	7,916
Equity and other	8	9,847	250	1,000	914	1,083	13,322	26,424

Total assets	$48,458	$10,616	$3,440	$1,018	$22,302	$4,908	$29,091	$119,833

	2007
					Mortgages
	Bonds		Stocks		and
	Held-for-	Available-	Held-for-	Available-	corporate
	trading	for-sale	trading	for-sale	loans	Real estate	Other	Total

Individual participating life	$13,827	$–	$3,667	$13	$4,493	$2,947	$3,700	$28,647
Individual non-participating life	6,468	425	691	3	2,738	200	4,223	14,748
Group life	1,147	–	3	–	1,106	19	(32)	2,243
Individual annuities	18,392	57	18	–	5,724	–	1,081	25,272
Group annuities	6,722	–	58	5	2,831	122	866	10,604
Health insurance	4,048	–	1	–	2,908	66	398	7,421
Equity and other	4	8,666	–	767	942	949	14,028	25,356

Total assets	$50,608	$9,148	$4,438	$788	$20,742	$4,303	$24,264	$114,291

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Notes to the consolidated financial statements
D) CHANGES IN ACTUARIAL LIABILITIES
Changes in actuarial liabilities during the year are as follows:

	2008	2007

Actuarial liabilities, January 1, before change in accounting policy	$77,936	$79,286
Adjustment for change in accounting policy (Note 2)	–	7,129

Actuarial liabilities, January 1, after change in accounting policy	77,936	86,415

Change in liabilities on in-force business	(7,777)	(5,201)
Liabilities arising from new policies	3,094	2,803
Significant changes in assumptions or methodology(1):
Gross increases	405	380
Gross decreases	(151)	(497)

Increase (decrease) in actuarial liabilities	(4,429)	(2,515)

Actuarial liabilities before the following:	73,507	83,900
Acquisition (Note 3)	–	536
Effect of changes in currency exchange rates	5,734	(6,500)

Actuarial liabilities, December 31	79,241	77,936
Add: Other policy liabilities	2,170	1,894

Actuarial liabilities and other policy liabilities, December 31	$81,411	$79,830

(1)	The increase in actuarial liabilities in 2008 included $296 from strengthening default assumptions on bonds and mortgages, and $109 from the receipt of more comprehensive information on liabilities accepted on our retrocession business. The decrease in 2008 included $151 for taking account of investment synergies between business units within SLF Canada and within SLF U.S. The increase in actuarial liabilities in 2007 included $123 from changes to the economic scenarios used in the calculation of actuarial liabilities, $107 for strengthening of longevity assumptions, and $150 for reductions in the long-term lapse rates for universal life policies written in Canada and the United States. The decrease in 2007 included $215 for reductions in mortality assumptions on life insurance liabilities and $282 for the recapture of reinsurance ceded to a Barbados subsidiary.
E) FAIR VALUE OF ACTUARIAL LIABILITIES, FUTURE INCOME TAXES AND DEFERRED NET REALIZED GAINS
Changes in the fair value of assets backing actuarial and other policy liabilities would be substantially offset by a corresponding change in the fair value of the liabilities (including actuarial liabilities and related future income taxes and deferred net realized gains), resulting in limited impact on the Company’s equity.
F) ASSUMPTIONS AND MEASUREMENT UNCERTAINTY
Mortality
Mortality refers to the rates at which death occurs for defined groups of people. Insurance mortality assumptions are generally based on the Company’s average five-year experience. For annuities, Company experience is generally combined with industry experience, since the Company’s own experience is insufficient to be statistically credible for most of its annuity product lines. In general, assumed mortality rates for life insurance contracts do not reflect any future expected improvement, except in some instances where the net effect of reflecting future improvement increases the policy liabilities. On annuities where lower mortality rates result in an increase in liabilities, assumed future mortality rates are adjusted to reflect estimated future improvements in the rates.
For life insurance products for which higher mortality would be financially adverse to the Company, a 2% increase in the best estimate assumption would decrease net income by about $120. For life insurance products for which lower mortality would be financially adverse to the Company, a 2% decrease in the mortality assumption would decrease net income by about $10. For annuities products for which lower mortality would be financially adverse to the Company, a 2% decrease in the mortality assumption would decrease net income by about $80.
Morbidity
Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of the Company’s disability insurance is marketed on a group basis. In Canada and in Asia, the Company offers critical illness policies on an individual basis, and in Canada, the Company offers long-term care on an individual basis; a significant block of critical illness business written in the U. K. has also been assumed by SLF Reinsurance. Medical stop-loss insurance is offered on a group basis in the United States and Canada. In Canada, group morbidity assumptions are based on the Company’s five-year average experience, modified to reflect the trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with the Company’s reinsurers and are largely based on their experience. In the United States, Company experience is used for both medical stop-loss and disability assumptions, with some consideration for industry experience. Larger provisions for adverse deviation are used for those benefits where Company or industry experience is limited. For products where the morbidity is a significant assumption, a 5% adverse change in that assumption would reduce net income by about $120.
Asset default
Assumptions related to investment returns include expected future credit losses on fixed income investments. Past Company and industry experience over the long term, as well as specific reviews of the current portfolio, are used to project credit losses.

88	Sun Life Financial Inc. | Annual Report 2008

Notes to the consolidated financial statements
In addition to the allowances for losses on invested assets outlined in Note 6, the actuarial liabilities include an amount of $2,320 determined on a pre-tax basis to provide for possible future asset defaults and loss of asset value on current assets and on future purchases. The amount excludes defaults that can be passed through to participating policyholders and excludes provisions for loss in the value of equity and real estate assets supporting actuarial liabilities.
Equity market movements
The majority of held-for-trading equities are held to back products such as participating or universal life lines where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or to the rate of interest credited; in these cases equity market movements are largely offset by changes in actuarial liabilities.
Much of the remainder of held-for-trading equities are held to back long-term fixed liabilities.
In addition, there are products such as segregated fund and annuity option guarantees where the liabilities are affected by movements in equity markets, even though mitigating hedging programs are in place. For these blocks the Company uses stochastic modelling techniques, which test a large number of different scenarios of future market returns, to estimate the actuarial liability for the various guarantees.
Overall, it is estimated the impact on the Company of an immediate 10% increase across all equity markets would be an increase in net income of $250 to $300; conversely, the impact of a decrease of 10% would be an immediate estimated decrease in net income of $275 to $350.
A 100 basis point reduction in future assumed equity and real estate returns would result in an estimated decrease in net income of about $500 to $600.
Interest rate
Interest rate risk is the potential for financial loss arising from changes in interest rates. For example, the Company is exposed to this risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows under unfavourable interest environments.
To manage this risk, an investment policy statement is established for each portfolio of assets and related liabilities. Asset/liability management programs are in place to implement these policy statements. The primary approach used is duration gap analysis, which measures the sensitivity of assets and liabilities to interest rate changes across the entire yield curve. Key rate duration analysis is used to examine the duration gap of assets and liabilities at discrete intervals on the yield curve. These gaps are managed within specified tolerance limits.
Interest rate sensitivity is provided for in the actuarial liabilities for all policies, with adequate provisions to absorb moderate changes in interest rates.
For certain product types, including participating insurance and certain forms of universal life policies and annuities, policyholders share investment performance through routine changes in the amount of dividends declared or to the rate of interest credited. These products generally have minimum interest rate guarantees.
Effective January 1, 2007, as a result of adopting the requirements of Handbook Section 3855, the values of both held-for-trading bonds and actuarial liabilities are affected similarly by changes in interest rates. The estimated impact of an immediate 1% parallel increase in interest rates as at December 31, 2008, across the entire yield curve in all markets, would be an increase in net income of $100 to $150. Conversely an immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income of $150 to $200.
Policy termination rates
Policyholders may allow their policies to terminate prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by exercising one of the non-forfeiture options in the contract. Assumptions for termination experience on life insurance are generally based on the Company’s average five-year experience. Termination rates may vary by plan, age at issue, method of premium payment, and policy duration. For universal life contracts, it is also necessary to set assumptions about premium cessation occurring prior to termination of the policy. Studies prepared by industry or actuarial bodies are used for certain products where the Company’s experience is too limited to be statistically valid.
For individual life insurance products where fewer terminations would be financially adverse to the Company, net income would be decreased by about $190 if the termination rate assumption were reduced by 10%. For products where more terminations would be financially adverse to the Company, net income would be decreased by about $180 if the termination rate assumption were increased by 10%.

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Notes to the consolidated financial statements
Operating expenses and inflation
Actuarial liabilities provide for future policy-related expenses. These include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overheads. Expense assumptions are mainly based on recent Company experience using an internal expense allocation methodology. Future expense assumptions reflect inflation. The sensitivity of actuarial liabilities to a 5% increase in unit expenses Company-wide would result in a decrease in net income of about $140.
G) REINSURANCE AGREEMENTS
Reinsurance is used primarily to limit exposure to large losses. The Company has an individual life insurance retention policy and limits which require that such arrangements be placed with well-established, highly rated reinsurers. Coverage is well-diversified and controls are in place to manage exposure to reinsurance counterparties. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, the Company retains primary responsibility to the policyholders. In addition, the Company assumes by retrocession a substantial amount of business from reinsurers. The effect of these reinsurance arrangements on premiums and payments to policyholders, beneficiaries and depositors is summarized as follows:

	2008	2007	2006

Premiums:
Direct premiums	$14,124	$13,550	$14,947
Reinsurance assumed	585	564	574
Reinsurance ceded	(1,122)	(990)	(912)

	$13,587	$13,124	$14,609

Payments to policyholders, beneficiaries and depositors:
Direct payments	$13,863	$14,292	$12,987
Reinsurance assumed	657	526	419
Reinsurance ceded	(745)	(574)	(511)

	$13,775	$14,244	$12,895

Actuarial liabilities are shown net of ceded reinsurance of $2,292 in 2008 ($2,448 in 2007).
H) ROLE OF THE APPOINTED ACTUARY
The Appointed Actuary is appointed by the Board and is responsible for ensuring that the assumptions and methods used in the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation and associated regulations or directives.
The Appointed Actuary is required to provide an opinion regarding the appropriateness of the policy liabilities at the balance sheet dates to meet all obligations to policyholders of the Company. Examination of supporting data for accuracy and completeness and analysis of Company assets for their ability to support the amount of policy liabilities are important elements of the work required to form this opinion.
The Appointed Actuary is required each year to analyze the financial condition of the Company and prepare a report for the Board. The 2008 analysis tested the capital adequacy of the Company until December 31, 2012, under various adverse economic and business conditions. The Appointed Actuary reviews the calculation of the Company’s Canadian capital and surplus requirements. In addition, foreign operations and foreign subsidiaries of the Company must comply with local capital requirements in each of the jurisdictions in which they operate. Furthermore, the Company is required to appropriate retained earnings of $7,663 ($3,691 in 2007). All of these regulatory requirements constrain the Company’s ability to distribute its retained earnings.
10. Capital Management
The Company’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. The Company strives to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed on a consolidated basis under principles that consider all the risks associated with the business. It is also managed at the business unit level under the principles appropriate to the jurisdiction in which it operates.
The Board is responsible for the annual review and approval of the Company’s capital plan, in conjunction with the operating plan. The Capital Management Committee (CMC) has management oversight responsibility for capital management. Corporate Treasury and Risk Management are responsible for the design and implementation of the capital management policy.
This policy is designed to ensure that adequate capital is maintained to provide the flexibility necessary to take advantage of growth opportunities to support the risks associated with the businesses of the Company and to optimize return to its shareholders. This policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow the Company and its subsidiaries to take advantage of opportunities for expansion.

90	Sun Life Financial Inc. | Annual Report 2008

Notes to the consolidated financial statements
As an Insurance Holding Company, SLF Inc. is expected to manage its capital in a manner commensurate with its risk profile and control environment. For purposes of determining required capital under the capital risk metrics, the risk component factors for significant foreign life subsidiaries are not included in the Insurance Holding Company’s total capital required. OSFI may intervene and assume control of an Insurance Holding Company or a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI in the future, as experience develops or the risk profile of Canadian life insurers changes or to reflect other risks. SLF Inc. was well above its minimum internal targets as at December 31, 2008 and December 31, 2007.
Sun Life Assurance is subject to the MCCSR required capital for a life insurance company in Canada. OSFI generally expects life insurance companies to maintain a minimum MCCSR ratio of 150% or greater, based on the risk profile of the relevant insurance company. Sun Life Assurance’s MCCSR ratio as at December 31, 2008 and December 31, 2007, was above the minimum levels that would require any regulatory or corrective action.
Significant foreign life subsidiaries that are not subject to the MCCSR rules are expected to comply with the capital adequacy requirements imposed in the foreign jurisdictions in which they operate. The Company’s principal operating life insurance subsidiary in the United States, Sun Life Assurance Company of Canada (U.S.), qualifies as a significant foreign life subsidiary. Sun Life Assurance Company of Canada (U.S.) is subject to the risk-based capital rules issued by the National Association of Insurance Commissioners (NAIC). The NAIC generally expects insurance companies to maintain at least 200% of minimum risk-based capital. The risk-based capital of Sun Life Assurance Company of Canada (U.S.) was above the minimum level as at December 31, 2008 and December 31, 2007.
In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. The Company maintained capital levels above minimum local requirements as at December 31, 2008 and December 31, 2007.
The Company’s capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities (that qualify as regulatory capital).

	As at
	December 31	December 31
	2008	2007

Equity:
Participating policyholders’ equity	$106	$95
Preferred shareholders’ equity	1,495	1,495
Common shareholders’ equity	15,808	15,627

Total equity	17,409	17,217

Other capital securities:
Subordinated debt	2,576	1,796
Sun Life Assurance debentures, Series A, B(1)	1,150	1,150

Total other capital securities	3,726	2,946

Total capital	$21,135	$20,163

(1)	The Sun Life Assurance debentures qualify as regulatory capital up to the amount of $1,150 of Sun Life ExchangEable Capital Securities issued by Sun Life Capital Trust, a former subsidiary of the Company that was deconsolidated upon the adoption of CICA Handbook Accounting Guideline 15, Consolidation of Variable Interest Entities, in 2005.
The significant changes in capital are included in the following notes on senior debentures, subordinated debt and share capital.
11. Senior debentures
The following obligations are included in senior debentures:

	Currency of borrowing	Interest rate	Maturity	2008	2007

Sun Life Assurance debentures
Series A debenture	Cdn. dollars	6.87%	2031	$960	$960
Series B debenture	Cdn. dollars	7.09%	2052	200	200
SLF Inc. senior unsecured debentures
Series A	Cdn. dollars	4.80%	2035	600	600
Series B	Cdn. dollars	4.95%	2036	953	954
Series C	Cdn. dollars	5.00%	2031	300	300

				$3,013	$3,014

Fair value				$2,768	$3,068

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Notes to the consolidated financial statements
Fair value is based on market price for the same or similar instruments as appropriate. Interest expense for senior debentures was $170, $192 and $205 for 2008, 2007 and 2006, respectively.
Partnership capital securities
On May 6, 2007, the Company redeemed U.S. $600 principal amount of 8.53% partnership capital securities, representing all of the partnership capital securities outstanding at that time. The redemption premiums of $18 (net of taxes of $12) were recorded in the first quarter of 2007.
Sun Life Assurance debentures
On September 7, 2007, Sun Life Assurance repurchased the outstanding $3 principal amount of the 7.09% funding debenture and $30 principal amount of the $990 outstanding 6.87% Series A debentures. Redemption premiums of $1 (net of taxes of $1) were recorded in the third quarter of 2007.
SLF Inc. senior unsecured debentures
SLF Inc. issued $600 principal amount of Series A Senior Unsecured 4.8% Fixed/Floating Debentures due 2035 in 2005. These debentures bear interest at a fixed annual rate of 4.8% per annum payable semi-annually until November 23, 2015, and at a variable rate payable quarterly equal to the Canadian dollar offered rate for three months bankers’ acceptances plus 1% thereafter until maturity on November 23, 2035. SLF Inc. may redeem the debentures after 10 years at 100% of the principal amount.
SLF Inc. issued $700 principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures due 2036 on March 13, 2006. An additional $250 principal amount was issued on February 26, 2007 for a total principal amount of $950. These debentures bear interest at a fixed rate of 4.95% per annum payable semi-annually until June 1, 2016, and at a variable rate equal to the Canadian dollar offered rate for three months bankers’ acceptances plus 1% thereafter until maturity on June 1, 2036. SLF Inc. may redeem the debentures on or after June 1, 2016, at 100% of the principal amount.
SLF Inc. issued $300 principal amount of Series C Senior Unsecured 5% Fixed/Floating Debentures due 2031 on July 11, 2006. These debentures bear interest at a fixed rate of 5% per annum payable semi-annually until July 11, 2011, and at a variable rate equal to the Canadian dollar offered rate for three months bankers’ acceptances plus 1% thereafter until maturity on July 11, 2031. SLF Inc. may redeem the debentures on or after July 11, 2011 at 100% of the principal amount.
All senior unsecured debentures are direct senior unsecured obligations of the Company and rank equally with all other unsecured and unsubordinated indebtedness of SLF Inc.
12. Other liabilities
A) COMPOSITION OF OTHER LIABILITIES
Other liabilities consist of the following:

	2008	2007

Accounts payable	$2,599	$1,762
Bank overdrafts	314	303
Bond repurchase agreements	1,406	1,982
Accrued expenses and taxes	534	1,012
Borrowed funds	348	335
Senior financing	1,356	996
Future income taxes (Note 19)	477	582
Accrued benefit liability (Note 22)	501	479
Other	296	224

Total other liabilities	$7,831	$7,675

B) BOND REPURCHASE AGREEMENTS
The Company enters into bond repurchase agreements for operational funding and liquidity purposes. Bond repurchase agreements have maturities ranging from 2 to 86 days, averaging 39 days, and bear interest at rates averaging 1.64% as at December 31, 2008 (4.26% in 2007). As at December 31, 2008, the Company had assets with a total fair value of $1,419 ($1,822 in 2007), pledged as collateral for the bond repurchase agreements.

92	Sun Life Financial Inc. | Annual Report 2008

Notes to the consolidated financial statements
C) BORROWED FUNDS
The following obligations are included in borrowed funds in the table above.

	Currency of borrowing	Maturity	2008	2007

Encumbrances on real estate	Cdn. dollars	2009–2018	$187	$188
	U.S. dollars	2009–2015	161	147

Total borrowed funds			$348	$335

The aggregate maturities of encumbrances on real estate are included in Note 6B).
As at December 31, 2008, the Company had $122 line of credit from a financial institution of which a total of $45 was used during the year. The weighted average interest rates related to those borrowing is 2.37% (not used in 2007). The line of credit will expire in November 2009. There was no balance outstanding as of December 31, 2008.
Interest expense for the borrowed funds was $22, $16 and $15 for 2008, 2007 and 2006, respectively.
D) SENIOR FINANCING
On November 8, 2007, a variable interest entity (the VIE) consolidated by the Company issued a U.S. $1,000 variable principal floating rate certificate (the Certificate) to a financial institution (the Lender). At the same time, Sun Life Assurance Company of Canada-U.S. Operations Holdings, Inc. (U.S. Holdings), a subsidiary of SLF Inc., entered into an agreement with the Lender, pursuant to which U.S. Holdings will bear the ultimate obligation to repay the outstanding principal amount of the Certificate and be obligated to make quarterly interest payments at three-month LIBOR plus a fixed spread. During 2008, the VIE issued an additional U.S. $115 of certificates. During the fourth quarter of 2008, collateral of U.S. $213 was delivered to the lender, as per the financing agreement.
The maximum capacity of this agreement is U.S. $2,500. The agreement expires on November 8, 2037 and the maturity date may be extended annually for an additional one-year period upon the mutual agreement of the parties, provided such date is not beyond November 8, 2067.
The agreement could be cancelled or unwound at the option of U.S. Holdings in whole or in part from time to time, or in whole under certain events. If the agreement is cancelled before November 8, 2015, U.S. Holdings may be required to pay a make-whole amount based on the present value of expected quarterly payments between the cancellation date and November 8, 2015.
For the year ended December 31, 2008, the Company recorded $48 of interest expense relating to this obligation ($9 in 2007).
13. Subordinated debt
The following obligations are included in subordinated debt and qualify as capital for Canadian regulatory purposes:

	Currency	Interest rate	Maturity	2008	2007

Subordinated debentures(1)	Cdn. dollars	6.65%	2015	$300	$300
Subordinated debentures(2)	Cdn. dollars	6.15%	2022	799	799
Subordinated debentures(3)	Cdn. dollars	6.30%	2028	150	150
Subordinated debentures(4)	Cdn. dollars	5.40%	2042	398	398
Subordinated debentures(5)	Cdn. dollars	5.59%	2023	398	–
Subordinated debentures(6)	Cdn. dollars	5.12%	2018	348	–
Subordinated notes	U.S. dollars	7.25%	2015	183	149

Total				$2,576	$1,796

Fair value				$2,397	$1,849

(1)	After October 12, 2010, interest is payable at 1% over the 90-day Bankers’ Acceptance Rate. Redeemable in whole or in part at any time prior to October 12, 2010. On or after October 12, 2010, redeemable in whole on interest payment date.

(2)	After June 30, 2012, interest is payable at 1.54% over the 90-day Bankers’ Acceptance Rate. Redeemable in whole or in part at any time.

(3)	Redeemable in whole or in part at any time.

(4)	After May 29, 2037, until maturity of the debentures interest rate is payable at 1% over the 90-day Bankers’ Acceptance Rate. Redeemable in whole on the maturity date.

(5)	After January 30, 2018, until maturity of the debentures interest rate is payable at 2.1% over the 90-day Bankers’ Acceptance Rate. Redeemable in whole on the maturity date.

(6)	After June 26, 2013, until maturity of the debentures interest rate is payable at 2% over the 90-day Bankers’ Acceptance Rate. Redeemable in whole on the maturity date.
Fair value is based on market prices for the same or similar instruments as appropriate. Interest expense on subordinated debt was $142, $105 and $93 for 2008, 2007 and 2006, respectively.
On May 29, 2007, SLF Inc. issued $400 principal amount of Series 2007-1 Subordinated Unsecured 5.40% Fixed/Floating Debentures due in 2042. These debentures bear interest at a fixed rate of 5.40% per annum payable semi-annually until May 29, 2037, and at a variable rate equal to the Canadian dollar offered rate for three month bankers’ acceptances plus 1% thereafter until maturity on May 29, 2042. SLF Inc. may

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Notes to the consolidated financial statements
redeem the debentures at the greater of par or the Canada yield price prior to May 29, 2037 and at par on or after May 29, 2037, together with the unpaid and accrued interest.
On January 30, 2008, SLF Inc. issued $400 principal amount of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures due in 2023. On June 26, 2008, SLF Inc. issued $350 principal amount of Series 2008-2 Subordinated Unsecured 5.12% Fixed/Floating Debentures due in 2018. The proceeds of these issuances were used for general corporate purposes, including investments in subsidiaries.
14. Non-controlling interests in subsidiaries
Non-controlling interests in subsidiaries on the consolidated balance sheets and non-controlling interests in net income of subsidiaries on the consolidated statements of operations consists of non-controlling interests in MFS and McLean Budden Limited in 2008, 2007 and 2006.
15. Share capital and shares purchased for cancellation
A) SHARE CAPITAL
The authorized share capital of SLF Inc. consists of the following:
•	An unlimited number of common shares without nominal or par value. Each common share is entitled to one vote at meetings of the shareholders of SLF Inc. There are no pre-emptive, redemption, purchase or conversion rights attached to the common shares.

•	An unlimited number of Class A and Class B non-voting preferred shares, issuable in series. The Board is authorized before issuing the shares, to fix the number, the consideration per share, the designation of, and the rights and restrictions of the Class A and Class B shares of each series, subject to the special rights and restrictions attached to all the Class A and Class B shares. The Board has authorized five series of Class A non-voting preferred shares.
The changes in shares issued and outstanding are as follows:

	2008		2007		2006
	Number of		Number of		Number of
	shares	Amount	shares	Amount	shares	Amount

Preferred shares (in millions of shares)
Balance, January 1:	61	$1,495	51	$1,250	29	$712
Preferred shares issued, Class A, Series 3	–	–	–	–	10	250
Preferred shares issued, Class A, Series 4	–	–	–	–	12	300
Preferred shares issued, Class A, Series 5	–	–	10	250	–	–
Issuance costs, net of taxes	–	–	–	(5)	–	(12)

Balance, December 31	61	$1,495	61	$1,495	51	$1,250

Common shares (in millions of shares)
Balance, January 1	564	$7,033	572	$7,082	582	$7,173
Stock options exercised (Note 18)	1	10	2	66	2	73
Common shares purchased for cancellation	(5)	(60)	(10)	(115)	(12)	(164)

Balance, December 31	560	$6,983	564	$7,033	572	$7,082

Further information on the preferred shares outstanding as at December 31, 2008, is as follows:

			Earliest redemption	Number	Face	Net*
Preferred shares (in millions of shares)	Issue Date	Dividend rate	date	of shares	amount	amount

Preferred shares issued, Class A, Series 1	February 25, 2005	4.75%	March 31, 2010	16	$400	$394
Preferred shares issued, Class A, Series 2	July 15, 2005	4.80%	September 30, 2010	13	325	318
Preferred shares issued, Class A, Series 3	January 13, 2006	4.45%	March 31, 2011	10	250	245
Preferred shares issued, Class A, Series 4	October 10, 2006	4.45%	December 31, 2011	12	300	293
Preferred shares issued, Class A, Series 5	February 2, 2007	4.50%	March 31, 2012	10	250	245

Total preferred shares				61	$1,525	$1,495

*	Net of issuance costs
On February 2, 2007, SLF Inc. issued $250 Class A non-cumulative Preferred Shares Series 5, at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.281 per share, yielding 4.50% annually. Underwriting commissions of $5 (net of taxes of $4) were deducted from preferred shares in the consolidated statements of equity. Subject to regulatory approval, on or after March 31, 2012, SLF Inc. may redeem these shares in whole or in part at a declining premium.

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Notes to the consolidated financial statements
On October 10, 2006, SLF Inc. issued $300 Class A non-cumulative Preferred Shares Series 4 at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.278 per share, yielding 4.45% annually. Subject to regulatory approval, on or after December 31, 2011, SLF Inc. may redeem these shares in whole or in part at a declining premium. On January 13, 2006, SLF Inc. issued. $250 Class A non-cumulative Preferred Shares Series 3 at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.278 per share, yielding 4.45% annually. Subject to regulatory approval, on or after March 31, 2011, SLF Inc. may redeem these shares in whole or in part at a declining premium. Underwriting commissions of $12 (net of taxes of $6) related to the 2006 preferred share issuances were deducted from preferred shares in the consolidated statements of equity.
B) SHARES PURCHASED FOR CANCELLATION
SLF Inc. has purchased and cancelled common shares under several normal course issuer bid programs. Under each of these programs except for the January 12, 2008 to January 11, 2009 program, SLF Inc. was authorized to purchase, for cancellation, through the facilities of the Toronto Stock Exchange (TSX), approximately 5% of its issued and outstanding common shares at that time. For the January 12, 2008 program, the maximum number of shares that could be purchased represented approximately 3.5% of the shares issued and outstanding at January 10, 2008. The time periods covered, and the maximum number of shares that could be repurchased under these programs are as follows:

Period Covered	Maximum Shares Authorized for Purchase

January 12, 2005 to January 11, 2006	30 million
January 12, 2006 to January 11, 2007	29 million
January 12, 2007 to January 11, 2008	29 million
January 12, 2008 to January 11, 2009	20 million

SLF Inc. also purchased and cancelled common shares pursuant to private agreements between SLF Inc. and an arm’s length third-party seller (the Private Purchases) between December 12 and December 31, 2007. Under these Private Purchases, SLF Inc. could purchase up to 2.55 million of its common shares. The shares purchased for cancellation were included in the calculation of the maximum number of common shares that could be purchased under the normal course issuer bid program that covers the period from January 12, 2007 to January 11, 2008.
Amounts repurchased under these programs are as follows:

	2008	2007	2006

Number of shares repurchased (in millions)	4.8	9.8	12.2
Amount(1)	$217	$502	$575
Average price per share	$45.30	$51.18	$46.31

(1)	The total amount repurchased is allocated to common shares and retained earnings in the consolidated statements of equity. The amount recorded to common shares is based on the average cost per common share.
16. Operating expenses
Operating expenses consist of the following:

	2008	2007	2006

Compensation costs	$1,789	$1,898	$1,851
Premises and equipment costs	247	265	259
Capital asset depreciation and amortization (Note 8)	63	62	67
Other(1)	904	1,035	851

Total operating expenses	$3,003	$3,260	$3,028

(1)	2007 includes the write-down of the brand name intangible asset of $52 as described in Note 7.

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Notes to the consolidated financial statements
17. Earnings per share
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	2008	2007	2006

Common shareholders’ net income	$785	$2,219	$2,089
Less: Effect of stock awards of subsidiaries(1)	14	20	11

Common shareholders’ net income on a diluted basis	$771	$2,199	$2,078

Weighted average number of shares outstanding for basic earnings per share (in millions)	561	569	577
Add: Adjustments relating to the dilutive impact of stock options(2)	1	3	3

Weighted average number of shares outstanding on a diluted basis (in millions)	562	572	580

(1)	A subsidiary of SLF Inc. grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. If these outstanding stock options were exercised and the restricted stock awards were fully vested, the Company would record an increase in non-controlling interests, and therefore, a reduction in common shareholders’ net income.

(2)	The effect of stock options is calculated based on the treasury stock method requirements, which assume that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period. Only stock options exercisable for shares of SLF Inc. are included in the adjustment relating to the dilutive impact of stock options.
18. Stock-based compensation
A) STOCK OPTION PLANS
SLF Inc. granted stock options to certain employees and directors under the Executive Stock Option Plan and the Director Stock Option Plan and to all eligible employees under the Special 2001 Stock Option Award Plan. These options are granted at the closing price of the common shares on the TSX on the trading day preceding the grant date. The options granted under the stock option plans will vest at various times: over a four-year period under the Executive Stock Option Plan with the exception of two special grants with a five-year period; two years after the grant date under the Special 2001 Stock Option Award Plan; and over a two-year period under the Director Stock Option Plan. All options have a maximum exercise period of 10 years. The maximum numbers of common shares that may be issued under the Executive Stock Option Plan, the Special 2001 Stock Option Award Plan and the Director Stock Option Plan are 29,525,000 shares, 1,150,000 shares and 150,000 shares, respectively. Effective April 2, 2003, further grants under the SLF Inc. Director Stock Option Plan were discontinued.
The activities in the stock option plans for the years ended December 31 are as follows:

	2008		2007		2006
	Number of	Weighted	Number of	Weighted	Number of	Weighted
	stock options	average	stock options	average	stock options	average
	(thousands)	exercise price	(thousands)	exercise price	(thousands)	exercise price

Balance, January 1	8,168	$35.98	9,138	$32.58	10,049	$28.95
Granted	2,355	40.47	1,261	52.55	1,460	49.29
Exercised	(306)	24.99	(2,075)	27.45	(2,228)	26.57
Forfeited	(187)	47.40	(156)	46.04	(143)	37.47

Balance, December 31	10,030	$37.81	8,168	$35.98	9,138	$32.58

Exercisable, December 31	5,911	$33.24	5,333	$29.19	5,909	$28.39

The aggregate intrinsic value, which is the difference between the market price of an SLF Inc. common share and the exercise price of the stock option, for options exercisable as at December 31, 2008 is $8. For options where the exercise price is greater than the market price of an SLF Inc. share, the intrinsic value is zero. The aggregate intrinsic value of options exercised in 2008 was $6 ($51 and $48 for 2007 and 2006, respectively). As at December 31, 2008, the number of stock options vested and expected to vest at the end of the relevant vesting period is 9,515 thousand. The aggregate intrinsic value of the options vested and expected to vest is $8 with a weighted average exercise price of $37.54 and a weighted average remaining term to maturity of 5.89 years.
Compensation cost and the tax benefits recorded as well as the tax benefit realized for stock options are shown in the following table. For the options issued prior to January 1, 2002, and valued using the intrinsic value method, no compensation expense was recognized as the option’s exercise price was not less than the market price of the underlying stock on the day of grant.

	2008	2007	2006

Compensation expense recorded	$10	$10	$13
Income tax benefit on expense recorded	$1	$1	$1
Income tax benefit realized on exercised options	$1	$4	$6

96	Sun Life Financial Inc. | Annual Report 2008

Notes to the consolidated financial statements
The unrecognized compensation cost, adjusted for an estimate of future forfeitures, for non-vested stock options as at December 31, 2008 was $8. The weighted average recognition period over which this compensation cost is expected to be recognized is 3.2 years.
The stock options outstanding and exercisable as at December 31, 2008, by exercise price, are as follows:

	Options outstanding			Options exercisable
		Weighted			Weighted
		average			average
	Number of	remaining	Weighted	Number of	remaining	Weighted
	stock options	contractual	average	stock options	contractual	average
Range of exercise prices	(thousands)	life (years)	exercise price	(thousands)	life (years)	exercise price

$17.00 to $24.00	942	3.33	$22.38	942	3.33	$22.38
$25.00 to $30.00	2,918	5.21	27.84	2,018	3.18	27.58
$31.00 to $35.00	1,132	3.17	32.88	1,132	3.17	32.88
$36.00 to $45.00	1,196	5.97	40.43	907	5.91	40.31
$46.00 to $53.00	3,842	8.21	49.83	912	7.46	50.37

	10,030	6.04	$37.81	5,911	4.28	$33.24

The weighted average fair values of the stock options, calculated using the Black-Scholes option-pricing model, granted during the year ended December 31, 2008, was $6.59 ($8.73 and $8.40 for 2007 and 2006, respectively). The Black-Scholes option-pricing model used the following assumptions to determine the fair value of options granted during the year:

Weighted average assumptions	2008	2007	2006

Risk-free interest rate	3.4%	4.1%	4.1%
Expected volatility	23.8%	16.0%	16.0%
Expected dividend yield	3.8%	2.4%	2.2%
Expected life of the option (in years)	5.6	5.6	5.6
Expected volatility is based on historical volatility of the Company’s stock, implied volatilities from traded options on the Company’s stock and other factors. The expected term of options granted is derived based on historical employee exercise behaviour and employee termination experience. The risk-free rate for periods within the expected term of the option is based on Canadian government bond yield curve in effect at the time of grant.
B) EMPLOYEE SHARE OWNERSHIP PLAN
In Canada, the Company matches eligible employees’ contributions to the Sun Life Financial Employee Stock Plan (Plan). The match is provided for employees who have met two years of employment eligibility and is equal to 50% of the employee’s contributions up to 5% of an employee’s annual compensation. The match is further capped by a one thousand five hundred dollar annual maximum. Employees may elect to contribute from 1% to 20% of their target annual compensation to the Plan. The Company’s contributions vest immediately and are expensed.
C) OTHER STOCK-BASED COMPENSATION PLANS
All other stock-based compensation plans use notional units that are valued based on SLF Inc.’s common share price on the TSX. Any fluctuation in SLF Inc.’s common share price changes the value of the units, which affects the Company’s stock-based compensation expense. Upon redemption of these units, payments are made to the employees with a corresponding reduction in the accrued liability. The Company uses equity swaps and forwards to hedge its exposure to variations in cash flows due to changes in SLF Inc.’s common share price for all of these plans.
Details of these plans are as follows:
Senior Executives’ Deferred Share Unit (DSU) Plan: Under the DSU plan, designated executives may elect to receive all or a portion of their annual incentive award in the form of DSUs. Each DSU is equivalent to one common share and earns dividend equivalents in the form of additional DSUs at the same rate as the dividends on common shares. The designated executives must elect to participate in the plan prior to the beginning of the plan year and this election is irrevocable. Awards generally vest immediately; however, participants are not permitted to redeem the DSUs until termination, death or retirement. The value at the time of redemption will be based on the fair value of the common shares immediately before their conversion.
Restricted Share Unit (RSU) Plan: Under the RSU plan, participants are granted units that are equivalent to one common share and have a fair market value of a common share on the date of grant. Plan participants must generally hold RSUs for 36 months from the date of grant. RSUs earn dividend equivalents in the form of additional RSUs at the same rate as the dividends on common shares. The redemption value is the fair value of an equal number of common shares.

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Notes to the consolidated financial statements
Performance Share Unit (PSU) Plan: Under the PSU plan, participants are granted units that are the equivalent to one common share and have a fair market value of a common share on the date of grant. Plan participants must hold PSUs for 36 months from the date of grant. PSUs earn dividend equivalents in the form of additional PSUs at the same rate as the dividends on common shares. No PSUs will vest or become payable unless the Company meets its threshold targets with respect to specified performance targets. The plan provides for an enhanced payout if the Company achieves superior levels of performance to motivate participants to achieve a higher return for shareholders. Payments to participants are based on the number of PSUs earned multiplied by the fair value of the common shares at the end of the three-year performance period.
Additional information for other stock-based compensation plans: The activities in these plans and the liabilities accrued on the balance sheet are summarized in the following table.

Number of units (in thousands)	DSUs	RSUs	PSUs	Total

Units outstanding December 31, 2006	588	2,138	611	3,337
Units outstanding December 31, 2007	554	1,809	515	2,878
Units outstanding December 31, 2008	771	2,171	523	3,465

Liability accrued as at December 31, 2008	$17	$31	$7	$55
Compensation cost and the tax benefits recorded as well as the tax benefits realized for other stock-based compensation plans are shown in the following table. Since expenses for the DSUs are accrued as part of incentive compensation in the year awarded, the expenses below do not include these accruals. The expenses presented in the following table include increases in the liabilities for DSUs, RSUs and PSUs due to changes in the fair value of the common shares of SLF Inc. and the accruals of the RSU and PSU liabilities over the vesting period, and exclude any adjustment in expenses due to the impact of hedging.

	2008	2007	2006

Compensation expense recorded	$(16)	$49	$50
Income tax expense (benefit) on expense recorded	$6	$(17)	$(17)
The unrecognized liability and compensation cost for other stock-based compensation plan units outstanding as at December 31, 2008, including an adjustment for expected future forfeitures, as at December 31, 2008 was $31. The weighted average recognition period over which this compensation cost is expected to be recognized is 2 years. The unrecognized compensation cost and weighted average recognition period includes only costs related to the RSUs and PSUs since DSUs are vested at the date of grant. The Company paid $43 related to the liabilities of these plans in 2008 ($63 and $27 for 2007 and 2006, respectively).
D) STOCK-BASED COMPENSATION PLANS OF A SUBSIDIARY
A subsidiary of the Company grants stock options exercisable for shares of the subsidiary, restricted shares of the subsidiary and restricted share units (RSUs). Vesting requirements must be met in order for employees to have full ownership rights to the restricted share awards. Dividends are paid to restricted shareholders and are not forfeited in the event that the award does not ultimately vest. The restricted stock awards vest over a four or five-year period and stock options vest over a four-year period. The RSUs vest over a two-year period from the grant date and RSU holders are entitled to receive non-forfeitable dividend equivalent payments over the vesting period. The RSUs are settled in cash upon vesting, while the stock options and restricted stock awards are settled in shares of the subsidiary.
The outstanding awards and related expenses in the consolidated statements of operations for these awards are as follows:

	2008	2007	2006

Awards outstanding (in thousands)	143	151	172
Expense recorded in operating expenses	$37	$37	$17
Income tax benefit recorded	$16	$14	$6

98	Sun Life Financial Inc. | Annual Report 2008

Notes to the consolidated financial statements
19. Income taxes
In the consolidated statements of operations, the income tax expense for the Company’s worldwide operations has the following components:

	2008	2007	2006

Canadian income tax expense (benefit):
Current	$252	$(89)	$418
Future	98	135	(271)

Total	350	46	147

Foreign income tax expense (benefit):
Current	(106)	158	306
Future	(587)	318	(64)

Total	(693)	476	242

Total income taxes expense (benefit)	$(343)	$522	$389

The after-tax undistributed earnings of most non-Canadian subsidiaries would be taxed only upon their repatriation to Canada. The Company recognizes a future tax liability, if any, on these undistributed earnings to the extent that management expects they will be repatriated in the foreseeable future. To the extent repatriation of such earnings is not currently planned, the Company has not recognized the future tax liability. If the undistributed earnings of all non-Canadian subsidiaries not currently planned were repatriated, additional taxes that would be payable are estimated to be $160 as at December 31, 2008 ($134 and $105 in 2007 and 2006, respectively).
The Company’s effective worldwide income tax rate differs from the combined Canadian federal and provincial statutory income tax rate, as follows:

	2008		2007		2006

		%		%		%

Total net income	$857		$2,290		$2,144
Add: Income taxes expense (benefit)	(343)		522		389
Non-controlling interests in net income of subsidiaries	23		35		27

Total net income before income taxes and non-controlling interests in net income of subsidiaries	$537		$2,847		$2,560

Taxes at the combined Canadian federal and provincial statutory income tax rate	$175	32.5	$996	35.0	$896	35.0
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(441)	(82.1)	(250)	(8.8)	(239)	(9.3)
Tax (benefit) cost of unrecognized losses	20	3.7	19	0.6	(41)	(1.6)
Tax exempt investment income	(49)	(9.1)	(155)	(5.4)	(179)	(7.0)
Changes to statutory income tax rates	(30)	(5.6)	(86)	(3.0)	(41)	(1.6)
Other	(18)	(3.3)	(2)	(0.1)	(7)	(0.3)

Company’s effective worldwide income taxes	$(343)	(63.9)	$522	18.3	$389	15.2

During 2007 and 2006, the Canadian federal government and certain provinces reduced corporate income tax rates for years after 2007. The statutory income tax rate will decline gradually to 28% in 2012 as these rate reductions become effective. This reduction requires the Company to review its Canadian future tax assets and liabilities on an ongoing basis. The re-measurement of future taxes in 2008, 2007 and 2006 impacted both the business attributable to participating policyholders and shareholders. The participating policyholders benefited by $25 in 2008 ($32 and $36 in 2007 and 2006, respectively), while the increase to shareholders’ income amounted to $5 in 2008 ($54 and $5 in
2007 and 2006, respectively).
The Company has accumulated tax losses, primarily in the United Kingdom, United States and Canada, totalling $777 ($572 in 2007). The benefit of these tax losses has been recognized to the extent that they are more likely than not to be realized in the amount of $134 ($95 in 2007) in future income taxes. The capital losses in the United States expire in 2013 while non-capital losses expire in 2023. The losses in Canada expire primarily in 2028. The losses in the United Kingdom can be carried forward indefinitely. The Company will realize this benefit in future years through a reduction in current income taxes as and when the losses are utilized. These tax losses are subject to examination by various tax authorities and could be reduced as a result of the adjustments to tax returns. Furthermore, legislative, business or other changes may limit the Company’s ability to utilize these losses.

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Notes to the consolidated financial statements
The following are the future tax assets and liabilities in the consolidated balance sheets by source of temporary differences:

	2008		2007

	Assets	Liabilities	Assets	Liabilities

Investments	$1,927	$809	$(27)	$1,257
Actuarial liabilities	(1,323)	(245)	261	(464)
Deferred acquisition costs	464	–	144	(199)
Losses available for carry forward	62	(128)	6	(111)
Other	203	13	3	82

	1,333	449	387	565

Valuation allowance	(143)	28	(5)	17

Total	$1,190	$477	$382	$582

Future income taxes are the result of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the recognized tax effects in the consolidated statements of operations are as follows:

	2008	2007	2006

Investments	$(2,070)	$(524)	$14
Actuarial liabilities	1,851	883	(101)
Deferred acquisition costs	(46)	(67)	(45)
Losses (incurred) utilized	71	(3)	(75)
Other	(295)	164	(128)

Future income tax expense (benefit)	$(489)	$453	$(335)

20. Income taxes included in OCI
OCI included on the consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of OCI for the year ended December 31:

	2008	2007

Unrealized foreign currency gains and losses on net investment hedges	$(5)	$13
Unrealized gains and losses on available-for-sale assets	376	21
Reclassifications to net income for available-for-sale assets	(48)	29
Unrealized gains and losses on cash flow hedging instruments	62	28
Reclassifications to net income for cash flow hedges	–	4

Total income taxes benefit (expense) included in OCI	$385	$95

21. Commitments, guarantees and contingencies
A) LEASE COMMITMENTS
The Company leases offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases total $425. The future rental payments by year of payment are included in Note 6B).
B) CONTRACTUAL COMMITMENTS
In the normal course of business, various contractual commitments are outstanding, which are not reflected in the Consolidated Financial Statements. In addition to the loan commitments for bonds and mortgages included in Note 6Ai), the Company has equity and real estate commitments. As at December 31, 2008, the Company had a total of $1,072 of contractual commitments outstanding. The expected maturities of these commitments are included in Note 6B).
C) LETTERS OF CREDIT
The Company issues commercial letters of credit in the normal course of business. As at December 31, 2008, letters of credit in the amount of $1,236 are outstanding.
D) INDEMNITIES AND GUARANTEES
In the normal course of its business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements,

100	Sun Life Financial Inc. | Annual Report 2008

Notes to the consolidated financial statements
leasing contracts, trade-mark licensing agreements, underwriting and agency agreements, information technology agreements, distribution agreements, financing agreements, the sale of equity interests, and service agreements. These agreements may require the Company to compensate the counterparties for damages, losses, or costs incurred by the counterparties as a result of breaches in representation, changes in regulations (including tax matters) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The Company has also agreed to indemnify its directors and certain of its officers and employees in accordance with the Company’s by-laws. These indemnification provisions will vary based upon the nature and terms of the agreements. In many cases, these indemnification provisions do not contain limits on the Company’s liability, and the occurrence of contingent events that will trigger payment under these indemnities is difficult to predict. As a result, the Company cannot estimate its potential liability under these indemnities. The Company believes that the likelihood of conditions arising that would trigger these indemnities is remote and, historically, the Company has not made any significant payment under such indemnification provisions.
In certain cases, the Company has recourse against third parties with respect to the aforesaid indemnities, and the Company also maintains insurance policies that may provide coverage against certain of these claims.
Guarantees made by the Company that can be quantified are included in Note 6Ai).
E) GUARANTEES OF SUN LIFE ASSURANCE PREFERRED SHARES AND SUBORDINATED DEBENTURES
On November 15, 2007, SLF Inc. provided a full and unconditional guarantee of the following subordinated debentures issued by Sun Life Assurance: the $150 of 6.30% subordinated debentures due 2028, the $300 of 6.65% subordinated debentures due 2015, and the $800 of 6.15% subordinated debentures due 2022. All of the subordinated debentures were held by external parties. On that date, SLF Inc. also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. Claims under the guarantee of the subordinated debentures will rank equally with all other subordinated indebtedness of SLF Inc. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.
The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

			Other
		Sun Life	subsidiaries
	SLF Inc.	Assurance	of SLF Inc.	Consolidation	SLF Inc.
	(Unconsolidated)	(Consolidated)	(Combined)	adjustments	(Consolidated)

2008
Revenue	$518	$13,290	$2,689	$(934)	$15,563
Shareholders’ net income	$855	$1,506	$(814)	$(692)	$855

2007
Revenue	$217	$15,154	$6,445	$(628)	$21,188
Shareholders’ net income	$2,288	$1,389	$858	$(2,247)	$2,288

2006
Revenue	$112	$16,424	$8,347	$(596)	$24,287
Shareholders’ net income	$2,137	$1,411	$728	$(2,139)	$2,137

			Other
		Sun Life	subsidiaries
	SLF Inc.	Assurance	of SLF Inc.	Consolidation	SLF Inc.
	(Unconsolidated)	(Consolidated)	(Combined)	adjustments	(Consolidated)

2008
Invested assets	$20,393	$81,169	$24,103	$(18,787)	$106,878
Total other assets	$4,844	$10,912	$8,942	$(11,743)	$12,955
Actuarial and other policy liabilities	$–	$65,954	$15,484	$(27)	$81,411
Total other liabilities	$7,934	$15,729	$12,242	$(14,892)	$21,013

2007
Invested assets	$20,352	$77,928	$23,586	$(18,846)	$103,020
Total other assets	$5,798	$9,505	$10,925	$(14,957)	$11,271
Actuarial and other policy liabilities	$–	$64,502	$15,175	$153	$79,830
Total other liabilities	$9,028	$13,049	$13,359	$(18,192)	$17,244

Sun Life Financial Inc. | sunlife.com	101

Notes to the consolidated financial statements
F) LEGAL AND REGULATORY PROCEEDINGS
SLF Inc. and its subsidiaries are regularly involved in legal actions, both as a defendant and as a plaintiff. In addition, government and regulatory bodies in Canada, the United States, the United Kingdom and Asia, including federal, provincial and state regulatory bodies, securities and insurance regulators in Canada, the United States and other jurisdictions, the United States Securities Commission, the United States Financial Industry Regulatory Authority, and state attorneys general in the United States, from time to time, make inquiries and require the production of information or conduct examinations concerning compliance by SLF Inc. and its subsidiaries with insurance, securities and other laws. Management does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the Company’s financial condition or results of operations.
Additional information concerning these and related matters is provided in SLF Inc.’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2008, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
22. Pension plans and other post-retirement benefits
The Company sponsors non-contributory defined benefit pension plans for eligible qualifying employees. The defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. The specific features of these plans vary in accordance with the employee group and countries in which employees are located. In addition, the Company maintains supplementary non-contributory pension arrangements for eligible employees, primarily for benefits which do not qualify for funding under the various registered pension plans.
The Company has also established defined contribution pension plans for eligible qualifying employees. Company contributions to these defined contribution pension plans are subject to certain vesting requirements. Generally, Company contributions are a set percentage of employees’ annual income and matched against employee contributions.
In addition to the Company’s pension plans, in some countries the Company provides certain post-retirement medical, dental and life insurance benefits to eligible qualifying employees and to their dependents upon meeting certain requirements. Eligible retirees may be required to pay a portion of the premiums for these benefits and, in general, deductible amounts and co-insurance percentages apply to benefit payments. These post-retirement benefits are not pre-funded.

102	Sun Life Financial Inc. | Annual Report 2008

Notes to the consolidated financial statements
The following tables set forth the status of the defined benefit pension and other post-retirement benefit plans.

	Pension		Post-retirement
	2008	2007	2008	2007

Change in projected benefit obligation:
Projected benefit obligation, January 1	$2,426	$2,643	$249	$328
Change in January 1 balance due to acquisition	–	–	–	5
Service cost	50	53	5	7
Interest cost	129	128	14	15
Adjustment for change in measurement date	2	–	–	–
Actuarial losses (gains)	(331)	(159)	(34)	(23)
Benefits paid	(112)	(104)	(11)	(10)
Curtailments, settlements and plan amendments	–	4	(1)	(64)
Effect of changes in currency exchange rates	22	(139)	11	(9)

Projected benefit obligation, December 31(1)(2)	$2,186	$2,426	$233	$249

Accumulated benefit obligation, December 31(3)	$2,005	$2,213

Change in plan assets:
Fair value of plan assets, January 1	$2,393	$2,502	$–	$–
Net actual return on plan assets	(307)	122	–	–
Employer contributions	14	16	11	11
Adjustment for change in measurement date	2	–	–	–
Benefits paid	(112)	(104)	(11)	(11)
Effect of changes in currency exchange rates	5	(143)	–	–

Fair value of plan assets, December 31(1)	$1,995	$2,393	$–	$–

Net funded status, December 31	$(191)	$(33)	$(233)	$(249)
Unamortized net actuarial loss	436	319	(18)	22
Unamortized past service cost	11	12	(28)	(50)
Unamortized transition asset	(52)	(72)	(4)	(6)
Contributions (transfers), October 1 to December 31(1)	–	(1)	–	1

Accrued benefit asset (liability), December 31(1)	$204	$225	$(283)	$(282)

Balance sheet classification of accrued benefit asset (liability), December 31:
Other assets	$422	$422	$–	$–
Other liabilities	$218	$197	$283	$282

Pension plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	$1,027	$778

Plan assets	$756	$553

Sun Life Financial Inc. | sunlife.com	103

Notes to the consolidated financial statements
The rate of compensation increase is a long-term rate based on current expectations of future pay increases.

	Pension			Post-retirement

	2008	2007	2006	2008	2007	2006

Components of defined benefit cost recognized:
Service cost, curtailments and settlements	$50	$53	$56	$5	$(7)	$9
Plan amendments	–	4	8	(1)	(64)	–
Interest cost	129	128	124	14	15	17
Actual return on plan assets	307	(122)	(242)	–	–	–
Actuarial losses (gains)	(331)	(159)	(25)	(34)	(23)	(27)

Benefit cost before adjustments to recognize the long-term nature of defined benefit plans	$155	$(96)	$(79)	$(16)	$(79)	$(1)

Adjustments to recognize the long-term nature of defined benefit plans:
Difference between expected and actual return on plan assets for year	$(462)	$(41)	$73	$–	$–	$–
Difference between actuarial losses (gains) recognized and actual actuarial losses (gains) on accrued benefit obligation for year	363	189	55	35	25	31
Difference between amortization of past service costs for year and actual plan amendments for year	1	1	(7)	(23)	45	(2)
Amortization of transition obligation (asset)	(18)	(18)	(17)	(2)	(2)	(2)

Total adjustments to defer costs to future periods	$(116)	$131	$104	$10	$68	$27

Total benefit cost recognized	$39	$35	$25	$(6)	$(11)	$26

Key weighted average assumptions:

		Pensions		Post-retirement

	2008	2007	2008	2007

To measure benefit obligation at end of year(1)
Discount rate	6.5%	5.5%	6.5%	5.4%
Rate of compensation increase	3.6%	3.7%	–	–
Initial health care cost trend rate(4)	–	–	9.4%	9.8%
To determine benefit costs or income for the period
Discount rate	5.5%	5.2%	5.4%	5.1%
Expected long-term rate of return on plan assets	7.0%	7.5%	–	–
Rate of compensation increase	3.7%	3.7%	–	–
Initial health care cost trend rate(4)	–	–	9.8%	9.8%

(1)	The measurement date for the plans in the United States has changed from September 30 to December 31 in 2008. All other defined benefit plans have the measurement date as December 31.

(2)	The date of the most recent actuarial valuation for funding purposes was January 1, 2006 for the United Kingdom, and January 1, 2008 for all other plans. The next required funding valuation is January 1, 2011 for the plans in Canada, and January 1, 2009 for all other plans.

(3)	The accumulated benefit obligation is smaller than the projected benefit obligation since it does not recognize projected future compensation increases.

(4)	The assumed medical cost trend rate used in measuring the accumulated post-retirement benefits obligation in Canada in 2008 was 9.5%, decreasing by 0.5% each year to an ultimate rate of 5.5% per year. In the United States in 2008, the assumed rate was 9%, decreasing gradually to an ultimate rate of 5.0% per year in 2014. The assumed dental cost trend rate is 4.5% in Canada and 5% in the United States.
Discount rate, return on plan assets and rate of compensation increase:
The major economic assumptions which are used in determining the actuarial present value of the accrued benefit obligations vary by country. In determining the discount rate for the Canadian plans, a yield curve for long-term Corporate “AA” bonds is developed from the Government of Canada yield curve by adding an appropriate adjustment to reflect the risk characteristics of high-quality Corporate bonds. This curve is then used to calculate a level discount rate by reference to the spot yields on high-quality, non-callable, zero-coupon Corporate bonds with maturities that match the estimated benefit cash flows for the plan.
In determining the discount rate for the plans in the United States, a benchmark rate is used by referencing various published indexes such as the Merrill Lynch 10+ High Quality Index, 30-year Treasury Bonds, Moody’s Aa, and Moody’s Baa. The discount rate assumption is selected after considering the projected cash flows paid from the Company’s U.S. benefit plans based on plan demographics, plan provisions, and the economic environment as of the measurement date.
The assumed rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions by asset class and is selected from a range of possible future asset returns.

104	Sun Life Financial Inc. | Annual Report 2008

Notes to the consolidated financial statements
Health care cost calculations are based on trend rate assumptions which may differ from actual results. Changes in trend rate assumptions by 1% in either direction will change the health care cost as follows:

	1%

	Increase	Decrease

Effect on post-retirement benefit obligations	$19	$(17)
Effect on aggregated service and interest costs	$2	$(2)
Composition of fair value of plan assets, December 31:

	2008	2007

Equity investments	37%	43%
Fixed income investments	47%	44%
Real estate investments	5%	4%
Other	11%	9%

Total composition of fair value of plan assets	100%	100%

Target allocation of plan assets, December 31:

	2008	2007

Equity investments	42%	42%
Fixed income investments	45%	45%
Real estate investments	4%	5%
Other	9%	8%

Total	100%	100%

The assets of the defined benefit pension plans are primarily held in trust for plan members, and are managed within the provisions of the plans’ investment policies and procedures. Diversification of the investments is used to minimize credit, market and foreign currency risks. Due to the long-term nature of the pension obligations and related cash flows, asset mix decisions are based on long-term market outlooks within the specified tolerance ranges. The long-term investment objectives of the defined benefit pension plans are to exceed the real rate of investment return assumed in the actuarial valuation of plan liabilities. Over shorter periods, the objective of the defined benefit pension plans is to exceed the average market returns of a well-diversified portfolio. Liquidity is managed with consideration to the cash flow requirements of the liabilities.
Permitted investments of the defined benefit pension plans include guaranteed funds, annuities, and pooled and non-pooled variable accumulation funds in addition to any other investment vehicle approved by the plan sponsors that is eligible under pension regulations. The policy statement for each fund or manager mandate either prohibits, or permits, within specified constraints, the use of derivative instruments such as options and futures. The use of derivative instruments is limited to unleveraged substitution and hedging strategies. The defined benefit pension plans may not invest in securities of a related party or lend to any related party unless such securities are publicly traded and selected by the manager, acting independently on behalf of all that manager’s discretionary accounts or pooled funds, which have mandates similar to those of the Company’s defined benefit pension plans.
The following tables set forth the expected contributions and expected future benefit payments of the defined benefit pension and other post-retirement benefit plans.

					Post-
		Pension			retirement	Total

Expected contributions for the next 12 months				$31	$8	$39
Expected future benefit payments
	2009	2010	2011	2012	2013	2014–2018

Pension	$91	$96	$100	$108	$112	$660
Post-retirement	14	14	15	16	16	93

Total	$105	$110	$115	$124	$128	$753

The total contribution made by the Company to defined contribution plans was $52 in 2008, $52 in 2007 and $51 in 2006.

Sun Life Financial Inc. | sunlife.com	105

Notes to the consolidated financial statements
23. Foreign exchange gain/loss
The net foreign exchange loss of $6, equivalent to the proportionate amount of the foreign exchange loss accumulated in the unrealized foreign currency translation gains (losses) in accumulated other comprehensive income from its self-sustaining foreign operations, was recognized in net investment income for the year ended December 31, 2008 (loss of $3 in 2007 and gain of $4 in 2006).
24. Related party transactions
Transactions between SLF Inc. and its subsidiaries, which are related parties of SLF Inc., have been eliminated on consolidation and are not disclosed in this note.
The Company receives distribution fees from Cl Investments Inc. for sales of its products by agents licensed through the Company. Distribution fees for 2008 of $129 ($144 and $127 in 2007 and 2006, respectively) are included in fee income in the consolidated statements of operations. The equity investment in Cl Financial was sold on December 12, 2008, as described in Note 3, and as a result, Cl Investments Inc. is no longer a related party of the Company.
25. Variable interest entities
The Company has a greater than 20% involvement in a number of variable interest entities (VIEs) where the Company does not have a controlling financial interest, including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment, and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $367, which is the carrying amount of these assets.
In the fourth quarter of 2007, a subsidiary of the Company obtained external funding (as described in Note 12D) for excess U.S. statutory actuarial reserves attributable to specific blocks of universal life policies through the use of a VIE. The subsidiary of the Company consolidates this VIE as the primary beneficiary since it is exposed to the majority of the expected losses.
26. Summary of differences between accounting principles generally accepted in Canada and in the United States
The Company’s Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in Canada (Cdn. GAAP). These accounting principles differ in certain respects from accounting principles generally accepted in the United States (U.S. GAAP). The differing basis of accounting changes the incidence of profit recognition over its lifetime. Regardless of the accounting basis chosen, the total profit of an insurance contract will not change. The financial statement impact and a description of the material differences follow.

106	Sun Life Financial Inc. | Annual Report 2008

Notes to the consolidated financial statements
A) RECONCILIATION OF SELECTED CANADIAN (CDN.) GAAP FINANCIAL STATEMENT INFORMATION TO U.S. GAAP
i) Consolidated statements of operations:

	2008		2007		2006

	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Revenue
Premiums	$13,587	$8,979	$13,124	$8,517	$14,609	$7,791
Total net investment income (loss)	(526)	2,401	4,748	5,823	6,664	6,022
Net realized gains (losses)	(241)	(951)	104	291		337
Fee income	2,743	3,335	3,212	3,343	3,014	3,077

	15,563	13,764	21,188	17,974	24,287	17,227

Policy benefits and expenses
Payments to policyholders, beneficiaries and depositors	14,314	9,847	15,196	9,813	13,730	8,860
Increase (decrease) in actuarial liabilities	(4,429)	2,085	(2,515)	1,262	2,525	1,602
Acquisition expense amortization	50	(394)	64	337	112	779
Other expenses	5,091	3,970	5,596	4,504	5,360	4,159

	15,026	15,508	18,341	15,916	21,727	15,400

Income (loss) before income taxes and non-controlling interests	537	(1,744)	2,847	2,058	2,560	1,827
Income taxes expense (benefit)	(343)	(1,088)	522	308	389	243
Non-controlling interests in net income of subsidiaries	23	23	35	35	27	27

Income (loss) before cumulative effect of accounting changes	857	(679)	2,290	1,715	2,144	1,557
Cumulative effect of accounting changes, net of taxes		–		–		4

Total net income (loss)	857	(679)	2,290	1,715	2,144	1,561
Less participating policyholders’ net income	2	–	2	–	7	–

Shareholders’ net income (loss)	855	(679)	2,288	1,715	2,137	1,561
Less preferred shareholder dividends	70	70	69	69	48	48

Common shareholders’ net income (loss)	$785	$(749)	$2,219	$1,646	$2,089	$1,513

Earnings (loss) per share
Basic
Common shareholders’ net income (loss) excluding cumulative effect of accounting changes	$1.40	$(1.34)	$3.90	$2.89	$3.62	$2.61
Cumulative effect of accounting changes		–		–		0.01

Common shareholders’ net income (loss)	$1.40	$(1.34)	$3.90	$2.89	$3.62	$2.62

Diluted
Common shareholders’ net income (loss) excluding cumulative effect of accounting changes	$1.37	$(1.36)	$3.85	$2.84	$3.58	$2.58
Cumulative effect of accounting changes		–		–		0.01

Common shareholders’ net income (loss)	$1.37	$(1.36)	$3.85	$2.84	$3.58	$2.59

Weighted average shares outstanding in millions
Basic	561	561	569	569	577	577
Diluted	562	561	572	572	580	580

Sun Life Financial Inc. | sunlife.com	107

Notes to the consolidated financial statements
ii) Consolidated balance sheets:

	2008		2007

	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Assets
Bonds – held-for-trading	$48,458	$15,915	$50,608	$5,781
Bonds – available-for-sale	10,616	42,810	9,148	53,962
Mortgages and corporate loans	22,302	22,302	20,742	20,742
Stocks – held-for-trading	3,440	1,062	4,438	1,463
Stocks – available-for-sale	1,018	3,396	788	3,763
Real estate, net of accumulated depreciation (accumulated depreciation: 2008 – $528; 2007 – $441)	4,908	3,346	4,303	2,961
Cash and cash equivalents	7,263	7,098	3,603	3,740
Short-term securities(1)	1,616	1,584	1,897	1,882
Derivative assets	2,669	2,673	1,947	1,931
Policy loans and other invested assets	3,585	4,648	4,349	6,157
Other invested assets – held-for-trading	380	204	440	264
Other invested assets – available-for-sale	623	793	757	954

Invested assets	106,878	105,831	103,020	103,600
Goodwill	6,598	4,854	6,018	4,565
Intangible assets	878	872	775	770
Deferred acquisition costs	154	9,384	139	6,677
Future income taxes(2)	1,190	1,673	382	233
Other assets	4,135	9,292	3,957	8,287

Total other assets	12,955	26,075	11,271	20,532
Segregated funds assets(3)		65,362		72,834

Total consolidated assets	$119,833	$197,268	$114,291	$196,966

Segregated funds net assets(3)	$65,762		$73,205

Liabilities and equity
Actuarial liabilities and other policy liabilities	$81,411	$57,082	$79,830	$53,920
Contract holder deposits		37,268		32,706
Amounts on deposit	4,079	4,403	3,747	3,616
Derivative liabilities	3,219	3,271	638	642
Deferred net realized gains	251		276
Senior debentures	3,013	3,013	3,014	3,014
Future income taxes(2)	477	236	582	545
Other liabilities	7,354	9,718	7,093	10,625

Total general fund liabilities	99,804	114,991	95,180	105,068
Subordinated debt	2,576	2,576	1,796	1,796
Non-controlling interests in subsidiaries	44	44	98	98
Segregated funds liabilities(3)		65,362		72,834
Equity	17,409	14,295	17,217	17,170

Total consolidated liabilities and equity	$119,833	$197,268	$114,291	$196,966

Segregated funds contract liabilities(3)	$65,762		$73,205

(1)	U.S. GAAP terminology is short-term investments.

(2)	U.S. GAAP terminology is deferred income tax.

(3)	U.S. GAAP terminology is separate accounts.

108	Sun Life Financial Inc. | Annual Report 2008

Notes to the consolidated financial statements
iii) Consolidated statements of equity:

	2008			2007

	Cdn. GAAP	U.S. GAAP		Cdn. GAAP	U.S. GAAP

Participating policyholders’ capital account:
Balance, January 1	$95	$		$92	$
Adjustment for change in accounting policy (Note 2)	–			6
Net income attributed to participating policyholders	2			2
Total other comprehensive income (loss)	9			(5)

Balance, December 31	106			95

Shareholders’ equity:
Preferred shares
Balance, January 1	1,495		1,495	1,250		1,250
Shares issued, net of issuance costs	–		–	245		245

Balance, December 31	1,495		1,495	1,495		1,495

Paid in capital
Balance, January 1	7,095		12,912	7,154		12,981
Stock options exercised(2)	8		8	55		55
Common shares purchased for cancellation(1)	(60)		(108)	(115)		(211)
Stock option compensation(3)	58		71	1		55
Subsidiary equity transaction	–		20	–		32

Balance, December 31	7,101		12,903	7,095		12,912

Retained earnings
Balance, January 1, as previously reported	11,282		5,052	10,016		4,450
Adjustment for changes in accounting policies (Note 2 and Section C of this note)	–		(87)	186		(1)

Balance, January 1, after change in accounting policy	11,282		4,965	10,202		4,449
Net income (loss) for the year attributed to shareholders	855		(679)	2,288		1,715
Dividends on common shares	(809)		(809)	(752)		(752)
Dividends on preferred shares	(70)		(70)	(69)		(69)
Common shares purchased for cancellation	(157)		(109)	(387)		(291)

Balance, December 31	11,101		3,298	11,282		5,052

Accumulated other comprehensive income (loss), net of taxes
Balance, January 1, as previously reported	(2,750)		(2,289)	(1,328)		(170)
Adjustment for change in accounting policy (Note 2 and Section C of this note)	–		87	359		–

Balance, January 1, after changes in accounting policies	(2,750)		(2,202)	(969)		(170)
Total other comprehensive income (loss)	356		(1,199)	(1,781)		(2,119)

Balance, December 31	(2,394)		(3,401)	(2,750)		(2,289)
Total retained earnings and accumulated other comprehensive income (loss)	8,707		(103)	8,532		2,763

Total equity	$17,409		$14,295	$17,217		$17,170

Accumulated other comprehensive income (loss), net of taxes
Balance, end of year, consists of:
Unamortized net actuarial loss(4)			(173)			(126)
Unamortized past service cost(4)			13			29
Unamortized transition asset(4)			–			5
Unrealized gains (losses) on available-for-sale assets	(1,429)		(2,371)	25		1,316
Unrealized foreign currency translation gains (losses), net of hedging activities	(1,049)		(1,362)	(2,821)		(2,866)
Unrealized gains (losses) on derivatives designated as cash flow hedges	79		(7)	32		3
Deferred acquisition costs and other liabilities			499			(650)

Balance, December 31	$(2,399)		$(3,401)	$(2,764)		$(2,289)

(1)	Shown as share capital under Cdn. GAAP.

(2)	Shown as share capital and contributed surplus under Cdn. GAAP.

(3)	Shown as contributed surplus under Cdn. GAAP.

(4)	Included in other assets and other liabilities for plans with surpluses and deficits respectively under Cdn. GAAP.

Sun Life Financial Inc. | sunlife.com	109

Notes to the consolidated financial statements
iv) Comprehensive income:
A consolidated statement of comprehensive income was introduced under Cdn. GAAP upon the adoption of Section 1530 on January 1, 2007 as described in Note 2. For U.S. GAAP, changes to deferred acquisition costs and other liabilities are included in addition to the components included in comprehensive income for Cdn. GAAP.

	2008		2007		2006

	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP	U.S. GAAP

Total net income (loss)	$857	$(679)	$2,290	$1,715	$1,561
Other comprehensive income (loss), net of taxes:
Unrealized foreign currency translation gains (losses), excluding hedges	2,162	1,955	(1,781)	(1,807)	236
Unrealized foreign currency gains (losses), net investment hedges	(396)	(451)	282	343	(60)
Net adjustment for foreign exchange losses	6	–	3	–	–
Unrealized gains (losses) on available-for-sale assets	(1,653)	(4,763)	(238)	(1,140)	78
Reclassifications to net income (loss) for available-for-sale assets	199	885	(84)	(288)	(30)
Unrealized gains (losses) on cash flow hedging instruments	24	(34)	40	7	5
Reclassifications to net income (loss) for cash flow hedges	23	24	(8)	(7)	(8)
Changes to deferred acquisition costs and other liabilities		1,253		639	268
Changes in unamortized net actuarial loss		(47)		114	–
Changes in past service cost		(16)		22	–
Changes in transition asset		(5)		(2)	–
Additional minimum pension liability(1)		–		–	136

Total other comprehensive income (loss)	365	(1,199)	(1,786)	(2,119)	625

Less:
Participating policyholders’ net income	2		2
Participating policyholders’ foreign currency translation gains (losses) excluding hedges	9		(5)

Shareholders’ comprehensive income (loss)	$1,211	$(1,878)	$507	$(404)	$2,186

(1)	The additional minimum pension liability includes the impact of adopting FASB Statement No. 158 – Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158).
v) Effect of differences between Cdn. GAAP and U.S. GAAP net income:
For the differences between Cdn. GAAP and U.S. GAAP net income listed below, please refer to the following section for a description of the differences in accounting policies.

	2008	2007	2006

Total net income in accordance with Cdn. GAAP	$857	$2,290	$2,144
Adjustments related to:
Investments
Bonds(1) excluding interest rate related impairment	2,314	1,559	(217)
Interest rate related impairment	(682)	(100)	–
Stocks and segregated fund units(1)	980	114	75
Derivative instruments	(136)	(96)	(65)
Real estate	(214)	(125)	(95)

Total investments	2,262	1,352	(302)

Deferred acquisition costs
Deferred acquisition costs – deferred	793	723	897
Deferred acquisition costs – amortization and interest	444	(273)	(665)

Total deferred acquisition costs	1,237	450	232

Actuarial liabilities and other policyholder revenues and expenses
Premium and fees revenue	(3,766)	(4,167)	(6,466)
Payments to policyholders, beneficiaries and depositors	4,467	5,383	4,870
Actuarial liabilities	(6,514)	(3,777)	923

Total actuarial liabilities and other policyholder revenues and expenses	(5,813)	(2,561)	(673)

Other	33	(30)	10
Income tax effect of above adjustments	745	214	146
Change in accounting policy	–	–	4

Total net income (loss) in accordance with U.S. GAAP	$(679)	$1,715	$1,561

(1)	In 2007 and 2008, differences in net income are attributable to different asset designations. Under Cdn. GAAP, assets are designated as held-for-trading for investments supporting actuarial liabilities, and available-for-sale for assets not supporting actuarial liabilities (as described in more detail in Note 2). For U.S. GAAP, most of the Company’s assets are designated as available-for-sale.

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Notes to the consolidated financial statements
B) SIGNIFICANT ACCOUNTING POLICY DIFFERENCES BETWEEN CDN. GAAP AND U.S. GAAP APPLICABLE TO THE COMPANY
i) The following table shows the significant accounting policy differences between Cdn. GAAP and U.S. GAAP:

	Cdn. GAAP	U.S. GAAP

Bonds and stocks	Any financial asset that is not a loan or a receivable and whose fair value can be reliably measured can be designated as held-for-trading.	Commencing January 1, 2008, as a result of issuance of FAS 159, certain financial assets and liabilities can be designated as held-for-trading under certain conditions. Prior to 2008, only debt and equity securities that have reliably determinable fair values and are bought and held principally for the purpose of selling them in the near term are classified as held-for-trading.

In addition to other-than-temporary impairment due to issuer credit, other-than-temporary impairment charges are recorded for declines in fair values of available-for-sale bonds due to changes in prevailing interest rates when the Company does not have the intent and ability to hold to recovery.

Real estate	Real estate held for investment is originally recorded at cost.	Real estate held for investment is carried at depreciated cost.

	The carrying value is adjusted towards the fair value at 3% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales are deferred and amortized into net investment income at the rate of 3% of the unamortized balance each quarter.	Realized gains and losses on sales are reflected in income immediately.

Other than temporary declines in value of specific properties result in a write-down charged to income.

The Company records a write-down for any other than temporary decline in the value of the entire real estate portfolio.

Deferred acquisition costs	Costs of acquiring new insurance and annuity business, primarily commissions; underwriting; issue expenses and agency expenses are implicitly recognized in actuarial liabilities for most of the policies.	Acquisition costs are deferred and recorded as an asset.

Amortization of such costs is dependent on the product to which the costs relate. For participating life insurance contracts, except for participating policies in the United Kingdom, amortization is based on a constant percentage of gross margin. For universal life and investment-type contracts, amortization is based on a constant percentage of gross profit. For other non-participating products, including term, group and disability insurance, amortization is based on a constant percentage of premium. Amortization for participating policies in the United Kingdom is based on the change in the sum assured. In cases where amortization is based on gross profit or margin, and available-for-sale bonds or stocks are used to support the underlying contract liability or actuarial reserve, a portion of the unrealized gains and losses balance is removed from equity and netted against the deferred acquisition cost balance.

Actuarial liabilities and contract holder deposits	Actuarial liabilities are calculated in accordance with Canadian generally accepted actuarial practice. This method uses best estimate assumptions for future experience factors adjusted to provide modest margins for adverse deviation in each experience factor.	The actuarial liabilities for participating life policies, except those in the United Kingdom, are computed using a net level premium reserve method with interest and mortality assumptions based primarily upon those assumptions used for establishing the cash surrender values in the contract. For universal life-type and investment contracts, contract holder deposits represent account balances and U.S. GAAP liabilities primarily equal account value balances. The account values represent an accumulation of gross deposits received plus credited interest less withdrawals, expenses and mortality charges. Other non-participating products include

Sun Life Financial Inc. | sunlife.com	111

Notes to the consolidated financial statements

	Cdn. GAAP	U.S. GAAP

term, group and disability insurance. For these products, as well as participating contracts in the United Kingdom, a net level premium method is used with assumptions locked in at time of issue, unless the business is in a loss recognition position, in which case a best estimate gross premium valuation is used.

Deferred net realized gains	Realized gains and losses on sales of real estate are deferred and amortized.	Realized gains and losses on sales of real estate are recognized in income immediately.

Premium revenue, fee income, maturities and surrenders, and interest on claims and deposits	Premiums for universal life and other investment-type contracts are recorded as revenue, and a liability for future policy benefits is established as a charge to income.

Interest accrued on contracts is shown as an increase in actuarial liabilities.	Amounts received for universal life and investment-type contracts are not included in the income statement but are reported as deposits to contract holder account balances. Revenues from these contracts are limited to amounts assessed against policyholders’ account balances for mortality, policy administration and surrender charges, and are included in fee income when earned.

Interest accrued on contracts is included in interest on claims and deposits.

	Payments to contract holders upon maturity are reflected as an expense with an offsetting reduction to the increase in actuarial liabilities.	Payments upon maturity or surrender are reflected as reductions to the contract holder deposits on the balance sheet.

Other payments in excess of the account value, such as death claims, are reflected as an expense.

Unrealized foreign currency translation gains (losses)	A proportionate amount of the exchange gain or loss accumulated in OCI is reflected in net income when there is a reduction in the Company’s net investment in a foreign operation resulting from a capital transaction, dilution, or sale of all or part of the foreign operation.	A proportionate amount of exchange gains or losses accumulated in OCI is reflected in net income only when there is a reduction in the Company’s net investment in the foreign operation resulting from the sale of all or part of the foreign operation.

Future income tax asset and liability(1)	Future income tax liabilities and assets are recognized based on the differences between the accounting values of assets and liabilities and their related tax bases using income tax rates of enacted or substantively enacted tax law.	Future income tax liabilities and assets are recorded based on income tax rates of currently enacted tax law. Differences in the provisions for income taxes arise from differing accounting policies for assets and liabilities, and differences in the recognition of tax rate changes are disclosed in part E viii) of this note. Part E xiv) of this note provides other disclosure differences.

Derivatives	For net investment hedges, changes in fair value of these hedging derivatives, along with interest earned and paid on the swaps are recorded to the foreign exchange gains and losses in OCI, offsetting the respective exchange gains or losses arising from the underlying investments.	For net investment hedges, spot rate changes on the hedging derivatives are recorded to the foreign exchange gains and losses in OCI to offset the respective exchange gains or losses arising from the underlying investments. The remainder of the changes in fair value, along with interest earned and paid, are recorded in net income.

	There is no requirement to bifurcate embedded derivatives from actuarial liabilities for insurance contracts. As a result, they are included as part of actuarial liabilities.	Embedded derivatives in insurance contracts are separately accounted for as stand-alone derivatives when they are not clearly and closely related to their host instruments. They are recorded at fair value with changes in fair value recorded in income.

Non-cash collateral	Non-cash collateral received in securities lending transactions is not recognized on the Consolidated Financial Statements.	If the Company has the ability to sell or repledge non-cash collateral received in securities lending transactions, the Company recognizes an asset on the balance sheet and a corresponding liability for the obligation to return it.

(1)	U.S. GAAP terminology is deferred income tax.

112	Sun Life Financial Inc. | Annual Report 2008

Notes to the consolidated financial statements
ii) The following additional significant accounting policy differences between Cdn. GAAP and U.S. GAAP existed prior to 2007:

	Cdn. GAAP	U.S. GAAP

Bonds	Bonds were carried at amortized cost.	Bonds were carried at fair value. The bonds were classified as available-for-sale or trading.

Realized gains and losses were deferred and amortized to income using the constant yield method over the remaining period to maturity.	Unrealized gains and losses were included in OCI if classified as available-for-sale, and included in net income if classified as trading. Realized gains and losses were included in net income immediately.

Certain instruments, included with bonds under Cdn. GAAP, were reclassified to mortgages and corporate loans under U.S. GAAP, as they did not meet the definition of a security.

Stocks	Stocks were originally recorded at cost.	Stocks were carried at fair value. The stocks were classified as available-for-sale or trading.

The carrying value was adjusted towards the fair value at 5% of the difference between fair value and carrying value per quarter. Realized gains and losses were deferred and amortized into net investment income at the rate of 5% of the unamortized balance each quarter.

The Company recorded a write-down for any other than temporary decline in the value of the entire stock portfolio.	Unrealized gains and losses were included in OCI if classified as available-for-sale, and included in net income if classified as trading.

Other than temporary declines in the value of stock resulted in a write-down charged to income.

Derivatives	Most of the Company’s derivatives were accounted for as either fixed term portfolio investments or equity portfolio investments. Fixed term portfolio investment accounting reported investments at amortized cost. Equity portfolio investments were carried at a value calculated using a moving average market method.

Realized gains and losses on the derivatives were deferred and amortized into net investment income.	Derivative instruments were carried at their fair values.

Changes in fair values of derivatives that were not hedges were recorded in income as they arise. For fair value hedges, the gain or loss on the derivative as well as the adjustment to the carrying value of the hedged item was recognized in income. For cash flow hedges, the effective portion of the changes in the fair value of the derivatives was recorded in OCI and the ineffective portion was recognized in income.

Certain derivative instruments were used for risk management purposes and either accounted for using hedge accounting or fair value accounting. Under hedge accounting, the accounting for the derivative followed the underlying asset or liability that is being hedged. Under fair value accounting, the derivative instrument was recorded at fair value on the balance sheet with increases or decreases recorded to net investment income.	Embedded derivatives were separately accounted for as stand-alone derivatives and carried at fair values with the changes in fair value recorded in income when they were not clearly and closely related to their host instruments. This requirement included insurance policies issued by the Company.

Foreign exchange exposure of an anticipated purchase transaction did not qualify for hedge accounting.

There was no requirement to separately account for embedded derivatives prior to 2007.

Foreign exchange exposure of an anticipated purchase transaction might have qualified for hedge accounting.

Deferred net realized gains	Realized gains and losses on sales of invested assets are deferred and amortized.	Realized gains and losses were recognized in income immediately.

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Notes to the consolidated financial statements
C) U.S. GENERALLY ACCEPTED ACCOUNTING STANDARDS ADOPTED BY THE COMPANY IN 2008
i) FASB Statement No. 157, Fair Value Measurements (SFAS 157): SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. Fair value, as defined in SFAS 157, is based on a hypothetical transaction between market participants and represents, at the valuation date, the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., not a forced liquidation or distress sale). As such, SFAS 157 clarifies that fair value is an exit price from the perspective of the reporting entity. In addition, SFAS 157 establishes a three-level hierarchy for fair value measurements based on the level of valuation inputs.
On January 1, 2008, the Company adopted SFAS 157 on a prospective basis for assets and liabilities that are measured at fair value. The adoption of SFAS 157 changes the valuation of embedded derivatives associated with certain insurance contracts, to include a fair value calculation that incorporates risk margins and the Company’s own credit standing and to change valuation assumptions regarding certain policyholder behaviours. The impact of these changes as at January 1, 2008, was recorded to net income and resulted in an increase in net income of $47 (net of taxes of $35).
Effective January 1, 2008, the Company adopted FASB Staff Position No. FAS 157-1 (“FSP FAS 157-1”), “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purpose of Lease Classification or Measurement under Statement 13.” FSP FAS 157-1 amends SFAS 157 to provide a scope out exception for lease classification and measurement under SFAS No. 13, Accounting for Leases. The Company also adopted FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157”, which amends SFAS No. 157 to allow an entity to delay the application of this statement until January 1, 2009 for certain non-financial assets and liabilities. Under the provision of FSP FAS 157-2, the Company delayed the application of SFAS No. 157 for fair value measurements used in the impairment testing of goodwill and indefinite-life intangible assets and eligible non-financial assets and liabilities included in a business combination.
In October 2008, the FASB issued Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS 157-3”). FSP FAS 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in the determination of the fair value of a financial asset when the market for that asset is not active. FSP FAS 157-3 was effective upon issuance and did not have a material impact on the Company’s consolidated financial statements.
ii) FASB Statement No. 158 – Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158): SFAS 158 requires the measurement date for plan assets and liabilities to be the Company’s fiscal year end. Previously it was permitted to use a date up to three months prior to the Company’s fiscal year end. The Company adopted the measurement date provision of SFAS 158 in 2008 for certain of its U.S. plans. The adoption of the measurement date change did not have a material impact on the Consolidated Financial Statements.
iii) FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159): The Company adopted SFAS 159 on January 1, 2008. SFAS No. 159 provides entities the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period (“FV option”). This election is on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The objective is to provide entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company elected to apply the provisions of SFAS No. 159 for fixed maturity securities attributable to certain life, health and annuity products in its U.S. insurance subsidiaries which had previously been designated as available-for-sale. As at January 1, 2008, these available-for-sale securities had a fair value of $10,692 and an amortized cost of $11,016.
The election of the FV option for these assets allows the Company to mitigate earnings volatility since interest rate swaps are used as part of the asset-liability management strategy for these businesses. The Company does not employ hedge accounting for these derivative instruments. The election of the FV option results in both the changes in fair values of the fixed maturity investments and the derivative investments being recognized in income, resulting in less income volatility.
As a result of adoption of SFAS No. 159, the Company recorded an increase to opening accumulated other comprehensive income and a corresponding decrease to opening retained earnings of $87, related to the unrealized loss on investments, net of deferred acquisition costs, policyholder liabilities, and tax effects.
iv) FASB Staff Position FAS133-1 and FASB Interpretation 45-4, Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 (FSP FAS 133-1 and FIN 45-4): In the fourth quarter of 2008, the Company adopted the requirement of FSP FAS133-1 and FIN 45-4. The requirement amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. It also amends FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to require an additional disclosure about

114	Sun Life Financial Inc. | Annual Report 2008

Notes to the consolidated financial statements
the current status of the payment/performance risk of a guarantee and clarifies the FASB’s intent about the effective date of SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133. The adoption did not have a material impact on the consolidated financial statements.
v) Derivative Implementation Group Statement 133 Implementation Issue No. E.23: Issues Involving the Application of the Shortcut Method under paragraph 68 (DIG E23): The Company adopted the provision of DIG E23 on January 1, 2008. The short-cut method may be applied to a fair value hedge when it is designated on the trade date of the swap and the hedged item, even though the hedged item is not recognized for accounting purposes until the transaction settles, provided the period of time between the trade date and settlement date of the hedged item is within established conventions for that marketplace. The adoption did not have a material impact on the consolidated financial statements.
vi) FASB Staff Position No. FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities (FSP FAS 140-4 and FIN46(R)-8): The Company adopted the provisions of FSP FAS 140-4 and FIN46(R)-8 in the fourth quarter of 2008. FSP FAS 140-4 and FIN46(R)-8 require additional disclosures about transfers of financial assets and interests in variable interest entities.
vii) FASB Staff Position No. EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 (EITF 99-20-1): The Company adopted the provisions of EITF 99-20-1 in the fourth quarter of 2008. EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20 to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The adoption did not have a material impact on the consolidated financial statements.
D) U.S. GENERALLY ACCEPTED ACCOUNTING STANDARDS NOT YET ADOPTED BY THE COMPANY
i) FASB Statement No. 141(R), Business Combinations (SFAS 141(R)): SFAS 141(R) requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date at their fair values. Contractual contingencies are also required to be measured at their acquisition date fair values. In addition, SFAS 141(R) requires that acquisition related costs and restructuring costs be recognized separately from the business combination. SFAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will adopt SFAS 141(R) on January 1, 2009.
ii) FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements (SFAS 160): SFAS 160 requires that non-controlling interests in subsidiaries be presented within equity in the Consolidated Financial Statements, and that all transactions between an entity and non-controlling interests be accounted for as equity transactions. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company will adopt SFAS 160 on January 1, 2009 and the adoption of this Standard is not expected to have a material impact on the consolidated financial statements.
iii) FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities–an amendment of FASB Statement No. 133 (SFAS 161): SFAS 161 requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company will adopt SFAS 161 on January 1, 2009.
E) ADDITIONAL INFORMATION REQUIRED TO BE REPORTED UNDER U.S. GAAP
i) Realized gains (losses) on sales of available-for-sale securities included in net realized gains:

	2008	2007	2006

Bonds:
Gross realized gains	$264	$287	$383
Gross realized losses	$(1,161)	$(278)	$(256)

Stocks:
Gross realized gains	$116	$416	$193
Gross realized losses	$(229)	$(171)	$(78)
ii) Change in net gains (losses) included in net investment income for securities classified as trading:

	2008	2007	2006

Bonds	$(3,492)	$(182)	$(80)
Stocks	$(465)	$59	$301

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Notes to the consolidated financial statements
iii) Gross unrealized gains (losses) on available-for-sale bonds:

	2008
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	(losses)	value

Issued or guaranteed by:
Canadian federal government	$2,561	$232	$(1)	$2,792
Canadian provincial and municipal governments	5,602	719	(16)	6,305
U.S. Treasury and other U.S. agencies	1,196	262	(4)	1,454
Other governments	2,337	336	(55)	2,618
Corporate	30,661	402	(3,780)	27,283
Asset-backed securities	2,623	71	(336)	2,358

Total bonds	$44,980	$2,022	$(4,192)	$42,810

	2007
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	(losses)	value

Issued or guaranteed by:
Canadian federal government	$2,721	$118	$(6)	$2,833
Canadian provincial and municipal governments	5,429	828	(73)	6,184
U.S. Treasury and other U.S. agencies	1,234	79	(15)	1,298
Other governments	2,458	376	(11)	2,823
Corporate	34,637	1,000	(961)	34,676
Asset-backed securities	6,375	109	(336)	6,148

Total bonds	$52,854	$2,510	$(1,402)	$53,962

iv) Gross unrealized gains (losses) on available-for-sale stocks:

		Gross	Gross	Estimated
	Original	unrealized	unrealized	fair
	cost	gains	(losses)	value

Total 2008	$3,901	$135	$(640)	$3,396

Total 2007	$3,139	$730	$(106)	$3,763

v) Real estate:
The depreciation expense included in U.S. GAAP other expenses is as follows:

	2008	2007	2006

Depreciation expense	$67	$61	$56
vi) Derivatives:
As a result of the adoption of CICA Handbook Sections 3865, Hedges, and 3855, Financial Instruments – Recognition and Measurement, on January 1, 2007, accounting for derivatives is consistent under both Cdn. and U.S. GAAP. The Company also designated fair value and cash flow hedges consistently under both GAAPs and therefore, information on these hedges for the periods ended December 31, 2008 and December 31, 2007, is the same in Cdn. and U.S. GAAP (see Note 5). The following includes information on these hedges for the year ended December 31, 2006.
Fair value hedge
For the year ended December 31, 2006, there is no hedge ineffectiveness recognized in net income. All components of each derivative’s change in fair value have been included in the assessment of fair value hedge effectiveness.
Cash flow hedge
For the year ended December 31, 2006, the Company excluded a net loss of $1 from hedge effectiveness assessment and reclassified $1 from OCI to income. There is no hedge ineffectiveness recognized in net income.
The Company uses different accounting policies for net investment hedges in Cdn. and U.S. GAAP as described below:
Net investment hedges
The Company designates net investment hedges consistently in both Cdn. and U.S. GAAP. However, the Company uses different accounting policies for these hedges. Under Cdn. GAAP, changes in fair value of these hedging derivatives, along with interest earned and paid on the swaps, are recorded to the foreign exchange gains and losses in OCI, offsetting the respective exchange gains or losses arising from the underlying investments. Under U.S. GAAP, only the spot rate changes on the hedging derivatives are recorded to the foreign exchange gains

116	Sun Life Financial Inc. | Annual Report 2008

Notes to the consolidated financial statements
and losses in OCI to offset the respective exchange gains or losses arising from the underlying investments. The remainder of the changes in fair value, along with interest earned and paid, are recorded in net income. For the years ended December 31, 2008, 2007 and 2006, the Company recorded $(451), $343 and $(60) to the foreign exchange gains (losses) in OCI for U.S. GAAP purposes.
vii) Unrealized loss positions for which an other than temporary impairment has not been recognized
The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual available-for-sale securities have been in a continuous unrealized loss position, as at December 31, 2008.

	Less than 12 months		12 months or more		Total

		Unrealized		Unrealized		Unrealized
Description of securities	Fair value	losses	Fair value	losses	Fair value	losses

Bonds	$13,214	$(1,499)	$7,746	$(2,693)	$20,960	$(4,192)
Stocks	1,559	(302)	769	(338)	2,328	(640)

Total temporarily impaired securities	$14,773	$(1,801)	$8,515	$(3,031)	$23,288	$(4,832)

Available-for-sale debt securities have generally been identified as temporarily impaired if their amortized cost as at December 31, 2008, was greater than their fair value, resulting in an unrealized loss. Unrealized gains and losses in respect of investments designated as held-for-trading have been included in net income and have been excluded from the above table.
Unrealized losses are largely due to interest rate fluctuations and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s asset/liability management practices, and based on a review of these investment holdings, it is believed that the contractual terms of these debt securities will be met and/or the Company can hold these investments until recovery in value.
A total of 2,945 debt securities were in an unrealized loss position as at December 31, 2008, of which 1,616 were in a continuous loss position for less than 12 months and 1,329 positions for 12 months or more. Of the 2,945 debt securities, unrealized losses less than 12 months included 452 positions with an aggregate fair value of $1,203 (125 positions with an aggregate fair value of $280 for 12 months or more) having unrealized losses of less than one hundred thousand dollars per individual holding. A total of 144 stock positions were in a loss position as at December 31, 2008 of which 104 were in a continuous loss position for less than 12 months and 40 positions for 12 months or more. Of the 144 stock positions, unrealized losses less than 12 months included 19 positions with an aggregate fair value of $27 having unrealized losses of less than one hundred thousand dollars per individual holding.
viii) Future income tax asset and liability(1):
Differences between Cdn. GAAP and U.S. GAAP that arise from differing accounting policies for assets and liabilities and differences in the recognition of tax rate changes are as follows:

	2008
	Future income tax asset(1)		Future income tax liability(1)
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Investments	$1,927	$2,017	$809	$630
Actuarial liabilities	(1,323)	856	(245)	(889)
Deferred acquisition costs	464	(1,461)	–	598
Losses available for carry forward	62	62	(128)	(128)
Other	203	341	13	(4)

Future tax asset/liability before valuation allowance	1,333	1,815	449	207
Valuation allowance	(143)	(142)	28	29

Total	$1,190	$1,673	$477	$236

	2007

	Future income tax asset(1)		Future income tax liability(1)

	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Investments	$(27)	$(12)	$1,257	$1,041
Actuarial liabilities	261	932	(464)	(899)
Deferred acquisition costs	144	(789)	(199)	578
Losses available for carry forward	6	8	(111)	(109)
Other	3	99	82	(66)

Future tax asset/liability before valuation allowance	387	238	565	545
Valuation allowance	(5)	(5)	17	–

Total	$382	$233	$582	$545

(1)	U.S. GAAP terminology is deferred income tax.

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Notes to the consolidated financial statements
ix) Acquisition:
The Company completed the acquisition of the Genworth EBG Business on May 31, 2007 as described in Note 3. The following table shows the amounts of the assets, liabilities and goodwill at the dates of acquisition under Cdn. and U.S. GAAP. The amounts under each GAAP are different due to the different accounting policies used under each GAAP.

	Genworth EBG Business

	Cdn. GAAP	U.S. GAAP

Invested assets acquired	$977	$977
Other assets acquired(1)	129	353
Segregated funds assets acquired	–	–

	1,106	1,330

Actuarial liabilities and other policy liabilities acquired	654	545
Amounts on deposit acquired	49	51
Other liabilities acquired	38	50
Segregated funds liabilities acquired	–	–

	741	646

Net balance sheet assets acquired	$365	$684

Consideration:
Cash cost of acquisition	$709	$709
Transaction and other related costs	16	16

	$725	$725

Goodwill on acquisition	$360	$41

(1)	Other assets acquired included value of business acquired of $248 for Genworth EBG Business under U.S. GAAP.
The following supplemental unaudited pro forma information has been prepared to give effect to the acquisition of Genworth EBG Business, as if the transaction had been completed at the beginning of each year presented. The pro forma information is calculated by combining the results of operations of the Company with those of the Genworth EBG Business prior to the acquisition date. The pro forma information is not intended to reflect what would have actually resulted had the transaction been completed at the beginning of those years or what may be obtained in the future. Where applicable, the impact of synergy savings and integration costs arising from the acquisition have been reflected.
Supplemental unaudited pro forma condensed information:

	Genworth EBG Business

	2007	2006

Revenue	$18,335	$18,071

Total common shareholders’ net income before realized gains	$1,275	$1,132
Net realized gains	376	337

Common shareholders’ net income	$1,651	$1,469

Weighted average number of shares outstanding (in millions)	569	577
Basic earnings per share	$2.90	$2.55

Common shareholders’ net income on a diluted basis	$1,631	$1,458
Weighted average number of shares outstanding on a diluted basis (in millions)	572	580
Diluted earnings per share	$2.85	$2.51

118	Sun Life Financial Inc. | Annual Report 2008

Notes to the consolidated financial statements
x) Earnings per share:
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	2008		2007		2006
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Common shareholders’ net income (loss) excluding cumulative effect of accounting changes	$785	$(749)	$2,219	$1,646	$2,089	$1,509
Cumulative effect of accounting changes, net of income taxes		–		–		4

Common shareholders’ net income (loss)	785	(749)	2,219	1,646	2,089	1,513
Less: Effect of stock awards of subsidiaries	14	14	20	20	11	11

Common shareholders’ net income (loss) on a diluted basis	$771	$(763)	$2,199	$1,626	$2,078	$1,502

Weighted average number of shares outstanding (in millions)	561	561	569	569	577	577
Add: Adjustments relating to the dilutive impact of stock options	1	– (1)	3	3	3	3

Weighted average number of shares outstanding on a diluted basis (in millions)	562	561	572	572	580	580

(1)	For the year ended December 31, 2008, an adjustment of 1 million common shares related to the potential dilutive impact of stock options was excluded from the calculation of diluted earnings per share since their effect is anti-dilutive when a loss is reported.
xi) Statements of cash flows:
Under Cdn. GAAP, deposits, maturities and withdrawals related to investment-type contracts and universal life contracts are included in operating activities. Under U.S. GAAP, deposits, maturities and withdrawals are reflected as financing activities; these cash flow items are as follows:

	2008	2007	2006

Deposits and withdrawals reclassified to financing activities:
Deposits to policyholders’ accounts	$5,020	$4,141	$6,417

Withdrawals from policyholders’ accounts	$7,076	$7,090	$6,510

xii) Liabilities for contract guarantees:
The Company offers various guarantees to certain policyholders including a return of no less than (a) total deposits made on the contract less any customer withdrawals, (b) total deposits made on the contract less any customer withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any customer withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death, upon annuitization, or at specified dates during the accumulation period of an annuity.
For policies with a guaranteed minimum death benefit, the net amount at risk represents the excess of the value of the guaranteed minimum death benefit over the account value. This is a hypothetical amount that would only have been payable on December 31, 2008, had all of the policyholders died on that date. For policies with a guaranteed minimum income benefit, the net amount at risk represents the excess of the cost of an annuity to meet the minimum income guarantee over the account value. For the most part, these guarantees may not yet be exercised and there are limitations on when these guarantees may be exercised.
The table below represents information regarding the Company’s variable annuity and unit-linked pension contracts with guarantees as at December 31, 2008:

			Weighted average
		Net amount	attained age
Benefit type	Account balance	at risk	of contract holders

Minimum death	$27,141	$7,574	67
Minimum income	$2,289	$2,332	66
Minimum accumulation or withdrawal	$6,053	$1,046	63

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Notes to the consolidated financial statements
The following summarizes the additional reserve for the minimum guaranteed death benefit and income benefit as at December 31, 2008:

	Minimum	Guaranteed
	guaranteed	minimum
	death benefit	income benefit	Total

Balance as at January 1, 2007	$65	$157	$222
Benefit ratio and assumption changes	5	10	15
Incurred guaranteed benefits	28	1	29
Paid guaranteed benefits	(36)	(35)	(71)
Interest	3	28	31
Effect of changes in currency exchange rates	(12)	(23)	(35)

Balance as at December 31, 2007	53	138	191

Benefit ratio and assumption changes	207	36	243
Incurred guaranteed benefits	58	1	59
Paid guaranteed benefits	(63)	(20)	(83)
Interest	9	53	62
Effect of changes in currency exchange rates	39	(15)	24

Balance as at December 31, 2008	$303	$193	$496

The liability for death and income benefit guarantees is established equal to a benefit ratio multiplied by the cumulative contract charges earned, plus accrued interest less contract benefit payments. The benefit ratio is calculated as the estimated present value of all expected contract benefits divided by the present value of all expected contract charges. The benefit ratio may be in excess of 100%. For guarantees in the event of death, benefits represent the current guaranteed minimum death payments in excess of the current account balance. For guarantees at annuitization, benefits represent the present value of the minimum guaranteed annuity benefits in excess of the current account balance.
Projected benefits and assessments used in determining the liability for guarantees are developed using models and stochastic scenarios that are also used in the development of estimated expected future gross profits. Underlying assumptions for the liability related to income benefits include assumed future annuitization elections based upon factors such as eligibility conditions and the annuitant’s attained age. The liability for guarantees will be re-evaluated periodically, and adjustments will be made to the liability balance through a charge or credit to policyowner benefits.
Guaranteed minimum accumulation benefits and withdrawal benefits are considered to be derivatives under Financial Accounting Standards Board (FASB) Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), and are recognized at fair value through earnings. The guaranteed minimum accumulation and withdrawal benefits were liabilities of $378 and $2,374 as at December 31, 2007 and December 31, 2008, respectively.
xiii) Disclosures relating to fair value measurements:
In compliance with SFAS 157, the Company has categorized its assets and liabilities that are carried at fair value on a recurring basis, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three level fair value hierarchy. Financial assets and liabilities measured at fair value on a recurring basis on the Balance Sheets are categorized as follows:
Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include U.S. Treasury and agency securities, cash and cash equivalents, investments in publicly-traded mutual funds, exchange-traded equities and derivatives.
Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include government bonds, corporate and private bonds, certain asset-backed securities (“ABS”) and mortgage-backed securities (“MBS”), over-the-counter derivatives, and institutional mutual funds.
Level 3: Fair value is based on valuation techniques that require one or more of significant unobservable inputs or the use of broker quotes. These unobservable inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include a majority of commercial mortgage-backed securities (“CMBS”), certain ABS, certain structured products and corporate bonds, and embedded derivatives bifurcated from certain insurance contracts (“embedded derivatives”).

120	Sun Life Financial Inc. | Annual Report 2008

Notes to the consolidated financial statements
The following table presents the Company’s assets and liabilities that are carried at fair value on a recurring basis, by SFAS 157 hierarchy level, as at December 31, 2008:

	Level 1	Level 2	Level 3	Total

Assets
Bonds – held-for-trading	$597	$14,534	$784	$15,915
Bonds – available-for-sale	1,015	40,537	1,258	42,810
Stocks – held-for-trading	959	103	–	1,062
Stocks – available-for-sale	3,162	177	36	3,375
Cash, cash equivalents and short-term securities	5,481	3,201	–	8,682
Derivative assets	16	2,610	47	2,673
Other invested assets – held-for-trading	151	52	1	204
Other invested assets – available-for-sale	269	385	6	660

Total general fund assets recorded at fair value	$11,650	$61,599	$2,132	$75,381

Segregated funds net assets	9,889	53,740	1,187	64,816

Total assets measured at fair value on a recurring basis	$21,539	$115,339	$3,319	$140,197

Liabilities
Amounts on deposit	$–	$78	$–	$78
Derivative liabilities	42	3,146	83	3,271
Embedded derivatives	–	–	2,469	2,469

Total liabilities measured at fair value on a recurring basis	$42	$3,224	$2,552	$5,818

The following table shows a reconciliation of the beginning and ending balances for assets and liabilities which are categorized as Level 3 for the year ended December 31, 2008:

		Total realized gains and unrealized
		gains (losses)(1)
							Change in
							unrealized gains
							(losses) included
							in earnings relating
			Included in	Purchases,			to instruments
			other	issuances, and	Transfers in		still held at
	Beginning	Included in	comprehensive	settlements	and/or out	Ending	the reporting
	balance	earnings	income	(net)	of level 3	balance	date(1)

Assets
Bonds – held-for-trading	$1,288	$(661)	$–	$41	$116	$784	$(538)
Bonds – available-for-sale	1,346	(132)	(119)	(78)	241	1,258	(17)
Stocks – available-for-sale	19	(10)	5	22	–	36	–
Derivative assets	32	40	–	(25)	–	47	41
Other invested assets – held-for-trading	3	(8)	–	6	–	1	(8)
Other invested assets – available-for-sale	7	(1)	–	–	–	6	–

Total general fund assets recorded at fair value	$2,695	$(772)	$(114)	$(34)	$357	$2,132	$(522)

Segregated funds net assets	1,994	(39)	–	236	(1,004)	1,187	(29)

Total assets measured at fair value on a recurring basis	$4,689	$(811)	$(114)	$202	$(647)	$3,319	$(551)

Liabilities
Derivative liabilities	$16	$67	$–	$–	$–	$83	$71
Embedded derivatives bifurcated from actuarial liabilities	651	1,835	–	(17)	–	2,469	1,860

Total liabilities measured at fair value on a recurring basis	$667	$1,902	$–	$(17)	$–	$2,552	$1,931

(1)	For liabilities, losses are indicated in positive numbers.
Valuation techniques
Please refer to Note 5Ai) for fair value methodologies and assumptions. In addition, derivatives, such as guaranteed minimum accumulation benefits (“GMABs”) and withdrawal benefits (“GMWBs”), which are embedded in certain insurance contracts, are required to be bifurcated and reported separately at fair value under US GAAP. The fair value of these embedded instruments is determined using various valuation assumptions, including certain risk margins and the Company’s own credit standing, as well as assumptions regarding policyholder behaviour.

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Notes to the consolidated financial statements
xiv) Accounting for uncertainty in income taxes
Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109 (FIN 48). As a result of the implementation of FIN 48, the Company recognized an increase of $1 in the reserve for unrecognized tax benefits (UTBs), which was accounted for as a decrease to the January 1, 2007 balance of retained earnings. Additionally, as a result of implementing FIN 48, the Company recorded $144 of UTBs related to a balance sheet reclassification (from the future tax liability to current tax liability) that did not impact retained earnings.
The liability for UTBs related to permanent and temporary tax adjustments, exclusive of interest, was $550 as at December 31, 2008 ($617 as at December 31, 2007 and $624 as at January 1, 2007). Of this total, $498 ($452 as at December 31, 2007) of tax benefits would favourably affect the Company’s effective tax rate if the tax benefits were recognized in the financial statements.
The net changes in the liability since January 1, 2007 are as follows:

UTB balance as at January 1, 2007	$624
Increase (decrease) related to tax positions in prior year	24
Increase (decrease) related to tax positions in current year	20
Increase (decrease) related to foreign exchange movement	(51)

UTB balance as at December 31, 2007	$617

Increase (decrease) related to tax positions in prior year	(191)
Increase (decrease) related to tax positions in current year	107
Increase (decrease) related to foreign exchange movement	17

UTB balance as at December 31, 2008	$550

The Company records interest and penalties related to income taxes as a component of other expense in the consolidated statements of operations. The Company has $51 of net interest and penalties accrued related to UTBs as at December 31, 2008 ($61 as at December 31, 2007). During 2008, the Company recorded a decrease of gross interest and penalties of $17 ($16 increase in 2007) in the consolidated statements of operations. The foreign exchange effect of the accrued interest is recorded in the currency translation account.
While the final outcome of the ongoing tax examinations is not yet determinable, the Company believes that an increase or decrease of the total amount of UTBs within the next 12 months would not materially impact its effective tax rate.
The following table summarizes, by major tax jurisdiction, the tax years that remain subject to examination by the relevant taxing authorities:

Tax Jurisdiction	Years Subject to Examination

Canada	2004 – forward
U.S.	2001 – forward
U.K.	2003 – forward

122	Sun Life Financial Inc. | Annual Report 2008

Notes to the consolidated financial statements
xv) Disclosures about Transfers of Financial Assets and Interests in Variable Interest Entities
In the fourth quarter of 2008 the Company adopted FSP FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities. U.S. GAAP requires additional disclosures about transfers of financial assets and interests in variable interest entities than the disclosures required under Canadian GAAP.
In order to determine whether the Company is (or is not) the primary beneficiary of a variable interest entity, the Company performs an assessment of the level of each party’s participation in controlling the entity by means other than a voting interest, which includes assumptions about the sufficiency of an equity investment at risk, the essential characteristics of a controlling financial interest, and the significance of voting rights in relation to economic interests. If the Company is exposed to the majority of the expected losses, the majority of the expected residual returns, or both, associated with a VIE then the Company is the VIE’s primary beneficiary and must consolidate the entity.
The VIE’s are generally financed with equity through the establishment of a trust by a trustee. The carrying amount of VIE’s for which the Company has significant influence have been included in bonds – held-for-trading, bonds – available-for-sale, and other invested assets on the consolidated balance sheets.

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Appointed Actuary’s Report/Report of Independent Registered Chartered Accountants
Appointed Actuary’s Report
THE SHAREHOLDERS AND DIRECTORS OF SUN LIFE FINANCIAL INC.
I have valued the policy liabilities of Sun Life Financial Inc. and its subsidiaries for its consolidated balance sheets at December 31, 2008 and 2007 and their change in the consolidated statements of operations for the years then ended in accordance with accepted actuarial practice, including selection of appropriate assumptions and methods.
In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the Consolidated Financial Statements fairly present the results of the valuation.
Robert W. Wilson
Fellow, Canadian Institute of Actuaries
Toronto, Canada
February 11, 2009
Report of Independent Registered Chartered Accountants
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SUN LIFE FINANCIAL INC.
We have audited the accompanying consolidated balance sheets of Sun Life Financial Inc. and subsidiaries (the “Company”) and the separate consolidated statements of segregated funds net assets as at December 31, 2008 and 2007, and the related consolidated statements of operations, equity, comprehensive income, cash flows and changes in segregated funds net assets for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Sun Life Financial Inc. and subsidiaries and their segregated funds as at December 31, 2008 and 2007, and the results of their operations, their cash flows and the changes in their segregated funds net assets for each of the three years in the period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 11, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
February 11, 2009

124	Sun Life Financial Inc. | Annual Report 2008

Reports of Independent Registered Chartered Accountants
Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Notes 1, 2, and 26 to the consolidated financial statements. Our report to the Board of Directors and Shareholders, dated February 11, 2009, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
February 11, 2009
Report of Independent Registered Chartered Accountants
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SUN LIFE FINANCIAL INC.
We have audited the internal control over financial reporting of Sun Life Financial Inc. and subsidiaries (the “Company”) as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated February 11, 2009 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States Reporting Difference referring to changes in accounting principles.
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
February 11, 2009

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ADDITIONAL COMPANY INFORMATION

127 Sources of earnings
129 Six-year summary by segment
130 Eleven-year summary
132 Directors and executive team
133 Subsidiary and affiliate companies
135 Major offices
136 Corporate and shareholder information

126	Sun Life Financial Inc. | Annual Report 2008

SOURCES OF EARNINGS
The following is provided in accordance with the OSFI guideline requiring Sources of Earnings (SOE) disclosure. SOE is not a Canadian generally accepted accounting principles (GAAP) measure. There is no standard SOE methodology. The calculation of SOE is dependent on, and sensitive to, the methodology, estimates and assumptions used.
SOE identifies various sources of Canadian GAAP net income. It provides an analysis of the difference between actual net income and expected net income based on business in-force and assumptions made at the beginning of the reporting period. The terminology used in the discussion of sources of earnings is described below:
Expected profit on in-force business
The portion of the consolidated pre-tax net income on business in-force at the start of the reporting period that was expected to be realized based on the achievement of the best-estimate assumptions made at the beginning of the reporting period. Expected profit for asset management companies is set equal to their pre-tax net income.
Impact of new business
The point-of-sale impact on pre-tax net income of writing new business during the reporting period. Issuing new business may produce a loss at the point-of-sale, primarily because valuation assumptions are conservative relative to pricing assumptions and actual acquisition expenses may exceed those assumed in pricing. New business losses are often produced by sales of individual life insurance, where valuation margins and acquisition expenses are relatively high.
Experience gains and losses
Pre-tax gains and losses that are due to differences between the actual experience during the reporting period and the best-estimate assumptions at the start of the reporting period.
Management actions and changes in assumptions
Impact on pre-tax net income resulting from changes in actuarial methods and assumptions or other management actions.
Earnings on surplus
Pre-tax net investment income earned on the Company’s surplus assets less pre-tax debt service costs.

ANALYSIS OF RESULTS
For the year ended December 31, 2008, the pre-tax expected profit on in-force business of $2,018 million was $73 million lower than the 2007 level. The decrease in expected profit was driven primarily by a decrease in fee income from asset management companies attributable to the equity market drop in 2008.
The new business issued in 2008 led to pre-tax income losses of $321 million compared to losses of $258 million a year ago. The increase is primarily due to sales growth in India.
The 2008 experience loss of $2,271 million pre-tax was primarily attributable to unfavourable impacts from credit-related losses, including write-downs related to holdings in Lehman Brothers and Washington Mutual, a steep decline in equity markets and the impact of wider credit spreads.
The 2007 experience gain of $233 million pre-tax was primarily attributable to favourable investment experience in SLF Canada, favourable market experience in SLF U.S. and favourable reinsurance experience in Corporate.
For the year 2008, assumption changes and management actions led to pre-tax income losses of $288 million due primarily to the unfavourable impact of changes to asset default assumptions in anticipation of higher future credit-related losses and the unfavourable impact of higher future lapse assumptions and the strengthening of actuarial reserves to reflect more comprehensive information on potential future premiums and claims in the Company’s life retrocession reinsurance business offset by the favourable impact of taking account of investment synergies between business units within SLF Canada and within SLF U.S.
For the year 2007, assumption changes and management actions led to pre-tax income gains of $215 million due primarily to favourable expense assumption changes in SLF Canada, the favourable impact of an internal reinsurance arrangement in SLF Canada, favourable mortality assumption changes in SLF U.S. and the favourable impact of the capital funding solution in SLF U.S. offset by unfavourable lapse assumption, model and methodology changes in SLF U.S. and the unfavourable impact related to SLF re-branding in Corporate.

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Sources of earnings
SOURCES OF EARNINGS
The $45 million loss in Other in 2007 was related to the impact on participating policyholder pre-tax income of Canadian federal tax changes.
Net pre-tax earnings on surplus of $384 million in 2008 compared to $611 million a year ago. The decrease is due primarily to losses on investments.
The gain from the sale of the Company’s equity interest in Cl Financial Income Fund in 2008 was $825 million after-tax.
For the year ended December 31, 2008

(in millions of Canadian dollars)	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total

Expected profit on in-force business	825	653	336	109	95	2,018
Impact of new business	(58)	(136)	–	(126)	(1)	(321)
Experience gains and losses	32	(2,027)	–	(30)	(246)	(2,271)
Management actions and changes in assumptions	125	(139)	–	75	(349)	(288)

Earnings on operations (pre-tax)	924	(1,649)	336	28	(501)	(862)
Earnings on surplus	171	(15)	–	27	201	384

Earnings before income taxes	1,095	(1,664)	336	55	(300)	(478)
Income taxes	(435)	648	(133)	(22)	475	533

Earnings before non-controlling interests, Par income and preferred share dividends	660	(1,016)	203	33	175	55
Less:
Non-controlling interests	13	–	9	–	1	23
Par policyholders’ income (loss)	2	–	–	–	–	2
Preferred share dividends	–	–	–	–	70	70
Plus:
Gain from sale of Cl interest	–	–	–	–	825	825

Common shareholders’ net income	645	(1,016)	194	33	929	785

For the year ended December 31, 2007

(in millions of Canadian dollars)	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total

Expected profit on in-force business	860	588	481	94	68	2,091
Impact of new business	(47)	(131)	–	(75)	(5)	(258)
Experience gains and losses	73	83	–	20	57	233
Management actions and changes in assumptions	224	67	–	73	(149)	215
Other	(45)	–	–	–	–	(45)

Earnings on operations (pre-tax)	1,065	607	481	112	(29)	2,236
Earnings on surplus	202	119	–	34	256	611

Earnings before income taxes	1,267	726	481	146	227	2,847
Income taxes	(199)	(142)	(185)	(23)	27	(522)

Earnings before non-controlling interests, Par income and preferred share dividends	1,068	584	296	123	254	2,325
Less:
Non-controlling interests	19	–	15	–	1	35
Par policyholders’ income (loss)	(1)	3	–	–	–	2
Preferred share dividends	–	–	–	–	69	69

Common shareholders’ net income	1,050	581	281	123	184	2,219

128	Sun Life Financial Inc. | Annual Report 2008

SIX-YEAR SUMMARY BY SEGMENT

(in millions of Canadian dollars)	2008	2007	2006	2005	2004	2003

Total assets under management(1) (As at December 31)
SLF Canada	112,326	127,861	124,103	114,339	105,150	99,131
SLF United States	74,543	68,800	73,519	67,956	67,235	68,013
MFS	164,407	199,836	218,803	190,073	176,221	181,982
SLF Asia(2)	19,930	18,883	13,868	10,826	5,492	4,954
Corporate	18,663	20,809	24,745	21,485	22,505	22,711
Consolidation adjustments	(8,777)	(10,925)	(13,606)	(13,790)	(13,953)	(14,913)

Total Company	381,092	425,264	441,432	390,889	362,650	361,878

Total revenue(1) (For the year ended December 31)
SLF Canada	7,927	9,285	9,333	8,658	8,162	8,189
SLF United States	3,817	7,830	10,465	9,161	9,429	9,663
MFS	1,381	1,687	1,662	1,648	1,700	1,684
SLF Asia	498	977	1,022	759	694	611
Corporate	2,144	1,634	2,164	1,995	2,137	2,330
Consolidation adjustments	(204)	(225)	(359)	(303)	(392)	(421)

Total Company	15,563	21,188	24,287	21,918	21,730	22,056

Total net income (loss) (For the year ended December 31)
SLF Canada	647	1,049	1,001	971	907	770
SLF United States	(1,016)	584	449	496	392	305
MFS	194	281	234	179	114	(43)
SLF Asia	33	123	101	42	45	37
Corporate	999	253	359	188	235	237

Total Company	857	2,290	2,144	1,876	1,693	1,306

(1)	Certain amounts for prior years were reclassified to conform with the presentation adopted in 2006.

(2)	Prior periods have been restated to include other assets under management of Birla Sun Life Asset Management Company Limited (BSLAMC). Sun Life Financial has a 50% interest in BSLAMC.

Sun Life Financial Inc. | sunlife.com	129

ELEVEN-YEAR SUMMARY

	10-year average	5-year average
	compound	compound
(in millions of Canadian dollars)	growth rate %	growth rate%	2008

Assets(1) (As at December 31)
General fund assets	8.2	1.9	119,833
Segregated fund net assets	5.3	4.0	65,762
Mutual funds and other assets under management(2)	2.2	(0.3)	195,497

Total assets under management	4.3	1.0	381,092

Total equity	11.5	4.5	17,409

Business results(1) (For the year ended December 31)
Revenue
Premiums
Annuities	4.1	(5.7)	3,592
Life insurance	5.3	(1.3)	5,928
Health insurance	9.6	11.0	4,067

Total premiums	6.0	0.1	13,587
Net investment income (loss)	n/a	n/a	(767)
Fee income	3.1	(0.5)	2,743

Total revenue	1.3	(6.7)	15,563

Payments to policyholders, beneficiaries and depositors(3)	4.6	1.2	14,314
Increase (decrease) in actuarial liabilities	n/a	n/a	(4,429)
Commissions and expenses	4.0	(1.3)	4,775
Interest expenses	7.2	4.6	366
Income taxes expense (benefit)	n/a	n/a	(343)
Non-controlling interests in net income of subsidiaries	(0.4)	10.4	23

Net income from continuing operations	10.6	(8.1)	857
Write-off of Confederation Life goodwill	n/a	n/a	–
Loss from discontinued operations, net of income taxes	n/a	n/a	–

Total net income	31.8	(8.1)	857

Business statistics
Life insurance in-force(4)			1,195,526
Mutual fund sales			20,352
Managed fund sales(5)			20,944
Segregated fund deposits(1)			10,919

Employees			14,501

(1)	Certain comparative figures have been reclassified to conform with the presentation adopted in 2006.

(2)	Prior periods have been restated to include other assets under management of Birla Sun Life Asset Management Company Limited (BSLAMC). Sun Life Financial has a 50% interest in BSLAMC.

(3)	Includes net transfers to segregated funds.

(4)	Includes reinsurance assumed.

(5)	Includes intercompany sales.

130	Sun Life Financial Inc. | Annual Report 2008

2007	2006	2005	2004	2003	2002	2001	2000	1999	1998

114,291	117,831	110,866	107,803	109,263	123,508	80,328	55,010	54,241	54,319
73,205	70,789	60,984	56,564	54,086	52,755	48,544	49,533	46,524	39,213
237,768	252,812	219,039	198,283	198,529	186,307	224,075	225,190	201,738	157,074

425,264	441,432	390,889	362,650	361,878	362,570	352,947	329,733	302,503	250,606

17,217	17,184	15,546	14,415	13,980	14,915	7,725	6,517	5,690	5,875

3,530	5,380	4,556	4,588	4,805	7,402	4,196	4,371	3,494	2,408
6,010	6,168	5,683	5,948	6,325	5,403	3,759	3,523	3,602	3,541
3,584	3,061	2,701	2,367	2,413	2,070	1,482	1,495	1,723	1,633

13,124	14,609	12,940	12,903	13,543	14,875	9,437	9,389	8,819	7,582
4,852	6,664	6,079	5,924	5,703	5,131	4,162	3,839	4,261	4,097
3,212	3,014	2,899	2,903	2,810	3,095	3,216	3,318	2,609	2,017

21,188	24,287	21,918	21,730	22,056	23,101	16,815	16,546	15,689	13,696

15,196	13,730	13,506	13,114	13,470	13,017	9,486	9,291	10,200	9,155
(2,515)	2,525	872	1,425	1,510	3,822	1,697	1,611	934	473
5,311	5,149	4,837	4,929	5,107	4,856	4,209	4,230	3,901	3,238
349	323	273	278	292	268	168	159	161	182
522	389	531	263	357	70	306	386	283	310
35	27	23	28	14	38	68	67	46	24

2,290	2,144	1,876	1,693	1,306	1,030	881	802	164	314
–	–	–	–	–	–	–	–	–	260
–	–	–	–	–	36	–	–	–	–

2,290	2,144	1,876	1,693	1,306	994	881	802	164	54

1,053,642	1,084,886	969,698	950,695	970,397	1,139,308	628,206	561,389	673,322	670,094
22,586	20,412	20,329	19,884	27,491	31,668	39,466	45,614	38,123	33,849
27,613	26,116	31,135	23,981	25,202	29,683	31,953	25,869	13,939	12,255
13,320	8,753	7,205	7,145	5,968	6,642	5,851	8,318	4,137	4,345

14,759	14,264	14,338	13,802	13,560	14,905	11,702	11,328	11,046	10,717

Sun Life Financial Inc. | sunlife.com	131

DIRECTORS AND EXECUTIVE TEAM
DIRECTORS
All directors of Sun Life Financial Inc. are also directors of Sun Life Assurance Company of Canada. The Board has determined that all directors other than Donald A. Stewart are independent directors.

Ronald W. Osborne, FCA (2)	Germaine Gibara, CFA (1),(2)	Mitchell M. Merin (3),4)
Chairman of the Board	President, Avvio Management Inc.	Corporate Director

James C. Baillie (1),(4)	Krystyna T. Hoeg. CA (1),(4)	Bertin F. Nadeau (2),(3)
of Counsel, Torys LLP	Corporate Director	Chairman and Chief Executive Officer, GescoLynx Inc.

George W. Carmany, III (3),(4)	David W. Kerr, CA (1),(3)	Donald A. Stewart, FIA, FCIA
President, G. W. Carmany and Company, Inc.	Managing Partner, Edper Financial Group	Chief Executive Officer, Sun Life Financial Inc.

John H. Clappison, FCA (1),(4) Corporate Director David A. Ganong, C. M. (3),(4) Chairman, Ganong Bros. Limited	Idalene F. Kesner (2),(4) Chairperson, Department of Management and Entrepreneurship Frank P. Popoff Chair of Strategic Management Kelley School of Business, Indiana University	James H. Sutcliffe, FIA (1),(4) Corporate Director

(1)	Member of Audit Committee

(2)	Member of Governance and Conduct Review Committee

(3)	Member of Management Resources Committee

(4)	Member of Risk Review Committee
Additional information on the directors and a report on the board’s corporate governance processes and practices is available in the 2009 Management Information Circular, available on www.sunlife.com and on www.sedar.com.
EXECUTIVE TEAM

Donald A. Stewart	Dean A. Connor	Stephan Rajotte
Chief Executive Officer	President, Sun Life Financial Canada	President, Sun Life Financial Asia

Jon A. Boscia	Kevin P. Dougherty	Robert C. Salipante
President	President, Sun Life Global Investments	President, Sun Life Financial International

Thomas A. Bogart	Richard P. McKenney	Michael P. Stramaglia
Executive Vice-President and General Counsel	Executive Vice-President and Chief Financial Officer	Executive Vice-President and Chief Risk Officer

132	Sun Life Financial Inc. | Annual Report 2008

SUBSIDIARY AND AFFILIATE COMPANIES OF SUN LIFE FINANCIAL INC.
As at December 31, 2008

	Address of head or	Book value of	Per cent of voting
Company	principal office	shares owned*	shares owned by SLF

Sun Life Assurance Company of Canada	Toronto, Canada	14,220	100%
Amaulico Fund Ltd.	Calgary, Canada		100%
Amaulico Ltd.	Calgary, Canada		100%
BestServe Financial Limited	Central, Hong Kong		100%
Sun Life Financial Asia Services Limited	Central, Hong Kong		100%
CCPI Holdco Limited	Toronto, Canada		70.7%
Clarica MEEL Holdings Limited	Waterloo, Canada		100%
Clarica Trustco Inc.	Waterloo, Canada	54	100%
Sun Life Financial Trust Inc.	Waterloo, Canada	48	100%
Crosspointe Shops II LLC	Wellesley Hills, USA		100%
Crosspointe Shops I LLC	Wellesley Hills, USA		100%
Lease Administration Corporation	Toronto, Canada		66.67%
Plaza West LLC	Wellesley Hills, USA		100%
P.T. Parahiyangan Griyanusa	Jakarta, Indonesia		100%
P.T. Sun Life Financial Indonesia	Jakarta, Indonesia	19	100%
SL Investment Holdings 2008-1, LLC	Wellesley Hills, USA		100%
SL Investment PAR Holdings 2008-1, LLC	Wellesley Hills, USA		100%
SLF of Canada UK Limited	Basingstoke, UK	617	100%
Sun Life Financial of Canada UK Limited	Basingstoke, UK		100%
Sun Life of Canada UK Holdings Limited	Basingstoke, UK		100%
Sun Life Assurance Company of Canada (U.K.) Limited	Basingstoke, UK	618	100%
BHO Lease Company Limited	Channel Islands, UK		100%
Sun Life Financial of Canada Trustee Limited	Basingstoke, UK		100%
Sun Broad Street Inline Shops Member, LLC	Wilmington, USA		100%
Sun Broad Street Inline Shops, LLC	Wilmington, USA		100%
Sun Broad Street Outparcel Shops, LLC	Wilmington, USA		100%
Sun Commerce Center, LLC	Wellesley Hills, USA		100%
Sun Encore, LLC	Wellesley Hills, USA		100%
Sun Grand Parkway GP, LLC	Austin, USA		100%
Sun Grand Parkway, L.P.	Austin, USA		100%
Sun Greenfield, LLC	Wellesley Hills, USA		100%
Sun Highlands Plaza, LLC	Wellesley Hills, USA		100%
Sun Lakewood GP, LLC	Austin, USA		100%
Sun Lakewood, L.P.	Austin, USA		100%
Sun Life (India) AMC Investments Inc.	Toronto, Canada	37	100%
Birla Sun Life Asset Management Company Limited	Mumbai, India		50%
Sun Life (India) Distribution Investments Inc.	Toronto, Canada		100%
Birla Sun Life Distribution Company Limited	Mumbai, India		50.0001%
BSDL Insurance Advisory Services Ltd.	Mumbai, India		50.0001%
Sun Life and Health Insurance Company (U.S.)	Wellesley Hills, USA	61	100%
Sun Life Assurance Company of Canada (Barbados) Limited	Bridgetown, Barbados		100%
Sun Life Capital Trust	Toronto, Canada		100%
Sun Life Everbright Life Insurance Company Limited	Tianjin, People's Republic of China		50%
Sun Life Financial (Bermuda) Holdings, Inc.	Wellesley Hills, USA	7	100%
Sun Life Financial Insurance and Annuity Company (Bermuda) Ltd.	Hamilton, Bermuda	7	100%
Sun Life Financial (Hungary) Investments Inc.	Toronto, Canada		100%
Sun Life (Hungary) Group Financing Limited Liability Company	Budapest, Hungary		100%
Sun Life Financial (India) Insurance Investments Inc.	Toronto, Canada	28	100%
Birla Sun Life Insurance Company Limited	Mumbai, India		26%
Sun Life Financial (Mauritius) Inc.	Port Louis, Republic of Mauritius		100%
Sun Life India Service Centre Private Limited	Gurgaon, India		100%
Sun Life Financial Advisory Inc.	Montreal, Canada		100%
Sun Life Financial Distributors (Bermuda) Ltd.	Wellesley Hills, USA		100%
Sun Life Financial Distributors (Canada) Inc.	Waterloo, Canada		100%
Sun Life Financial Investment Services (Canada) Inc.	Waterloo, Canada		100%
Sun Life Financial Global Funding, L.P.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding, U.L.C.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding, L.L.C.	Wellesley Hills, USA		100%
Sun Life Financial Investments (Bermuda) Ltd.	Hamilton, Bermuda		100%
Sun Life Financial LTC Solutions Inc.	Waterloo, Canada		100%
Sun Life Financial Realty Advisors Inc.	Toronto, Canada		100%
Sun Life Hong Kong Limited	Central, Hong Kong	1,158	100%
Sun Life Hong Kong Advisory Limited	Central, Hong Kong		100%
Sun Life Trustee Company Limited	Central, Hong Kong		100%
Sun Life Information Services Canada, Inc.	Toronto, Canada		100%
Sun Life Information Services Ireland Limited	Waterford, Republic of Ireland		100%
Sun Life Insurance (Canada) Limited	Toronto, Canada	712	100%
SLI General Partner Limited	Toronto, Canada		100%
SLI Investments LP	Toronto, Canada		100%
6425411 Canada Inc.	Toronto, Canada		100%
Sun Life Investments LLC	Wellesley Hills, USA		100%
Sun Life Asset Management Inc.	Toronto, Canada		100%
Sun Life Financial of Canada (U.K.) Overseas Investment Limited	Basingstoke, UK	330	100%
Sun Life of Canada (Netherlands) B.V.	Rotterdam, Netherlands		100%
Sun Life Financial Philippine Holding Company, Inc.	Manila, Philippines		100%
Sun Life of Canada (Philippines), Inc.	Manila, Philippines	329	100%
Sun Life Asset Management Company, Inc.	Manila, Philippines		100%

*	The book values (in millions of Canadian dollars) of the principal operating companies and principal holding companies that are subsidiaries of Sun Life Financial Inc. are shown and are based on the equity method.

Sun Life Financial Inc. | sunlife.com	133

Subsidiary and affiliate companies of Sun Life Financial inc.

	Address of head or	Book value of	Per cent of voting
Company	principal office	shares owned*	shares owned by SLF

Sun Life Financial – Philippines Foundation, Inc.	Manila, Philippines		100%
Sun Life Financial Plans, Inc.	Manila, Philippines		100%
Sun Life Prosperity GS Fund, Inc.	Manila, Philippines		81.68%
Sun Life Prosperity Money Market Fund, Inc.	Manila, Philippines		50.36%
Sun Life of Canada International Assurance Limited	Bridgetown, Barbados		100%
Sun Life Reinsurance (Ireland) Limited	Dublin, Republic of Ireland	293	100%
Sun Starlite, LLC	Wilmington, USA		100%
Sun Sunset Plaza, LLC	Wilmington, USA		100%
2053812 Ontario Inc.	Toronto, Canada		100%
6560016 Canada Inc.	Toronto, Canada		100%
Sun Life Reinsurance (Barbados) No. 2 Corp.	St. Michael, Barbados		100%
6965083 Canada Inc.	Toronto, Canada		100%
7037457 Canada Inc.	Toronto, Canada		100%
7073747 Canada Inc.	Toronto, Canada		100%
Sun Life Global Investments Inc.	Toronto, Canada	3,070	100%
McLean Budden Limited	Toronto, Canada	120	63.6%
McLean Budden Funds Inc.	Toronto, Canada		63.6%
Sun Life Assurance Company of Canada – U.S. Operations Holdings, Inc.	Wellesley Hills, USA	3,484	100%
SL Investment 2007-1 ULC	Wellesley Hills, USA		100%
SL Investment Holdings 2007-1 LLC	Wellesley Hills, USA		100%
Sun Capital Advisers LLC	Wellesley Hills, USA		100%
Sun Life Financial (Japan), Inc.	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Holdings, Inc.	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Investments LLC	Wellesley Hills, USA	3,007	100%
Sun Life of Canada (U.S.) Financial Services Holdings, Inc.	Boston, USA	1,020	99.74%
Massachusetts Financial Services Company	Boston, USA	443	96.4%
Four Pillars Capital, Inc.	Delaware, USA		96.4%
MFS Development Funds, LLC	Delaware, USA		96.4%
MFS Fund Distributors, Inc.	Boston, USA		96.4%
MFS Heritage Trust Company	Manchester, USA		96.4%
MFS Institutional Advisors, Inc.	Boston, USA		96.4%
MFS Institutional Advisors (Australia) Pty. Ltd.	Sydney, Australia		96.4%
MFS International Ltd.	Hamilton, Bermuda		96.4%
MFS do Brasil Desenvolvimento de Mercado Ltda.	Sao Paulo, Brazil		96.4%
MFS International (U.K.) Ltd.	London, UK		96.4%
MFS Investment Management Company (LUX) S.A.	Boston, USA		96.4%
MFS Investment Management K.K.	Tokyo, Japan		96.4%
MFS Service Center, Inc.	Boston, USA		96.4%
Sun Life of Canada (U.S.) Holdings, Inc.	Wellesley Hills, USA	2,685	100%
Dental Holdings, Inc.	Wellesley Hills, USA		100%
California Benefits Dental Plan	Santa Ana, USA		100%
Professional Insurance Company	Wellesley Hills, USA	68	100%
Sun Canada Financial Co.	Wellesley Hills, USA		100%
Sun Life Administrators (U.S.), Inc.	Wellesley Hills, USA		100%
Sun Life Assurance Company of Canada (U.S.)	Wellesley Hills, USA	3,250	100%
7101 France Avenue Manager, LLC	Wellesley Hills, USA		100%
7101 France Avenue, LLC	Wellesley Hills, USA		100%
Clarendon Insurance Agency, Inc.	Wellesley Hills, USA		100%
Independence Life and Annuity Company	Wellesley Hills, USA	74	100%
SLF Private Placement Investment Company I, LLC	Wellesley Hills, USA		100%
Sun Life Insurance and Annuity Company of New York	New York City, USA	538	100%
SLNY Private Placement Investment Company I, LLC	Wilmington, USA		100%
Sun Life Financial (U.S.) Reinsurance Company	Wellesley Hills, USA		100%
Sun MetroNorth, LLC	Wellesley Hills, USA		100%
Sun Parkaire Landing LLC	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Finance, Inc.	Wellesley Hills, USA		100%
Sun Life Financial Distributors, Inc.	Boston, USA		100%
Sun Life Reinsurance (Barbados) No. 3 Corp.	Bridgetown, Barbados		100%
3060097 Nova Scotia Company	Halifax, Canada		100%
SL Finance 2007-1, Inc.	Wellesley Hills, USA		100%
Sun Life (Barbados) Holdings No. 1 Limited	St. Michael, Barbados		100%
Sun Life (Barbados) Holdings No. 2 Limited	St. Michael, Barbados		100%
Sun Life (Barbados) Holdings No. 3 Limited	St. Michael, Barbados		100%
Sun Life (Barbados) Holdings No. 4 Limited	St. Michael, Barbados		100%
Sun Life (Poland) Group Financing sp. z.o.o.	Warsaw, Poland		100%
Sun Life 2007-1 Financing Corp.	Toronto, Canada		100%
Sun Life Financial Global Funding II, L.P.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding II, U.L.C.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding II, L.L.C.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding III, L.P.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding III, U.L.C.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding III, L.L.C.	Wellesley Hills, USA		100%
Sun Life Financial Reinsurance (Barbados) Limited	St. Michael, Barbados		100%
2097261 Ontario Inc.	Toronto, Canada		100%
2109578 Ontario Inc.	Toronto, Canada		100%
6183271 Canada Inc.	Toronto, Canada		100%
Sun Life Financial (Chile) S.A.	Las Condes, Chile		100%
6183298 Canada Inc.	Toronto, Canada		100%
6324983 Canada Inc.	Toronto, Canada		100%
6828141 Canada Inc.	Toronto, Canada		100%

*	The book values (in millions of Canadian dollars) of the principal operating companies and principal holding companies that are subsidiaries of Sun Life Financial Inc. are shown and are based on the equity method.

134	Sun Life Financial Inc. | Annual Report 2008

MAJOR OFFICES

The following is contact information for
Sun Life Financial’s major offices and joint
venture companies around the world.
For inquiries and customer service, please
contact the appropriate office in your area.
Sun Life Financial Canada
Canadian Headquarters
227 King Street South
Waterloo, Ontario
Canada N2J 4C5
Tel: 519-888-3900
Call Centre: 1 877 SUN-LIFE/1 877 786-5433
Mon. to Fri. 8:00 a.m. – 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Toronto Office
225 King Street West
Toronto, Ontario
Canada M5V 3C5
Tel: 416-408-7500
Call Centre: 1 877 SUN-LIFE/1 877 786-5433
Mon. to Fri. 8:00 a.m. – 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Montreal Office
1155 Metcalfe Street
Montreal, Quebec
Canada H3B 2V9
Tel: 514-866-6411
Call Centre: 1 877 SUN-LIFE/1 877 786-5433
Mon. to Fri. 8:00 a.m. – 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Sun Life Financial U.S.
One Sun Life Executive Park
Wellesley Hills, Massachusetts
USA 02481
Tel: 781-237-6030
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. – 5:00 p.m. Eastern Time
Website: www.sunlife-usa.com
Bermuda
Victoria Hall
11 Victoria Street
Hamilton HM 11, Bermuda
Tel: (441) 296-3084
Mon. to Fri. 9:00 a.m. – 5:00 p.m. Atlantic Time
Website: www.sunlifebermuda.com
Sun Life Financial U.K.
Matrix House
Basing View, Basingstoke
Hampshire
United Kingdom RG21 4DZ
Tel: (0870) 160-5040
Call Centre: (0870) 161-1111
Mon. to Fri. 8:00 a.m. – 6:00 p.m.
Website: www.sunlifefinancialofcanada.co.uk
Sun Life Financial Asia
Asia Regional Office
27/F Oxford House
Taikoo Place
979 King’s Road
Hong Kong
Tel: (852) 2918-3888
China
Sun Life Everbright Life Insurance
Company Limited
37/F Tianjin International Building
75 Nanjing Road
Heping District
Tianjin, China 300050
Tel: (8622) 2339-1188
Website: www.sunlife-everbright.com
Beijing Representative Office
Suite 1207
China Resources Building
No. 8, Jianguomenbei Avenue
Eastern District
Beijing, China 100005
Tel: (8610) 8519-2510
Hong Kong
Sun Life Hong Kong Limited
20/F, One Exchange Square
Central, Hong Kong
Tel: (852) 2103-8888
Call Centre: (852) 2103-8928
Mon. to Fri. 9:00 a.m. – 8:00 p.m.
Website: www.sunlife.com.hk
India
Birla Sun Life Insurance Company Limited
Vaman Centre, 6th Floor
Makhwana Road, Andheri (East)
Mumbai, India 400 059
Tel: 91-22-6678-3333
Mon. to Fri. 9:30 a.m. – 6:00 p.m.
Website: www.birlasunlife.com
Birla Sun Life Asset Management
Company Limited
Ahura Centre, 2nd Floor, Tower A
Mahakali Caves Road, Andheri (East)
Mumbai, India 400 093
Tel: 91-22-6692-8000
Mon. to Fri. 9:30 a.m. – 6:00 p.m.
Website: www.birlasunlife.com
Birla Sun Life Distribution Company Limited
1st Floor, Industry House
159 Churchgate Reclamation
Mumbai, India 400 020
Tel: 91-22-6716-8000
Website: www.birlasunlife.com
Indonesia
World Trade Centre, 8th & 9th Floors
JL Jend. Sudirman Kav 29-31
Jakarta, Indonesia 12920
Tel: (6221) 5289-0000
Call Centre: (6221) 5289-0088
Toll Free: 0800 140 1262
Mon. to Fri. 8:30 a.m. – 5:30 p.m.
Website: www.sunlife.co.id
Philippines
12th Floor, The Enterprise Center Tower 2
6766 Ayala Avenue cor.
Paseo de Roxas
Makati City, Philippines 0724
Tel: (632) 886-6188
Call Centre: (632) 849-9888
In the Provinces call 1 800 10-SUNLIFE via PLDT
Mon. to Fri. 8:00 a.m. – 6:00 p.m.
Website: www.sunlife.com.ph

Sun Life Financial Inc. | sunlife.com	135

CORPORATE AND SHAREHOLDER INFORMATION

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit www.sunlife.com.
CORPORATE OFFICE
Sun Life Financial Inc.
150 King Street West
Toronto, Ontario
Canada M5H 1J9
Tel: 416-979-9966
Website: www.sunlife.com
INVESTOR RELATIONS
For financial analysts, portfolio managers and institutional investors requiring information, please contact:
Paul Petrelli
Vice-President, Investor Relations
Tel: 416-204-8163
Fax: 416-979-4080
E-mail: investor.relations@sunlife.com
Please note that financial information can
also be obtained from www.sunlife.com.
TRANSFER AGENT
For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.
Canada
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C 2W9
Within North America:
Tel: 1 877 224-1760 (English)
        1 888 290-0048 (French)
Outside of North America:
Tel: 416-348-9412
Fax: 416-643-5501
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Shareholders can view their account details using CIBC Mellon Trust Company’s Internet service, Answerline®. Register at www.cibcmellon.com/answerlineregistration.
United States
BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310
Tel: 1 800 648-8393
E-mail: shrrelations@mellon.com
United Kingdom
Capita Registrars Ltd.
34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU
Within the U.K.:
Tel: (0845) 602 1587
Outside the U.K.:
Tel: +44 20 8639 2064
E-mail: ssd@capitaregistrars.com
Philippines
The Hongkong and Shanghai Banking Corporation Limited
HSBC Stock Transfer
5/F, HSBC Centre
3058 Fifth Avenue West
Bonifacio Global City
Taguig City, 1634, Philippines
From Metro Manila:
Tel: PLDT (632) 581-8111
       GLOBE (632) 976-8111
From the Provinces: 1 800 1 888-2422
Hong Kong
Computer share Hong Kong Investor
Services Limited
Hopewell Centre, 18th Floor
Rooms 1806-1807
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8628
E-mail: hkinfo@computershare.com.hk
SHAREHOLDER SERVICES
For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services:
Fax: 416-598-3121
English E-mail:
shareholderservices@sunlife.com
French E-mail:
servicesauxactionnaires@sunlife.com
DIVIDENDS
2009 Dividend dates
Common shares

Record dates	Payment dates

February 25	April 1,2009
May 20*	July 2, 2009
August 19*	October 1, 2009
November 18*	January 4, 2010

*	Subject to approval by the Board of Directors
Direct deposit of dividends
Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.
A detachable enrolment form is located on the back of Sun Life Financial’s dividend cheque. The Request for Electronic Payment of Dividends Form is also available for downloading from the Investor Centre on CIBC Mellon’s website, www.cibcmellon.com, or you can contact CIBC Mellon to have a form sent to you.
Canadian Dividend Reinvestment and Share Purchase Plan
Canadian-resident common shareholders can enrol in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at www.sunlife.com or contact the Plan Agent, CIBC Mellon at inquiries@cibcmellon.com.
STOCK EXCHANGE LISTINGS
Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 – SLF. PR.A
Series 2 – SLF. PR.B
Series 3 – SLF. PR.C
Series 4 – SLF. PR.D
Series 5 – SLF. PR.E
Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF
As of February 6, 2009, there were 559,698,331 outstanding common shares, which are the only voting securities.
2009 ANNUAL MEETING
The Annual Meeting will be held on:
Date: Thursday, May 21, 2009
Time: 10:00 a.m.
Place: Sun Life Financial Tower,
150 King Street West (at University Avenue),
2nd Floor, Toronto, Canada

136	Sun Life Financial Inc. | Annual Report 2008

As a provider of products and services that help customers achieve lifetime financial security, Sun Life Financial recognizes that environmental sustainability is critical to our overall well-being. The use of Forest Stewardship Council (FSC) and recycled paper for this Annual Report resulted in the following savings:
This report is printed on FSC certified paper and contains 30% recycled fibre and is FSC certified. The fibre used in the manufacture of the paper stock, comes from well-managed forests, controlled sources and recycled wood fibre.	This is a carbon neutral publication. Net carbon dioxide equivalent emissions associated with the production and distribution of this report have been neutralized through Zerofootprint using ISO14064-2 reforestation carbon offsets.	Sun Life Financial Inc.	150 King Street West Toronto, Ontario Canada M5H 1J9 sunlife.com